45

07024453

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Universal Energy Group Ltd.

*CURRENT ADDRESS 25 Sheppard Avenue West
Suite 1605
Toronto, Ontario
Canada M2N 6S6

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35092 FISCAL YEAR 9/30/06

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: lwtc
DAT : 6/14/07

082-35092

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. Accordingly, the securities will only be offered or sold within the United States pursuant to Rule 144A under the U.S. Securities Act or another available exemption from registration under the U.S. Securities Act and thereafter may only be reoffered or resold in the United States or to a U.S. person pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. See "Plan of Distribution".

Initial Public Offering **PROSPECTUS** January 26, 2007

UNIVERSAL ENERGY GROUP

AR/S 9-30-06

UNIVERSAL ENERGY GROUP LTD.

$125,000,007

11,363,637 Common Shares

This prospectus qualifies the distribution (the "**Offering**") of 11,363,637 common shares ("**Common Shares**") of Universal Energy Group Ltd., a corporation incorporated under the federal laws of Canada to participate in the retail electricity and natural gas industries and the ethanol industry. In connection with the closing (the "**Closing**") of the Offering, Universal Energy Group Ltd. will acquire (the "**Acquisitions**") all of the issued and outstanding shares of Universal Energy Corporation ("**Universal**") and Terra Grain Fuels Holdings Inc. ("**TGF**") from the existing shareholders of Universal and TGF (the "**Existing Shareholders**"). Universal is a corporation incorporated under the laws of the Province of Ontario that currently sells electricity and natural gas in Ontario to residential, small to mid-size commercial and small industrial customers and sells natural gas in Michigan to small to mid-size commercial and small industrial customers. TGF is constructing an ethanol facility near Belle Plaine, Saskatchewan that is designed to produce approximately 150 million litres of ethanol annually. The facility is scheduled to commence operations by the end of 2007. Following the completion of the Acquisitions and this Offering, the Existing Shareholders will collectively beneficially own, directly or indirectly, or exercise control or direction over, approximately 69% of the issued and outstanding Common Shares (64% if the Over-Allotment Option is exercised in full), which includes the approximately 43% of the issued and outstanding Common Shares that will be beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the executive officers of the Company (40% if the Over-Allotment Option is exercised in full). See "Retained Interest", "Funding, Acquisitions and Related Transactions" and "Use of Proceeds".

Unless the context otherwise requires, any references in this prospectus to the "**Company**", "**we**", "**us**" and "**our**" refer to Universal Energy Group Ltd. when referring to events or transactions that occurred or will occur prior to the completion of the Acquisitions, and refer to Universal Energy Group Ltd. and its consolidated subsidiaries (including Universal and TGF Amalco (as defined herein)) when referring to events or transactions that will occur after completion of the Acquisitions.

The price to the public of the Common Shares has been determined by negotiation among the Company, the promoters of the Offering and National Bank Financial Inc., CIBC World Markets Inc., GMP Securities L.P. and HSBC Securities (Canada) Inc. (collectively, the "**Underwriters**"). See "Plan of Distribution". **There are certain risk factors associated with an investment in the Common Shares, which should be carefully reviewed and considered by prospective purchasers before purchasing the Common Shares. See "Risk Factors".**

Price: $11.00 per Common Share

	Price to the Public	Underwriters' Fee	Net Proceeds to the Company[1]
Per Common Share	$11.00	$0.66	$10.34
Total[2]	$125,000,007	$7,500,000.42	$117,500,006.58

Notes:

(1) Before deducting expenses of this Offering estimated to be approximately $2,500,000. The expenses of this Offering and the Underwriters' fee will be paid by the Company from the proceeds of the Offering.

(2) The Company has granted the Underwriters an option (the "**Over-Allotment Option**") exercisable for a period of 30 days from the date of the Closing to purchase up to an additional 1,704,546 Common Shares (being equal to 15% of the Common Shares sold at the Closing) at the offering price solely to cover any over-allotments and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public will be $143,750,013, the Underwriters' fee will be $8,625,000.78 and the net proceeds to the Company will be $135,125,012.22. This prospectus also qualifies the distribution of the Over-Allotment Option and the Common Shares that are issued pursuant to the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. **There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus.** The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Common Shares. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before April 24, 2007. In connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. See "Plan of Distribution".

Subscriptions for Common Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The closing date of this Offering is expected to occur on or about February 2, 2007 or such other date as the Company, Universal, TGF and the Underwriters may agree, but in any event no later than February 28, 2007. Definitive certificates representing the Common Shares will be available for delivery at Closing.

UNIVERSAL ENERGY GROUP

UNIVERSAL ENERGY CORPORATION

UNIVERSAL POWER GIVING YOU THE POWER TO SAVE

UNIVERSAL GAS & ELECTRIC

TERRA Grain Fuels

natural gas

ethanol



UNIVERSAL ENERGY
CORPORATION







TERRA
Grain Fuels



TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements". Statements other than statements of historical fact contained in this prospectus may be forward-looking statements, including, without limitation, management's expectations, intentions and beliefs concerning the retail electricity industry, the retail natural gas industry and the ethanol industry, the competitive landscape in these industries and the general economy, statements regarding the future financial position or results of the Company, business strategies, proposed acquisitions, growth opportunities, budgets, litigation, projected costs and plans and objectives of or involving the Company. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "aim", "endeavour", "project", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this prospectus. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this prospectus are based upon what management currently believes to be reasonable assumptions, we cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this prospectus and neither the Company, Universal, TGF, the Underwriters nor any other party involved in the Offering intends to, or assumes any obligation to, update or revise these forward-looking statements to reflect new events or circumstances.

NON-GAAP FINANCIAL MEASURES

This prospectus makes reference to certain non-GAAP measures, namely Operational Revenue and Operational Margin, to assist in assessing Universal's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Universal recognizes revenue based on customer consumption, but delivers natural gas, and is paid by the LDCs on an equal monthly basis. In addition, Universal uses financial swaps to fix its operating margins in its electricity business. These swap payments are not considered a cost of sales for accounting purposes although Universal treats them as such for business planning purposes. Accordingly, Universal uses the concepts of "Operational Revenue" and "Operational Margin" to adjust for the differences between revenue recognition and delivery/payment that exist in its natural gas business and for the effect of the financial swaps used in its electricity business.

Operational Revenue and Operational Margin are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Universal's method of calculating Operational Revenue and Operational Margin may differ from the methods used by other issuers and, accordingly, Universal's Operational Revenue and Operational Margin may not be comparable to similar measures presented by other issuers. Investors are cautioned that Operational Revenue and Operational Margin should not be construed as alternatives to revenue or gross margin determined in accordance with GAAP as indicators of Universal's performance or to cash flows from operating activities as measures of Universal's liquidity and cash flows. The Company believes that these are useful measures as they allow Universal to assess its ongoing business and are indicators of Universal's ability to invest in its businesses and continue operations. Universal calculates Operational Revenue and Operational Margin as follows:

Operational Revenue. For natural gas, Operational Revenue is revenue adjusted upward by the dollar amount of "gas delivered in excess of consumption" (natural gas that has been delivered by Universal to LDCs in excess of customer consumption) and adjusted downward by the dollar amount of "gas under delivered" (natural gas that has been consumed by Universal's customers in excess of that delivered by Universal to the LDCs). For electricity, Operational Revenue is revenue without adjustment.

Operational Margin. For natural gas, Operational Margin is gross margin adjusted upward for the excess of "deferred revenue" over "gas delivered in excess of consumption" or adjusted downward for the excess of "unbilled revenues" over "gas under delivered". For electricity, Operational Margin is gross margin adjusted upward for "swap receipts" and downward for "swap payments", which are not included in cost of sales for accounting purposes.

For a reconciliation of Operational Revenue to revenue and Operational Margin to gross margin, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Management's Discussion and Analysis — Universal — Reconciliation of Operational Revenue and Operational Margin". For a discussion of Universal's revenue recognition policies see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Management's Discussion and Analysis — Universal — Critical Accounting Estimates".

GENERAL DISCLOSURE MATTERS

Reliance

Prospective investors should rely only on information contained in this prospectus. Neither the Company nor the Underwriters have authorized any other person to provide prospective investors with different information. If a prospective investor is provided with different or inconsistent information, the investor should not rely on such information. Our corporate website is www.universalenergy.ca. The information contained on our website is not intended to be included in or incorporated by reference into this prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in our Common Shares. Neither the Company nor the Underwriters are making an offer to sell in any jurisdiction where the offer or sale is not permitted.

Funding, Acquisitions and Related Transactions

Unless otherwise indicated, the disclosure in this prospectus assumes that the steps outlined under the heading "Funding, Acquisitions and Related Transactions" have been completed and the Company has acquired all of the issued and outstanding shares of Universal and TGF. Unless the context otherwise requires, any references in this prospectus to the "**Company**", "**we**", "**us**" and "**our**" refer to Universal Energy Group Ltd. when referring to events or transactions that occurred or will occur prior to the completion of the Acquisitions, and refer to Universal Energy Group Ltd. and its consolidated subsidiaries (including Universal and TGF Amalco) when referring to events or transactions that will occur after completion of the Acquisitions. Unless otherwise indicated or the context otherwise requires, the number of Common Shares to be held by the Existing Shareholders following the completion of the Offering and the Acquisitions (including the number of Common Shares to be held by the executive officers of the Company and certain other groups comprising the Existing Shareholders) are disclosed in this prospectus: based on the number of Common Shares to be received by the Existing Shareholders pursuant to the Acquisitions; and based on the assumption that the deferred purchase price relating to the Acquisitions will be satisfied by the issuance of Common Shares. See "Funding, Acquisitions and Related Transactions — Acquisition Agreements" and "Use of Proceeds".

Definitions

Certain terms used in this prospectus are defined under "Glossary of Terms". Unless otherwise indicated or the context otherwise requires, all references to years in this prospectus are to calendar years. Unless otherwise indicated or the context otherwise requires, all dollar amounts in this prospectus are in Canadian dollars. Unless otherwise indicated or the context otherwise requires, all information in this prospectus assumes no exercise of the Over-Allotment Option.

Certain Information

Graphs and tables demonstrating the historical performance of the Company, Universal or TGF contained in this prospectus are intended only to illustrate the effects of past performance. Historical statistical data and/or historical returns are not necessarily indicative of future performance.

Unless otherwise indicated, the market and industry data contained in this prospectus is based upon information from industry and other publications and management's knowledge of and experience in the markets in which Universal and TGF operate. While management believes this data to be reliable, market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Neither the Company, Universal, TGF nor the Underwriters has independently verified any of the data from third party sources referred to in this prospectus or ascertained the underlying assumptions relied upon by such sources.

In this prospectus, instead of quantifying customers in terms of the number of customers that have entered into energy contracts with Energy Retailers, customers are often quantified in terms of RCEs. An RCE is a residential customer equivalent, which is a unit of measurement equivalent to 10,000 kWh of electricity on an annual basis or 2,815 m^3 of natural gas on an annual basis, which quantities management believes represent the approximate amounts of electricity and natural gas used annually by a typical residential customer. This prospectus quantifies customers using this unit of measurement because it is common to do so in the electricity and natural gas marketing industry. However, for various reasons, in certain markets there is not sufficient data available to quantify customers in terms of RCEs. Therefore, in this prospectus, unless otherwise stated (i) Ontario electricity customers have been quantified in terms of the number of residential, small to mid-size commercial and small industrial customers instead of in terms of RCEs, and (ii) British Columbia natural gas customers have been quantified in terms of the number of residential and commercial customers instead of in terms of RCEs.

Trademarks

"Universal Energy" is a registered trademark of Universal in Canada. Universal has applications pending in Canada to register the trademarks "Blend and Extend", "Fight Back Against High Energy Prices", "Giving You the Power to Save", "Price Protection Plus" and "Universal Power". Universal is in the process of acquiring the rights to a trademark application for "National Energy" from a third party in Canada. Universal has applications pending in the United States to register the trademarks "Blend and Extend", "Fight Back Against High Energy Prices", "Giving You the Power to Save", "Price Protection Plus", "Universal Energy", "Universal Gas & Electric" and "Universal Power". TGF Opco has applications pending in Canada to register the trademarks "Powered by Wheat" and "Grow with Us". This prospectus also contains company names, product names, trade names, trademarks and service marks of other organizations, each of which is the property of its respective owner.

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Company, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the Common Shares, if and when listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange), will be qualified investments under the *Income Tax Act* (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan.

PROSPECTUS SUMMARY

The following information is a summary of the principal features of this Offering and is qualified in its entirety by, and should be read together with, the more detailed information and the financial data and statements contained elsewhere in this prospectus. Unless otherwise indicated, the disclosure in this prospectus assumes that the steps outlined under the heading "Funding, Acquisitions and Related Transactions" have been completed and the Company has acquired all of the issued and outstanding shares of Universal and TGF. Unless the context otherwise requires, any references in this prospectus to the "**Company**", "**we**", "**us**" and "**our**" refer to Universal Energy Group Ltd. when referring to events or transactions that occurred or will occur prior to the completion of the Acquisitions, and refer to Universal Energy Group Ltd. and its consolidated subsidiaries (including Universal and TGF Amalco) when referring to events or transactions that will occur after completion of the Acquisitions.

Universal Energy Group Ltd.

The Company was incorporated under the CBCA on November 1, 2006 to participate in the retail electricity and natural gas industries and the ethanol industry. On the Closing Date, the Company will acquire all of the issued and outstanding shares of Universal and TGF Amalco from the Existing Shareholders. Following the completion of the Acquisitions and this Offering, the Existing Shareholders will collectively beneficially own, directly or indirectly, or exercise control or direction over, approximately 69% of the issued and outstanding Common Shares (64% if the Over-Allotment Option is exercised in full), which includes the approximately 43% of the issued and outstanding Common Shares that will be beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the executive officers of the Company (40% if the Over-Allotment Option is exercised in full). See "Retained Interest", "Funding, Acquisitions and Related Transactions" and "Use of Proceeds".

Rationale for the Business Combination of Universal and TGF

Management believes that the combination of Universal and TGF provides an attractive means of enhancing the value of the combined companies:

- *Greater Geographical and Operational Diversification.* On a combined basis, management believes that Universal and TGF represent a more diverse and stable source of long term cash flow than either company on its own. In addition, certain operational elements can be leveraged by both companies:
  - *Addition of Fixed Assets.* TGF will contribute a significant base of fixed assets that are leveragable and that over time may provide the ability to secure further credit for continued growth of Universal's customer base (either organically or through acquisitions) and its related energy matching requirements.
  - *Leverage Risk Management Synergies.* Management intends to use its collective risk management experience and expertise to implement a hedging strategy at each of Universal and TGF with the objective of generating long term, sustainable, stable and growing cash flow from each of Universal and TGF.
- *Capitalize on Two Platforms for Growth.* Management believes that significant growth opportunities exist in both the energy retailing and ethanol production industries in North America. These opportunities exist through both organic or "greenfield" growth and through acquisition.
- *Enhanced Market Capitalization and Broader Shareholder Base.* The Company will have a significantly larger market capitalization than would either Universal or TGF alone, which is expected to attract a more diverse shareholder base.

Universal Energy Corporation

Business of Universal

Universal was incorporated under the OBCA on November 25, 2004 and commenced operations on February 25, 2005. Universal's business currently involves (i) the sale of electricity and natural gas in Ontario to residential, small to mid-size commercial and small industrial customers, and (ii) the sale of natural gas in Michigan to small to mid-size commercial and small industrial customers. Universal intends to enter the British

Columbia residential, small to mid-size commercial and small industrial natural gas market in the first quarter of 2007. In addition, Universal is currently evaluating the expansion opportunities in the small to mid-size commercial and small industrial electricity and natural gas markets in New York.

Universal's customers purchase electricity and natural gas under long term, non-terminable (except in limited circumstances) Energy Contracts, typically for a term of five years. By fixing the price of natural gas under Universal's Gas Contracts and by obtaining price protection under its Electricity Contracts for a period of five years, Universal's customers eliminate or reduce their exposure to changes in natural gas prices (which have been volatile over the past several years) and electricity prices (which have increased in Ontario since April 2005).

Universal is able to secure its Operational Margins per RCE with reasonable certainty by purchasing energy in large quantities at a fixed price in the case of natural gas, or through Electricity Swaps in the case of electricity, and selling energy at a higher fixed price to customers, under fixed price or price protected Energy Contracts.

Customer Base and Growth

From January 1, 2006 to November 30, 2006, Universal's customer base (measured in RCEs) grew at an average monthly growth rate of approximately 20%. The graph below has been prepared by management of Universal to indicate the approximate growth of Universal in all markets (expressed in terms of RCEs) from its inception to November 30, 2006.

Universal's RCE Growth



240,000
210,000
180,000
150,000
120,000
90,000
60,000
30,000
0
RCEs
Current RCEs(1):
Ontario Electricity 135,026
Ontario Gas 47,879
Michigan Gas 44,095
Pending Enrollment(2) 1,604
Total 228,604
Pending Enrollment
Ontario Electricity
Ontario Gas
Michigan Gas
Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06

Notes:

(1) As at November 30, 2006.

(2) This figure represents 80% of the RCEs represented by electricity customers who have entered into Energy Contracts and who have had their Energy Contracts reaffirmed by Universal, but who are not yet receiving their electricity supply from Universal because certain administrative procedures have not yet been completed with the customers' LDC. Universal's experience is that approximately 95% (rather than 80%) of the Energy Contracts submitted to LDCs by Universal are accepted.

Universal's Value Proposition to Customers

Universal believes that its products appeal to customers because they reduce or eliminate the customers' exposure to the volatility of energy prices. In addition, if energy prices rise above Universal's fixed energy rates, customers experience savings on their energy bills. Based on Universal's experience to date, management believes that consumers' primary concern is to avoid the volatility of energy prices and the possibility of rising energy prices over the long term. Management therefore believes that Universal's ability to acquire RCEs is not significantly affected by short term declines in energy prices.

Relationship with Sempra

Sempra has been Universal's exclusive supplier of Electricity Swaps and natural gas since inception. Universal and Sempra have a strong relationship that will continue following the Closing. Sempra is currently a significant shareholder of Universal and, immediately following the Closing, will be a significant shareholder of the Company. See "Principal Holders of Common Shares". For information regarding Universal's agreements with Sempra, see "Principal Agreements — Principal Agreements of Universal".

Sempra is one of North America's largest full-service energy trading companies. Sempra markets and trades physical and financial energy products: crude oil and refined products, natural gas and natural gas liquids, power, coal, emissions and ethanol. Sempra has more than 1,200 customers worldwide. Sempra's customer base includes most of the major oil, gas and power companies in North America, Europe, Asia and South America.

Business Strengths

Several key attributes contribute to the strength of Universal's business:

- Long term Energy Contracts with Secure Operational Margins;
- Opportunities for Growth;
- Sophisticated Management Information System to Support Independent Contractors, Customer Acquisitions and Commodity Purchasing;
- Experienced Management Team; and
- Scaleable Platform.

Business and Growth Strategies

With its existing operational infrastructure, opportunities are available to grow Universal's customer base, revenues and aggregate Operational Margin. They include (i) conducting focused marketing campaigns to sign up additional customers in the residential, small to mid-size commercial and small industrial markets of Ontario, (ii) the continued development of Universal's presence in the Michigan small to mid-size commercial and small industrial markets, (iii) the opportunity to enter the British Columbia residential, small to mid-size commercial and small industrial markets in 2007, and (iv) the potential for future expansion into the deregulated small to mid-size commercial and small industrial markets in New York. Universal may also consider expanding its operations into other jurisdictions or into other segments of the market in jurisdictions where it is already operating.

Overview of the Electricity and Natural Gas Industry

The Direct Purchase Market for Electricity and Natural Gas

Direct purchase customers can be divided into the following segments: (i) the medium and large industrial and commercial customers (which Universal does not attempt to supply); and (ii) the residential, small to mid-size commercial and small industrial customers (the segment in which Universal is currently active). In contrast to larger volume industrial end users for whom annual costs of electricity and natural gas can be millions of dollars, management believes (based on its recent experience in the Ontario market) that the annual electricity and natural gas commodity cost to an average residential customer (who management considers to consume approximately 10,000 kWh of electricity and 2,815 m^3 of natural gas annually) is generally less than $600 annually and $1,000 annually, respectively.

Energy Retailers operating in the direct purchase electricity and natural gas markets offer a variety of fixed, floating or blended prices for different periods of time generally to residential, commercial and industrial customers. By providing price protection under electricity and natural gas contracts for a fixed period of time (generally up to five years), customers reduce their exposure to changes in electricity and natural gas commodity prices. A key to the success of this product is the attractiveness to customers of price protection for their electricity and natural gas supply costs. The percentage of the supply for which a price is fixed may vary depending on the Energy Retailer's products. In contrast, the electricity and natural gas LDCs typically offer energy supply at prices that fluctuate from time to time (in some cases, monthly).

Specific Markets

The natural gas direct purchase market has generally been deregulated in a number of North American jurisdictions for a longer period of time when compared to the deregulated electricity market. The extent of deregulation and the rules under which Energy Retailers must operate, including the consumer protection elements of the regulatory regime (such as the ability to prematurely terminate long term contracts) varies from jurisdiction to jurisdiction. Some jurisdictions, although deregulated, are not as attractive as others to Energy Retailers.

Ontario

Ontario permitted Energy Retailers to commence delivery of electricity to small volume customers, including residential customers, in May of 2000. However, in 2002, electricity rates were frozen by the Ontario government. In April 2005, the RPP was introduced in Ontario and consumers were again exposed to electricity price increases, creating significant penetration opportunities in the Ontario electricity market. The Ontario natural gas market has been deregulated since the late 1980s. The following charts illustrate the penetration levels achieved by Energy Retailers in the residential, small to mid-size commercial and small industrial segments of the Ontario electricity and natural gas markets (being the market segments in which Universal competes) as at December 31, 2005.

Ontario Electricity Penetration[1]


14.6%
85.4%

	Customers[2]	% of Eligible
Energy Retailer Enrolled	635,000	14.6%
LDC Enrolled	3,710,000	85.4%
	4,345,000	100.0%

Ontario Natural Gas Penetration[1]


56.0%
44.0%

	RCEs	% of Eligible
Energy Retailer Enrolled	2,343,668	44.0%
LDC Enrolled	2,982,851	56.0%
	5,326,519	100.0%

Notes:

(1) Source: The SPi Group Inc.

(2) Penetration rates in the Ontario electricity market have been expressed in terms of numbers of customers rather than in terms of RCEs because the RCE data that is available for the Ontario electricity market is not segregated by customer segment.

Michigan

Michigan has permitted Energy Retailers to operate in the large industrial segment of the natural gas market since the early 1980s, and in the small to mid-size commercial and small industrial segments of the market since 2001 (where significant opportunities for penetration exist). The following chart illustrates the penetration levels achieved by Energy Retailers in the small to mid-size commercial and small industrial segments of the Michigan natural gas market (being the market segments in which Universal U.S. competes) as at December 31, 2005, expressed in terms of RCEs. Energy Retailers are not permitted to participate in the Michigan electricity market because it is not currently deregulated.

Michigan Natural Gas Penetration(1)



7.8%
92.2%

	RCEs	% of Eligible
Energy Retailer Enrolled	135,346	7.8%
LDC Enrolled	1,610,351	92.2%
	1,745,697	100.0%

Note:

(1) Source: The SPi Group Inc.

British Columbia

British Columbia produces the second largest amount of natural gas in Canada and its residents are collectively the third largest consumers of natural gas in Canada. British Columbia has two natural gas utilities, Terasen Gas Inc. and Pacific Northern Gas Ltd. Although the commercial natural gas market in British Columbia has been deregulated since 2004, the BCUC has only recently approved a natural gas unbundling program for residential customers of Terasen Gas Inc. The following chart illustrates the penetration levels achieved by Energy Retailers in the residential and commercial segments of the British Columbia natural gas market (being the market segments in which Universal competes or intends to compete) as at December 31, 2005.

British Columbia Natural Gas Penetration[1]


2.4%
97.6%

	Customers	% of Eligible
Energy Retailer Enrolled . . .	19,000	2.4%
LDC Enrolled	761,325	97.6%
	780,325	100.0%

Notes:

(1) Source: The SPi Group Inc.

(2) Penetration rates in the British Columbia natural gas market have been expressed in terms of customer numbers rather than in terms of RCEs because the RCE data that is available for the British Columbia natural gas market is not segmented by customer segment.

New York

The price of electricity and natural gas in New York has not been subject to price controls since 2000 and the early 1980s respectively. Since then, the New York market has seen an increasing percentage of the small to mid-size commercial and small industrial customers utilizing Energy Retailers as the source of their electricity and natural gas supply. The following charts illustrate the penetration levels achieved by Energy Retailers in the small to mid-size commercial and small industrial segments of the New York electricity and natural gas markets (being the market segments that Universal is considering for expansion) as at September 30, 2006 and July 31, 2006, respectively, expressed in terms of RCEs.

New York Electricity Penetration[1]



51.3%
48.7%

New York Natural Gas Penetration[1]



34.8%
65.2%

	RCEs[2]	% of Eligible
Energy Retailer Enrolled	2,230,826	48.7%
LDC Enrolled	2,345,891	51.3%
	4,576,717	100.0%

	RCEs	% of Eligible
Energy Retailer Enrolled	272,185	34.8%
LDC Enrolled	509,397	65.2%
	781,582	100.0%

Notes:

(1) Source: The SPi Group Inc.

(2) Electricity RCE numbers also include electricity consumed by street lights.

Terra Grain Fuels Holdings Inc.

Business of TGF

TGF was incorporated under the CBCA on April 25, 2006 and commenced carrying on business on May 12, 2006. TGF, through its subsidiary TGF Opco, is constructing the Belle Plaine Facility near Belle Plaine, Saskatchewan, which is approximately 45 kilometres west of Regina. The Belle Plaine Facility is designed to produce approximately 150 million litres of ethanol and approximately 163,150 tonnes of dried distillers grains annually. However, management anticipates that TGF should be able to optimize its operations within 12 to 18 months of commissioning the Belle Plaine Facility, with the result that approximately 165 million litres of ethanol production and approximately 180,000 tonnes of dried distillers grains production annually should be achievable. When the Belle Plaine Facility is operational, management believes TGF will be the largest ethanol producer in western Canada.

TGF anticipates that the construction of the Belle Plaine Facility will be completed and that ethanol production will commence by the end of 2007. TGF intends to sell ethanol to gasoline producers and marketers throughout Canada and the United States, primarily as a gasoline additive. TGF also intends to sell distillers grains (a co-product of the dry-mill ethanol production process) to the livestock industry throughout western Canada and the U.S. Pacific Northwest. TGF intends to distribute its products by both rail and truck.

TGF retained the Contractor to perform and complete all design, engineering, procurement, construction and commissioning work in connection with the development of TGF's Belle Plaine Facility for a fixed price of $129.8 million (plus applicable taxes), subject to limited exceptions. The total budgeted costs to develop the Belle Plaine Facility are $141.9 million, which includes certain costs, that are the responsibility of TGF.

Business Strengths

Management believes the following key attributes will contribute to the strength of TGF's business:

- Strategically located facility;
- Proven production technology; and
- Opportunity to pursue low-cost operations strategy, including:
  - Proximity to competitively priced inputs;
  - Use of risk mitigation strategies; and
  - Flexibility of feedstock choice.

Business Strategies

TGF's objective is to obtain a competitive position in the North American renewable fuels industry and to realize efficiencies in ethanol production. Key elements of TGF's strategy to achieve this objective include:

- *Complete Construction of Belle Plaine Facility.* TGF is currently constructing the Belle Plaine Facility, which will produce ethanol and distillers grains. TGF's primary near term objective is to complete the construction of the Belle Plaine Facility and commence operations by the end of 2007.
- *Add Low-Cost Production Capacity.* TGF will seek to capitalize on growing North American demand for ethanol by potentially expanding its production capacity in the next several years. In pursuing an expansion strategy, TGF will continue to (i) evaluate the construction of large-scale facilities utilizing fixed price engineer, procure, construction contracts to fix its costs, (ii) incorporate technology improvements, and (iii) locate facilities in close proximity to abundant and competitively priced supplies of wheat and natural gas and in close proximity to major trucking and/or rail transportation routes.
- *Continue to Focus on Cost Efficiency and Evolving Technologies.* TGF will seek to take advantage of its large production capacity and economies of scale to become more energy efficient and increase yield. In addition, TGF has identified and is monitoring the development of ethanol production systems and technology improvements that have the potential to increase plant productivity and decrease plant energy consumption. TGF has elected not to incorporate these systems and technology improvements into the Belle Plaine Facility at this time as these systems and technology improvements are still unproven in the commercial context. However, if management is satisfied that these systems and technology improvements are commercially proven in the future and management believes that it would be cost effective to do so, TGF will consider incorporating these improvements at the Belle Plaine Facility.
- *Flexibility to Capitalize on Market Opportunities.* TGF, in combination with Universal, will have the ability to maintain an appropriate capital structure that will enable it to respond to changing market conditions and capitalize on industry opportunities. Furthermore, management will focus on maintaining the flexibility to either build production facilities, make disciplined and opportunistic acquisitions or enter into strategic alliances or joint ventures, in each case based on market opportunities and industry conditions.

Overview of the Ethanol Industry

Ethanol Overview

Ethanol is a clean-burning, renewable fuel made from agricultural products such as wheat and corn. Ethanol was used in early combustion engines, including Henry Ford's Model T. However, during the 1920s, gasoline became the motor fuel of choice, and ethanol became primarily a gasoline additive. In 1979, the U.S. Congress established an ethanol program to stimulate the rural economy and reduce the U.S.'s dependence on imported oil. The production and use of ethanol as a motor fuel in the United States and in Canada has increased continuously since that time.

North America represents a single integrated market for ethanol much the same as it does for oil and natural gas. However, there is some regionalization within this single market due to factors such as the size of the market in some regions, the effect of transportation costs on the market in some regions, and the existence of incentive programs and regulatory mandates that are specific to certain states and provinces.

Primary Use of Ethanol

Ethanol is primarily used as a gasoline fuel additive to lower the lifecycle emissions of greenhouse gases. The lifecycle emissions from the production and combustion of ethanol are significantly lower than the lifecycle emissions from the production and combustion of gasoline. "Lifecycle emissions" refers to the greenhouse gas emissions related to all processes in the production and consumption of a fuel. In the case of ethanol, it refers to the greenhouse gas emissions resulting from the production of feedstock (typically wheat or corn), the conversion of the feedstock to ethanol, and the combustion of ethanol. Ethanol has also gained wide acceptance as a replacement for the fuel additive methyl tertiary butyl ether (MTBE), which has been banned in certain jurisdictions due to concerns regarding its impact on the environment. As a gasoline blendstock, ethanol functions as an octane enhancer, a clean air additive and a fuel extender.

North American Ethanol Plants

The location of U.S. ethanol plants has historically been concentrated in the mid-western region of the U.S. where abundant agricultural supplies exist. As a result, early U.S. ethanol sales were dominant in this region. Today, ethanol demand is driven by gasoline demand. As a consequence, ethanol demand is nation-wide. Corn fed ethanol plants are expected to supply most of the demand for ethanol in eastern Canada, whereas wheat fed ethanol plants are expected to supply the demand for ethanol in western Canada. In addition, there are no regulatory impediments to the sale of ethanol produced in Canada to the U.S. market.

The following map identifies the location of each ethanol plant in North America (including the Belle Plaine Facility) and the status of each ethanol plant as of July 2006.

North American Ethanol Plants


Operational
Under Construction
Under Expansion
Idle
Belle Plaine Facility

Note:

(1) Source: "Canadian Renewable Fuels Strategy" prepared by (S&T)[2] Consultants Inc. and Meyers Norris Penny LLP for the CRFA, July 2006.

North American Ethanol Supply and Demand

U.S. Demand

In the United States, the RFS established minimum nationwide levels of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) to be included in gasoline as part of the Energy Policy Act of 2005. The RFS requires an increase from approximately 15 billion litres of renewable fuels usage in 2006 to approximately 28 billion litres by 2012. The RFA expects ethanol to account for the largest share of renewable fuels produced and consumed under the RFS.

Canadian Demand

The provinces of Saskatchewan, Manitoba and Ontario have introduced regulations that will require gasoline sold in their respective provinces to be comprised of between 5% and 10% ethanol. These mandated programs have commenced in Saskatchewan and Ontario and are in the process of being implemented in Manitoba. The incremental demand generated by these provincial mandates is expected to create a total market in Canada for almost one billion litres of ethanol annually when fully implemented in 2008.

In addition, the Government of Canada has announced its intention to introduce a 5% biofuels strategy for Canada, which it expects to be fully implemented by 2010. If implemented as proposed, the program will require gasoline sold in Canada to be comprised of at least 5% biofuel. Because ethanol production is based on proven technology and has proven to be commercially viable (as opposed to other biofuels that rely on less proven technology and/or that are not yet proven to be economically viable), management expects that the incremental demand generated by the proposed Canadian 5% biofuel strategy would result in a total annual market in Canada for at least 2 billion litres of ethanol.

U.S. Supply

According to the RFA, as of December 6, 2006, there were 109 ethanol plants operating in the United States (which are predominantly corn based and primarily concentrated in the mid-western region of the United States) capable of producing approximately 20 billion litres of ethanol per year. In addition, according to the RFA, as of December 6, 2006, an additional 53 plants were under construction and an additional seven plants were under expansion (primarily concentrated in the mid-western region of the United States) which, if constructed and expanded as proposed, could produce approximately 16 billion additional litres of ethanol per year. However, management believes that it is unlikely that all of these new plants and expansions will necessarily be completed as proposed or at all because, among other things, the RFA data does not assess whether financing and/or requisite approvals have been obtained for these plants or expansions.

Canadian Supply

Canadian ethanol accounted for only 0.5% of world ethanol production in 2005. The ethanol industry in Canada consists of only eight production facilities, all of which are either corn or wheat based. Management estimates that as of November 2006: (i) three producers had the combined capacity to produce approximately 480 million litres of ethanol per year, and four smaller producers had the combined capacity to produce approximately 75 million litres of ethanol per year; and (ii) two of the existing producers had facilities under construction that will be able to produce an additional 250 million litres of ethanol per year, in aggregate. In addition, an existing producer recently announced the construction of an additional 400 million litres of capacity. The total projected Canadian ethanol production volumes for early 2008, from plants either in operation or expected to be in operation by early 2008 (including the Belle Plaine Facility), is estimated by management to be approximately 955 million litres annually. This is less than one half of the Canadian annual demand volume that management anticipates will exist by 2010 with the implementation of the proposed Canadian 5% biofuels strategy.

The following graph illustrates the actual historical and forecasted supply and demand volumes for ethanol in Canada for the periods indicated.

Canadian Ethanol Historic and Forecasted Supply and Demand



Supply(1)(2)
Demand(1)(3)
million litres
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2004
2005
2006
2007
2008
2009
2010
2011
2012

Notes:

(1) Historical supply and demand volumes for ethanol are based on data obtained from the CRFA.

(2) Forecast supply volumes for ethanol are provided by (S&T)² Consultants Inc. and are based on the production capacities of the ethanol plants currently in operation in Canada and the production capacities of all ethanol plants known by (S&T)² Consultants Inc. to be either currently under construction in Canada or the proposed construction of which has been publicly announced.

(3) Forecast demand volumes for ethanol are provided by (S&T)² Consultants Inc. and are based primarily on the following assumptions: (i) all existing provincially and federally mandated biofuel blending requirements remain in force; (ii) all proposed provincially and federally mandated biofuel blending requirements are implemented as proposed; (iii) ethanol is the biofuel used to satisfy the aforementioned mandated requirements; and (iv) gasoline sales in Canada remain constant at the 2005 levels reported by Statistics Canada.

Selected Pro Forma and Historical Financial Information

The following selected pro forma and historical financial information has been derived from the pro forma consolidated financial statements of the Company and the consolidated financial statements of Universal and TGF set out elsewhere in this prospectus. This information should be read in conjunction with the pro forma consolidated financial statements of the Company for the year ended September 30, 2006, with the consolidated financial statements of Universal for the year ended September 30, 2006 and the period from incorporation on November 25, 2004 to September 30, 2005, and with the consolidated financial statements of TGF for the period from incorporation on April 25, 2006 to September 30, 2006, together with the notes thereto, included elsewhere in this prospectus.

Company — Selected Pro Forma Financial Information

	Pro Forma Year Ended September 30, 2006
Statement of Operations Highlights	
Revenue	$ 58,292,123
Cost of Sales	$ 35,844,559
Gross Margin	$ 22,447,564
Net Income (Loss)	$(59,637,642)
Balance Sheet Highlights	
Current Assets	$101,595,379
Total Assets	$210,186,657
Current Liabilities	$ 32,459,027
Shareholders' Equity	$115,513,115

Universal — Selected Consolidated Financial Information

	Year ended September 30, 2006	November 25, 2004 to September 30, 2005
Income Statement Data:		
Gas Revenue	14,182,708	50,741
Electricity Revenue	44,109,415	—
Total Revenue	$ 58,292,123	$ 50,741
Gas Cost of Sales	11,791,782	57,508
Electricity Cost of Sales	24,052,777	—
Total Cost of Sales	$ 35,844,559	$ 57,508
Gas Gross margin	2,390,926	$ (6,767)
Electricity Gross margin	20,056,638	—
Total Gross Margin	$ 22,447,564	$ (6,767)
Customer acquisition costs	16,838,441	974,535
General and administrative	8,183,731	1,396,911
Amortization of capital assets	235,519	36,476
Total Expenses	$ 25,257,691	$ 2,407,922
Loss before other income/(expense)	(2,810,127)	(2,414,689)
Gain on sale of gas supply contracts	—	1,796,743
Loss on swap contracts	(88,141,459)	—
Future tax (recovery)/loss	(31,250,246)	(222,484)
Net Loss for the year/period	$(59,701,340)	$ (395,462)
Balance Sheet Data:		
Total Assets	$ 62,230,596	$ 2,850,664
Total Liabilities	$ 97,327,489	$ 3,245,126

TGF — Selected Consolidated Financial Information

	April 25, 2006 to September 30, 2006
Interest Income	$ 358,676
Net Earnings	3,961
Total Assets	39,498,715
Shareholders' Equity	35,541,809

See also "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Terms of this Offering

Offering:	11,363,637 Common Shares.
Price:	$11.00 per Common Share (the "**Offering Price**").
Issue Size:	$125,000,007 ($143,750,013, assuming the Over-Allotment Option is fully exercised).
Shares Outstanding after Completion of this Offering and the Acquisitions:	36,272,728 Common Shares.
Over-Allotment Option:	The Company has granted the Underwriters an option (the "**Over-Allotment Option**") exercisable for a 30 day period following the Closing of this Offering to purchase up to an additional 1,704,546 Common Shares (being equal to 15% of the Common Shares sold pursuant to this Offering) at the Offering Price, payable in cash against delivery of such additional Common Shares. If the Over-Allotment Option is exercised, the Underwriters will receive a fee of $0.66 per additional Common Share purchased pursuant to such option. See "Plan of Distribution".
Use of Proceeds:	The net proceeds from the issuance of the Common Shares is estimated to be approximately $115,000,007 after deducting the fees payable to the Underwriters and the expenses of the Offering estimated at $2,500,000. If the Over-Allotment Option is exercised in full, the net proceeds from the issuance of the Common Shares is estimated to be approximately $132,625,012 after deducting the fees payable to the Underwriters and the expenses of the Offering. Approximately $92,500,000 of the gross proceeds of the Offering, together with 24,909,090 Common Shares (with a deferred purchase price of $18,750,006 outstanding), will be used by the Company to acquire the Purchased Securities. The remaining $32,500,007 of the gross proceeds of the Offering will be used by the Company to pay the expenses of the Offering and for working capital and general corporate purposes. If the Over-Allotment Option is exercised, the Company will use the additional net proceeds towards satisfying the deferred purchase price for the Purchased Securities in lieu of issuing the up to 1,704,546 Common Shares that would otherwise be issuable. See "Use of Proceeds" and "Funding, Acquisitions and Related Transactions".
Retained Interest:	Following the completion of the Acquisitions and this Offering, the Existing Shareholders will collectively beneficially own, directly or indirectly, or exercise control or direction over, approximately 69% of the issued and outstanding Common Shares (64% if the Over-Allotment Option is exercised in full), which includes the approximately 43% of the issued and outstanding Common Shares that will be beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the executive officers of the Company (40% if the Over-Allotment Option is exercised in full). See "Retained Interest".
Escrow Agreement:	Each of the Existing Shareholders will, prior to the Closing of the Offering, enter into the Escrow Agreement with the Company and Computershare Investor Services Inc., in its capacity as escrow trustee. Pursuant to the Escrow Agreement, all of the Common Shares held by the Existing Shareholders following the Closing of the Offering and the completion of the Acquisitions, being 24,909,090 Common Shares in aggregate representing 69% of the issued and outstanding Common Shares following the Closing of the Offering and the completion of the Acquisitions (23,204,544 Common Shares representing 64% of the issued and outstanding Common Shares if the Over-Allotment Option is exercised in full), will be deposited with the escrow trustee.

The Universal Existing Shareholders and the TGF Management Shareholders (who will collectively hold 20,541,144 Common Shares representing 57% of the issued and outstanding Common Shares following the Closing of the Offering and the completion of the Acquisitions and 19,126,781 Common Shares representing 53% of the issued and outstanding Common Shares if the Over-Allotment Option is exercised in full) will be subject to a three year escrow period. One third of the Common Shares held by such shareholders on the Closing Date will be released from escrow on each of the first three anniversaries of the Closing Date.

The TGF Non-Management Shareholders (who will collectively hold 4,367,946 Common Shares representing 12% of the issued and outstanding Common Shares following the Closing of the Offering and the completion of the Acquisitions and 4,077,763 Common Shares representing 11% of the issued and outstanding Common Shares if the Over-Allotment Option is exercised in full) will be subject to an 18 month escrow period. One half of the Common Shares held by each of the TGF Non-Management Shareholders on the Closing Date will be released from escrow on the first anniversary of the Closing Date and the remaining Common Shares held by each of the TGF Non-Management Shareholders will be released on the 18 month anniversary of the Closing Date. See "Escrow of Securities".

Description of Acquisition Agreements:

The Company, the Existing Shareholders, Universal and TGF will enter into the Acquisition Agreements on or prior to Closing. On the Closing Date, the Company will acquire the Purchased Securities and Universal and TGF Amalco will become wholly-owned subsidiaries of the Company pursuant to the terms and conditions of the Acquisition Agreements.

On the Closing Date, (i) the aggregate consideration payable by the Company to the Universal Existing Shareholders for the Universal Shares will consist of 15,314,999 Common Shares and $61,050,000 in cash, and (ii) the aggregate consideration payable by the Company to the TGF Existing Securityholders for the TGF New Amalco Shares and TGF Notes will consist of 7,889,545 Common Shares and $31,450,000 in cash. In addition, a further $12,375,004 will be payable to the Universal Existing Shareholders and a further $6,375,002 will be payable to the TGF Existing Securityholders within 30 days following Closing. Such amounts are payable in cash or Common Shares (to be issued at the Offering Price) at the option of the Company. To the extent the Over-Allotment Option is exercised, such amounts will be paid in cash. Such amounts will otherwise be satisfied by the issuance of Common Shares (to a maximum of 1,704,546 Common Shares). Accordingly, if the Over-Allotment Option is exercised in full, the aggregate consideration payable to the Universal Existing Shareholders and the TGF Existing Securityholders will consist of 23,204,544 Common Shares and $111,250,006 in cash and if the Over-Allotment Option is not exercised, the aggregate consideration payable to the Universal Existing Shareholders and the TGF Existing Securityholders will consist of 24,909,090 Common Shares and $92,500,000 in cash.

The acquisition of the Purchased Securities by the Company will be effected on a partially tax-deferred basis under the *Income Tax Act* (Canada). Accordingly, the Company's cost for tax purposes of the Purchased Securities will be less than the aggregate purchase price for the Purchased Securities paid to the Existing Shareholders pursuant to the Acquisition Agreements.

The completion of the Acquisitions is subject to customary conditions, including: (i) the Offering having been completed; (ii) certain required consents, waivers and releases having been obtained; and (iii) there being no legal impediment to the Acquisitions.

The Acquisition Agreements will contain customary representations and warranties and related indemnities from the Existing Shareholders in favour of the Company, including several representations and warranties concerning the Purchased Securities and the Existing Shareholders. The Acquisition Agreements will also contain customary representations and warranties and related indemnities from Universal, TGF and certain of the Existing Shareholders in favour of the Company, including several representations and warranties concerning Universal and TGF, and several representations and warranties from certain of the Existing Shareholders holding 38% of the Purchased Securities that this prospectus contains full, true and plain disclosure of all material facts relating to the Company, Universal, TGF and the Common Shares, and does not contain any "misrepresentation" (as that term is defined in the *Securities Act* (Ontario)).

The total maximum liability of each Existing Shareholder under the Acquisition Agreements in respect of an untrue representation or warranty will be limited, without duplication, to the aggregate net after tax proceeds received by such Existing Shareholder from the sale of its Purchased Securities (including any Common Shares received by such Existing Shareholder, but in such case recourse will be limited to the period of time that such Common Shares remain in escrow pursuant to the Escrow Agreement).

All claims under the representations, warranties and indemnities against the Existing Shareholders under the Acquisition Agreements will be subject to an aggregate deductible of $500,000 and thereafter each set of related claims must reach an aggregate threshold of $100,000 (other than in respect of the ownership of the Purchased Securities and in certain cases in respect of the representation and warranty of certain Existing Shareholders that this prospectus does not contain a misrepresentation, which will not be subject to any deductible).

The majority of these representations and warranties will survive the Closing for a period of two (2) years, except for: (i) certain limited representations and warranties (including ownership of the Purchased Securities), which will survive indefinitely; (ii) representations and warranties relating to taxation matters, which will survive the Closing for the duration of the applicable reassessment and appeal period; and (iii) the representation and warranty as to the prospectus disclosure, which will survive the Closing for a period of three years and 90 days.

There can be no assurance of recovery by the Company from the Existing Shareholders for breaches of such representations and warranties, given that there can be no assurance that the assets or financial resources of the Existing Shareholders will be sufficient to satisfy such obligations. Investors in the Company will not have a direct statutory right of action against any of the Existing Shareholders for a misrepresentation in this prospectus.

If one or both of the Acquisitions do not close, the Company will refund to purchasers the consideration paid in respect of the Common Shares offered under this prospectus. See "Funding, Acquisitions and Related Transactions — Acquisition Agreements".

Risk Factors:	Prospective purchasers should carefully review and evaluate certain risk factors relating to an investment in the Common Shares, including: (i) risks relating to the Company's retail electricity and natural gas business, including risks relating to: Universal's inability to contract for supply of natural gas and Electricity Swap agreements; Universal's reliance on Sempra; hedging, balancing and market risks relating to matching the estimated electricity and natural gas requirements of Universal's customers; volatility of commodity prices; the enforcement of Universal's Energy Contracts; the availability of credit; changes in the legislative and regulatory environment; energy trading inherent risks; Universal's dependence on its management information system; Universal's dependence on LDCs; Universal's ability to compete with its competitors; Universal's reliance on its Independent Contractors; Universal's ability to renew Energy Contracts at the expiration of their terms; customer attrition; customers choosing other energy sources; exposure to fluctuations in currency exchange rates; dependence on key personnel; and Universal's limited operating history; (ii) risks relating to the Company's ethanol business, including risks relating to: the possibility that there are inaccurate assumptions in TGF's business plan; TGF's reliance on the Contractor; defective material, workmanship or process engineering affecting the Belle Plaine Facility; construction or operational delays; the condition of the construction site on which the Belle Plaine Facility is being constructed; TGF's dependence on the Belle Plaine Facility; TGF's reliance on intellectual property rights and proprietary technology; third party claims for infringement in respect of the Delta-T proprietary technology to be used by TGF; cost overruns at the Belle Plaine Facility; TGF's limited operating history; TGF's dependence on commodity prices, including the spread between ethanol and wheat prices, TGF's sensitivity to wheat prices and supply, TGF's sensitivity to natural gas prices and supply, TGF's sensitivity to gasoline prices and demand, sensitivity of distillers grain prices to the price of other commodity products and seasonal fluctuations affecting commodity prices; TGF's reliance on third party service providers; TGF's dependence on federal and provincial legislation and regulations; the uncertainty regarding the long term use of ethanol; the existence of excess supplies of ethanol; TGF's inability to compete with its competitors; TGF's inability to execute its expansion strategy; TGF's inability to execute future acquisitions successfully or at all; TGF's use of hedging transactions and other risk management strategies; changes to environmental, health and safety laws and regulations and potential exposure to environmental, health and safety liabilities; disruptions to infrastructure on which TGF relies or to the supply of fuel or natural gas; TGF's dependence on its key personnel; technological advances that make the Belle Plaine Facility less efficient or obsolete; TGF's use of leverage and obligation to comply with restrictive covenants; TGF's obligation to service its debt and exposure to variations in interest rates; and TGF's exposure to fluctuations in currency exchange rates; and (iii) general risks relating to the Offering, including risks relating to: the Company's obligation and potential inability to comply with financial reporting and other continuous disclosure requirements and securities

legislation; the Company's inability to acquire financing in the future; the existence of conflicts of interest pertaining to the Company's directors and officers; income tax matters; the Company's dependence on its subsidiaries; increases in operating costs; the existence of potential unknown liabilities in connection with the Acquisitions; the Company's lack of an operating history as a public company; future sales of Common Shares by the Existing Shareholders negatively affecting the market price of the Common Shares; the issuance of Common Shares from treasury in the future diluting investors' interest in the Company; the limited ability of the Company to recover from the Existing Shareholders for breaches of the Acquisition Agreements; and the possibility that the market price of the Common Shares will be unpredictable and volatile.

See "Risk Factors".

Structure of the Company

The following chart illustrates the structure of the Company after giving effect to the Offering and the Acquisitions. See "Structure of the Company".



Existing Shareholders
Public Shareholders
69%(1)
Common Shares
31%(1)
Common Shares
Universal Energy Group Ltd.
100%
(TGF New Amalco Shares
and TGF Notes)
100%
(Universal Shares)
Terra Grain
Fuels Inc.(2)(3)
Universal Energy
Corporation(3)
100%
(Common Shares)
Universal Gas & Electric
Corporation(4)

Notes:

(1) If the Over-Allotment Option is exercised in full, the Existing Shareholders will own 64% of the outstanding Common Shares and the public shareholders will own 36% of the outstanding Common Shares.

(2) TGF Amalco will carry on the ethanol business currently carried on by TGF and TGF Opco.

(3) Following Closing, TGF Amalco and Universal intend to form the Universal Partnership to carry on the electricity and natural gas marketing business currently carried on by Universal in Canada.

(4) Universal U.S. will continue to carry on the natural gas marketing business currently carried on by Universal U.S. in Michigan.

GLOSSARY OF TERMS

In this prospectus, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders:

"**Acquisitions**" means the acquisition by the Company from the Existing Shareholders of the issued and outstanding shares of each of Universal and TGF, all as more particularly described under "Funding, Acquisitions and Related Transactions — Acquisition Agreements".

"**Acquisition Agreements**" means the purchase and sale agreement or agreements to be entered into between the Company and the Existing Shareholders.

"**affiliate**" has the meaning given to it in Section 1.2 of National Instrument 45-106 — Prospectus and Registration Exemptions promulgated under the *Securities Act* (Ontario).

"**AGS**" means alternative gas supplier, as defined by the MPSC.

"**Amalgamation**" means the amalgamation of TGF and TGF Opco on the Closing Date to form TGF Amalco.

"**Amended Electricity Swap Agreement**" means the Electricity Swap Agreement, as amended as of the Closing Date.

"**Amended Gas Purchase Agreement**" means the Gas Purchase Agreement, as amended as of the Closing Date.

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario).

"**Audit Committee**" means the audit committee of the Board of Directors.

"**BCUC**" means the British Columbia Utilities Commission, a regulatory body which regulates, among other things, the distribution and marketing of electricity and natural gas in the Province of British Columbia.

"**Belle Plaine Facility**" means the ethanol facility and related infrastructure and facilities that TGF is constructing in the rural municipality of Pense No. 160 near Belle Plaine, Saskatchewan.

"**Board of Directors**" or "**Board**" means the board of directors of the Company.

"**BC Natural Gas Licence**" means Gas Marketer Licence No. A-6-06 issued by the BCUC to Universal on November 23, 2006 authorizing Universal to serve as a natural gas marketer in the Province of British Columbia until October 31, 2007.

"**CBCA**" means the *Canada Business Corporations Act*, as amended, including the regulations thereunder.

"**Closing**" means the closing of the Offering.

"**Closing Date**" means the closing date of this Offering, which is expected to occur on or about February 2, 2007 or such other date as the Company and the Underwriters may agree, but in any event no later than February 28, 2007.

"**Closing Time**" means the time on the Closing Date at which the Closing occurs.

"**Common Shares**" means the common shares of the Company.

"**Company**", "**we**", "**us**" and "**our**", unless the context otherwise requires, each mean Universal Energy Group Ltd. when referring to events or transactions that occurred or will occur prior to the completion of the Acquisitions, and each mean Universal Energy Group Ltd. and its consolidated subsidiaries (including Universal and TGF Amalco) when referring to events or transactions that will occur after completion of the Acquisitions.

"**Compensation, Nominating and Governance Committee**" means the compensation, nominating and governance committee of the Board of Directors.

"**Contractor**" means EllisDon/VCM In Joint Venture, an unincorporated joint venture and TGF's contractor under the EPC Contract.

"**CRFA**" means the Canadian Renewable Fuels Association, a non-profit organization with a mission to promote renewable fuels for transportation through consumer awareness and government liaison activities.

"**Delta-T**" means Delta-T Corporation, TGF's ethanol process technology provider.

"**Distributors**" means, collectively, the seven corporate marketing consultants of Universal who manage Universal's Independent Contractors pursuant to the Marketing Agreements.

"**Electricity Contracts**" means Universal's long term contracts for a customer's electricity supply requirements at a fixed price (subject to the application of balancing charges).

"**Electricity Swap Agreement**" means the electricity swap master agreement dated as of July 14, 2005 between Universal and Sempra pursuant to which Universal engaged Sempra to act as Universal's exclusive supplier of Electricity Swaps on the terms and conditions set forth therein, which agreement will be amended as of the Closing Date.

"**Electricity Swaps**" means any swap, contract for differences, option or other similar transaction in respect of electricity.

"**EllisDon**" means EllisDon Inc., one of TGF's joint venture contractors.

"**Enbridge**" means Enbridge Gas Distribution Inc., an Ontario LDC.

"**Enbridge Gas Distribution Franchise Area**" means the geographic area in the Province of Ontario within which Enbridge Gas Distribution Inc. is franchised as an LDC to service its customers and distribute natural gas.

"**Energy Contracts**" means Gas Contracts and Electricity Contracts.

"**Energy Retailers**" means agents/brokers/marketers such as Universal. Energy Retailers are market aggregators, meaning that they aggregate downstream customers into groups.

"**EPC Contract**" means the EPC construction contract dated as of September 29, 2006 between TGF, the Contractor and EllisDon, pursuant to which TGF retained the Contractor for the design, engineering, procurement, construction and commissioning of TGF's Belle Plaine Facility.

"**Escrow Agreement**" means the escrow agreement to be entered into on or before the Closing Date between the Existing Shareholders, the Company and Computershare Investor Services Inc., in its capacity as escrow trustee.

"**Existing Commodity Agreements**" means the Gas Purchase Agreement and the Electricity Swap Agreement.

"**Existing Shareholders**" means the Universal Existing Shareholders and the TGF Existing Securityholders.

"**Existing Shareholder Group**" means, collectively, each of the Existing Shareholders and any shareholder, associate or affiliate of an Existing Shareholder, including any family member of an Existing Shareholder or of a shareholder of an Existing Shareholder or any company, trust or other entity owned by or maintained for the benefit of any such persons.

"**GAAP**" means accounting principles generally accepted in Canada.

"**Gas Contracts**" means Universal's long term contracts for a customer's natural gas supply requirements at a fixed price (subject to the application of balancing charges for certain classes of customers).

"**Gas Purchase Agreement**" means the natural gas purchase and sale agreement dated as of July 14, 2005 between Universal and Sempra pursuant to which Universal engaged Sempra to act as Universal's exclusive supplier of natural gas on the terms and conditions set forth therein, which agreement will be amended as of the Closing Date.

"**Gas Supplier**" means a person who is a natural gas producer or a natural gas supply aggregator.

"**Gasco**" means Gasco Holdings Inc., a corporation incorporated under the laws of Barbados.

"**GJ**" means gigajoules (one billion joules). A joule is a measurement of energy, with one gigajoule being equal to 0.95 million British thermal units or approximately 26.53 m^3 of natural gas.

"**Grain Supply Agreement**" means the grain supply agreement made effective December 5, 2006 between TGF and SWP.

"**HOEP**" means the final hourly market clearing price for electricity as posted on the IESO website at www.ieso.ca.

"**IESO**" means the Independent Electricity System Operator (formerly the Independent Electricity Market Operator) established under the *Electricity Act, 1998* (Ontario), or other successor or replacement entity, public or private, administering transmission reliability and control of the electricity grid in the province of Ontario.

"**Independent Contractor**" means a person who serves in the capacity of an independent contractor to solicit contracts for the supply of electricity and/or natural gas on behalf of Universal.

"**kWh**" means a kilowatt hour, the standard commercial unit of electricity energy, with one kilowatt hour being the amount of energy consumed by ten 100 watt light bulbs burning for one hour.

"**Large Volume User**" means an electricity consumer who consumes more than 250,000 kWh of electricity per year, or a natural gas consumer who consumes more than 50,000 m^3 of natural gas per year.

"**LDC**" means local distribution company, the electricity or natural gas distributor for a geographic franchise area.

"**LECG**" means LECG Canada, Ltd., the independent author of the LECG Report.

"**LECG Report**" means the opinion of LECG dated December 20, 2006 described under "Business of Universal — Business Strengths — Long Term Energy Contracts with Secure Operational Margins", a copy of which is included in this prospectus. See "Report of LECG Canada, Ltd."

"**Licence Agreement**" means the licence of technology agreement dated October 22, 2006 between Delta-T and TGF pursuant to which Delta-T granted TGF the right to use Delta-T's technology for the purposes of constructing, building and the ongoing operation of TGF's Belle Plaine Facility and the repair, maintenance, optimization and enhancement of the Belle Plaine Facility.

"**m^3**" means a cubic metre. One m^3 of natural gas is equal to approximately 0.03769 GJs.

"**Marketing Agreements**" means the marketing agreements dated effective January 1, 2007 between Universal and each of the Distributors.

"**Mcf**" means thousand cubic feet.

"**Michigan Natural Gas Licence**" means Licence No. U-14732 issued by the MPSC to Universal on December 20, 2005 authorizing Universal to serve as an AGS in the State of Michigan.

"**MMBtu**" means million British thermal units.

"**MPSC**" means the Michigan Public Service Commission, a regulatory body which regulates, among other things, the distribution and marketing of electricity and natural gas in the State of Michigan.

"**MTBE**" means methyl tertiary butyl ether.

"**MWh**" means megawatt hour.

"**New Commodity Agreements**" means the Amended Gas Purchase Agreement, the Amended Electricity Swap Agreement and the Universal U.S. Gas Purchase Agreement.

"**NYPSC**" means the New York State Public Service Commission, a regulatory body which regulates, among other things, the distribution and marketing of electricity and natural gas in the State of New York.

"**OBCA**" means the *Business Corporations Act* (Ontario), as amended, including the regulations thereunder.

"**OEB**" means the Ontario Energy Board, a regulatory body which regulates, among other things, the distribution and marketing of electricity and natural gas in the Province of Ontario.

"**Offering**" means the offering of Common Shares qualified under this prospectus.

"**Offering Price**" means the price per Common Share sold pursuant to this Offering.

"**Ontario Electricity Licence**" means Electricity Retailer Licence No. ER-2005-0261 issued by the OEB to Universal on May 26, 2005 authorizing Universal to serve as an electricity marketer in the Province of Ontario until May 25, 2010.

"**Ontario Natural Gas Licence**" means Gas Marketer Licence No. GM-2004-0537 issued by the OEB to Universal on February 3, 2005 authorizing Universal to serve as a natural gas marketer in the Province of Ontario until February 2, 2010.

"**Operational Revenue**" means (i) for natural gas, revenue adjusted upward by the dollar amount of "gas delivered in excess of consumption" (natural gas that has been delivered by Universal to LDCs in excess of customer consumption) and adjusted downward by the dollar amount of "gas under-delivered" (natural gas that has been consumed by Universal's customers in excess of that delivered by Universal to the LDCs), and (ii) for electricity, revenue without adjustment. See "Non-GAAP Financial Measures".

"**Operational Margin**" means (i) for natural gas, gross margin adjusted upward for the excess of "deferred revenue" over "gas delivered in excess of consumption" or adjusted downward for the excess of "unbilled revenues" over "gas under-delivered", and (ii) for electricity, gross margin adjusted upward for "swap receipts" or adjusted downward for "swap payments", which are not included in cost of sales for accounting purposes. See "Non-GAAP Financial Measures".

"**OPG**" means Ontario Power Generation Inc.

"**Option Plan**" means the option plan established by the Company prior to the Closing of this Offering.

"**Over-Allotment Option**" means the option granted by the Company to the Underwriters exercisable for a period of 30 days from the date of the Closing to purchase up to an additional 1,704,546 Common Shares (being equal to 15% of the Common Shares sold at the Closing) at the Offering Price solely to cover any over-allotments and for market stabilization purposes.

"**PJ**" means petajoules.

"**Promoters**" means, collectively, Gary J. Drummond and Mark L. Silver.

"**Purchased Securities**" means all of the issued and outstanding Universal Shares, TGF New Amalco Shares and TGF Notes to be acquired by the Company from the Existing Shareholders pursuant to the Acquisitions at Closing.

"**RCE**" means a residential customer equivalent, which is a unit of measurement equivalent to 10,000 kWh of electricity on an annual basis or 2,815 m^3 (or 106 GJs) of natural gas on an annual basis, which quantities management believes to represent the approximate amounts of electricity and natural gas used annually by a typical residential customer.

"**Renewal**" means the renewal of an existing customer's contract upon expiration of such contract.

"**RFA**" means the Renewable Fuels Association, the national trade association for the U.S. ethanol industry.

"**RFS**" means the U.S. renewable fuels standard, which was adopted as part of the *Energy Policy Act of 2005*.

"**Risk Management Committee**" means the risk management committee of the Board of Directors.

"**RPP**" means the Regulated Price Plan developed by the OEB for specific classes of customers who purchase their electricity supply from Ontario electric LDCs.

"**Sempra**" means Sempra Energy Trading Corp., Universal's exclusive supplier of natural gas and Electricity Swaps and Universal U.S.'s exclusive supplier of natural gas.

"**Services Agreement**" means the services agreement dated as of July 14, 2005 among Universal, Sempra, Silverco and Gasco pursuant to which Universal engaged each of Sempra, Silverco and Gasco to perform the services enumerated therein.

"**Silverco**" means 1663749 Ontario Limited, a corporation incorporated under the laws of the Province of Ontario.

"**subsidiary**" has the meaning set out in the *Securities Act* (Ontario), and includes a partnership or other entity.

"**SWP**" means Saskatchewan Wheat Pool Inc.

"**Termination Agreement**" means the services agreement termination agreement dated as of September 30, 2006 among Universal, Sempra, Silverco, Gasco and UEC Distributors, as agent for and on behalf of certain individuals.

"**TGF**" means Terra Grain Fuels Holdings Inc., a corporation incorporated under the federal laws of Canada, and where the context requires, includes its wholly-owned subsidiary TGF Opco.

"**TGF Amalco**" means Terra Grain Fuels Inc., the corporation to be formed on the Amalgamation of TGF and TGF Opco at the Closing Time.

"**TGF Amalco Shares**" means the class A common voting shares of TGF Amalco following the Amalgamation.

"**TGF Capital Reorganization**" means the reorganization of TGF Amalco's capital to occur on or about the Closing Date pursuant to which the TGF Amalco Shares will be exchanged for TGF New Amalco Shares and TGF Notes.

"**TGF Credit Facility**" means the term sheet dated July 21, 2006 between TGF and its lead lender, on behalf of a syndicate of Canadian lenders, for a credit facility. See "Principal Agreements — Principal Agreements of TGF — TGF Credit Facility".

"**TGF Debenture Purchase Agreement**" means the agreement dated August 25, 2006 among TGF and the TGF Debentureholders. See "Principal Agreements — Principal Agreements of TGF — TGF Debenture Purchase Agreement".

"**TGF Debentureholders**" means the purchasers of the TGF Debentures and the holders of the TGF Warrants.

"**TGF Debentures**" means the $40 million aggregate principal amount of 10.5% subordinated secured debentures of TGF.

"**TGF Opco**" means Terra Grain Fuels Inc., a corporation incorporated under the federal laws of Canada and the wholly-owned subsidiary of TGF.

"**TGF Opco Shares**" means the class A common voting shares of TGF Opco.

"**TGF Shares**" means the class A common voting shares of TGF.

"**TGF Existing Securityholders**" means the holders of the issued and outstanding TGF New Amalco Shares and TGF Notes following the TGF Capital Reorganization.

"**TGF Management Shareholders**" means Gary Drummond, Tim LaFrance and Mark Silver (and entities that are shareholders of TGF Amalco immediately prior to the completion of the Acquisitions and over which such individuals directly or indirectly exercise control or direction) and Sempra.

"**TGF New Amalco Shares**" means the class E common voting shares of TGF Amalco to be issued in exchange for the TGF Amalco Shares on or about the Closing Date pursuant to the TGF Capital Reorganization.

"**TGF Non-Management Shareholders**" means all shareholders of TGF Amalco immediately prior to the completion of the Acquisitions other than the TGF Management Shareholders.

"**TGF Notes**" means the promissory notes of TGF Amalco to be issued in exchange for the TGF Amalco Shares on or about the Closing Date pursuant to the TGF Capital Reorganization.

"**TGF Warrants**" means the 983,111 issued and outstanding warrants, which are exercisable to acquire an aggregate of 1,109,831 TGF Opco Shares (and following the Amalgamation, TGF Amalco Shares).

"**TSX**" means the Toronto Stock Exchange.

"**UEC Distributors**" means UEC Distributors Group Ltd., a corporation incorporated under the laws of the Province of Ontario that is a shareholder of Universal.

"**Underwriters**" means National Bank Financial Inc., CIBC World Markets Inc., GMP Securities L.P. and HSBC Securities (Canada) Inc.

"**Underwriting Agreement**" means the underwriting agreement among the Company, Universal, TGF, TGF Opco, the Promoters and the Underwriters dated January 26, 2007.

"**Union Gas Franchise Area**" means the geographic area within the Province of Ontario within which Union Gas Limited is franchised as an LDC to service its customers and distribute natural gas.

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(1) under Regulation S under the U.S. Securities Act.

"**Universal**" means Universal Energy Corporation, a corporation incorporated under the laws of the Province of Ontario, and where the context requires, includes its wholly-owned subsidiary Universal U.S. and, when formed, the Universal Partnership.

"**Universal Assets**" means substantially all of Universal's assets other than the securities of Universal U.S. owned by Universal.

"**Universal Existing Shareholders**" means the holders of the issued and outstanding Universal Shares at the Closing Time.

"**Universal Partnership**" means Universal Energy Limited Partnership, a limited partnership to be formed under the laws of the Province of Ontario.

"**Universal Shares**" means the common shares and the class C shares of Universal.

"**Universal U.S.**" means Universal Gas & Electric Corporation, a company incorporated under the laws of the State of Delaware and the wholly-owned subsidiary of Universal.

"**Universal U.S. Gas Purchase Agreement**" means the natural gas purchase and sale agreement to be dated as of the Closing Date between Universal U.S. and Sempra pursuant to which Universal U.S. will engage Sempra to act as Universal U.S.'s exclusive supplier of natural gas on the terms and conditions set forth therein.

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

"**VCM**" means VCM Contractors & Engineers Ltd., one of TGF's joint venture contractors.

"**WACOG**" means, for any period, the weighted average cost of gas for such period, which is generally derived by weighting the natural gas volumes by the natural gas prices paid under specific natural gas contracts by an LDC to produce one average price for a natural gas supply portfolio.

THE COMPANY, UNIVERSAL AND TGF

The Company

The Company was incorporated under the CBCA as "Universal Energy Group Ltd." on November 1, 2006 and, other than as described in this prospectus, has not carried on any business to date.

The Company was formed to participate in the retail electricity and natural gas industries and the ethanol industry. Following the Closing of the Offering, the Company will acquire all of the issued and outstanding shares of Universal and TGF from the Existing Shareholders. See "Funding, Acquisitions and Related Transactions" and "Use of Proceeds".

The head office of the Company is located at Suite 1700, 25 Sheppard Avenue West, Toronto, Ontario M2N 6S6. The registered office of the Company is located at Suite 1600, 25 Sheppard Avenue West, Toronto, Ontario M2N 6S6.

The Company does not currently have any operations or subsidiaries.

Universal

Universal was incorporated under the OBCA as "Universal Energy Corporation" on November 25, 2004 and commenced operations on February 25, 2005.

Universal currently sells electricity and natural gas in Ontario to residential, small to mid-size commercial and small industrial customers and sells natural gas in Michigan to small to mid-size commercial and small industrial customers.

The head office of Universal is located at Suite 1700, 25 Sheppard Avenue West, Toronto, Ontario M2N 6S6. The registered office of Universal is located at Suite 1600, 25 Sheppard Avenue West, Toronto, Ontario M2N 6S6.

Universal has one wholly-owned subsidiary, Universal U.S., a company incorporated under the laws of the State of Delaware on June 29, 2005. Universal U.S. carries on business in the State of Michigan.

TGF

TGF was incorporated under the CBCA as "6558551 Canada Incorporated" on April 25, 2006 and commenced carrying on business on May 12, 2006. On May 1, 2006, TGF filed Articles of Amendment changing its name to "Terra Grain Fuels Holdings Inc.".

TGF, through its wholly-owned subsidiary TGF Opco, is constructing the Belle Plaine Facility in the rural municipality of Pense No. 160, near Belle Plaine, Saskatchewan that is designed to produce approximately 150 million litres of ethanol annually and to produce dried distillers grains as a co-product of such ethanol production. Construction of the Belle Plaine Facility commenced in September 2006. When the Belle Plaine Facility is operational, which is scheduled to be by the end of 2007, TGF believes that it will be the largest ethanol producer in western Canada.

The head office of TGF is located at 1570 – 2002 Victoria Avenue, Regina, Saskatchewan, S4P 0R7. The registered office of TGF is located at 2398 Scarth Street, Regina, Saskatchewan, S4P 2J7.

TGF has one wholly-owned subsidiary, TGF Opco, a corporation incorporated under the CBCA. TGF conducts its operations through TGF Opco.

Rationale for the Business Combination of Universal and TGF

Management believes that the combination of Universal and TGF provides an attractive means of enhancing the value of the combined companies:

- *Greater Geographical and Operational Diversification.* On a combined basis, management believes that Universal and TGF represent a more diverse and stable source of long term cash flow than either company on its own. In addition, certain operational elements can be leveraged by both companies:

- *Addition of Fixed Assets.* TGF will contribute a significant base of fixed assets that are leveragable and that over time may provide the ability to secure further credit for continued growth of Universal's customer base (either organically or through acquisitions) and its related energy matching requirements.

- *Leverage Risk Management Synergies.* Management intends to use its collective risk management experience and expertise to implement a hedging strategy at each of Universal and TGF with the objective of generating long term, sustainable, stable and growing cash flow from each of Universal and TGF.

- *Capitalize on Two Platforms for Growth.* Management believes that significant growth opportunities exist in both the energy retailing and ethanol production industries in North America. These opportunities exist through both organic or "greenfield" growth and through acquisition.

- *Enhanced Market Capitalization and Broader Shareholder Base.* The Company will have a significantly larger market capitalization than would either Universal or TGF alone, which is expected to attract a more diverse shareholder base.

OVERVIEW OF THE ELECTRICITY INDUSTRY

General Market Overview of the Electricity Industry

The North American electricity industry primarily consists of the following entities in each jurisdiction: power generating companies; electricity transmission companies; an independent systems operator (an "**IESO**") (in jurisdictions where the power generation and transmission functions are separated); local electricity distribution or utility companies ("**LDCs**"); and, in deregulated markets, wholesale aggregators and Energy Retailers.

Power-generating entities range from large government owned entities to small private facilities. Transmission companies, which consist of government owned entities and private companies (often monopolies), connect the power generators to the LDCs and Large Volume Users through large scale grid systems (generally within each jurisdiction) that transmit high voltage electricity. In jurisdictions where the power generation and power transmission functions are separated, an IESO often manages the electricity supply and operates the wholesale electricity market. IESOs direct the flow of electricity over the high voltage grid transmission lines and the transmission companies are responsible for the safety, operation and maintenance of those lines. Each electricity LDC accepts the transmission of electricity scheduled by the IESOs or other wholesale suppliers on behalf of all of its customers. These customers either pay the LDC the wholesale price for their electricity, or pay a fixed or capped price for their electricity that is determined by local laws. Fixed or capped prices are typically adjusted periodically to reflect the true cost of generating the electricity consumed. LDCs are almost always regulated monopolies. Where the participants in the industry have monopoly or near monopoly status, regulatory agencies usually regulate tariffs for the generation, transmission, delivery and administration costs charged by those participants. In some jurisdictions, governments (or government agencies) still regulate electricity commodity prices even though a monopoly does not exist.

The Direct Purchase Electricity Market

In a jurisdiction with a deregulated retail electricity market (i.e., the wholesale and retail price for electricity as a commodity for consumption is no longer fully determined by regulation), electricity consumers usually have the option of signing a contract with an Energy Retailer to pay for electricity at unregulated prices. Energy Retailers offer a variety of fixed, floating or blended prices for different periods of time. LDCs continue to supply electricity to customers who sign a contract with an Energy Retailer to purchase electricity. However, the LDC will charge the Energy Retailer for the actual amount of electricity consumed by the customer multiplied by the variable rate charged by the LDC, and the LDC will invoice the customer for the actual amount of electricity consumed by the customer multiplied by the Energy Retailer's fixed price under its electricity contract. Energy Retailers generally enter into financial swap contracts to secure long term Operational Margins with reasonable certainty as if they were purchasing electricity directly at a fixed rate.

Direct purchase customers can be divided into the following segments: (i) the medium and large industrial and commercial customers (which Universal does not attempt to supply); and (ii) the residential, small to mid-size commercial and small industrial customers (the segment in which Universal is currently active). In contrast to larger volume industrial end users for whom annual costs of electricity can be millions of dollars, management believes (based on its recent experience in the Ontario market) that the annual electricity commodity cost to an average residential customer (who management considers to consume approximately 10,000 kWh of electricity annually) is much less, generally less than $600 annually. As a result, electricity supply does not represent a major purchase decision for a residential customer. However, the combined demand of a large number of these small volume customers economically justifies Energy Retailers entering into direct purchase contracts with such customers.

Energy Retailers operate in the direct purchase electricity market by providing fixed, floating, blended price or price protected electricity contracts to residential, commercial and industrial customers for varying periods of time. By providing price protection under electricity contracts for a fixed period of time (generally up to five years), customers reduce their exposure to changes in electricity commodity prices. Wholesale electricity prices have been very volatile over the past few years. A key to the success of this product is the attractiveness to customers of price protection for their electricity supply costs. The percentage of the electricity supply that has a fixed price may vary depending on the Energy Retailer's product offering. Similar to fixed rate mortgages, which provide interest rate certainty, these contracts allow customers to fix the price of substantially all of the electricity consumption portion of their electricity bills for the term of the contract. In contrast, the electricity LDCs typically offer electricity at prices that may fluctuate more widely from time to time as wholesale prices change.

Energy Retailers deliver electricity to their customers through the electricity LDCs, who still charge the customers for delivery and other costs. Typically, the LDCs collect all of the monies payable by electricity consumers, including the payments due to Energy Retailers for the commodity portion of the consumer's electricity bill. Even in jurisdictions where there is electricity commodity price deregulation, regulators typically regulate: the fees paid to transmission companies and LDCs to transmit and deliver electricity; and the activities of Energy Retailers, including the terms of their contracts and their business practices.

Management believes that the ability to build a large retail customer base in jurisdictions that allow long term fixed price protected contracts and the ability to match the purchase of electricity supply with the electricity demand of that customer base, all on an administratively efficient basis, are the critical elements of success as an electricity Energy Retailer.

Electricity deregulation is a relatively recent phenomenon in North America. The extent of deregulation and the rules under which Energy Retailers must operate, including the consumer protection elements of the regulatory regime (such as the ability to prematurely terminate long term contracts) varies from jurisdiction to jurisdiction. Some jurisdictions, although deregulated, are not as attractive as others to Energy Retailers. The following map identifies the North American jurisdictions in which management believes that electricity Energy Retailers and wholesalers are currently operating.

Deregulated Electricity Markets in North America



Deregulated Markets
Considering Deregulation

Note:

(1) Source: Energy Information Administration; StatsCan; National Energy Board.

Specific Markets

Universal currently operates as an electricity Energy Retailer in the residential, small to mid-size commercial and small industrial markets in Ontario. In addition, Universal is currently evaluating expansion opportunities in the small to mid-size commercial and small industrial electricity markets in New York.

Ontario

Ontario permitted Energy Retailers to commence delivery of electricity to small volume customers, including residential customers, in May of 2000. However, in 2002, electricity rates were frozen by the Ontario government. Penetration rates for direct purchase customers have declined in Ontario since 2002 as a result of the province's rate freeze, which caused Energy Retailers to suspend their operations until the RPP was implemented in April 2005. When the RPP was introduced in Ontario effective April 1, 2005 and consumers were again exposed to electricity price increases, significant penetration opportunities in the Ontario electricity market became available. Management estimates that OPG supplies approximately 70% of the Ontario wholesale electricity market at capped prices. The OEB is authorized to set payments to be made to OPG with respect to the outputs of certain of OPG's generation facilities. On November 30, 2006, the OEB issued a report summarizing, among other things, the regulatory methodology that the OEB has selected to determine payment amounts for the prescribed OPG assets. Management believes that the application of this methodology should lead the OEB to increase the required rate of return on the prescribed OPG assets, and that this should lead to an increase in the RPP, and therefore increased electricity prices for consumers. The report suggests that the revised payments to be made to OPG may commence on April 1, 2008.

In Ontario, as of December 31, 2005, approximately 635,000 residential, small to mid-size commercial and small industrial electricity customers (or approximately 15% of the 4.3 million electricity customers in these segments of the Ontario electricity market) received their electricity under long term contracts with Energy Retailers. Management believes that the retail electricity prices available through the LDCs will experience increased fluctuations as the Ontario electricity market moves closer to fully market-based pricing. As such, management believes that many consumers will respond by seeking price protection for their electricity consumption costs.

New York

As of September 30, 2006, small to mid-size commercial and small industrial electricity customers representing in excess of 2.2 million RCEs (or approximately 49% of the 4.6 million electricity RCEs in that segment of the New York electricity market) received their electricity under long term contracts with Energy Retailers. The price of electricity in New York has not been subject to price controls since 2000. Since then, the New York market has seen an increasing percentage of the small to mid-size commercial and small industrial customers utilizing Energy Retailers as the source of their electricity supply.

Market Penetration Rates and Market Growth

The charts below illustrate the penetration rates achieved by Energy Retailers in the residential, small to mid-size commercial and small industrial markets in Ontario and the small to mid-size commercial and small industrial markets in New York for the periods indicated.

Electricity Energy Retailers Penetration Rates[1]

Ontario[2]



% of customers served by Energy Retailers
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2003
2004
2005

New York[3]



% of RCEs served by Energy Retailers
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2003
2004
2005

Notes:

(1) Source: The SPi Group Inc.

(2) Data is for residential, small to mid-size commercial and small industrial customers.

(3) Data is for small to mid-size commercial and small industrial customers. Total number of RCEs for New York also includes electricity consumed by street lights.

In addition to the opportunity to increase customer penetration rates within existing deregulated markets, each market also has growth potential through the addition of new electricity customers. This growth potential is primarily attributable to new housing starts and/or increases in the number of commercial and small industrial businesses in operation. The following table provides the historical number of new housing starts in Ontario for the periods indicated and illustrates the growth potential of the Ontario residential market.

Calendar Year	Number of New Housing Units in Ontario
2001	73,282
2002	83,597
2003	85,180
2004	85,114
2005	78,795

Note:

(1) Information obtained from Canada Mortgage and Housing Corporation.

Electricity Prices in Ontario and New York

Wholesale electricity prices have been very volatile over the past few years. Management believes that this volatility is creating a greater demand for price certainty, and thus the products offered by Universal and other Energy Retailers. The following chart illustrates the HOEP for an Ontario wholesale electricity customer from May 31, 2002 to November 30, 2006. As noted above, residential electricity prices in Ontario were capped at below-market levels in 2002. Since 2005, such retail prices, although still regulated, have been rising. The following chart also illustrates the price of electricity for wholesale customers in New York City based on the location based marginal prices ("**LBMP**") of New York's independent system operator, which administers

New York's wholesale energy markets. The chart demonstrates that wholesale electricity prices in New York have also been volatile.

Historical Electricity Prices



HOEP Average (CDN$)(1)
ISO LBMP Average (US$)(2)
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
cents per kWh
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05
Sep-05
Jan-06
May-06
Nov-06

Notes:

(1) Refers to the monthly weighted average HOEP in Canadian dollars.

(2) Refers to the New York independent system operator's location based marginal pricing based on New York City's average price on the last day of each month during the period shown. The prices have been expressed in U.S. dollars for the purpose of demonstrating the deregulated price trends in the New York market.

OVERVIEW OF THE NATURAL GAS INDUSTRY

General Market Overview of the Natural Gas Industry

The North American natural gas industry includes: natural gas producers; pipeline companies; storage operators; supply aggregators and traders; natural gas LDCs; and, in deregulated markets, Energy Retailers. Natural gas producers are primarily located in western Canada and the Gulf of Mexico region. Natural gas is shipped through local gathering pipeline systems and continental pipelines from producing regions to downstream markets across North America. The tolls charged by pipeline companies for the transportation of natural gas through their pipeline systems are regulated by government agencies and are passed through to the customers of the LDCs as the transportation component of their natural gas bill.

Natural gas producers sell natural gas to large end users such as power generators (for conversion into other uses) and LDCs, Energy Retailers and others (for direct consumption). Supply aggregators also play a wholesale market role between producers and end users. Supply aggregators may also provide various other services, including natural gas storage services, backstopping services and operational services.

Natural gas LDCs, commonly known as gas utilities, sell and distribute natural gas in their franchise areas through their own distribution networks pursuant to a variety of upstream and downstream transmission pipeline, storage and distribution agreements. LDCs manage natural gas flows and are responsible for operational considerations and system expansions under their regulated mandate to deliver natural gas. The LDCs' distribution rates are regulated by provincial and state regulators.

The Direct Purchase Natural Gas Market

In a jurisdiction with a deregulated retail natural gas market (i.e., the wholesale and retail price for natural gas as a commodity for consumption is no longer fully determined by regulation), natural gas consumers usually have the option of signing a contract with an Energy Retailer to pay for natural gas at unregulated prices. Energy Retailers offer a variety of fixed, floating, price protected or blended prices for different contractual time periods. These retailers purchase natural gas in the market and through contracts with natural gas producers and/or wholesale aggregators. Under arrangements entered into between the Energy Retailers and their customers, the LDCs remain responsible for the distribution of the natural gas from the citygate (e.g., the interconnect of the national or regional pipeline and the LDC's local distribution network) to the customer's residence or place of business. The LDCs are also typically responsible for billing the customers for all three components of their natural gas bill, being the transportation, distribution and commodity costs.

The direct purchase natural gas consumer market is segmented in much the same manner as the direct purchase electricity consumer market. Many Energy Retailers operate in the same segments, selling both electricity and natural gas to the same consumers in jurisdictions where they are permitted to sell both products. Universal sells natural gas to the residential, small to mid-size commercial and small industrial market segments of this industry. In contrast to larger volume industrial end users for whom annual costs of natural gas can be millions of dollars, management believes (based on its recent experience in the Ontario market) that the annual natural gas commodity cost for an average residential customer (who management considers to consume approximately 2,815 m^3 of natural gas annually) is generally less than $1,000 annually.

Energy Retailers operate in the direct purchase natural gas market by providing fixed, floating, blended price or price protected natural gas contracts to residential, commercial and industrial customers for varying periods of time. By providing price protection under natural gas contracts for a fixed period of time (generally up to five years), customers reduce their exposure to changes in natural gas commodity prices, which have been particularly volatile over the past few years. A key to the success of this product is the attractiveness to customers of price protection for their natural gas supply costs. The percentage of the natural gas supply that has a fixed price may vary depending on the Energy Retailer's product offering. In contrast, LDCs typically offer natural gas at market prices that fluctuate from time to time, often monthly.

Universal believes that the ability to build a large retail customer base in jurisdictions that allow long term fixed price or price protected contracts and the ability to match the purchase of natural gas supply with the natural gas demand of that customer base, all on an administratively efficient basis, are the critical elements of success as a natural gas Energy Retailer. These elements permit an Energy Retailer to secure long term contractual Operational Margins with reasonable certainty.

The direct purchase natural gas market has generally been deregulated in a number of North American jurisdictions for a longer period of time than electricity deregulation has been in place. The extent of deregulation and the rules under which Energy Retailers operate, including the consumer protection elements of the regulatory regime (such as the ability to prematurely terminate long term contracts), varies from jurisdiction to jurisdiction. Some jurisdictions, although deregulated, are not as attractive as others to Energy Retailers. The following map identifies the North American jurisdictions in which management believes that natural gas Energy Retailers and aggregators are currently operating.

Deregulated Natural Gas Markets in North America


Deregulated Markets
Considering Deregulation

Note:

(1) Source: Energy Information Administration; StatsCan; National Energy Board.

Specific Markets

Universal currently operates as a natural gas Energy Retailer in the residential, small to mid-size commercial and small industrial market in Ontario and in the small to mid-size commercial and small industrial market in Michigan. Universal intends to expand into the British Columbia residential, small to mid-size commercial and small industrial markets in the first quarter of 2007. In addition, Universal is currently evaluating the expansion opportunities in the small to mid-size commercial and small industrial natural gas markets in New York.

Ontario

Since the deregulation of the market in the late 1980s, the Ontario natural gas market has become relatively mature. As at December 31, 2005, residential, small to mid-size commercial and small industrial natural gas consumers representing in excess of 2.3 million natural gas RCEs (or approximately 44% of the 5.3 million natural gas RCEs in that segment of the Ontario natural gas market) received their natural gas under long term contracts with Energy Retailers. Despite the maturity of this market, management believes that a substantial amount of natural gas RCEs become available to Energy Retailers each year as a result of: (i) the addition of new customers to the natural gas market as a result of new housing starts and/or increases in the number of small to mid-size commercial and small industrial businesses in operation; and (ii) customers' existing energy contracts with Universal's Energy Retailer competitors expiring at the end of their terms. Management estimates that approximately 20% of all natural gas contracts with Energy Retailers will reach their renewal date each year.

Michigan

Michigan has permitted Energy Retailers to operate in the large industrial segment of the natural gas market since the early 1980s, and in the small to mid-size commercial and small industrial segments of the market since 2001. Universal has been an active Energy Retailer in the small to mid-size commercial and small industrial segments of the market since March 2006. In Michigan, as of December 31, 2005, small to mid-size commercial and small industrial customers representing approximately 135,346 natural gas RCEs (or approximately 8% of the 1.7 million natural gas RCEs in these segments of the Michigan natural gas market) received their natural gas under long term contracts with Energy Retailers. Customer penetration rates in Michigan's natural gas market remain relatively low. Management believes that Energy Retailers have not been particularly active in the Michigan market as a result of the significant security requirements imposed on Energy Retailers operating in Michigan by the relevant natural gas LDCs. Unlike certain of its Energy Retailer competitors, however, management of Universal has elected to invest in the Michigan market notwithstanding the significant security requirements. Management has made this decision because it believes that there is a significant opportunity to increase penetration rates in the Michigan small to mid-size commercial and small industrial segments of the market for Energy Retailers like Universal who are prepared to invest in the market.

British Columbia

British Columbia produces the second largest amount of natural gas in Canada and its residents are collectively the third largest consumers of natural gas in Canada. British Columbia has two natural gas utilities, Terasen Gas Inc. and Pacific Northern Gas Ltd. Although the commercial natural gas market in British Columbia has been deregulated since 2004, the BCUC has only recently approved a natural gas unbundling program for residential customers of Terasen Gas Inc. Management currently expects that as of May 2007 in excess of 700,000 residential customers in British Columbia will be able to choose their natural gas supplier. Opportunities also exist to acquire commercial natural gas customers. As at December 31, 2005, only 14% of the approximately 79,000 commercial customers have entered into direct purchase agreements with Energy Retailers.

New York

As of July 31, 2006, small to mid-size commercial and small industrial customers representing in excess of 272,000 natural gas RCEs (or approximately 35% of the 782,000 natural gas RCEs in these segments of the New York natural gas market) received their natural gas under long term contracts with Energy Retailers. The number of RCEs in the small to mid-size commercial and small industrial natural gas market in New York is substantially lower than the number of RCEs in the same segments of the electricity market in New York. This is because (among other things) many customers in New York either do not have the ability to choose natural gas as their energy source because their local LDC does not provide natural gas or such customers have the ability to choose an alternative to natural gas (such as heating oil) as their energy source (whereas few customers have the ability to choose an alternative to electricity).

The wholesale price of natural gas in New York has not been subject to price controls since the early 1980s. Since then, the New York market has seen an increasing percentage of small to mid-size commercial and small industrial customers utilize Energy Retailers as the source of their natural gas supply. Natural gas penetration rates in New York rose significantly in 2005 because of the introduction of unbundling programs by additional natural gas utilities. However, management believes that a market remains available for properly positioned Energy Retailers to establish or expand their market share.

Market Penetration Rates and Market Growth

The charts below illustrate the penetration rates achieved by Energy Retailers in the residential, small to mid-size commercial and small industrial markets in Ontario and in the small to mid-size commercial and small industrial markets in each of Michigan and New York for the periods indicated. Historical penetration rates for the British Columbia market are not provided because the residential segment of the market will not be available to Energy Retailers until May 2007. The commercial segment of the market has only been deregulated since 2004.

Natural Gas Energy Retailers Penetration Rates[1]



Ontario[2]
Michigan[3]
New York[3]
% of RCEs served by Energy Retailers
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2003
2004
2005

Notes:

(1) Source: The SPi Group Inc.

(2) Data is for residential, small to mid-size commercial and small industrial customers.

(3) Data is for small to mid-size commercial and small industrial customers.

In addition to the opportunity to increase customer penetration rates within existing deregulated markets, each market also has growth potential through the addition of new natural gas customers, primarily as a result of new housing starts and/or increases in the number of commercial and small industrial businesses in operation. The following table provides the historical number of new housing starts in Ontario and British Columbia for the periods indicated and illustrates the growth potential of the Ontario and British Columbia residential markets.

	Number of New Housing Units	
Calendar Year	**Ontario**	**British Columbia**
2001	73,282	17,234
2002	83,597	21,625
2003	85,180	26,174
2004	85,114	32,925
2005	78,795	34,667

Note:

(1) Information obtained from the Canada Mortgage and Housing Corporation.

Natural Gas Prices in North America

Natural gas prices have been very volatile over the past few years. Management believes that this volatility is creating a greater demand for price certainty, and thus the products offered by Universal. The following chart illustrates the AECO C Hub (Alberta) pricing on a daily basis for a wholesale natural gas customer from January 31, 2002 to November 30, 2006. The following chart also illustrates the daily wholesale NYMEX Henry

Hub spot price and the monthly wholesale Michigan Consolidated Gas Company default customer price in Michigan for the same time period. The chart demonstrates the volatility of wholesale natural gas prices in North America.

Historical Natural Gas Prices



Alberta Spot (CDN$)(1)
NYMEX Henry Hub (US$)(2)
Michigan Consolidated Gas Company (US$)(3)
cents per m3
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Jan-02 Apr-02 Aug-02 Nov-02 Mar-03 Jul-03 Oct-03 Feb-04 Jun-04 Sep-04 Jan-05 May-05 Aug-05 Dec-05 Mar-06 Jul-06 Nov-06

Notes:

(1) Refers to the daily cash natural gas wholesale price in Canadian dollars at the AECO C Hub located in southern Alberta.

(2) Refers to the daily cash natural gas wholesale price of NYMEX Henry Hub. The prices have been expressed in U.S. dollars for the purpose of demonstrating the deregulated price trends in the New York market.

(3) Refers to the monthly natural gas wholesale spot price of Michigan Consolidated Gas Company. The prices have been expressed in U.S. dollars for the purpose of demonstrating the deregulated price trends in the Michigan market.

BUSINESS OF UNIVERSAL

General Overview of Universal

Universal's business currently involves (i) the sale of electricity and natural gas in Ontario to residential, small to mid-size commercial and small industrial customers, and (ii) the sale of natural gas in Michigan to small to mid-size commercial and small industrial customers. Universal intends to enter the British Columbia residential, small to mid-size commercial and small industrial natural gas market in the first quarter of 2007. In addition, Universal is currently evaluating the expansion opportunities in the small to mid-size commercial and small industrial electricity and natural gas markets in New York.

Universal's customers purchase electricity and natural gas under long term, non-terminable (except in limited circumstances) Energy Contracts, typically for a term of five years (see "— Key Regulatory Provisions — Customer Contract Terminations"). By fixing the price of natural gas under Universal's Gas Contracts and by obtaining price protection under its Electricity Contracts for a period of five years, Universal's customers eliminate or reduce their exposure to changes in natural gas prices (which have been volatile over the past several years) and electricity prices (which have increased in Ontario since April 2005).

It is Universal's general policy to match the estimated energy requirements of its customers by purchasing, in the case of natural gas, offsetting volumes of natural gas and, in the case of electricity, entering into offsetting financial swap contracts (Electricity Swaps) with Sempra at fixed prices for the term of its customers' Energy Contracts. Universal derives its Operational Margin from the difference between the price it pays for Electricity Swaps and natural gas supply from Sempra and the price it charges to its customers.

History of Universal

Universal was incorporated in November 2004. The OEB issued Universal its Ontario Natural Gas Licence in February 2005 and Universal began test marketing natural gas in Ontario in that month. The OEB issued Universal its Ontario Electricity Licence in May 2005 and Universal began marketing electricity in Ontario in September 2005. Universal entered into the Gas Purchase Agreement and the Electricity Swap Agreement in July 2005. In December 2005, the Michigan Natural Gas Licence was issued to Universal U.S. by the MPSC authorizing Universal to serve as an Alternative Gas Supplier in the State of Michigan. Universal began marketing natural gas in Michigan in March 2006. The BCUC issued Universal its BC Natural Gas Licence in November 2006.

Customer Base and Growth

From January 1, 2006 to November 30, 2006, Universal's customer base (measured in RCEs) grew at an average monthly growth rate of approximately 20%. The graph below has been prepared by management of Universal to indicate the approximate growth of Universal in all markets (expressed in terms of RCEs) from its inception to November 30, 2006.

Universal's RCE Growth



Current RCEs(1) :
Ontario Electricity 135,026
Ontario Gas 47,879
Michigan Gas 44,095
Pending Enrollment(2) 1,604
Total 228,604
Pending Enrollment
Ontario Electricity
Ontario Gas
Michigan Gas
RCEs
240,000
210,000
180,000
150,000
120,000
90,000
60,000
30,000
0
Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06

Notes:

(1) As at November 30, 2006.

(2) This figure represents 80% of the RCEs represented by electricity customers who have entered into Energy Contracts and who have had their Energy Contracts reaffirmed by Universal, but who are not yet receiving their electricity supply from Universal because certain administrative procedures have not yet been completed with the customers' LDC. Universal's experience is that approximately 95% (rather than 80%) of the Energy Contracts submitted to LDCs by Universal are accepted.

As at November 30, 2006, Universal had approximately 114,322 residential, small to mid-size commercial and small industrial customers under Electricity Contracts in Ontario, representing approximately 135,026 RCEs, which management believes makes it the third largest residential, small to mid-size commercial and small industrial electricity Energy Retailer in Canada. Management estimates that Universal has approximately a 21% share of the customers in Ontario's direct purchase market for these market segments (based on Universal's current customer levels and market data as at December 31, 2005, the most recent date for which data is available).

As at November 30, 2006, Universal had approximately 39,778 residential, small to mid-size commercial and small industrial customers under Gas Contracts in Ontario, representing approximately 47,879 RCEs, which management believes makes it the fourth largest residential, small to mid-size commercial and small industrial natural gas Energy Retailer in Ontario. Management estimates that Universal has approximately a 2% share of the Ontario direct purchase market for these market segments (based on Universal's current customer levels and market data as at December 31, 2005, the most recent date for which data is available).

As at November 30, 2006, Universal had approximately 8,563 small to mid-size commercial and small industrial customers under Gas Contracts in Michigan, representing approximately 44,095 RCEs, making it a significant commercial Energy Retailer in Michigan. Management estimates that Universal has approximately a 33% share of the Michigan direct purchase market for small to mid-size commercial and small industrial natural gas customers (based on Universal's current customer levels and market data as at December 31, 2005, the most recent date for which data is available).

Of the approximately 228,604 RCEs that Universal had at November 30, 2006, approximately 60% were derived from Energy Contracts with residential customers and approximately 40% were derived from Energy Contracts with small to mid-size commercial and small industrial customers. In Ontario, residential customers represent more than 75% of Universal's total RCE base in the province.

Universal's Value Proposition to Customers

Universal believes that its products appeal to customers because they reduce or eliminate the customers' exposure to the volatility of energy prices. In addition, if energy prices rise above Universal's fixed energy rates, customers experience savings on their energy bills. Based on Universal's experience to date, management believes that consumers' primary concern is to avoid the volatility of energy prices and the possibility of rising energy prices over the long term. Management therefore believes that Universal's ability to acquire RCEs is not significantly affected by short term declines in energy prices.

Business Strengths

Management believes the following key attributes contribute to the strength of Universal's business:

- Long term Energy Contracts with secure Operational Margins
- Opportunities for growth
- Sophisticated management information system to support Independent Contractors, customer acquisitions and commodity purchasing
- Experienced management team
- Scaleable platform

Long Term Energy Contracts with Secure Operational Margins

Universal's Energy Contracts are primarily for a fixed term of five years, with existing Energy Contracts having an average remaining life of approximately 4.5 years as at November 30, 2006. Universal is able to secure its Operational Margins per RCE with reasonable certainty by purchasing energy in large quantities at a fixed price in the case of natural gas, or through financial swaps, in the case of electricity, and selling energy at a higher fixed price to customers, under fixed price or price protection Energy Contracts. See "— Electricity and Natural Gas Supply". For the year ended September 30, 2006, Universal achieved Operational Margins of approximately $175 per RCE in the Ontario natural gas market segment, $120 per RCE in the Ontario electricity market segment, and $401 per RCE in the Michigan natural gas market segment. Management believes that the Operational Margins achieved by Universal in the Ontario electricity market for the year ended September 30, 2006 were lower than management's long term budget for such margins because Universal was offering various time limited discounts to customers in the first year of their Electricity Contract and such customers represented a large percentage of Universal's Electricity Contracts during the period. In addition, management believes that the Operational Margins achieved by Universal in the Michigan natural gas market segment for the year ended September 30, 2006 were higher than management's long term budget for such margins due to Universal U.S.'s ability to purchase natural gas for the period from July to October 2006 at relatively low prices as a result of excess natural gas inventories existing in the market. Further, because Universal has only been active as an Energy Retailer in Michigan since March 2006 the margins per RCE in Michigan were annualized on this basis. From November 2006 onwards, management anticipates that Operational Margins in the Michigan natural gas market segment will revert back to Operational Margins that are similar to those experienced in the Ontario natural gas segment.

Universal engaged LECG to review its existing Energy Contracts and provide an opinion regarding the aggregate Operational Margins to be earned by Universal on those Energy Contracts in 2007 and 2008. The aggregate Operational Margins were calculated by LECG based on Universal's existing Energy Contracts as at November 30, 2006 and therefore exclude Operational Margins attributable to customer acquisitions subsequent to that date. The Operational Margins have been determined without consideration of attrition in the November 30, 2006 customer base over the 2007 and 2008 period, and are based on the assumptions that as at November 30, 2006 any excess of contracted supply over estimated customer demand will be absorbed by new customers to be acquired by Universal and any deficiency of supply will be purchased in the spot market. Based on these assumptions, LECG opined that the Operational Margins on Universal's existing Energy Contracts are $43.5 million in 2007 and $44.8 million in 2008. **This summary of the LECG Report is qualified in its entirety by reference to the complete LECG Report, a copy of which is included elsewhere herein.** See "Report of LECG Canada, Ltd."

Energy Contracts are non-terminable in accordance with their terms (except in limited circumstances) and provide for significant termination charges in the event that a customer attempts to avoid its obligations under the contract without a legal basis for doing so. See "— Customer Contracts — Contract Attrition". However, management has established a system for subsequently reconfirming all Energy Contracts through a telephone reconfirmation process, which provides all customers (whether required by law in the customer's jurisdiction of residence or not) with an opportunity to withdraw their application to purchase electricity or natural gas from Universal before an Energy Contract becomes effective. Management believes that this process helps minimize the number of customers that attempt to avoid their obligations under their Energy Contracts. Universal records all interactions with customers in connection with the reconfirmation of Energy Contracts.

Opportunities for Growth

Management believes that significant opportunity still exists for further growth through increased customer penetration in the Ontario residential, small to mid-size commercial and small industrial electricity market because of the low penetration rates achieved by Energy Retailers in this market to date. Management also believes that the residential, small to mid-size commercial and small industrial Ontario natural gas market (where the penetration rate is approximately 44% of available RCEs) continues to offer opportunity for growth. In Michigan, the penetration rate in the small to mid-size commercial and small industrial natural gas market is approximately 8% of available RCEs. Management believes that this market offers Energy Retailers like Universal a significant opportunity to increase existing penetration rates. In addition, Universal is constantly analyzing and evaluating new markets in order to identify expansion opportunities. Management's analysis of the British Columbia residential, small to mid-size commercial and small industrial market has led to the decision to expand into British Columbia in 2007. Universal is also currently evaluating the expansion opportunities in the small to mid-size commercial and small industrial markets in New York.

Sophisticated Management Information System to Support Independent Contractors, Customer Acquisitions and Commodity Purchasing

Universal has developed a sophisticated management information system which management believes provides Universal with a significant competitive advantage over its Energy Retailer competitors. This system enables Universal to provide its Independent Contractors with up-to-the minute pricing, promotion and incentive information, as well as information respecting their compensation. In addition, the system provides management with real-time access to information respecting the confirmation of customer Energy Contracts and customer acquisition levels. The system also has the ability to electronically record each meaningful customer telephone interaction.

Management believes that its information system has contributed to Universal's ability to capture a significant portion of the direct purchase market in any given month. For example, although there are approximately 66 licensed electricity Energy Retailers in Ontario, on average, 33% of the customers that entered into an electricity contract with an Energy Retailer between December 2005 and November 2006 entered into that Electricity Contract with Universal.

Universal's Ontario Electricity Monthly Customer Acquisitions Relative to Total Monthly Customer Acquisitions in Ontario



% of the total customers entering into electricity contracts with Energy Retailers
100%
80%
60%
40%
20%
0%
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Average 33%

Notes:

(1) Total Ontario electricity monthly customer acquisition data was obtained from The SPi Group Inc.'s public website. Universal's Ontario electricity monthly customer acquisition totals are provided by management.

(2) Ontario electricity monthly customer acquisition data is expressed in terms of the number of residential, small to mid-size commercial and small industrial customers that have entered into Electricity Contracts. The data is not expressed in terms of RCEs.

Universal's information system also helps management forecast new customer enrolments and their energy requirements. Appropriate forecasting helps Universal match all of its new customers' estimated average energy requirements without unduly exposing itself to the "spot" market.

Experienced Management Team

The Company's executive officers and the principal of each of the Distributors have an average of more than 15 years of experience in the energy supply business. During their careers, senior management of the Company have held senior executive positions at companies that have aggregated in excess of one million Energy Contracts. Collectively, they have participated in the evolution and development of the electricity and natural gas regulatory frameworks in Ontario and various U.S. states. Certain members of both the Company's and Universal's senior management teams held senior executive positions with Direct Energy Marketing Limited (a subsidiary of Direct Energy, a trust listed on the TSX from 1996 to 2000) and its predecessors from 1991 to 1996. During the period from 1996 when Direct Energy (originally named Optus Natural Gas Distribution Income Fund) completed its initial public offering to 2000 when it was acquired by Centrica plc, Direct Energy provided average annual total returns of approximately 35% to unitholders (assuming the reinvestment of all distributions).

Scaleable Platform

Universal's existing operational infrastructure provides considerable scale and scope. Universal's energy purchasing, sales force development and information technology functions are integrated and scalable, allowing Universal to efficiently acquire and supply customers in new markets as it expands its operations without significant capital cost. Management believes that Universal's existing infrastructure is sufficient to successfully manage Universal's expansion plans (up to at least one million RCEs).

Business and Growth Strategies

With its existing operational infrastructure, opportunities are available to grow Universal's customer base, revenues and aggregate Operational Margin. They include (i) conducting focused marketing campaigns to sign up additional customers in the residential, small to mid-size commercial and small industrial markets of Ontario, (ii) the continued development of Universal's presence in the Michigan small to mid-size commercial and small industrial markets, (iii) the opportunity to enter the British Columbia residential, small to mid-size commercial and small industrial markets in 2007, and (iv) the potential for future expansion into the deregulated small to mid-size commercial and small industrial markets in New York. Universal may also consider expanding its operations into other jurisdictions or into other segments of the market in jurisdictions where it is already operating.

When evaluating the merits of expanding into a new market, management considers a number of relevant factors including, but not limited to, the following: the nature of the retail electricity and natural gas regulatory regime in the market; the rate of Energy Retailer penetration in the market; the availability of wholesale energy supply in the market; whether the LDCs in the market provide billing and collection services; the enforceability of Energy Contracts in the market; and, the degree of customer education that will be required to succeed in the market.

Ontario

Universal commenced its operations in Ontario in February 2005 when it began test marketing natural gas. Universal subsequently began marketing electricity in Ontario in September 2005.

As at December 31, 2005, approximately 15% of residential, small to mid-size commercial and small industrial customers in Ontario were parties to a fixed price electricity contract with an Energy Retailer. Management therefore believes that there is a significant opportunity for Universal to grow through further penetration of the Ontario electricity market.

Although management does not believe that the natural gas market offers the same high growth opportunities that the electricity market offers, management does believe that the natural gas market offers opportunities as a result of: (i) the continued growth of the size of the natural gas market as a result of new housing starts and/or increases in the number of small to mid-size commercial and small industrial businesses in operation; (ii) customers' existing natural gas contracts with Universal's competitors expiring (management estimates that approximately 20% of all natural gas contracts with Energy Retailers will reach their renewal date each year); and (iii) further penetration of the Ontario natural gas market. Management believes that one method of achieving additional penetration in Ontario's existing natural gas market is to target the more upscale and rural areas of Ontario where Energy Retailers have historically not been as active. Universal has therefore created marketing campaigns and implemented specific sales force incentives that are designed to market Universal's Gas Contracts to the upscale and rural markets.

The following charts illustrate the penetration levels achieved by Energy Retailers in the residential, small to mid-size commercial and small industrial segments of the Ontario electricity and natural gas markets (being the market segments in which Universal competes) as at December 31, 2005.

Ontario Electricity Penetration[1]


14.6%
85.4%

	Customers[2]	% of Eligible
Energy Retailer Enrolled	635,000	14.6%
LDC Enrolled	3,710,000	85.4%
	4,345,000	100.0%

Ontario Natural Gas Penetration[1]


56.0%
44.0%

	RCEs	% of Eligible
Energy Retailer Enrolled	2,343,668	44.0%
LDC Enrolled	2,982,851	56.0%
	5,326,519	100.0%

Notes:

(1) Source: The SPi Group Inc.

(2) Penetration rates in the Ontario electricity market have been expressed in terms of numbers of customers rather than in terms of RCEs because the RCE data that is available for the Ontario electricity market is not segregated by customer segment.

Michigan

Universal selected Michigan as its initial point of entry into the United States primarily due to: the low penetration rates achieved by Energy Retailers in Michigan to date; the existence of a retail energy regulatory environment that is conducive to retail marketing and customer choice; and the significant security requirements imposed on Energy Retailers operating in Michigan by the relevant natural gas LDCs, which management believes has resulted in Energy Retailers not having been particularly active in the Michigan market. Unlike certain of its Energy Retailer competitors, however, management of Universal has elected to invest in the Michigan market notwithstanding the significant security requirements. Management has made this decision because it believes that there is a significant opportunity to increase penetration rates in the Michigan small to mid-size commercial and small industrial segments of the market for Energy Retailers like Universal who are prepared to invest in the market.

As at November 30, 2006, Universal had enrolled small to mid-size commercial and small industrial customers representing approximately 44,095 RCEs in Michigan. Universal plans to leverage its existing operations in Michigan to continue to penetrate the small to mid-size commercial and small industrial markets. These markets represent approximately 1.7 million RCEs in Michigan.

The following chart illustrates the penetration levels achieved by Energy Retailers in the small to mid-size commercial and small industrial segments of the Michigan natural gas market (being the market segments in which Universal U.S. competes) as at December 31, 2005, expressed in terms of RCEs. Energy Retailers are not permitted to participate in the Michigan electricity market because it is not currently deregulated.

Michigan Natural Gas Penetration[(1)]



7.8%
92.2%

	RCEs	% of Eligible
Energy Retailer Enrolled	135,346	7.8%
LDC Enrolled	1,610,351	92.2%
	1,745,697	100.0%

Note:

(1) Source: The SPi Group Inc.

British Columbia

Universal has performed research into the British Columbia market and believes that it represents an attractive opportunity for further growth. British Columbia is home to the second largest amount of natural gas production in Canada and its residents are collectively the third largest consumer of natural gas in Canada. British Columbia has two natural gas utilities, Terasen Gas Inc. and Pacific Northern Gas Ltd. Although the commercial natural gas market has been deregulated since 2004, the BCUC has only recently approved a natural gas unbundling program for residential customers of Terasen Gas Inc. Management currently expects that as of May 2007 in excess of 700,000 residential customers will be able to choose their natural gas supplier. Opportunities also exist to acquire commercial natural gas customers. As at December 31, 2005, only 14.0% of the approximately 79,000 commercial customers have entered into direct purchase agreements with Energy Retailers.

Universal recently obtained its BC Natural Gas Licence from the BCUC allowing it to market natural gas in British Columbia. Universal intends to commence operations in British Columbia in the first quarter of 2007 in preparation for the anticipated opening of the British Columbia residential natural gas market in May 2007. Given the scalability of Universal's operations, management does not anticipate that it will have to incur significant capital costs in connection with this expansion.

The following chart illustrates the penetration levels achieved by Energy Retailers in the residential and commercial segments of the British Columbia natural gas market (being the market segments in which Universal competes or intends to compete) as at December 31, 2005.

British Columbia Natural Gas Penetration[1]


2.4%
97.6%

	Customers	% of Eligible
Energy Retailer Enrolled . . .	19,000	2.4%
LDC Enrolled	761,325	97.6%
	780,325	100.0%

Notes:

(1) Source: The SPi Group Inc.

(2) Penetration rates in the British Columbia natural gas market have been expressed in terms of customer numbers rather than in terms of RCEs because the RCE data that is available for the British Columbia natural gas market is not segmented by customer segment.

New York

Universal has performed research into the New York market and management is currently evaluating the merits of expanding into the New York small to mid-size commercial and small industrial electricity and natural gas markets. New York became an early adopter of North American retail energy competition when it restructured its natural gas markets in the early 1980s and its electricity markets in 2000.

Management estimates that there are small to mid-size commercial and small industrial customers representing approximately 4.6 million electricity RCEs and 782,000 natural gas RCEs in New York. The number of RCEs in the small to mid-size commercial and small industrial natural gas market in New York is substantially lower than the number of RCEs in the same segments of the electricity market in New York. This is because (among other things) many customers in New York either do not have the ability to choose natural gas as their energy source because their local LDC does not provide natural gas or such customers have the ability to choose an alternative to natural gas (such as heating oil) as their energy source (whereas few customers have the ability to choose an alternative to electricity).

Since the New York energy market's restructuring, customers representing approximately 49% of New York electricity RCEs and 35% of New York natural gas RCEs have switched their supply to Energy Retailers.

The following charts illustrate the penetration levels achieved by Energy Retailers in the small to mid-size commercial and small industrial segments of the New York electricity and natural gas markets (being the market segments that Universal is considering for expansion) as at September 30, 2006 and July 31, 2006, respectively, expressed in terms of RCEs.

New York Electricity Penetration[1]


51.3%
48.7%

	RCEs[2]	% of Eligible
Energy Retailer Enrolled	2,230,826	48.7%
LDC Enrolled	2,345,891	51.3%
	4,576,717	100.0%

New York Natural Gas Penetration[1]


34.8%
65.2%

	RCEs	% of Eligible
Energy Retailer Enrolled	272,185	34.8%
LDC Enrolled	509,397	65.2%
	781,582	100.0%

Notes:

(1) Source: The SPi Group Inc.

(2) Electricity RCE numbers also include electricity consumed by street lights.

Universal has developed "Bill Ready" system capabilities, which are required to operate in the Ontario electricity retail market. A Bill Ready system allows Energy Retailers to provide billing functions, such as calculating the commodity portion of a customer's energy bill. Management believes that in New York approximately three of the eight LDCs that allow Energy Retailers to participate in the retail market will only contract with Energy Retailers if they can provide a "Bill Ready" system. Management further believes that only a limited number of Energy Retailers operating in New York have Bill Ready systems. As a result, management believes that Universal's Bill Ready system provides it with a competitive advantage over some of the Energy Retailers operating in New York. Management believes that in those jurisdictions where LDCs only accept Bill Ready systems, there is less competition for customer enrolments given the lower number of participating Energy Retailers.

Management believes that Universal is in a better position to pursue U.S. expansion opportunities than certain of its Canadian Energy Retailer competitors due to, among other things: (i) the experience that key members of Universal's management team have in the U.S. direct purchase market; (ii) Universal's focus on markets where it can leverage its Bill Ready system capabilities; and (iii) Universal's focus on U.S. markets where the LDCs assume the credit (receivable) risk associated with default in payment by customers. Management uses independent third-party research, in addition to its own market analysis, to determine the viability of targeted U.S. markets.

Customer Contracts

In excess of 99.9% of Universal's existing Energy Contracts are for an initial five year term, after which time they are eligible for renewal. See "— Contract Renewals" below. Universal's Energy Contracts are also non-terminable by their terms, except in certain limited circumstances. See "— Contract Attrition" below.

Ontario Electricity Contracts

Universal's Electricity Contracts offer customers price protection based on the estimated or actual historical consumption of such customers. As actual usage varies, customers are likely to experience a balancing charge or credit during each billing period due to fluctuations in their electricity requirements (as compared to their historical usage) that is not covered by fixed pricing. For residential customers, commencing in early 2007 this adjustment will be limited to plus or minus 10% per year of the fixed price such customers have agreed to pay to Universal during any contract year. In contrast, LDCs such as Toronto Hydro and Hydro One are required by regulation to charge the RPP price to their default supply customers, which is currently set every six months. By charging their default supply customers the RPP price, the LDCs are passing through the actual cost they incur in buying the electricity on behalf of their customers. Although Universal's customers purchase their electricity supply from Universal, the LDC is still mandated to distribute the electricity. Universal, using its "Bill Ready" system, advises the LDC of the amount of the commodity charge to be billed to the customer. The LDCs provide billing and collection services, including the collection and remittance to Universal of the commodity portion of each customer's account for a small monthly fee. In Ontario, each LDC assumes 100% of the credit (receivable) risk associated with default in payment by customers for electricity that has been delivered to them. Rebates, if any, from OPG are assigned to Universal, however Universal is required to credit these rebates to the customer account or provide a direct cash rebate to the customer within one year of receipt.

The electricity commodity charge appears as a separate line item on the electricity bills sent by the LDCs to Universal's customers identifying the name of Universal and its toll free customer service number. The LDCs collect the electricity charges and other charges on behalf of Universal for an administration fee per customer (which is currently $0.30 per month). The LDC pays Universal's revenue entitlement directly to a blocked account daily, from which Sempra deducts the costs of the Electricity Swaps which Universal has contracted for under the Electricity Swap Agreement and amounts owing by Universal to Sempra under the commodity trade financing arrangement between Universal and Sempra (which terminates at Closing). The difference, Universal's Operating Margin, is remitted to Universal monthly by Sempra.

Ontario and Michigan Gas Contracts

All of Universal's natural gas customers are charged a fixed price for the full term of their contracts as opposed to the variable WACOG price which the LDCs, such as Union Gas and Enbridge Gas Distribution, are required by regulation to charge. By charging their customers WACOG, the LDCs are simply passing through the actual cost they incur in buying natural gas on behalf of their customers. The Ontario LDCs adjust their respective WACOGs each quarter and the Michigan LDCs adjust their WACOGs each month, thus exposing customers to volatile natural gas commodity prices. Although Universal's customers purchase their natural gas supply from Universal, the LDCs are still mandated, on a regulated basis, to distribute the natural gas. All of the LDCs in whose franchise areas Universal sells energy provide billing and collection services, including the collection and remittance to Universal of the commodity portion of each customer's account for a small monthly fee. Going forward, Universal intends to only enter into Energy Contracts with customers whose LDCs provide these billing and collection services. In Ontario, each LDC (except for Union Gas) assumes 100% of the credit (receivable) risk associated with default in payment by customers for gas that has been delivered to them. Union Gas guarantees all receivables except for the receivables attributable to Large Volume Users whose annual consumption is in excess of 700,000 m^3. In Michigan, each LDC assumes 100% of the credit (receivable) risk associated with default in payment by customers for gas that has been delivered to them in the market segments in which Universal is currently active. Universal's monthly remittance from the Michigan LDCs is the lesser of 110% of the LDC's Gas Cost Recovery factor (**"GCR"**) (essentially the LDCs regulated price for natural gas) and Universal's contracted selling price to its customers. In the event that Universal's contracted selling price is greater than 110% of the GCR a holdback account for the differential will be maintained for Universal by the LDC. Universal will receive a refund of the amount accumulated in the holdback account, without interest, to the end of the most recently completed program year.

The natural gas commodity charge appears as a separate line item on the natural gas bills sent by the LDCs to Universal's customers identifying the name of Universal and its toll free customer service number. The LDCs collect the natural gas commodity charges and other charges on behalf of Universal for a monthly administration fee per residential customer (which is currently $1.35 in the Union Gas Franchise Area and $1.05 in the

Enbridge Gas Distribution Franchise Area). For larger volume small to mid-size commercial and small industrial customers, the monthly fees in the Enbridge Gas Distribution Franchise Area range between $1.05 and $5.00 per customer per month. The Michigan gas utilities charge a collection services fee of U.S. $0.30 per month per customer. The LDC pays Universal's revenue entitlement directly to a blocked account monthly, from which Sempra deducts the costs of the natural gas which Universal has contracted to purchase. The difference, Universal's Operational Margin, is remitted to Universal monthly by Sempra, along with any proceeds relating to the sale of excess natural gas.

Contract Attrition

Universal's Energy Contracts are by their terms non-terminable except in certain limited circumstances, such as when a residential or small commercial customer relocates to a jurisdiction that Universal does not serve or when a customer dies. See "— Key Regulatory Provisions — Customer Contract Terminations". In addition to losing Energy Contracts due to circumstances such as customer relocation to areas not served by Universal and death, Universal loses some Energy Contracts when customers cease to comply with their obligations under their Energy Contracts. However, Universal's policy is to enforce the early termination charge provisions of its Energy Contracts when a customer attempts to avoid its obligations, other than in circumstances permitted by an Energy Contract (e.g., customer relocation to areas not served by Universal or death). For planning purposes, management assumes that Universal will lose approximately 12% of the total number of its Energy Contracts on an annual basis, although it has experienced Energy Contract attrition rates of less than 10% per year.

Contract Renewals

Legislation and regulations relating to the renewal of consumer contracts affect the percentage of existing customers whose Energy Contracts are renewed at the end of their initial term. See "— Key Regulatory Provisions — Customer Contract Renewals" for information respecting the ability of Energy Retailers to renew Energy Contracts.

Marketing and Sales Force

Universal's growth has been achieved primarily through marketing initiatives. Customers are solicited primarily on a door to door basis by Independent Contractors who are trained by the Distributors using training methods and materials approved by Universal. The Independent Contractors are paid a commission based on successful customer enrolments. Universal's current marketing program involves the explanation to potential customers of the regulatory environment and the benefits of the purchase of electricity and natural gas pursuant to Energy Contracts. The Independent Contractors complete the sales contract with the customer at the point of sale. Contracts are then processed through Universal (including subsequent reconfirmation of the Energy Contracts) and the LDC in the franchise territory where the customer is located.

Universal utilizes between 700 and 900 Independent Contractors depending on the season. The number of Independent Contractors that Universal uses will increase as Universal expands into additional markets. Although Universal's Independent Contractors generally have a high turnover rate, Universal has a relatively stable core group of Independent Contractors who are responsible for sourcing a substantial portion of Universal's new Energy Contracts.

Universal's Independent Contractors are managed by the Distributors pursuant to Marketing Agreements with Universal. Pursuant to the Marketing Agreements, each of the Distributors has agreed to provide marketing services to Universal and its affiliates. Each Marketing Agreement is for an initial term of four years and is renewable for one year terms thereafter with the agreement of the parties. The Distributors are compensated by Universal in amounts and on terms that are competitive within the industry having regard to each Distributor's responsibilities and performance. Universal reserves the right to accept or reject any customer that does not meet its credit or usage requirements. Under the Marketing Agreements, the Distributors are responsible for (among other things) recruiting, hiring, training and managing the Independent Contractors and Universal is responsible for (among other things) providing the Distributors with payroll services, paying commissions and bonuses, printing marketing materials and administering and enforcing codes of conduct.

Management has ensured that the interests of Universal and the shareholders of the Company are strategically aligned with the interests of the principal of each of the Distributors. The principals of the key Distributors will own approximately 14% of the Common Shares in the aggregate immediately following Closing, which shares will be subject to escrow. See "Escrow of Securities". The Marketing Agreements contain confidentiality, non-competition and non-solicitation covenants during the term thereof and for varying periods of time thereafter which extend to both the Distributors and the principal of each of the Distributors.

Universal utilizes marketing campaigns to attract new customers. In fiscal 2006, Universal has successfully enrolled customers representing between approximately 2,300 and 6,200 new RCEs per week. The Operational Margins from a new customer begin to be realized when electricity or natural gas begins to flow to the customer. In both Ontario and Michigan, this generally occurs within three months after sign up due to administrative procedures carried out by the LDCs. The cost for obtaining a new residential customer and related expenses currently include, among other things, commissions payable to the Independent Contractors, salaries paid to the marketing and customer service departments which support the Independent Contractors, salaries paid to customer service representatives who verify the customer contracts, the cost of printing contracts, bonus awards, advertising costs and the costs of promotional materials.

Customer Service Centre

Universal operates a call centre where it employs approximately 100 telephone representatives in four areas of focus: customer service, reaffirmation, quality assurance and inside sales. The customer service department is located at Universal's head office and answers inquiries seven days a week. Most customer service and inside sales representatives have industry experience and have been trained in respect of the energy market and the regulatory framework.

Electricity and Natural Gas Supply

Subject to certain limited exceptions, it is Universal's general policy to match the estimated electricity and natural gas requirements of its customers by purchasing, in the case of natural gas, the offsetting volumes of natural gas from Sempra at fixed prices and, in the case of electricity, entering into offsetting financial swap contracts with Sempra, in each case in advance of obtaining customers, rather than relying on electricity and natural gas "spot" markets. In order to do this, energy supply for prospective customers is generally purchased by Universal in four week blocks based on management's estimate of the number of new customers that will be acquired during the ensuing four weeks of marketing and management's estimate of the average energy consumption of these customers. Management considers various information in order to make these estimates, including: Universal's historical customer acquisition rates; the types of customers that Universal is targeting in the ensuing four week marketing period; and the historical consumption of electricity and natural gas by its customers as evidenced by the records of the applicable LDCs. Universal's sophisticated management information system assists management in making these estimates. Management believes that by using the information obtained from these sources it is able to predict with a reasonable degree of accuracy the number of customers that Universal will be able to sign to Energy Contracts during the ensuing four week marketing period and the energy requirements of those customers during the terms of their Energy Contracts.

As a result of adhering to this policy, the amount of energy that Universal is obligated to supply to its customers during the term of its Energy Contracts that it has not contracted to purchase is small compared to the aggregate volume of natural gas that it purchases and the aggregate notional volume of electricity covered by swaps that it contracts for. Universal must manage the variance between actual customer usage and the estimate of usage it has made when establishing its supply arrangements. The requirement for Universal to match its current and near term forecast customers' estimated electricity and natural gas requirements by entering into supply or financial contracts to purchase (physically or economically) the offsetting volumes is (subject to certain limited exceptions) also required by the Existing Commodity Agreements and will be required by the New Commodity Agreements. Universal has implemented various procedures and safeguards to ensure that its matching policy and its covenants in its agreements with Sempra are complied with. For instance, the aggregate amount of energy used by Universal's customers is monitored on a weekly basis. This allows Universal to determine if it has enough contracted energy supply to meet its estimated contracted delivery obligations to its customers during the terms of their Energy Contracts. In addition, Universal's risk management group monitors

Universal's electricity and natural gas matching positions each business day. Universal's matching positions are reported by the risk management group to senior management weekly. Universal also reports its matching positions to Sempra weekly.

The following chart indicates the percentages of Universal's annual estimated electricity and natural gas supply obligations that are subject to electricity swap and natural gas physical supply contracts which have been entered into by Universal to enable it to meet the estimated requirements of its customers who are currently receiving electricity or natural gas under an Energy Contract. The percentages in the chart: (i) do not take into account electricity and natural gas required for future customers of Universal who are not currently receiving electricity or natural gas under an Energy Contract (although any excess electricity or natural gas supply could be used to satisfy Universal's obligations to future customers); (ii) assume that Universal experiences no customer attrition (Universal's customer attrition rate has been less than 10% annually); and (iii) assume that 80% of Universal's Energy Contracts (all of which expire in 2010 or 2011) are renewed at the expiration of their terms.

Calendar Year Ending December 31	Percent of Natural Gas Supply Obligation Under Contract as at November 30, 2006 (Ontario and Michigan)[1]	Percent of Electricity Supply Obligation Under Contract as at November 30, 2006 (Ontario)[1]
2007	108%	104%
2008	106%	106%
2009	100%	106%
2010	81%	102%
2011	71%	75%

Note:

(1) The matching position is as of November 30, 2006 and assumes that the aggregate amount of energy consumed by Universal's existing customers on an annual basis will remain constant during the term of the applicable Energy Contracts. Like other Energy Retailers, Universal has implemented balancing procedures that it follows when the amount of energy consumed by Universal's customers is higher or lower than the amount of energy estimated by Universal to be consumed by its customers. See "Balancing" below.

Universal currently has 100% of its natural gas purchase and Electricity Swap arrangements with Sempra. Universal purchases natural gas and enters into Electricity Swaps in large volumes and is therefore able to secure long term fixed price supply contracts. In addition to obtaining competitive prices under its contracts with Sempra, Universal obtains credit from Sempra and certain value added services, such as supply management and risk management services.

As at November 30, 2006, Universal had customer demand of approximately 25,103 GJs of natural gas per day and approximately 154 megawatts of electricity per hour. Higher aggregate demand is anticipated in the near future as Universal grows its customer base. Management believes that it can continue to access electricity and natural gas supplies at favourable prices. Universal has never failed to deliver any electricity or natural gas to its customers since it commenced operations.

Balancing

Universal purchases natural gas to meet its estimated supply obligations to its customers based upon, among other things, the types of customers being supplied and the historical amount of natural gas consumed by its customers, as evidenced by the records of the applicable LDCs. The LDCs continue to deliver electricity to Universal's customers and Universal financially fixes the price of that supply through the Electricity Swap Agreement with Sempra. See "— Electricity and Natural Gas Supply" above. However, depending on several factors, including weather, Universal's customers may use more or less electricity and natural gas than the volume purchased by Universal for their supply. Like other Energy Retailers, Universal has implemented balancing procedures that it follows when the amount of energy consumed by Universal's customers is higher or lower than the amount of energy estimated by Universal to be consumed by its customers.

Balancing Charges and Credits

An Energy Retailer can enter into energy contracts with its customers that allow the energy retailer to invoice its customers for balancing charges (or give its customers balancing credits) when the amount of energy used by its customers is greater than (or is less than) the amount of energy that the Energy Retailer had estimated its customers would use.

With respect to its residential electricity customers in Ontario, it is Universal's intention to implement a practice in early 2007 not to invoice such customers for balancing charges (or issue credits) that exceed 10% of the aggregate amount of the commodity portion of their electricity bill on an annual basis. Any excess balancing charges (or credits) will be carried forward and applied to a customer's electricity bill in subsequent years. Universal will bear the cost (or enjoy the benefit) of any aggregate balancing charges (or unapplied credits) in excess of this 10% threshold at the end of the contract term. With respect to its commercial and small industrial electricity customers in Ontario, Universal's practice is to invoice its customers for the full amount of all balancing charges (or issue credits).

Universal does not invoice its Ontario residential or small commercial natural gas customers balancing charges (or issue credits). Universal bears the cost (or enjoys the benefit) of any balancing costs (or credits), which have been nominal to date. However, Universal's contracts with its other commercial and small industrial natural gas customers provide that after each year of the contract term Universal can apply balancing charges (or credits) by adjusting the natural gas price in the subsequent year. Michigan and New York also permit Energy Retailers to charge electricity and natural gas customers balancing charges. Universal collects balancing charges from its Michigan commercial and small industrial natural gas customers in the same manner that it collects balancing charges from these customers in Ontario. If Universal expands into the New York market, Universal anticipates adopting the same balancing policy that it applies in Ontario. In British Columbia, the LDCs currently accept the risk of balancing charges in respect of all customer categories.

Ontario Electricity Balancing

Electricity LDCs are responsible for the flow of electricity to end users, including Universal's customers. In contrast to natural gas, there is never a physical imbalance of supply between Universal and the LDC because Universal does not physically supply electricity. However, Universal will never be perfectly hedged because actual customer usage varies from estimated customer usage. Universal has therefore developed a balancing mechanism to address this issue. At the end of a customer's billing cycle, the LDC will charge Universal for the actual amount of electricity consumed by the customer multiplied by the variable rate charged by the LDC, and will invoice the customer for the actual amount of electricity consumed by the customer multiplied by Universal's fixed price under its Electricity Contract. Universal aggregates its electricity customers into groups of customers in similar market segments (each a "**customer electricity balancing pool**"). Under the customer's Electricity Contract with Universal, balancing charges (or credits) will apply to a customer if the customer electricity balancing pool to which the customer is assigned has consumed a quantity of electricity that differs from the quantity of electricity forecast to be consumed by that customer electricity balancing pool. Universal's balancing charges are billed (or credited) to its customers each billing period approximately three to four months in arrears in the manner described above under "— Balancing Charges and Credits".

Ontario Natural Gas Balancing

Natural gas LDCs are responsible for the flow of natural gas to end users, including Universal's customers. Universal aggregates its natural gas customers into groups of customers with similar pricing structures or similar flow dates (each a "**customer gas pool**"). LDCs permit Energy Retailers to deliver natural gas at a constant average daily level throughout the year. For instance, if a customer gas pool is estimated to consume, on average, 3,650 GJs of natural gas per year, the LDCs will permit Universal to smooth its natural gas delivery obligation by supplying 10 GJs per day to the LDC in respect of that customer gas pool. Each customer's natural gas consumption is then allocated to the customer gas pool to which the customer is assigned and the amount of natural gas credited to this customer gas pool is reduced as the customers in the customer gas pool consume it. At the end of the relevant period, all of the natural gas supplied by Universal in respect of the customer gas pool must equal all of the natural gas consumed by the customer gas pool. In order to achieve this, Universal must use certain balancing procedures.

In Ontario, Universal utilizes the services of Enbridge Gas Distribution and Union Gas to satisfy the transportation, delivery, metering and billing requirements of its natural gas customers. Although each of the utilities provides certain services and information upon which Universal relies, Universal is responsible for managing imbalances between the amount of natural gas it has purchased (based on its estimates of customer consumption) and the actual amount of natural gas that its customers consume.

Enbridge Gas Distribution Inc.

Under Universal's arrangements with Enbridge, the amount of natural gas required to be delivered on a daily basis in order to deliver the amount of natural gas estimated to be consumed annually by customers in the relevant customer gas pool (the "**DCQ**") is established using the amount of natural gas consumed in the past 12 months. However, Universal has the ability to adjust the DCQ 30 days prior to the date that it begins delivering natural gas in respect of a customer gas pool. Enbridge provides Universal with variance reports each month in respect of the customer gas pool's natural gas consumption in the previous month. This report provides critical information, such as how forecast aggregate natural gas consumption for the customer gas pool compares to actual aggregate natural gas consumption by the customer gas pool. The aggregate imbalance between the forecast natural gas consumption quantity and the actual natural gas consumption quantity can then be calculated. The imbalance in the pool of natural gas allocated to each particular customer gas pool is reviewed at regular intervals and must be within stipulated parameters. Universal is generally required to rectify imbalances on a pool's anniversary date (which varies from pool to pool). If imbalances are not within stipulated parameters at the requisite times, Universal may be required to pay certain penalties, which in some cases can be significant. Universal rectifies imbalances using the balancing procedures described below.

- *Load Balancing Suspension.* If customer consumption levels are less than forecast customer consumption levels, Universal may suspend the delivery of the contracted supply quantity. If Universal suspends the delivery of natural gas, it can: (i) divert the natural gas during the applicable delivery month from the applicable Enbridge customer gas pool to another Universal market (that is either served by Enbridge or by another utility) where the actual amount of customer consumption has exceeded the amount of forecast customer consumption; (ii) sell the suspended natural gas into the spot market for the delivery month; or (iii) sell the suspended natural gas to Enbridge at Enbridge's prevailing WACOG for the delivery month. Universal's management prefers the first alternative because Universal has more control over the timing of implementing this balancing procedure and it allows Universal to more closely maintain its Operational Margins.
- *Make-ups.* If customer consumption levels exceed forecast customer consumption levels, Universal may be required to deliver additional volumes of natural gas. Universal can satisfy its obligation to deliver additional natural gas volumes by doing one or more of the following: (i) diverting natural gas during the delivery month from another Universal market (either served by Enbridge or by another utility) where customer consumption was less than the forecast customer consumption; (ii) purchase the additional natural gas volumes in the spot market for the delivery month; or (iii) purchase the additional natural gas volumes from Enbridge at its prevailing WACOG for the delivery month. Universal's management prefers the first alternative because Universal has more control over the timing of implementing this balancing procedure and it allows Universal to more closely maintain its Operational Margins.

Union Gas

Under Universal's arrangements with Union Gas, the DCQ is established 30 to 45 days prior to the delivery of natural gas to the customer gas pool. However, Union Gas also weather normalizes the DCQ. Universal is not permitted to participate in the DCQ calculation. Union Gas provides Universal with a variance report each month in respect of the amount of natural gas consumed by each customer gas pool in the previous month. Union Gas establishes the imbalance between actual natural gas consumed by Universal's customers as compared to the forecast natural gas consumed by such customers and then calculates the year to date imbalance and the projected contract year-end imbalance. Universal is generally required to rectify imbalances three times a year and must be within stipulated parameters on an annual basis. If imbalances are not within stipulated parameters at the requisite times, Universal may be required to pay certain penalties, which in some cases can be significant. Universal rectifies imbalances using the balancing procedures described below.

- *Load Balancing Suspension.* If customer consumption levels are less than forecast customer consumption levels, Universal may suspend delivery of the contracted natural gas supply quantity. In this situation, Universal has the same three alternatives described above under "Enbridge Gas Distribution Inc. — Load Balancing Suspension".
- *Make-ups:* If customer consumption levels exceed forecast customer consumption levels, Universal may be required to deliver additional volumes of natural gas. In this situation, Universal has the same three alternatives described above under "Enbridge Gas Distribution Inc. — Make-ups".

Michigan Natural Gas Balancing

Natural gas balancing procedures in the Michigan market are conducted in substantially the same manner that natural gas balancing procedures are conducted in the Ontario market with Enbridge. A material difference is that customer gas pools are generally balanced on the pool's annual anniversary date in Ontario (which varies from pool to pool), whereas all customer gas pools are balanced on an annual basis on April 1 of each year in Michigan.

Key Regulatory Provisions

The following is a summary of the principal regulatory provisions that affect Universal and other Energy Retailers operating in Ontario, Michigan, British Columbia and New York. For a general overview of the regulatory regime applicable to Universal's operations, see "Overview of the Electricity Industry" and "Overview of the Natural Gas Industry".

Customer Contracts

Consumer rights protection legislation in Ontario and British Columbia limits the term of energy contracts for residential and small commercial customers to five years. This legislation does not apply to other commercial and industrial customers. There is no comparable legislation in Michigan or New York. However, it is Universal's current policy not to offer energy contracts for terms in excess of five years to any of its customers. Energy Retailers product offerings are generally quite similar. One notable exception to this similarity is that energy contracts offered by Energy Retailers operating in the U.S. are generally for much shorter terms (typically between one month and one year) than energy contracts offered by Energy Retailers in Canada. Management believes that Universal's offering of a five year term Energy Contract in Michigan to small to mid-size commercial and small industrial customers makes it unique in the Michigan market place.

The form and terms of Energy Contracts are highly regulated in Ontario. Forms of Energy Contracts must comply with regulations prescribed under the Ontario Energy Board Act, 1998. Energy Contracts must also contain specified disclosures and terms. Energy Retailers in the electricity and natural gas markets must also comply with the Code of Conduct for Gas Marketers and the Electricity Retailer Code of Conduct, each of which has been issued by the OEB. The Codes of Conduct set minimum standards to which licensed Energy Retailers must adhere, including the regulation of door-to-door sales activities. Failure to adhere to the Codes of Conduct can result, in addition to other penalties, in the suspension or revocation of the Energy Retailer's licence to sell electricity or natural gas, as the case may be. Energy Retailers in British Columbia will be subject to similar requirements with respect to residential and small commercial customers.

Customer Contract Terminations

Energy Retailers are permitted to enter into non-terminable contracts with all categories of customers in each of Ontario, British Columbia, Michigan and New York. This means that the contract cannot be terminated by the customer unless it pays the early termination fee stipulated by the contract. However, it is Universal's policy that Ontario residential and small commercial customers may terminate their Energy Contracts without penalty if the customer moves out of province, moves to a location where the customer would not have an energy account (e.g., an apartment or condominium), moves to a location that Universal does not service, or dies. Universal currently intends to extend the same policy to residential customers in British Columbia. Other commercial and industrial customers can only terminate their Energy Contracts if they pay the applicable early termination fee.

Customer Contract Reaffirmation; "Cooling-Off Periods"

In Ontario, electricity and natural gas residential or small commercial customers are provided with a 10 day "cooling-off" period and must reaffirm their agreement with the Energy Retailer not earlier than 10 days, and not later than 60 days, after entering into a contract with the Energy Retailer. There are no reaffirmation requirements for other commercial and industrial customers in Ontario. In British Columbia, the LDC will be required to send a confirmation letter to residential and small commercial customers within two days of enrolment of the customer by the Energy Retailer. The customer has 10 days following receipt of the confirmation letter from the LDC (e.g., a "cooling-off" period) to cancel the contract. In Michigan, residential and commercial customers are provided with a 30 day "cooling-off" period after entering into a contract with an Energy Retailer during which they may cancel the contract. There are no reaffirmation requirements in Michigan, British Columbia or New York for any category of customers. However, it is Universal's practice to reconfirm Energy Contracts entered into with all of its customers notwithstanding that it is not required by applicable laws. Universal believes that this practice results in a more secure customer base that is less likely to attempt to avoid the contractual obligations in Universal's Energy Contracts.

Customer Contract Renewals

In Ontario, residential and small commercial customer contracts may only be renewed by providing notice of the renewal to the customer not less than 60 days and not more than 120 days prior to the expiry of the contract. A contract renewal for a period of more than one year requires a customer's written approval (including by signature, electronic communication or recorded verbal communication). A renewal of one year or less can be effected by default provided the customer is given notice thereof prior to the renewal, and on his or her first utility bill the renewal price is stated, together with a statement that the customer has 35 days to cancel the contract following the receipt of such invoice. There are no regulations governing the price at which contracts can be renewed. In addition, there are no regulatory requirements governing contract renewals for other commercial and industrial customers in Ontario. Regulations in British Columbia provide for contract renewals on notice of not more than 120 days and not less than 90 days prior to expiry of the contract for all classes of customers. The customer has 30 days after receipt of written notice from the Energy Retailer to select renewal terms or cancel the contract.

There are no regulatory requirements governing contract renewals for customers in Michigan and New York. However, Universal's current policy is that it will not seek to automatically renew its Gas Contracts with its commercial and industrial customers in Michigan for a term of greater than one year. Universal will only renew its Gas Contracts with its commercial and industrial customers in Michigan for a term of greater than one year if it receives the customer's written approval to do so.

Customer Switching; "Contest Period"

A "Contest Period" refers to procedures that govern an attempt by an Energy Retailer to enrol a customer already receiving service from an incumbent Energy Retailer. Under a typical Contest Period, an incumbent Energy Retailer has between 15 to 30 business days to get the consent of its customer to cancel the pending enrolment of its customer with a competing Energy Retailer. If the incumbent Energy Retailer does not get the consent of its customer to cancel the pending enrolment of its customer with a competing Energy Retailer, the incumbent Energy Retailer would, however, be entitled to enforce the early termination payment provisions of its energy contract.

The OEB has recently developed a rule for the natural gas industry entitled the Gas Distribution Access Rule ("**GDAR**"). GDAR will, when implemented, among other things, prescribe the relationship between the natural gas LDCs, the Energy Retailers and the customers of the Energy Retailers. The principal effect of GDAR will be to extract the LDCs from the contractual relationships between Energy Retailers and their customers. Under the rules currently in place, an LDC will not accept a customer contract between an Energy Retailer and a customer where that customer has already entered into a contractual arrangement with another Energy Retailer. Under GDAR, the LDCs would be required to process a customer service transfer request and commence a 30 business day Contest Period if the customer has an existing contract with an Energy Retailer. It would then be up to the Energy Retailer with whom that customer has a prior existing contractual relationship to get the consent of such customer to cancel the pending enrollment of such customer with a competing Energy

Retailer within the 30 business day period. The provisions of GDAR are scheduled to be implemented in June 2007. A similar 20 business day contest period currently exists in Ontario for electricity customers.

There are currently no Contest Period regulations in force in British Columbia and Universal is not aware of any attempt by Energy Retailers to persuade natural gas LDCs to implement Contest Periods in British Columbia. However, British Columbia LDCs will only enrol a customer already receiving service from an incumbent Energy Retailer with a different Energy Retailer on the anniversary date of a customer's Energy Contract. This effectively eliminates the ability of a customer to switch from one Energy Retailer to another during the first year of the customer's Energy Contract.

There are currently no Contest Period regulations in force in Michigan and Universal is not aware of any attempt by Energy Retailers to persuade natural gas LDCs to implement Contest Periods in Michigan. In Michigan, LDCs will switch a customer to a competing Energy Retailer if a customer has entered into an Energy Contract with that competing Energy Retailer.

There are currently no Contest Period regulations in force in New York, although conEdison, inc., the LDC for much of the city of New York and surrounding areas, has publicly announced its intention to implement a Contest Period effective December 15, 2006. In addition, certain Energy Retailers have petitioned the NYPSC to issue an order establishing a Contest Period. Management expects a decision from the NYPSC by late December 2006. The outcome of this decision is not expected to affect Universal's decision to expand into New York's commercial or industrial markets, particularly in light of conEdison, inc.'s recent announcement.

Energy Retailers can seek to enforce their Energy Contracts in the event a customer switches to a competing Energy Retailer whether or not contest period procedures are in place.

Changes to Prices

In Ontario and Michigan, Energy Retailers are permitted to adjust the prices charged to customers on a monthly basis. In British Columbia, prices may be adjusted only once a year subsequent to the first year of the Energy Contract. There are no regulatory requirements governing the adjustment of prices charged to customers in New York. Because Universal enters into fixed price Energy Contracts with its customers, the ability to adjust the prices charged to customers under applicable regulatory requirements is not particularly relevant to Universal, except in connection with initial discount periods that Universal offers customers from time to time. These rules would become more relevant if Universal were to determine in the future to offer its customers an opportunity to adjust the cost of their electricity or natural gas under their Energy Contracts pursuant to a new product offering.

Relationship with Sempra

Sempra is one of North America's largest full-service energy trading companies. Sempra markets and trades physical and financial energy products: crude oil and refined products, natural gas and natural gas liquids, power, coal, emissions and ethanol. Sempra has more than 1,200 customers worldwide. Sempra's customer base includes most of the major oil, gas and power companies in North America, Europe, Asia and South America.

Sempra is a wholly owned subsidiary of Sempra Energy, a Fortune 500 energy services holding company based in San Diego, California. In 2005, Sempra Energy had revenues of approximately U.S. $11.7 billion and at December 31, 2005 Sempra Energy had total assets of approximately U.S. $29.2 billion. As at January 24, 2007, Sempra Energy has a market capitalization in excess of $14.5 billion. With 14,000 employees worldwide, Sempra Energy companies develop energy infrastructure, operate utilities and provide related products and services to more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia. Sempra Energy's common shares trade on the New York Stock Exchange under the symbol "SRE".

Sempra has been Universal's exclusive supplier of Electricity Swaps and natural gas since inception. Universal and Sempra have a strong relationship that will continue following the Closing. Sempra is currently a significant shareholder of Universal and, immediately following the Closing, will be a significant shareholder of the Company. See "Principal Holders of Common Shares". For information regarding Universal's agreements with Sempra, see "Principal Agreements — Principal Agreements of Universal".

Competition

As at November 30, 2006, Universal had approximately 114,322 residential, small to mid-size commercial and small industrial customers under Electricity Contracts in Ontario, representing approximately 135,026 RCEs, which management believes makes it the third largest residential, small to mid-size commercial and small industrial electricity Energy Retailer in Canada. Management estimates that Universal has approximately a 21% share of the customers in Ontario's direct purchase market for these market segments (based on Universal's current customer levels and market data as at December 31, 2005, the most recent date for which data is available).

As at November 30, 2006, Universal had approximately 39,778 residential, small to mid-size commercial and small industrial customers under Gas Contracts in Ontario, representing approximately 47,879 RCEs, which management believes makes it the fourth largest residential, small to mid-size commercial and small industrial natural gas Energy Retailer in Ontario. Management estimates that Universal has approximately a 2% share of the Ontario direct purchase market for these market segments (based on Universal's current customer levels and market data as at December 31, 2005, the most recent date for which data is available).

As at November 30, 2006, Universal had approximately 8,563 small to mid-size commercial and small industrial customers under Gas Contracts in Michigan, representing approximately 44,095 RCEs, making it a significant commercial Energy Retailer in Michigan. Management estimates that Universal has approximately a 33% share of the Michigan direct purchase market for small to mid-size commercial and small industrial natural gas customers (based on Universal's current customer levels and market data as at December 31, 2005, the most recent date for which data is available).

Universal does not view the LDCs as true competitors because they do not actively seek to obtain and/or retain customers, but rather are suppliers of last resort for customers. Universal also views LDCs as service providers to Universal. The LDCs are currently not permitted to make a profit on the sale of electricity and natural gas to their supply customers. With respect to Energy Retailers supplying residential and small to mid-size commercial customers with natural gas, management believes that Universal's largest competitors in Ontario are Direct Energy Marketing Limited, a wholly owned subsidiary of Centrica plc (which management estimates to have approximately 2.0 million customers) and Energy Savings Income Fund (which management estimates to have approximately 1.6 million customers).

Competition in Universal's target electricity market in Ontario is currently more limited than in the natural gas market in Ontario. While many Energy Retailers entered the electricity market when it was first deregulated in 2000, subsequent to the November 11, 2002 Action Plan, many Energy Retailers operating in Ontario either sold their electricity businesses or terminated marketing electricity. With respect to Energy Retailers supplying residential and small to mid-size commercial customers with electricity, Universal's largest competitors in Ontario are also Direct Energy Marketing Limited and Energy Savings Income Fund. Two other competitors are believed to have a much smaller customer base than Universal. Each market in which Universal operates has regional competitors.

Although there are approximately 15 AGS's licensed in Michigan, management believes that it is the only AGS to provide a five year, fixed-price product in the Michigan market. The other AGS's licensed in Michigan offer more short-term, fixed and variable price products to customers.

Energy Source Competition

Management believes that natural gas enjoys advantages over other fossil fuels, including the fact that it is readily available through vast transmission and distribution systems and has significant environmental advantages compared to other fossil fuels. However, the price advantage which natural gas enjoys over these other forms of energy will be diminished if the price of natural gas increases and, to the extent that consumers have the capacity to switch to the use of other forms of energy, such increases in the price of natural gas (relative to the alternatives) could result in other sources of energy providing more significant competition to Universal's natural gas offering. With regard to Universal's customer base, while some of its mid-size industrial and commercial customers may be in a position to select an alternate energy source, this option would normally not be available to its residential, small to mid-size commercial and small industrial customers without significant capital cost. Accordingly, while major industrial users (a market segment not served by Universal), can indeed change from one source of energy to another to take advantage of commodity price differentials, this requires installation of equipment which is generally not economic for residential or small to mid-size commercial and small industrial users.

The alternatives to the use of LDC supplied electricity, such as self-generated solar or geothermal power, require significant capital expenditures and are not widely used in the market segments served by Universal. Management does not anticipate that these or other alternative sources of power will compete with LDC supplied electricity in the near or medium term.

Seasonality

Universal recognizes revenues for natural gas sales based on customer consumption. Natural gas consumption by Universal's customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September and is lowest in April through June and October through December. As a result, management expects that revenues will typically be higher in the first calendar quarter and lower in the second calendar quarter. The seasonality of natural gas customers' consumption does not create any variability in cash flows as Universal purchases for delivery to LDCs a pre-determined fixed amount of natural gas per month and receives monthly payment for the delivered amount irrespective of actual customer consumption. The seasonality of customers' electricity consumption creates variability in monthly cash flow because electricity is consumed upon delivery and payments received from LDCs are based on consumption.

Properties

Universal leases 33,652 square feet of space, of which 21,678 square feet is used for Universal's head office and customer service centre and the balance is used as marketing offices. Universal has entered into the following leases of real property:

Location	Square Feet	Function	Term
25 Sheppard Avenue West Suite 1605 and Suite 1700 Toronto, Ontario	21,678	Head Office	5 year term expiring in July 2011
245 Fairview Mall Drive Suite 203 Toronto, Ontario	6,059	Marketing Office	3 year term expiring in July 2008
30555 Southfield Road Suite 440 Southfield, Michigan	2,280	Marketing Office	39 month term expiring in April 2009
50 Richmond Street East Suite 112 Oshawa, Ontario	3,635	Marketing Office	5 year term expiring in June 2010

Environment

Universal does not take physical custody or control of electricity or natural gas or any facilities used to transport it, and passes title to the natural gas sold to its customers at the same point at which it accepts title from Sempra. Therefore, management is of the view that there is no potential liability to Universal for natural gas leaks or explosions during transmission and distribution.

Employees

Universal employed 150 persons as at November 30, 2006, of which eight constitute the executive group, six are employed in the finance and administration department, 11 are employed in agent compensation, seven are employed in the regulatory department, seven are employed in the information technology group, three are employed in the supply management department, and 108 are employed in customer care and marketing. Approximately 800 Independent Contractors were engaged at November 30, 2006 in the door-to-door marketing of Energy Contracts.

OVERVIEW OF THE ETHANOL INDUSTRY

Ethanol Industry Overview

Ethanol is a clean-burning, renewable fuel made from agricultural products such as wheat and corn. Ethanol was used in early combustion engines, including Henry Ford's Model T. However, during the 1920s, gasoline became the motor fuel of choice, and ethanol became primarily a gasoline additive. In 1979, the U.S. Congress established an ethanol program to stimulate the rural economy and reduce the U.S.'s dependence on imported oil. The production and use of ethanol as a motor fuel in the United States and in Canada has increased continuously since that time.

North America represents a single integrated market for ethanol much the same as it does for oil and natural gas. However, there is some regionalization within this single market due to factors such as the size of the market in some regions, the effect of transportation costs on the market in some regions, and the existence of incentive programs and regulatory mandates that are specific to certain states and provinces.

Primary Uses of Ethanol

Ethanol is primarily used as a gasoline fuel additive to lower the lifecycle emissions of greenhouse gases. The lifecycle emissions from the production and combustion of ethanol are significantly lower than the lifecycle emissions from the production and combustion of gasoline. "Lifecycle emissions" refers to the greenhouse gas emissions related to all processes in the production and consumption of a fuel. In the case of ethanol it refers to the greenhouse gas emissions resulting from the production of feedstock (typically wheat or corn), the conversion of the feedstock to ethanol, and the combustion of ethanol. Ethanol has also gained wide acceptance as a replacement for the fuel additive methyl tertiary butyl ether (MTBE), which has been banned in certain jurisdictions due to concerns regarding its impact on the environment. As a gasoline blendstock, ethanol functions as an octane enhancer, a clean air additive and a fuel extender.

Greenhouse Gas Emissions Reduction — When ethanol is produced from renewable feedstocks such as wheat or corn, the greenhouse gas emissions are reduced on a full lifecycle basis. The use of renewable fuels such as ethanol in place of fossil fuels represents an effective means of reducing greenhouse gas emissions in the transportation sector.

Octane Enhancer — Pure ethanol possesses an average octane rating of 113 (compared to regular unleaded gasoline's average octane rating of 87). Blending ethanol with gasoline enables refiners to conform lower octane blendstock to gasoline standard, while also expanding the volume of fuel produced. In addition, ethanol is commonly added to finished regular grade gasoline at the wholesale terminal as a means of producing higher octane mid-grade and premium gasoline. Ethanol represents one of the few commercially viable sources of octane enhancement available to refiners.

Clean Air Additive — A clean air additive is a substance that, when added to gasoline, reduces tailpipe emissions and improves air quality characteristics. Ethanol contains 35% oxygen, approximately twice that of MTBE, a historically used oxygenate. The additional oxygen found in ethanol results in more complete combustion of the fuel in the engine cylinder, which reduces tailpipe emissions by as much as 30%. Ethanol, which is non-toxic, water soluble and biodegradable, replaces some of the harmful gasoline components, including benzene.

Fuel Extender — Ethanol extends the volume of gasoline by the amount of ethanol blended with conventional gasoline, thereby reducing the use of crude oil and refined products. Furthermore, ethanol is easily added to gasoline after the refining process, reducing the need for large, capital intensive capacity expansion projects at refineries.

Supply and Demand for Ethanol in North America

Demand

Management believes that the North American ethanol industry will continue to grow as a result of a variety of factors, including government mandated renewable fuel usage and periodic constraints on North American petroleum refining capacity.

U.S. Demand

In the United States, the RFS established minimum nationwide levels of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) to be included in gasoline as part of the *Energy Policy Act of 2005*. The RFS requires an increase from approximately 15 billion litres of renewable fuels usage in 2006 to approximately 28 billion litres by 2012. The RFA expects ethanol to account for the largest share of renewable fuels produced and consumed under the RFS.

Canadian Demand

The provinces of Saskatchewan, Manitoba and Ontario have introduced regulations that will require gasoline sold in their respective provinces to be comprised of between 5% and 10% ethanol. These mandated programs have commenced in Saskatchewan and Ontario and are in the process of being implemented in Manitoba. The incremental demand generated by these provincial mandates is expected to create a total market in Canada for almost one billion litres of ethanol annually when fully implemented in 2008.

In addition, the Government of Canada has announced its intention to introduce a 5% biofuels strategy for Canada, which it expects to be fully implemented by 2010. If implemented as proposed, the program will require gasoline sold in Canada to be comprised of at least 5% biofuel. Because ethanol production is based on proven technology and has proven to be commercially viable (as opposed to other biofuels that rely on less proven technology and/or that are not yet proven to be economically viable), management expects that the incremental demand generated by the proposed Canadian 5% biofuel strategy would result in a total annual market in Canada for at least 2 billion litres of ethanol.

Supply

U.S. Supply

According to the RFA, as of December 6, 2006, there were 109 ethanol plants operating in the United States (which are predominantly corn based and primarily concentrated in the mid-western region of the United States) capable of producing approximately 20 billion litres of ethanol per year. In addition, according to the RFA, as of December 6, 2006, an additional 53 plants were under construction and an additional seven plants were under expansion (primarily concentrated in the mid-western region of the United States) which, if constructed and expanded as proposed, could produce approximately 16 billion additional litres of ethanol per year. However, management believes that it is unlikely that all of these new plants and expansions will necessarily be completed as proposed or at all because, among other things, the RFA data does not assess whether financing and/or requisite approvals have been obtained for these plants or expansions.

According to the RFA, U.S. production of ethanol has increased by approximately 179% over the last 10 years. The increase in U.S. ethanol production is shown in the following graph.

Historical US Ethanol Production


16
14
12
10
8
6
4
2
0
billion litres
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Note:

(1) Source: The RFA.

Canadian Supply

Canadian ethanol accounted for only 0.5% of world ethanol production in 2005. The ethanol industry in Canada consists of only eight production facilities, all of which are either corn or wheat based. As of November 2006, the top three producers in Canada accounted for approximately 90% of the ethanol production capacity in Canada.

Management estimates that as of November 2006: (i) three producers had the combined capacity to produce approximately 480 million litres of ethanol per year, and four smaller producers had the combined capacity to produce approximately 75 million litres of ethanol per year; and (ii) two of the existing producers had facilities under construction that will be able to produce an additional 250 million litres of ethanol per year, in aggregate. In addition, an existing producer recently announced the construction of an additional 400 million litres of capacity.

TGF's Belle Plaine Facility is designed to produce 150 million litres of ethanol per year, based on the performance standards that the Contractor is required to attain under the EPC Contract. However, management anticipates that TGF should be able to optimize its operations within 12 to 18 months of commissioning the Belle Plaine Facility, with the result that approximately 165 million litres of annual ethanol output should be achievable.

The total projected Canadian ethanol production volumes for early 2008, from plants either in operation or expected to be in operation by early 2008 (including the Belle Plaine Facility), is estimated by management to be approximately 955 million litres annually. This is less than one half of the Canadian annual demand volume that management anticipates will exist by 2010 with the implementation of the proposed Canadian 5% biofuels strategy.

Canada has both imported and exported ethanol in recent years as supply and demand is balanced regionally. Imports have exceeded exports and are expected to continue to do so for several years.

The following graph illustrates the actual historical and forecasted supply and demand volumes for ethanol in Canada for the periods indicated.

Canadian Ethanol Historic and Forecasted Supply and Demand


Supply(1)(2)
Demand(1)(3)
million litres
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2004
2005
2006
2007
2008
2009
2010
2011
2012

Notes:

(1) Historical supply and demand volumes for ethanol are based on data obtained from the CRFA.

(2) Forecast supply volumes for ethanol are provided by (S&T)[2] Consultants Inc. and are based on the production capacities of the ethanol plants currently in operation in Canada and the production capacities of all ethanol plants known by (S&T)[2] Consultants Inc. to be either currently under construction in Canada or the proposed construction of which has been publicly announced.

(3) Forecast demand volumes for ethanol are provided by (S&T)[2] Consultants Inc. and are based primarily on the following assumptions: (i) all existing provincially and federally mandated biofuel blending requirements remain in force; (ii) all proposed provincially and federally mandated biofuel blending requirements are implemented as proposed; (iii) ethanol is the biofuel used to satisfy the aforementioned mandated requirements; and (iv) gasoline sales in Canada remain constant at the 2005 levels reported by Statistics Canada.

North American Ethanol Plants

The location of U.S. ethanol plants has historically been concentrated in the mid-western region of the U.S. where abundant agricultural supplies exist. As a result, early U.S. ethanol sales were dominant in this region. Today, ethanol demand is driven by gasoline demand. As a consequence, ethanol demand is nation-wide.

Corn fed ethanol plants are expected to supply most of the demand for ethanol in eastern Canada, whereas wheat fed ethanol plants are expected to supply the demand for ethanol in western Canada. In addition, there are no regulatory impediments to the sale of ethanol produced in Canada to the U.S. market or to the sale of ethanol produced in the U.S. to the Canadian market.

The following map identifies the location of each ethanol plant in North America (including the Belle Plaine Facility) and the status of each ethanol plant as at July 2006.

North American Ethanol Plants


Operational
Under Construction
Under Expansion
Idle
Belle Plaine Facility

Note:

(1) Source: "Canadian Renewable Fuels Strategy" prepared by (S&T)[2] Consultants Inc. and Meyers Norris Penny LLP for the CRFA, July 2006.

Ethanol Pricing

Prices for ethanol in North America have increased during the past five years. The strong demand for ethanol that has persisted throughout 2005 and 2006 has resulted in strong ethanol prices, providing ethanol producers with an opportunity for very favourable economic returns. Management believes that the strong demand for ethanol during this period of time has been driven by ethanol's widespread acceptance and mandated use as an additive in retail gasoline. Management expects that this trend will continue in the future.

Historical Nebraska Ethanol Price



CDN $/litre
$1.2
$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
Jan-90
Mar-91
May-92
Jul-93
Sep-94
Nov-95
Jan-97
Mar-98
May-99
Jul-00
Sep-01
Nov-02
Jan-04
Mar-05
Nov-06

Notes:

(1) Source: Nebraska Energy Office.

(2) Management is not aware of comparable pricing data for the Canadian market. Management believes that the Nebraska ethanol price is generally representative of Canadian prices over this period, although ethanol prices vary from region to region, primarily due to the effects of transportation costs.

(3) Ethanol prices have been converted from U.S. dollars to Canadian dollars using the average monthly exchange rate for the applicable period.

Ethanol Production Process

In North America, ethanol is currently produced mostly from starch containing crops such as corn, wheat and milo. Several plants use a waste sugar stream from another industrial plant such as a sulphite pulp mill, a brewery, cheese factories, potato processors and other food processing plants. However, the dominant feedstock is corn. The basic process involves the enzymatic hydrolysis of starch to sugars and the fermentation of the sugars to ethanol via yeast. The weak ethanol solution known as beer is then distilled and dried to produce anhydrous ethanol, which is suitable for blending with gasoline. There are a number of process variations that are employed, such as dry or wet milling and batch or continuous fermentation.

Most new ethanol plants being considered are dry mill ethanol plants because these plants have lower capital costs and produce fewer co-products. The basic process flow for one of these plants is shown in the following diagram.

Ethanol Process Flow Schematic


Wheat
Wheat Storage
Milling
Cooker
Fermenter
Distillation Column
Evaporators
Distillers Grain
Centrifuges
Dryer
Ethanol
Molecular Sieve

The major steps in the dry milling process are summarized below.

- *Grain Unloading.* Trucks deliver wheat to the plant directly from farms or from grain elevators.
- *Milling.* The wheat passes through a grain milling system which mills the wheat into a fine powder called "meal". A cyclone or baghouse dust collector eliminates grain dust during milling.
- *Liquefaction.* The meal is mixed with water and the enzyme alpha-amylase. This mixture then passes through cookers, where the starch is liquefied. Heat is supplied at this stage of the process to enable liquefaction.
- *Saccharification.* The mash from the cookers is cooled and the secondary enzyme gluco-amylase is added to convert the liquefied starch into fermentable sugars. This process is called "saccharification".
- *Fermentation.* Yeast is added to the mash to ferment the sugars into ethanol and carbon dioxide.
- *Distillation.* The fermented mash, called "beer", contains approximately 12.5% ethanol by volume and the non-fermented solids from the wheat and the yeast cells. The beer mash is pumped into a continuous flow, multi-column distillation system where the ethanol is separated from the solids and water. The ethanol leaves the top of the final column at approximately 95% strength and the residual mash, called stillage, is recovered from the base of the column and is transferred to the co-product processing area.
- *Dehydration.* The ethanol then passes through a dehydration system where the remaining water is removed. The alcohol product at this stage is called "anhydrous ethanol".
- *Co-Product Recovery.* Evaporators and natural gas fired ring dryers are used to remove the water from the stillage and produce the dried distillers grains.
- *Ethanol Storage.* The ethanol is then stored in carbon steel tanks until it is delivered to customers.
- *Ethanol and Dried Distillers Grains Load-out.* Trucks and railcars transport the ethanol and dried distillers grains to customers.

Wheat versus Corn Ethanol

Ethanol produced from starchy grains, such as wheat or corn, is identical in composition and properties. The different composition of the feedstock does have some impact on the quantity of ethanol and distillers grains produced and on the composition of the distillers grains. Most varieties of wheat have a lower starch content than corn (approximately 65% versus approximately 72%). As a result, approximately 12% more wheat (in terms of volume) is required to be processed to produce the same volume of ethanol. However, this results in about 25% more distillers grains being produced. Distillers grains are a co-product of the ethanol process which are sold primarily for livestock and dairy feed. The protein content of wheat distillers grains is higher than corn distillers grains, making it a more valuable ingredient for livestock feed.

There are some minor design changes that must be made to an ethanol plant to efficiently process wheat. Management estimates that these changes increase the capital cost of the plant compared to a corn plant by approximately 15%. However, wheat based ethanol plants generally have lower operating costs, which more than compensate for the higher start-up capital costs. In addition, wheat based ethanol plants can also process corn feedstock with no loss of efficiency or capacity, whereas a corn plant could be expected to suffer some throughput loss when processing wheat.

Supply of Wheat

Management believes that there is an ample supply of wheat production in Canada to support the growth of the Canadian ethanol industry. Management estimates that in 2005 the Canadian ethanol industry consumed approximately 125,000 metric tonnes of wheat, which represented approximately 0.5% of the 26 million metric tonnes of the 2004/2005 domestic wheat crop (approximately 60% of which is exported in most years). The Belle Plaine Facility will be situated in the heart of Canada's grain belt. Saskatchewan produces more wheat than any other Canadian province. According to Agriculture and Agri-Food Canada and Saskatchewan Agriculture and Food, on average, Saskatchewan produces approximately 50% of Canada's annual wheat crop.

Canadian wheat production is planted with the intention of producing milling quality wheat, but in most years a portion of the crop is downgraded to feed quality due to adverse growing conditions. This feed quality wheat has traditionally been used for ethanol production. Other varieties of wheat, such as Canadian Prairies Spring and Canadian Soft White Spring, provide producers with a higher yield. These wheats have a higher starch content and are better suited to ethanol production. As a result of the development of a larger domestic ethanol industry, management expects the production of these varieties of wheat to increase, which will increase overall wheat production in Canada.

Wheat pricing is primarily affected by growing conditions and fluctuations in demand from different geographic regions of the world. Although there have been periods of volatility in Canadian wheat prices, management believes that wheat prices have not changed substantially in real terms over the last 20 years and are currently much lower than the high prices experienced in the early 1990s. Between August and November 2006, there has been an increase in prices in the North American wheat market. However, management believes that this increase is due to wheat shortages in Australia and the 2006 wheat crop in the U.S. failing to meet expectations. These factors have both put upward pressure on global wheat prices. Farmers generally respond to price increases by growing more wheat to take advantage of the opportunity to sell wheat at higher prices. Price increases may also cause buyers to substitute their use of feed wheat with other livestock feed alternatives. Both of these reactions to higher prices typically have a stabilizing effect on prices. The charts below indicate the amount of wheat produced in Canada and the market price for feed wheat for the periods indicated.

Historical Canadian Wheat Production[1]


35,000
30,000
25,000
20,000
15,000
10,000
000's tonne
1991/92
1992/93
1993/94
1994/95
1995/96
1996/97
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06

Historical Feed Wheat Price[2]


$300
$250
$200
$150
$100
$50
$0
CDN $/tonne
Aug-93
Mar-95
Oct-96
May-98
Dec-99
Jul-01
Feb-03
Sep-04
Nov-06

Notes:

(1) Source: Canadian Wheat Board.

(2) Price of feed wheat, as reported by the Winnipeg Commodity Exchange. The pricing basis changed from Thunder Bay to Saskatchewan in 2002. This change resulted in a price reduction of approximately $30 per tonne.

Ethanol Co-Products

Distillers Grains

Distillers grains, a co-product of the dry-mill ethanol production process, are the concentrated nutrients (protein, fat, fibre, vitamins and minerals) remaining after starch from corn or wheat is converted into ethanol. Distillers grains may be sold as wet distillers grains or, after drying in natural gas fuelled driers, as dried distillers grains. Ethanol producers are typically able to sell distillers grains as livestock and dairy feed, which provides them with an additional source of revenue.

The price of distillers grains varies based on prevailing supply and demand factors. The following graph illustrates the price for corn based distillers grains in Indiana for the periods indicated.

Historical Distillers Grains Price


CDN $/tonne
$400
$350
$300
$250
$200
$150
$100
$50
$0
Jan-90
Sep-91
May-93
Jan-95
Sep-96
May-98
Jan-00
Sep-01
May-03
Jan-05
Nov-06

Notes:

(1) Source: USDA Feedgrains Database.

(2) Management is not aware of comparable pricing data for the Canadian market. Management believes that the Indiana distillers grain price is generally representative of Canadian wheat distillers grain prices over this period, although distillers grain prices vary from region to region.

(3) Distillers grains prices have been converted from U.S. dollars to Canadian dollars using the monthly exchange rate for the applicable period.

Carbon Dioxide

The ethanol production process also produces carbon dioxide. Carbon dioxide is a potentially harmful greenhouse gas, however, the net effect of the production of carbon dioxide during the ethanol production process is generally believed to be largely offset by the intake of carbon dioxide by the wheat, corn or other feedstock used to create ethanol. Because ethanol is produced using a bioprocess, the carbon dioxide generated from the creation of ethanol is not controlled by the Kyoto Protocol established under the United Nations Framework Convention on Climate Change.

Some ethanol plants capture and compress carbon dioxide for sale to industrial and food markets. Management does not expect to have a market for its carbon dioxide production in the near future. However, management believes that there is potential for a market to develop in western Canada where carbon dioxide is used as an oilfield flooding agent.

Government Legislation and Regulation

The Canadian ethanol industry is impacted by provincial and federal legislation, in particular:

- The governments of Saskatchewan and Ontario mandate the use of ethanol in gasoline sold in their respective provinces and a similar program is being implemented in Manitoba. Saskatchewan and Manitoba provide financial incentives if the ethanol is produced in their respective province. Ontario has entered into agreements with some Ontario ethanol producers to provide financial incentives in the event of low crude oil prices, high corn prices or low ethanol prices.

- The government of Canada provides a $0.10 per litre excise tax remission for the use of ethanol in gasoline in Canada.
- The governments of British Columbia and Alberta also provide an exemption from fuel taxes for ethanol used in gasoline in their respective provinces. Alberta has announced its intention to replace this tax exemption with an ethanol producer payment.
- Ethanol plants in Canada must be licensed with the Canadian Grain Commission if they purchase grain directly from producers.
- Ethanol plants in Canada must obtain a licence under the Federal Excise Act (Canada).
- Wheat-based ethanol plants must obtain permission from the Canadian Wheat Board if they export wheat-based distillers grains from Canada.
- Ethanol plants must obtain operating permits similar to other industrial operations. The required permits can vary from province to province.
- Ethanol imported into Canada from non-NAFTA countries (such as Brazil) is subject to a duty of $0.0492 per litre.

BUSINESS OF TGF

General Overview of TGF

TGF, through its subsidiary TGF Opco, is constructing the Belle Plaine Facility in the rural municipality of Pense No. 160, near Belle Plaine, Saskatchewan, which is approximately 45 kilometres west of Regina. The Belle Plaine Facility is designed to produce approximately 150 million litres of ethanol and approximately 163,150 tonnes of dried distillers grains annually. However, management anticipates that TGF should be able to optimize its operations within 12 to 18 months of commissioning the Belle Plaine Facility, with the result that approximately 165 million litres of ethanol production and approximately 180,000 tonnes of dried distillers grains production annually should be achievable. When the Belle Plaine Facility is operational, management believes TGF will be the largest ethanol producer in western Canada.

TGF anticipates that the construction of the Belle Plaine Facility will be completed and that ethanol production will commence by the end of 2007. TGF intends to sell ethanol to gasoline producers and marketers throughout Canada and the United States, primarily as a gasoline additive. TGF also intends to sell distillers grains to the livestock industry throughout western Canada and the U.S. Pacific Northwest. TGF intends to distribute its products by both rail and truck.

History of TGF

TGF was incorporated in April 2006. In July 2006, TGF obtained a commitment for the TGF Credit Facility in the amount of $50 million with a syndicate of lenders. In August 2006, TGF entered into the TGF Debenture Purchase Agreement pursuant to which the TGF Debentureholders agreed to purchase up to $40 million aggregate principal amount of TGF Debentures. In September 2006, TGF entered into the fixed price EPC Contract with the Contractor for the design, engineering, procurement, construction and commissioning of the Belle Plaine Facility. In October 2006, TGF entered into the Licence Agreement with its technology provider, Delta-T, wherein Delta-T granted TGF the right to use Delta-T's technology for the purposes of constructing, building and the ongoing operation of TGF's Belle Plaine Facility and the repair, maintenance, optimization and enhancement of the Belle Plaine Facility. See "Principal Agreements — Principal Agreements of TGF".

Business Strengths

Management believes the following key attributes will contribute to the strength of TGF's business:

- Strategically located facility;
- Proven production technology; and

- Opportunity to pursue low-cost operations strategy, including:
  - Proximity to competitively priced inputs;
  - Use of risk mitigation strategies; and
  - Flexibility of feedstock choice.

Strategically Located Facility

The Belle Plaine Facility will be strategically located less than two miles from the TransCanada Highway. In addition, rail access is readily available on site, with service from both Canadian National and Canadian Pacific rail lines. Management therefore believes that TGF is well positioned to deliver its products to western Canadian refining centers at lower transportation costs than a number of the competing U.S. ethanol producers and certain Canadian ethanol producers. In addition, management believes that TGF is well positioned to deliver its products to the primary markets for ethanol in western Canada, Ontario and the northern United States. According to Statistics Canada, 29.1 billion litres of gasoline were sold in western Canada and Ontario alone in 2005.

TGF's principal raw material is wheat. The Belle Plaine Facility is situated in the heart of Canada's grain belt. Saskatchewan produces more wheat than any other Canadian province. Management therefore believes that it will have access to abundant sources of wheat at competitive prices.

Management also believes that the Belle Plaine Facility will have access to stable supplies of natural gas and electricity at competitive prices given its close proximity to major energy sources in Canada. Furthermore, management believes that the Belle Plaine Facility is strategically located near water supplies and other key utility services.

Proven Production Technology

TGF will use the latest in proven production technology, which is anticipated to result in lower operating costs and more efficient conversion of wheat to ethanol than older plants that use older technology. In addition, management believes that the equipment and technology to be used in TGF's ethanol production have been successfully proven by some of the major ethanol producers in North America.

Opportunity to Pursue Low-Cost Operations Strategy

Management believes that TGF is well positioned to become one of the lowest cost producers of ethanol in North America. In addition to the strategic location of the Belle Plaine Facility and TGF's proven production technology, these low-cost operations will be the result of the following:

- *Proximity to Competitively Priced Inputs.* Management believes that the Belle Plaine Facility's strategic location gives TGF access to abundant supplies of its primary inputs, wheat and natural gas, at competitive prices.
- *Use of Risk Mitigation Strategies.* TGF intends to mitigate its exposure to commodity price fluctuations by: (i) purchasing wheat through cash fixed-price contracts and deferred pricing contracts; and (ii) utilizing hedging positions in the wheat, crude oil and natural gas futures markets to manage the risk of price fluctuations of raw materials and ethanol.
- *Flexibility of Feedstock Choice.* Wheat based ethanol plants such as the Belle Plaine Facility can also process corn feedstock with no loss of efficiency or capacity, whereas a corn based plant would be expected to suffer some throughput loss when processing wheat. The Belle Plaine Facility will therefore have the flexibility to process corn feedstock with limited disruption to its operations in the event the need arises.

Business Strategies

TGF's objective is to obtain a competitive position in the North American renewable fuels industry and to realize efficiencies in ethanol production. Key elements of TGF's strategy to achieve this objective include:

- *Complete Construction of Belle Plaine Facility.* TGF is currently constructing the Belle Plaine Facility, which will produce ethanol and distillers grains. TGF's primary near term objective is to complete the construction of the Belle Plaine Facility and commence operations by the end of 2007.
- *Add Low-Cost Production Capacity.* TGF will seek to capitalize on growing North American demand for ethanol by potentially expanding its production capacity in the next several years. In pursuing an expansion strategy, TGF will continue to (i) evaluate the construction of large-scale facilities utilizing fixed price engineer, procure, construction contracts to fix its costs, (ii) incorporate technology improvements, and (iii) locate facilities in close proximity to abundant and competitively priced supplies of wheat and natural gas and in close proximity to major trucking and/or rail transportation routes.
- *Continue to Focus on Cost Efficiency and Evolving Technologies.* TGF will seek to take advantage of its large production capacity and economies of scale to become more energy efficient and increase yield. In addition, TGF has identified and is monitoring the development of ethanol production systems and technology improvements that have the potential to increase plant productivity and decrease plant energy consumption. TGF has elected not to incorporate these systems and technology improvements into the Belle Plaine Facility at this time as these systems and technology improvements are still unproven in the commercial context. However, if management is satisfied that these systems and technology improvements are commercially proven in the future and management believes that it would be cost effective to do so, TGF will consider incorporating these improvements at the Belle Plaine Facility.
- *Flexibility to Capitalize on Market Opportunities.* TGF, in combination with Universal, will have the ability to maintain an appropriate capital structure that will enable it to respond to changing market conditions and capitalize on industry opportunities. Furthermore, management will focus on maintaining the flexibility to either build production facilities, make disciplined and opportunistic acquisitions or enter into strategic alliances or joint ventures, in each case based on market opportunities and industry conditions.

Belle Plaine Facility

Overview

TGF is currently constructing the Belle Plaine Facility. The Belle Plaine Facility is designed to produce approximately 150 million litres of ethanol and approximately 163,150 tonnes of dried distillers grains annually. Management anticipates that TGF should be able to optimize its operations within 12 to 18 months of commissioning the Belle Plaine Facility, with the result that approximately 165 million litres of ethanol production and approximately 180,000 tonnes of dried distillers grains production annually should be achievable.

TGF's primary product will be ethanol. TGF's Belle Plaine Facility will produce ethanol by using a dry-mill process, which is expected to yield approximately 365 litres of ethanol per metric tonne of wheat. The dry-mill ethanol production process also produces distillers grains as a co-product. In the dry-mill process, each metric tonne of wheat yields approximately 397 kilograms of distillers grains.

TGF has not generated any material revenues to date and will not generate any material revenues until construction of its Belle Plaine Facility is complete and production begins, which is anticipated to occur in late 2007. Thereafter, all of TGF's revenues will be derived primarily from the sale of ethanol and distillers grains.

Location

In June 2006, TGF acquired approximately 160 acres of land in the rural municipality of Pense No. 160 near Belle Plaine, Saskatchewan, approximately 45 kilometres west of Regina. Subsequent to acquiring the land, TGF was successful in obtaining a rezoning of the land from an agricultural use designation to a rural industrial park designation. After receiving environmental endorsement from the Saskatchewan Environment — Environment

Assessment Branch, construction of the Belle Plaine Facility commenced in September 2006. TGF expects to complete the construction of the Belle Plaine Facility and to commence ethanol production by the end of 2007.

TGF's decision to locate the Belle Plaine Facility at Belle Plaine, Saskatchewan was based on many factors. First among these factors is the availability of wheat and energy supplies for TGF's inputs and ethanol and distillers grains markets for TGF's outputs. TGF has utilized in-house expertise as well as external consultants to analyze the feasibility of obtaining and using wheat as a feedstock at the Belle Plaine Facility and has weighed that knowledge with a similar analysis of the logistical advantages and disadvantages of moving ethanol to both existing and projected new markets. TGF is presently engaged in discussions with rail and truck carriers regarding securing transportation to meet its requirements for the supply of wheat to TGF's Belle Plaine Facility and the delivery of ethanol and distillers grains products to markets. TGF has also begun consultation with local wheat farmers and cooperatives to secure long-term, reliable wheat supplies. TGF has finalized its natural gas and power supply service arrangements and is in the process of finalizing its water supply service arrangements.

The Belle Plaine Facility is located approximately 45 kilometers west of Regina. Management therefore believes that the Belle Plaine Facility is positioned near a qualified labour force and community services that are capable of attracting and retaining top personnel.

Design and Construction

Design and Construction Team

TGF has selected the "engineering, procurement and construction" method of development for the Belle Plaine Facility and has retained EllisDon and VCM (in joint venture) as its Contractor. EllisDon Corporation (an affiliate of EllisDon) is one of Canada's largest general contractors and has a track record of successfully completing large and complex projects across Canada, including breweries, cogeneration facilities and many large municipal projects throughout Canada. VCM is a local Saskatchewan company with a track record of successfully completing agriculture related projects in Saskatchewan, including the major expansions at Prairie Malt Limited's malt plant located in Biggar, Saskatchewan, and the development of Can Oat Milling Inc.'s milling facility located in Saskatoon, Saskatchewan.

Delta-T, one of the leading ethanol process technology providers in North America, has been engaged by the Contractor as a consultant. Delta-T has successfully designed ethanol plants across North America and is currently working on the design of approximately 25 predominantly corn based ethanol plants across North America and additional wheat-based ethanol plants internationally. TGF believes that Delta-T's process design includes the following advantages: (i) Delta-T has experience with wheat to ethanol conversion; (ii) Delta-T was the first process designer to incorporate zero process waste water discharge, which will be a feature of the Belle Plaine Facility; and (iii) Delta-T's design includes a low energy consumption feature derived from Delta-T's experience in thermodynamics and heat exchangers. TGF believes that Delta-T's design will produce a facility capable of efficiently using wheat as a feedstock and producing an environmentally sound product.

EPC Contract

Pursuant to the EPC Contract, TGF retained the Contractor to perform and complete all design, engineering, procurement, construction and commissioning work in connection with the development of TGF's Belle Plaine Facility. Under the terms of the EPC Contract, the Contractor is responsible for obtaining all required building permits. Management does not anticipate any difficulty obtaining such permits. The Contractor has engaged Delta-T to provide engineering and other services related to the construction of the Belle Plaine Facility based on Delta-T's proprietary technology under a subcontract with the Contractor. The Contractor has agreed to substantially complete the design, engineering, procurement, construction and commissioning of the Belle Plaine Facility by December 14, 2007. The Contractor has guaranteed to TGF that the Belle Plaine Facility will be designed and constructed by the Contractor to meet or exceed certain performance guarantees set out in the EPC Contract. EllisDon has guaranteed the performance of the obligations of the Contractor under the EPC Contract, including the Contractor's indemnity obligations and the Contractor's compliance with its warranty and performance guarantee obligations provided that TGF is not in default under the EPC Contract. In consideration for the performance and completion of its work, TGF will pay the Contractor a fixed price of $129.8 million (plus GST), subject to adjustment in certain limited circumstances.

See "— Design and Construction — Design and Construction Cost Estimate". This fixed price does not include a fee of approximately $2,900,000 payable by TGF for the use in perpetuity of the technology provided by Delta-T in connection with the Licence Agreement. Except as expressly set out in the EPC Contract, any and all costs and expenses incurred by the Contractor relating to the construction of the Belle Plaine Facility in excess of the fixed contract price are the responsibility of the Contractor. Given the current competitive market place for materials and staffing, these costs overrun provisions are an important element of the EPC Contract. Under the EPC Contract, TGF is required to pay the fixed contract price in progress payments as the work progresses.

Design and Construction Schedule

The following table sets forth a summary of the schedule of significant milestones in the design, engineering, procurement, construction and commissioning of TGF's Belle Plaine Facility.

Completion Date / Target Completion Date	Milestone
April 2006	Pre-development agreement with the Contractor executed. The Contractor began to review the preliminary engineering and associated costs estimate to engineer, procure and construct TGF's Belle Plaine Facility.
June 2006	Approval received to rezone the Belle Plaine Facility site to rural industrial park status.
	Environmental support for the project received from Saskatchewan Environment — Environment Assessment Branch.
September 12, 2006	TGF entered into a letter agreement with the Contractor regarding the Belle Plaine Facility.
September 16, 2006	Construction work commenced, including site preparation work, pile foundation work and concrete foundation work.
September 29, 2006	TGF entered into the EPC Contract with the Contractor for the design, engineering, procurement, construction and commissioning of the Belle Plaine Facility.
October 22, 2006	TGF entered into the Licence Agreement with its technology provider Delta-T.
March 2007	Foundation preparation to be completed.
April 2007	Building structures to be erected. Ethanol storage tanks to be completed.
May 2007	Structure work to be completed. Fermentation tank construction to be initiated.
October 2007	Process equipment to be installed and piping to be completed.
November 2007	Electrical and mechanical work to be completed.
December 2007	Design, engineering, procurement, construction and commissioning of Belle Plaine Facility to be completed.

Design and Construction Cost Estimate

The table below summarizes the budgeted capital expenditures to develop the Belle Plaine Facility from inception to plant commissioning.

Major Costs	Responsibility	Cost ($ millions)
Plant, Construction, Equipment and Engineering Costs (net)(1)	Contractor	126.1(5)
Freight(2)	Owner	2.0
Additional Tank Costs(3)	Owner	6.8
Owners Costs(4)	Owner	7.0
Total		141.9

Notes:

(1) Includes all processing equipment, prefabricated buildings, structural, piping, mechanical and electrical, net of Saskatchewan investment tax credits. Also includes the approximately $2.9 million fee payable to Delta-T pursuant to the Licence Agreement.

(2) Relates to expected anticipated freight charges for the shipping of centrifuges, dryers and other equipment.

(3) Additional tank costs of $6.8 million represents the cost for field fabricated and erected tanks over and above the 7.0 million contract allowance included in the $126.1 million figure above. Subsequent to the execution of the EPC Contract, TGF finalized its contractual arrangements for field fabricated and erected tanks for a total cost of approximately $13.8 million.

(4) "Owners Costs" includes costs to connect the Belle Plaine Facility to utilities, consulting costs, and working capital.

(5) Represents the EPC Contract fixed price of $129.8 million (which includes PST but excludes GST) and the approximately $2.9 million fee payable to Delta-T pursuant to the Licence Agreement ($132.7 million in aggregate) after deducting an estimated $6.63 million of Saskatchewan investment tax credits (representing 5% of the total estimated installed capital cost of $132.7 million).

Of the total project costs of approximately $141.9 million, TGF anticipates incurring approximately 13% of the costs by the end of 2006, 14% of the costs in the first calendar quarter of 2007, 15% of the costs in the second calendar quarter of 2007, 22% of the costs in the third calendar quarter of 2007, 26% of the costs in the fourth calendar quarter of 2007 and the remaining 10% of the costs in the first calendar quarter of 2008. TGF intends to finance the construction of the Belle Plaine Facility using the following sources of funds: (i) $55,000,000 will be in the form of equity, of which TGF has raised $44,393,245 and will raise the balance from proceeds of the exercise of the outstanding TGF Warrants of $5,057,600 and additional committed TGF Opco share subscriptions of $5,549,155, each of which are contingent on the Closing of the Offering; (ii) $50,000,000 from the TGF Credit Facility; and (iii) $40,000,000 from the issuance of TGF Debentures pursuant to the TGF Debenture Purchase Agreement.

Net Operating Costs

The primary costs that TGF will incur to operate the Belle Plaine Facility will include wheat, processing supplies (such as enzymes, yeast and other chemicals), natural gas, electricity and other miscellaneous operating costs, such as repairs and maintenance, water supply, waste management and denaturant. The table below identifies management's current estimate of: (i) TGF's primary operating costs for each litre of ethanol produced; (ii) TGF's dried distillers grains revenue for each litre of ethanol produced; and (iii) TGF's net operating costs for each litre of ethanol produced.

For purposes of its business plan, management has estimated TGF's primary operating costs based on, among other things, the historical and forward pricing estimates for the commodities required to produce ethanol and the historical and forward pricing for certain commodities whose prices are correlated to the commodities required to produce ethanol. Management's estimates of TGF's primary operating costs also assume that the Belle Plaine Facility will produce approximately 142.5 million litres of ethanol in its first year of operations and approximately 165 million litres of ethanol per year thereafter. Management's estimates of TGF's dried distillers grains revenue per litre of ethanol are based on, among other things, the historical and forward pricing estimates for dried distillers grains. **There is no assurance that the operating cost, dried distillers grains revenue and net operating cost estimates presented in the table below and the related**

assumptions will be attained and variances could be material. Actual operating costs, dried distillers grains revenues and net operating costs may be greater than or less than the estimates provided below.

Primary Operating Costs[1]	Net Operating Costs per Litre of Ethanol[3]
Wheat	$0.365
Processing Supplies	$0.034
Natural Gas	$0.063
Electricity	$0.024
Other Operating Costs	$0.028
Total	**$0.514**
Dried Distillers Grains Revenue per litre of Ethanol[2][4]	$0.151
Net Operating Costs	**$0.363**

Notes:

(1) In addition, management estimates that TGF will also incur salaries, wages and other administrative costs of approximately $2.8 million per year.

(2) Management's current estimates of TGF's primary operating costs for each litre of ethanol produced assume the following average per unit costs: wheat at $135 per metric tonne; natural gas at $6.84 per GJ; and electricity at $0.048 per kWh. Management's current estimate of TGF's dried distillers grains revenue per litre of ethanol produced assumes an average price for dried distillers grains of $139.07 per metric tonne and the production of 1.092 kilograms of dried distillers grains for each litre of ethanol. **There is no assurance that these per unit costs or revenues will be obtained and variances could be material. Actual per unit costs for wheat, natural gas and electricity and revenues for dried distillers grains may be greater than or less than the costs and revenues assumed by management.**

(3) Management's estimate of TGF's primary operating costs excludes the cost of transporting TGF's products (ethanol and dried distillers grains) to market.

(4) Wheat based ethanol plants create a higher yield of dried distillers grains per litre of ethanol than corn based ethanol plants. In addition, management believes that wheat based dried distillers grains can be sold at higher prices than corn based dried distillers grains due to the superior protein content of wheat based dried distillers grains.

Belle Plaine Facility Overview

The Belle Plaine Facility will be comprised of the following low elevation, self-contained structures:

- *Administration Building.* An administration office will provide approximately 3,200 square feet of office space. An employee parking area will be located adjacent to the office building.
- *Truck Scales.* Truck scales will be located near the administration office. The scales will be used for scaling inbound and outbound trucks.
- *Maintenance Building.* A maintenance building will allow for on site maintenance and repairs. This building will be a pre-engineered facility.
- *Grain Storage Area.* A grain storage area will feature a covered truck dump pit, two primary corrugated steel grain storage bins, smaller secondary steel grain bins and screenings bins and associated milling equipment, including a scalper, grain milling equipment and a dedicated dust collection system. TGF's grain storage area will be capable of storing enough grain to supply the Belle Plaine Facility for approximately 45 days.
- *Main Processing Building.* The main processing building will be a pre-engineered structure, housing first stage processing equipment. The Belle Plaine Facility will also include a staff lunch room, a controls room, an electrical room, lockers, washrooms and a quality control laboratory.
- *Fermentation Area.* Four stainless steel fermentation tanks and one beer well will be located adjacent to the main processing building. These tanks will be located outside of the main process building.
- *Dried Distillers Grains Dryer Area.* The dried distillers grains dryer system will consist of two vertical ring flash dryers and will be housed within an open structural steel frame.

- *Utility Building.* The utility building will be located adjacent to the main processing building and will house ancillary equipment, including boilers, air compressors and water conditioning equipment.
- *Dried Distillers Grains Storage Area.* The dried distillers grains storage building will be located adjacent to the rail tracks and will provide 10 days of dried distillers grains surge capacity. Two dried distillers grains load-out bays will be attached to the building to facilitate the loading of trucks and rail cars. This will be a self-contained facility.
- *Ethanol Storage and Load-out.* The ethanol storage and load-out area will be located adjacent to the rail track, and will provide both rail car and truck tanker loading access. TGF's ethanol storage area will be capable of storing approximately 5.7 million litres of ethanol, representing approximately 15 days of ethanol production from the Belle Plaine Facility.
- *Utilities.* Utility supply to the facility will not require major infrastructure changes due to the current level of development. All major utilities, including natural gas, power, water and telephone, currently run directly adjacent to the property.

Raw Materials

The principal raw materials that TGF's Belle Plaine Facility will require are wheat and natural gas.

Wheat

TGF's principal raw material is wheat. When the Belle Plaine Facility becomes operational, it will require approximately 400,000 metric tonnes of wheat per year in order to produce 150 million litres per year of ethanol. Within 12 to 18 months of completion of the Belle Plaine Facility, TGF expects that its operations will require approximately 440,000 metric tonnes of wheat per year in order to produce the 165 million litres per year of ethanol production that management believes the Belle Plaine Facility should ultimately be capable of producing. TGF intends to source its wheat both directly from farmers located near the Belle Plaine Facility and from local dealers. TGF intends to employ the following wheat procurement methods and related hedging strategies:

- purchase wheat through cash fixed-price contracts and deferred pricing contracts; and
- utilize hedging positions in the wheat futures market to manage the risk of excessive wheat price fluctuations for a portion of our wheat requirements. See "— Hedging" below.

TGF has entered into a Grain Supply Agreement with SWP dated effective December 5, 2006. Under the terms of the agreement, SWP will assist TGF in the procurement and delivery of wheat supplies to the Belle Plaine Facility. The agreement is for a term of one year (two years in certain circumstances) commencing on August 1, 2007 and can be extended in certain circumstances for an additional one year term. TGF will pay an agency fee to SWP for services provided pursuant to a fee schedule.

Natural Gas

TGF's ethanol production will also require significant quantities of natural gas, which has historically been subject to volatile market conditions. Natural gas prices and availability are affected by weather conditions and overall economic conditions. When fully operational and operating at capacity, the Belle Plaine Facility will require approximately 42.8 million m^3 of natural gas per year. TGF anticipates adopting an active hedging program and intends to hedge a large portion of its exposure to natural gas price risk from time to time by using fixed priced physical or exchange traded futures contracts and storage services. See "— Hedging".

Marketing

The market demand for ethanol in Canada is currently dominated by the demand for ethanol blended gasoline in the provinces of Ontario, Saskatchewan and Manitoba due to the existence of government mandated programs that require the use of biofuel blended gasoline. By 2010, if the Canadian federal government's publicly announced policies are implemented, gasoline will be required to be comprised of at least 5% renewable fuels. Management believes that ethanol is currently the only commercially viable renewable fuel available to satisfy this requirement. The primary buyers of ethanol will therefore be entities involved in the refinement, aggregation and distribution of gasoline, such as large oil companies. Because ethanol will be blended with gasoline at or near refineries, ethanol will need to be delivered to areas where gasoline refineries are located.

According to Statistics Canada, gasoline sales in 2005 in western Canada were approximately 13.2 billion litres and in Ontario were approximately 15.9 billion litres. The retail gasoline market is dominated in western Canada by three large integrated oil companies whose combined market share ranges from 55% in Alberta to 63% in Manitoba. These same companies produce approximately 61% of the gasoline consumed in Ontario. The balance of the market share in these provinces is represented by approximately 10 other gasoline refiners or retailers.

The most proximate and accessible northern United States markets include the Pacific Northwest, Montana, Idaho, North and South Dakota and Minnesota, where gasoline consumption is estimated by the U.S. Federal Highway Administration — Office of Highway Policy Information at approximately 34 billion litres annually.

Because the Belle Plaine Facility will be strategically located less than two miles from the TransCanada Highway and rail access is readily available on site, with service from both Canadian National and Canadian Pacific rail lines, management believes that TGF is well positioned to deliver its products to all of these markets and to access markets located in Northern California and beyond.

Ethanol

TGF does not currently have any contracts for the sale of ethanol, but has entered into discussions with interested third parties in Canada and the U.S. TGF intends to market its ethanol production to gasoline retailer and marketing companies across Canada and the U.S. TGF anticipates selling its ethanol production at prevailing market prices as TGF's ethanol production will not be large enough to influence the market price for ethanol. Among the potential Canadian customers for TGF's ethanol production are crude oil refineries located at Regina, Saskatchewan, Edmonton, Alberta, Winnipeg, Manitoba and Toronto, Ontario.

Distillers Grains

Management anticipates that approximately 18% of the revenue to be generated by the Belle Plaine Facility will be derived from the sale of distillers grains. TGF does not currently have any contracts for the sale of distillers grains. TGF intends to market its distillers grains production to the beef, dairy, poultry and swine markets across Canada and the U.S. TGF anticipates selling its distillers grains at prevailing market prices as TGF's distillers grains production will not be large enough to influence the market price for distillers grains.

Transportation

TGF intends to receive wheat and ship ethanol and distillers grains principally by rail and to a lesser degree by truck. The Belle Plaine Facility is located less than two miles from the TransCanada Highway and rail access is readily available on site, with service from both Canadian National and Canadian Pacific.

Hedging

TGF intends (to the extent practicable) to partially hedge against changes in prices of key inputs (such as wheat and natural gas) and key outputs (such as ethanol and distillers grains). TGF will seek to hedge its primary commodity risks directly through a combination of futures contracts, derivatives (including options) and fixed price contracts. TGF may also enter into hedging transactions in respect of commodities whose prices are correlated with TGF's key inputs and outputs. For example, TGF may hedge against changes in crude oil prices because of the positive correlation between the price of crude oil and the price of gasoline, and the positive correlation between the price of gasoline and the price of ethanol. As of December 20, 2006, TGF has entered into the following hedging transactions:

Commodity	Term	Quantity	Price	Percent Hedged
Feed Wheat	Calendar 2008	51,200 metric tonnes(1)	$130 per metric tonne	12.8%(2)
Feed Wheat	Calendar 2009	21,600 metric tonnes(1)	$135 per metric tonne	5.4%(2)

Notes:

(1) Quantity represents physical volumes to be delivered to the Belle Plaine Facility pursuant to approximately 20 physical delivery contracts.

(2) These figures represent the percentage of TGF's estimated annual feed requirements that the hedge represents (assuming 150 million litres of ethanol production).

Competition

The largest Canadian ethanol producers are Suncor, Husky Energy and GreenFields Ethanol. If TGF sells ethanol in the United States, it will compete with Archer Daniels Midland Company, which is the single largest producer in the ethanol industry, as well as other large producers such as VeraSun Energy Corp., Hawkeye Holdings Inc., Aventine Renewable Energy Holdings Inc. and Cargill, Inc. The North American ethanol industry also includes many small, independent firms and farmer-owned cooperatives. Management believes that the Belle Plaine Facility's capacity will generally be comparable to the capacity of the facilities owned by TGF's primary competitors.

TGF believes that its ability to compete successfully in the ethanol production industry will depend on many factors, including price, reliability of its production processes and delivery schedule, transportation costs and volume of ethanol produced and sold.

With respect to distillers grains, TGF will compete with other ethanol producers, as well as a number of large and small suppliers of competing livestock and dairy feed. TGF believes the principal competitive factors will be price, proximity to purchasers and product quality.

Seasonality

Subsequent to the construction of TGF's Belle Plaine Facility and the commencement of ethanol production, TGF anticipates that its operating results will be increasingly influenced by seasonal fluctuations in the price of its primary operating inputs, wheat and natural gas, and the price of its primary product, ethanol. In recent years, the spot price of wheat tended to rise during the spring planting season in May and June and tended to decrease during the fall harvest in October and November. The price for natural gas is highly weather dependent and is influenced by the summer hurricane season and the winter heating season. In addition, TGF anticipates that its ethanol prices will be substantially correlated with the price of unleaded gasoline (which is itself substantially correlated with the price of crude oil), which tends to rise during each of the summer and winter. TGF will seek to mitigate the effects of these seasonal fluctuations by adopting an active hedging program. See "— Hedging" above. As a result of seasonal fluctuations, TGF believes that comparisons of operating measures between consecutive quarters may not be as meaningful as comparisons between longer reporting periods.

Properties

TGF owns the land on which it is building the Belle Plaine Facility and leases 1,514 square feet of head office and administrative space. TGF has entered into the following leases of real property:

Location	Square Feet	Function	Term
1570, 2002 Victoria Avenue Regina, Saskatchewan	1,514	Head Office	Five year term expiring on July 30, 2011

Environment

TGF is or will become subject to various federal, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of its employees. These laws and regulations require TGF to obtain and comply with numerous environmental permits to construct and operate its Belle Plaine Facility. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts on the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damage, criminal sanctions, permit revocations and/or facility shutdowns. TGF does not anticipate a material adverse effect on its business or financial condition as a result of its efforts to comply with these requirements. TGF also does not expect to incur material capital expenditures for environmental controls in this or the succeeding fiscal year. See "Risk Factors — Risks Related to our Ethanol Business — Environmental, Health and Safety Laws, Regulations and Liabilities".

Employees

As of November 30, 2006, TGF has engaged six consultants with specific expertise in the areas of engineering, construction, risk management, finance and environmental regulations. TGF may retain some of these consultants as full time employees. TGF will need to recruit qualified individuals to operate and assist in managing the Belle Plaine Facility. TGF is currently in discussions with several possible candidates who have been targeted to assist in managing certain aspects of TGF's business.

Upon commencement of plant operations, TGF expects to employ approximately 35 individuals at the Belle Plaine Facility. TGF expects approximately 10 of these employees to be involved primarily in management and administration and the remainder to be involved primarily in plant operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of Universal's and TGF's financial condition and results of operations should be read together with the audited consolidated financial statements and related notes and the selected financial information included elsewhere in this prospectus.

Universal is the entity that operates the retail electricity and natural gas business of the Company immediately prior to the completion of the Offering. TGF is the entity that operates the ethanol business of the Company immediately prior to the completion of the Offering. See "Funding, Acquisitions and Related Transactions". This discussion contains forward-looking statements that involve risks and uncertainties. Please see "Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to those statements.

This discussion makes reference to certain non-GAAP measures, namely Operational Revenue and Operational Margin, to assist in assessing Universal's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

For a reconciliation of Operational Revenue to revenue and Operational Margin to gross margin, see "— Management's Discussion and Analysis — Universal — Reconciliation of Operational Revenue and Operational Margin". For a discussion of Universal's revenue recognition policies see "Management's Discussion and Analysis — Universal — Critical Accounting Estimates".

See also "Non-GAAP Financial Measures".

Selected Pro Forma Financial Information of the Company

The following selected pro forma financial information has been derived from the pro forma consolidated financial statements of the Company set out elsewhere in this prospectus. This information should be read in conjunction with the pro forma consolidated financial statements of the Company for the year ended September 30, 2006, with the consolidated financial statements of Universal for the year ended September 30, 2006 and the period from incorporation on November 25, 2004 to September 30, 2005, and with the consolidated financial statements of TGF for the period from incorporation on April 25, 2006 to September 30, 2006, together with the notes thereto, included elsewhere in this prospectus.

	Pro Forma Year Ended September 30, 2006
Statement of Operations Highlights	
Revenue	$ 58,292,123
Cost of Sales	$ 35,844,559
Gross Margin	$ 22,447,564
Net Income (Loss)	$ (59,637,642)
Balance Sheet Highlights	
Current Assets	$101,595,379
Total Assets	$210,186,657
Current Liabilities	$ 32,459,027
Shareholders' Equity	$115,513,115

For selected historical financial information for Universal and TGF, see "— Management's Discussion and Analysis — Universal — Selected Consolidated Financial and Operating Data" and "— Management's Discussion and Analysis — TGF — Selected Consolidated Financial Information".

Management's Discussion and Analysis — Universal

This management's discussion and analysis relates to the consolidated financial statements of Universal for the year ended September 30, 2006 and the period from the date of incorporation, November 25, 2004 to September 30, 2005 and has been prepared with information available up to and including December 20, 2006. The financial statements of Universal are prepared in accordance with GAAP, which requires estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the amount of revenue and expenses during the reporting period. Actual results could differ from those estimates as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under "Risk Factors". Certain totals, subtotals and percentages may not reconcile due to rounding.

Overview

Universal was incorporated in November 2004. The OEB issued Universal its Ontario Natural Gas Licence in February 2005 and Universal began test marketing natural gas in Ontario in that month. The OEB issued Universal its Ontario Electricity Licence in May 2005 and Universal began marketing electricity in Ontario in September 2005. In December 2005, the Michigan Natural Gas Licence was issued to Universal U.S. by the MPSC authorizing Universal U.S. to serve as an AGS in the State of Michigan. Universal began marketing natural gas in Michigan in March 2006. The BCUC issued Universal its BC Natural Gas Licence in November 2006.

Universal's business currently involves (i) the sale of electricity and natural gas in Ontario to residential, small to mid-size commercial and small industrial customers, and (ii) the sale of natural gas in Michigan to small to mid-size commercial and small industrial customers. In addition, Universal intends to enter the British Columbia residential, small to mid-size commercial and small industrial natural gas market in the first quarter of 2007. Universal is also considering expansion into the New York electricity and natural gas small to mid-size commercial and small industrial markets.

Universal's customers purchase electricity and natural gas under long term, non-terminable (except in limited circumstances) Energy Contracts, typically for a term of five years (see "Business of Universal — Key Regulatory Provisions — Customer Contract Terminations"). By fixing the price of natural gas under Universal's Gas Contracts and by obtaining price protection under its Electricity Contracts for a period of five years, Universal's customers eliminate or reduce their exposure to changes in natural gas prices (which have been volatile over the past several years) and electricity prices (which have increased in Ontario since April 2005).

It is Universal's general policy to match the estimated energy requirements of its customers by purchasing, in the case of natural gas, offsetting volumes of natural gas and, in the case of electricity, entering into offsetting Electricity Swaps with Sempra at fixed prices for the term of its customers' Energy Contracts. Universal derives its Operational Margin from the difference between the price it pays for Electricity Swaps and for natural gas supply from Sempra and the price it charges its customers.

Universal's first fiscal period ended September 30, 2005 was primarily focused on the development of marketing and sales programs, agent recruitment, training processes and implementation of a sophisticated information system for customer care, agent payroll, contract processing and administration. In July 2005, Universal commenced large-scale marketing of natural gas to Ontario customers followed with its electricity offering to Ontario customers in September 2005. With the electricity program successfully launched in Ontario, Universal identified the Michigan small to mid-sized commercial and small industrial natural gas market as its next opportunity for expansion. Marketing commenced in Michigan in March 2006 with the first customers receiving natural gas in May 2006.

As at November 30, 2006, Universal had successfully enrolled customers representing 227,000 RCEs and had an additional 1,604 RCEs pending enrollment (228,604 RCEs in aggregate).

Sources of Revenue

Universal earns its revenue primarily from the supply of electricity and natural gas to direct purchase customers. Universal's policy is to purchase in advance an estimate of the commodity supply required for each marketing program (either through physical supply or financial contracts). When it becomes reasonably certain that a marketing program will not exhaust the allotted commodity supply this commodity supply will generally be transferred to other marketing programs.

Universal recognizes revenue for natural gas sales based on customer consumption. Natural gas consumption by customers is typically highest in October through March and lowest in April through September.

However, the natural gas delivered monthly by Universal to the LDCs in both Canada and the United States remains constant throughout the year irrespective of customer consumption. As Universal receives payment from the LDC when the natural gas is delivered, rather than consumed, this results in a reasonably predictable Operational Margin, unaffected by monthly fluctuations in customer consumption. For electricity, which is consumed by customers upon delivery, Universal recognizes revenue when the customer consumes the electricity and as such Operational Margins are highest during January through March and July through September when consumption is at its peak and lowest during April through June and October through September.

Selected Consolidated Financial and Operational Data

The following selected historical financial information has been derived from the historical consolidated financial statements of Universal set out elsewhere in this prospectus. This information should be read in conjunction with the consolidated financial statements of Universal for the year ended September 30, 2006 and the period from incorporation on November 25, 2004 to September 20, 2005, together with the notes thereto, included elsewhere in this prospectus. The operating data has been prepared by management based on Universal's records.

	Year ended September 30, 2006			November 25, 2004 to September 30, 2005
	Canada	United States	Consolidated	Canada
Income Statement Data:				
Gas Revenue	10,707,555	3,475,153	14,182,708	50,741
Electricity Revenue	44,109,415	$ —	44,109,415	—
Total Revenue	$ 54,816,970	$ 3,475,153	$ 58,292,123	$ 50,741
Gas Cost of Sales	9,386,729	2,405,053	11,791,782	57,508
Electricity Cost of Sales	24,052,777	—	24,052,777	—
Total Cost of Sales	$ 33,439,506	$ 2,405,053	$ 35,844,559	$ 57,508
Gas Gross margin	1,320,826	1,070,100	2,390,926	$ (6,767)
Electricity Gross margin	20,056,638	$ —	20,056,638	—
Total Gross Margin	$ 21,377,464	$ 1,070,100	$ 22,447,564	$ (6,767)
Customer acquisition costs	14,400,558	2,437,883	16,838,441	974,535
General and administrative	7,845,891	337,840	8,183,731	1,396,911
Amortization of capital assets	235,519	—	235,519	36,476
Total Expenses	$ 22,481,968	$ 2,775,723	$ 25,257,691	$ 2,407,922
Loss before other income/(expense)	(1,104,504)	(1,705,623)	(2,810,127)	(2,414,689)
Gain on sale of gas supply contracts	—	—	—	1,796,743
Loss on swap contracts[1]	(88,141,459)	—	(88,141,459)	—
Future tax (recovery)/loss	(30,653,420)	(596,826)	(31,250,246)	(222,484)
Net Loss for the year/period	$(58,592,543)	$(1,108,797)	$(59,701,340)	$ (395,462)
Balance Sheet Data:				
Total Assets			$ 62,230,596	$ 2,850,664
Total Liabilities			$ 97,327,489	$ 3,245,126

	Year ended September 30, 2006			November 25, 2004 to September 30, 2005
	Canada	United States	Consolidated	Canada
Selected Operational Data:				
GAS				
Gross margin %	12.34%	30.79%	16.86%	– 13.34%
Gross margin per unit[2]	$ 0.05	$ 3.71		
Gross margin per RCE	$ 140.75	$ 371.00		
Gas delivered[3]	36,180,525	852,870		
Gas consumed[3]	26,348,407	288,314		
Over/(under) delivered[3]	9,832,118	564,556		
ELECTRICITY				
Gross margin %	45.47%		45.47%	
Gross margin per unit[2]	$ 0.041			
Gross margin per RCE	$ 410.00			
Electricity consumed — kWh	488,474,693			
RCEs[4]			196,153	6,506

Notes:

(1) For additional information on the loss on swap contracts, see "— Results of Operations — Year Ended September 30, 2006 Compared to the Period November 25, 2004 to September 30, 2005 — Other Operating Expenses/Gains" and "— Financial Instruments".

(2) Gross margin per unit is gross margin divided by the natural gas (expressed in m^3 for Canadian gross margins and Mcf for U.S. gross margins) or electricity consumed.

(3) Natural gas volumes for Canada are expressed in m^3, and natural gas volumes for United States are expressed in MCF.

(4) RCEs have been prepared by management to indicate the growth in Universal's customer base from inception to September 2006. See "General Disclosure Matters — Certain Information".

Reconciliation of Operational Revenue and Operational Margin

Universal recognizes revenue based on customer consumption, but delivers natural gas, and is paid by the LDCs on an equal monthly basis. In addition, Universal uses financial swaps to fix its operating margins in its electricity business. These swap payments are not included in cost of sales for accounting purposes although Universal treats them as such for business planning purposes. Accordingly, Universal uses the concepts of "Operational Revenue" and "Operational Margin" to adjust for the differences between revenue recognition and delivery/payment that exist in its natural gas business and for the effect of the financial swaps used in its electricity business.

Operational Revenue and Operational Margin are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Universal's method of calculating Operational Revenue and Operational Margin may differ from the methods used by other issuers and, accordingly, Universal's Operational Revenue and Operational Margin may not be comparable to similar measures presented by other issuers. Investors are cautioned that Operational Revenue and Operational Margin should not be construed as alternatives to revenue or gross margin determined in accordance with GAAP as indicators of Universal's performance or to cash flows from operating activities as measures of Universal's liquidity and cash flows. The Company believes that these are useful measures as they allow Universal to assess its ongoing business and are indicators of Universal's ability to invest in its businesses and continue operations. Universal calculates Operational Revenue and Operational Margin as follows:

Operational Revenue. For natural gas, Operational Revenue is revenue adjusted upward by the dollar amount of "gas delivered in excess of consumption" (natural gas that has been delivered by Universal to LDCs in excess of customer consumption) and adjusted downward by the dollar amount of "gas under delivered" (natural gas that has been consumed by Universal's customers in excess of that delivered by Universal to the LDCs). For electricity, Operational Revenue is revenue without adjustment.

Operational Margin. For natural gas, Operational Margin is gross margin adjusted upward for the excess of "deferred revenue" over "gas delivered in excess of consumption" or adjusted downward for the excess of "unbilled revenues" over "gas under delivered". For electricity, Operational Margin is gross margin adjusted upward for "swap receipts" and downward for "swap payments", which are not included in cost of sales for accounting purposes.

	Year ended September 30, 2006		
	Canada	United States	Consolidated
GAS — Operational Revenue and Margin:			
Revenue	$ 10,707,555	$ 3,475,153	$ 14,182,708
Add: incremental revenue on gas over delivered[1]	4,097,186	6,834,248	10,931,434
Operational Revenue[2]	$ 14,804,741	$10,309,401	$ 25,114,142
Gross margin	$ 1,320,826	$ 1,070,100	$ 2,390,926
Add: incremental margin on gas over delivered[1]	934,239	2,347,719	3,281,958
Operational Margin[2]	$ 2,255,065	$ 3,417,819	$ 5,672,884
Operational Margin %	15.23%	33.15%	22.59%
Operational Margin per unit[3]	$ 0.0623	$ 4.01	
Operational Margin per RCE	$ 175.37	401.00	
ELECTRICITY — Operational Margin:			
Revenue	$ 44,109,415	$ —	$ 44,109,415
Cost of sales	24,052,777	—	24,052,777
Cost of sales adjustment for swaps	14,259,120	—	14,259,120
Operational gross margin[2]	$ 5,797,518	$ —	$ 5,797,518
Operational Margin %	13.14%		13.14%
Operational Margin per unit[4]	$ 0.012		
Operational Margin per RCE	$ 120.00		

Notes:

(1) See Note 3(c) to the consolidated financial statements of Universal included elsewhere in this prospectus.

(2) Operational Revenue and Operational Margin are non-GAAP measures. See "Non-GAAP Financial Measures".

(3) Operational Margin per unit for natural gas is natural gas Operational Margin divided by natural gas (expressed in m^3 for Canadian Operational Margin and Mcf for U.S. Operational Margin) delivered. See "Non-GAAP Financial Measures".

(4) Operational Margin per unit for electricity is electricity Operational Margin divided by electricity consumed. See "Non-GAAP Financial Measures".

Results of Operations

Year ended September 30, 2006 compared to period November 25, 2004 to September 30, 2005

Revenue and Operational Margin — Canada

For the year ended September 30, 2006 Canadian natural gas revenue was $10,707,555, accounting for 18.4% of total revenue on customer consumption of 26.3 million m^3 of natural gas. This resulted in a gross margin of approximately 12.3% with a gross margin per unit of $0.05 per m^3 or $140.75 per RCE. Operational Revenue was $14,804,741 on delivered volume of 36.2 million m^3. This resulted in an Operational Margin of 15.2% with an Operational Margin per unit of $0.062 or $175.37 per RCE. Since natural gas is delivered to the LDCs in equal monthly amounts and natural gas consumption by Universal's customers is lowest in the period from April through September, Universal typically has a significant component of deferred revenues at its year end as its customer base grows reflecting Universal's natural gas deliveries to LDCs in excess of customer consumption over the summer months. The prior period's natural gas revenue was not significant enough to provide any meaningful year over year comparisons.

Canadian electricity revenue over the past year was $44,109,415, accounting for 75.7% of total revenue on customer consumption of 488.5 million kWh. This resulted in a gross margin of approximately 45.5% with a per unit gross margin of $0.041 per kWh or $410.00 per RCE. In accordance with GAAP, the gross margin does not include swap payments totaling $14,259,120. The Operational Margin, which adjusts for swap payments, is 13.1% with a per unit Operational Margin of $0.012 per kWh or $120.00 per RCE. The electricity Operational Margin was below Universal's target Operational Margin of $0.015 as various time-limited discounts were offered to customers in their first year of usage. As Universal only commenced its electricity marketing in the 2006 fiscal year, Electricity Contracts with discounts represent a large proportion of all Electricity Contracts. The discount will generally expire before the end of the first year of usage and the customer will then revert to the full price for the remainder of the five-year program and Universal's Operational Margin on such contracts will increase by the extent of the discount. No electricity revenue was earned in the prior period.

Revenue and Operational Margin — United States

U.S. natural gas revenue for the year ended September 30, 2006 was $3,475,153, accounting for 6.0% of total revenue on customer consumption of 288,314 Mcf of natural gas. This resulted in a gross margin of approximately 30.8% with a per unit gross margin of $3.71 per Mcf or $371.00 per RCE. Operational Revenue was $10,309,401 based on delivered volume of 852,870 Mcf. This resulted in an Operational Margin of 33.15% with an Operational Margin per unit of $4.01. The gross margins and Operational Margins were higher than anticipated, as Universal U.S. was able to purchase natural gas for the period July to October 2006 at relatively low prices as a result of excess natural gas inventories existing in the market. Further, because Universal has only been active as an Energy Retailer in Michigan since March 2006 the margins per RCE in Michigan were annualized on this basis. From November 2006 onwards, it is expected that Operational Margins will revert back to Operational Margins that are similar to those experienced in the Ontario natural gas segment, as the natural gas purchase discount period comes to an end. No U.S. natural gas revenue was earned in the prior period, as Universal U.S. was not active in the Michigan market until March 2006.

Revenue and Operational Margin — Consolidated

On a consolidated basis, total revenue for the year ended September 30, 2006 was $58,292,123 with a gross margin of $22,447,564 or 38.5%. The Operational Margin, which adjusts gross margin downward for the $14,259,120 loss on swap payments and upward for the expected margin on natural gas delivered in excess of consumption of $3,281,958, amounted to $11,470,402 or 16.6%. During the past year, Universal added customers representing approximately 200,000 new RCEs to its enrolled customer base.

Selling, General and Administrative Expenses — Consolidated

Customer acquisition costs, which are primarily commissions paid to Independent Contractors for enrolling new customers, are charged to income in the period in which the customer is contracted by Universal. These costs amounted to $16,838,441 and increased significantly over the prior period's amount of $974,535 as Universal accelerated its marketing and sales programs.

General and administrative expenses increased to $8,183,731 from the prior period's amount of $1,396,911. The increase in general and administrative expenses over the prior year was primarily driven by the additional infrastructure required to support Universal's rapid growth leading to the enrolment of customers representing approximately 200,000 new RCEs. The significant components of general and administrative expenses are processing charges (principally LDC processing and other third party processing and data entry fees) — $2,172,300, salaries and benefits — $2,219,061, consulting (principally for management services and systems development) — $1,221,850 and rent — $827,824, together totaling $6,441,035 or 78.7% of general and administrative expenses.

Other Income/(Expense)

During the fiscal period ended September 30, 2005, as a result of rising natural gas spot prices, Universal took the opportunity to realize greater profits by selling into the spot market natural gas supply it had acquired for a future sales program. This resulted in a one time trading gain of $1,796,743. There were no such gains recorded in the fiscal year ended September 30, 2006.

The loss on swap contracts includes the payments made under swap contracts during the year of $14,259,120 plus the unrealized loss on the remaining notional volumes of the swap contracts of $73,882,339. This represents the estimated amount that Universal would have to pay to dispose of these supply contracts in the market as at September 30, 2006. See "— Financial Instruments".

The future tax recovery represents a future tax benefit of $25,441,580 related to the unrealized portion of the electricity swap loss plus a future tax benefit of $6,031,738 relating to remaining losses, which are expected to reverse against future income.

Liquidity and Capital Resources

At September 30, 2006 Universal had cash of $2,947,924 and together with other working capital items had net working capital of $5,793,299, excluding future taxes and the current portion of the unrealized loss on swaps. Universal currently has no long-term debt. As the number of customers moving from an enrolled to flowing state increases, Universal will start to receive larger amounts of cash from the underlying margins on these contracts. The Operational Margins that Universal has secured over the next five-year period are expected to exceed the projected selling and administrative costs and are expected to generate pretax profits. On completion of the Offering, Universal will have no long-term debt and will have a working capital position estimated to be in excess of $5 million.

Cash Provided by Operations

Cash used in operations in fiscal 2006 amounted to $19,439,785 up significantly from $790,067 in fiscal 2005. This was primarily due to upfront customer acquisition costs as Universal rapidly accumulated customers over the past year. In addition to the effect that seasonality has on cash flows, the lag between customer flow and actual cash receipts from customer billings create a delay in the conversion of accounts receivable to cash. This accounts receivable conversion delay, which increased from the prior period by $16,913,618, can range from two to four months after the month in which the customer commences flow and creates a demand for other sources of financing. The natural gas delivered in excess of consumption, which is shown as an asset on the balance sheet, is funded by payments received from the LDCs upon delivery of such natural gas, which are reflected as a liability on the balance sheet as deferred revenues.

Cash used in investing activities

Universal purchased capital assets totaling $1,438,584, up significantly from $352,240 in fiscal 2005. The purchases were for information technology systems and for furniture and leaseholds for its new call centre to support its expanding customer base.

Financing activities

To date, Universal has financed its activities by drawing down on a trade financing facility from its exclusive commodity supplier, of which $2,515,452 was outstanding at September 30, 2006, loans received from shareholders and the issuance of Universal Shares. Shareholder loans in the amount of $2,842,941 were converted to class C shares during the year ended September 30, 2006.

Long-Term Liabilities

Long-term liabilities of $73,882,339 (current portion — $12,050,535) is the estimated amount that Universal would pay to dispose of its supply contracts in the market as at September 30, 2006. These liabilities are marked to market and any changes to the fair value are recorded in other income/(expense). See "— Financial Instruments" for further details.

Contractual obligations

In the normal course of business, Universal is obligated to make future payments under various non-cancellable contracts and other commitments. The payments due by period are set out in the following table.

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Premises under lease	3,732,373	—	2,224,603	1,507,770	—
Natural gas supply purchase commitments	345,012,958	—	242,785,445	102,227,513	—
	348,745,331	—	245,010,048	103,735,283	—

For a description of Universal's obligations under electricity swap contracts see "— Financial Instruments".

Transactions with Related Parties

During the year Universal entered into various transactions with related parties as follows:

(a) Sempra

Universal has entered into the following agreements with Sempra, a significant shareholder of the company:

(i) Commodity trade financing

Sempra provides commodity trade financing to Universal. The commodity trade financing includes a facility of $5,000,000 for amounts deemed due for payment, which bears interest at LIBOR plus 2%. Interest paid during the year amounted to $91,903 (2005 — Nil). Included in the amount outstanding at September 30, 2006 of $5,779,353 is the amount due for payment under the facility of $2,515,452 (2005 — Nil). This trade facility will terminate at Closing.

(ii) Gas purchase agreement

Universal entered into the Gas Purchase Agreement with Sempra on July 14, 2005. Pursuant to the Gas Purchase Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of natural gas, subject to certain limited circumstances.

Universal's obligations to Sempra under the Gas Purchase Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified blocked Universal accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Gas Purchase Agreement, and all excess amounts are then paid to Universal.

If Sempra defaults in its obligations to deliver natural gas to Universal, or if Universal defaults in its obligation to accept delivery of natural gas, subject to force majeure, the Gas Purchase Agreement contains provisions requiring the payment of various amounts by the non-performing party to the performing party.

During the year, Universal made natural gas purchases under the agreement totaling $18,893,613 (2005 — $230,852). Included in accounts payable at September 30, 2006 is $2,140,667 (2005 — $184,882).

It is anticipated that in connection with the Closing of the Offering and the Acquisitions, the Gas Purchase Agreement will be amended. See "Principal Agreements — Principal Agreements of Universal — Amended Gas Purchase Agreement".

(iii) Electricity swap agreement

Universal entered into the Electricity Swap Agreement with Sempra on July 14, 2005. Pursuant to the Electricity Swap Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of Electricity Swaps.

Universal's obligations to Sempra under the Electricity Swap Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified blocked Universal accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Electricity Swap Agreement, and all excess amounts are then paid to Universal.

Upon the occurrence of a contract termination event, the non-defaulting party has the right to immediately, for so long as the contract termination event is continuing: (a) suspend its performance under Electricity Swaps then outstanding; or (b) liquidate and terminate the Electricity Swaps then outstanding and accelerate the payment of any amounts due. Upon any such liquidation and termination, the non-defaulting party must calculate a net settlement amount in accordance with the formula contained in the Electricity Swap Agreement. The party with the net settlement amount payment obligation must pay such amount to the other party within one business day of receipt from the non-defaulting party of notice of such calculation.

During the year, Universal made electricity swap payments under the agreement totaling $17,886,958 (2005 — Nil).

It is anticipated that in connection with the Closing of the Offering and the Acquisitions, the Electricity Swap Agreement will be amended. See "Principal Agreements — Principal Agreements of Universal — Amended Electricity Swap Agreement".

(b) During the year, Universal paid $71,404 (2005 — $399,714) to UEC Marketing Ltd., which is controlled by certain shareholder-distributors, to offset branch opening and operating costs. Universal has loaned monies to UEC Marketing Ltd., which are included in accounts receivable at September 30, 2006 for an amount owing of $279,919 (2005 — $184,919). This amount was repaid subsequent to year-end.

(c) During the year, Universal paid $258,000 (2005 — Nil) for direct mail marketing services to Market Connections Inc. in which certain shareholders hold an equity interest. Included in accounts payable at September 30, 2006 is an amount owing of $10,326 (2005 — Nil).

(d) During the year, Universal paid $5,047,000 (2005 — $466,000) to shareholder-distributors for commissions and marketing fees, which are included in customer acquisition costs.

(e) During the year, Universal leased office space under a sub-lease arrangement with a company controlled by a shareholder of Universal and made payments for rent totaling $139,109 (2005 — $34,760).

(f) During the year, Universal purchased computer software from a company controlled by an officer of Universal. Included in accounts payable at September 30, 2006 is an amount owing of $150,000 (2005 — Nil).

(g) During fiscal 2005 shareholders advanced non-interest bearing loans to Universal. These loans were converted into class C shares during fiscal 2006.

These transactions were conducted by Universal in the normal course of business on terms and rates similar to transactions negotiated with arm's length parties.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management of Universal to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates. The following assessment of critical accounting estimates is not meant to be exhaustive.

Electricity revenue recognition

Based on a customer's historical usage and other parameters, Universal estimates the customer's current monthly electricity consumption using a computer driven model for the purpose of recognizing revenue and for assessing supply commitments. The estimates are adjusted monthly to reflect actual consumption which is generally available within three months. If this estimate of consumption is not reliable Universal could overstate or understate its electricity revenue.

Universal's estimate of its customers' current monthly electricity consumption is used to determine electricity revenue, which is disclosed on Universal's consolidated statement of operations as "Revenue — Electricity". The estimate is also used to determine Universal's cost of sales, which is disclosed on Universal's consolidated statement of operations as "Cost of Sales — Electricity". The net amount of electricity revenue less the cost of sales is recorded on Universal's consolidated balance sheet as "Current Assets — Accounts Receivable".

This accounting estimate was first implemented for the year ended September 30, 2006.

Fair value of derivative financial instruments

Universal enters into contracts with customers to provide electricity at fixed prices. These contracts expose Universal to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Universal uses derivative financial contracts to secure fixed prices in respect of commodity supply matching its delivery obligations. Universal will hedge the estimated consumption requirements of its customers with offsetting volumes of electricity at fixed prices for terms equal to those of the customer contracts. The value of electricity contracts requires judgment and is based on market prices or management's best estimates if there is no market and/or if the market is illiquid.

The fair value of derivative financial instruments (which is currently limited to Electricity Swaps) is significantly influenced by the variability of forward spot prices for electricity. Period to period changes in forward spot prices for electricity could cause significant changes in the marked-to-market valuation ("**MTM valuation**") of these derivatives. For example, assuming that all other variables remain constant: (i) a 1% increase in forward spot prices for electricity would result in a decrease in the MTM valuation at September 30, 2006 from $73.9 million to $71.1 million, representing a decrease of $2.8 million or 3.8%, and a 1% decrease in forward spot prices for electricity would result in an increase in the MTM valuation at September 30, 2006 from $73.9 million to $76.6 million, representing an increase of $2.8 million or 3.8%; and (ii) a 5% increase in forward spot prices for electricity would result in a decrease in the MTM valuation at September 30, 2006 from $73.9 million to $60.3 million, representing a decrease of $13.6 million or 18.4%, and a 5% decrease in forward spot prices for electricity would result in an increase in the MTM valuation at September 30, 2006 from $73.9 million to $87.5 million, representing an increase of $13.6 million or 18.4%.

This accounting estimate was first implemented for the year ended September 30, 2006.

Changes in accounting policies and recent accounting pronouncements

Universal has not had any changes in accounting policies.

On January 27, 2005, the CICA issued new accounting standards including: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments — Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards are effective for fiscal years beginning on or after October 1, 2006. The impact of implementing these new standards is discussed below.

Other Comprehensive Income

As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheet. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The impact of implementing this new standard will be that Universal will have to record unrealized foreign currency translation amounts from Universal U.S. in "Other Comprehensive Income".

Financial Instruments — Recognition and Measurement

Under the new standards, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost using the effective interest method. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

The impact on Universal's operations of implementing the new standard has been assessed and where necessary appropriate documentation has been developed to meet the requirements of the new Handbook Section. In addition, estimates have been prepared to allow Universal to assess the impact of the new standard on its consolidated financial statements. With respect to natural gas purchases, Universal has analyzed its natural gas supply purchase contracts and has put appropriate documentation in place to evidence the designation of such contracts as normal purchase/sale contracts. As a result, there are no changes required to Universal's consolidated financial statements with respect to the accounting for natural gas purchases. With respect to Electricity Swaps, Universal computes the marked-to-market exposure of all unexpired Electricity Swaps on a monthly basis and has recorded its marked-to-market exposure for the year ended September 30, 2006 in its consolidated financial statements. Therefore, the impact of the new standard on the accounting treatment of Universal's Electricity Swaps has already been included in Universal's consolidated financial statements contained in the Preliminary Prospectus.

Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income. The impact of implementing this new standard is discussed above under "Financial Instruments — Recognition and Measurement".

Financial Instruments

Universal has entered into Electricity Contracts with customers to provide electricity at fixed prices. The Electricity Contracts expose Universal to changes in market prices of electricity and consumption as Universal is obligated to the electricity LDC at the floating rate paid by the LDC for the electricity consumed by its customers. To reduce its exposure to movements in commodity prices arising from the acquisition of electricity at floating or indexed rates, Universal uses electricity derivative financial contracts ("**electricity derivative contracts**"). These electricity derivative contracts are fixed-for-floating swaps whereby Universal agrees with a counterparty (currently Sempra) to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity of electricity for a specified time frame. The cash flow from these contracts is expected to be effective in offsetting Universal's electricity price exposure and serves to fix Universal's acquisition cost of electricity to be delivered under the fixed price customer Electricity Contracts.

These electricity derivative contracts have been accounted for in the financial statements in accordance with Emerging Issue Committee 128 — Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. Unrealized and realized changes in the fair value of the electricity swaps, generally referred to as mark to market gains/(losses), have been recognized as other income/expense in the Consolidated Statement of Operations.

The fair value of derivative financial instruments is the estimated amount that Universal would pay or receive to dispose of these supply contracts in the market in the unlikely event that Universal was required to dispose of its electricity swap contracts. Universal has estimated the value of electricity swap contracts using a discounted cash flow method which employs market forward price curves.

At September 30, 2006, Universal had electricity fixed-for-floating swap contracts in Ontario designated as hedges of Universal's anticipated cost of sales to which it has committed with the following terms:

Notional volumes	2.0 to 40.0 MW/h
Total remaining notional volume	5,037,593 MWh
Maturity dates	October 31, 2006 to December 31, 2011
Fixed price per MWh (in dollars)	$65.85 to $86.69
Fair value	$73,882,339 unfavorable
Notional value	$377,780,000

Gas Contracts are not considered derivative financial instruments.

Risks and uncertainties

See "Risk Factors" for a description of key risks and uncertainties.

Outlook

On the Closing of the Offering and pursuant to the Acquisitions, the Company will purchase all of the issued and outstanding Universal Shares. There will be no operational changes to Universal's business in connection with the transactions relating to the Offering or the Acquisitions. On completion of the Offering, Universal will have no long-term debt and working capital estimated to be in excess of $20 million.

The Operational Margins which Universal has secured with existing customers over the next five-year period are expected to exceed its projected selling and administrative costs and to generate pretax profits. Operational Margins are substantially fixed based on the contracted price in the Energy Contracts against the price payable under the natural gas supply and Electricity Swaps arranged by Universal. Universal must manage natural gas balancing arising from the difference between its hedged supply and actual usage and electricity usage in excess of the amounts that it balances under the Electricity Contracts. Further, it must manage customer attrition to allow it to maintain average Operational Margin per RCE. Management believes that balancing and attrition can be managed so as not to materially affect Operational Margin per RCE. Furthermore, through marketing programs Universal expects to add new customers and accordingly increase its revenues and aggregate Operational Margins. Universal expects that the funding requirements related to new growth including planned expansion into new markets will be funded by cash flow from operations and working capital.

Management's Discussion and Analysis — TGF

This management's discussion and analysis relates to the consolidated financial statements of TGF for the period from the date of incorporation on April 25, 2006 to September 30, 2006, and has been prepared with information available up to and including December 20, 2006. The financial statements of TGF are prepared in accordance with GAAP, which require estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amount of revenue and expenses during the reporting period. Actual results could differ from those estimates as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under "Risk Factors". Certain totals, subtotals and percentages may not reconcile due to rounding.

Overview

TGF was incorporated under the CBCA on April 25, 2006. Through its subsidiary, TGF Opco, TGF is constructing the Belle Plaine Facility in the Rural Municipality of Pense No. 160, near Belle Plaine, Saskatchewan. The Belle Plaine Facility is designed to produce approximately 150 million litres of ethanol annually along with approximately 163,150 tonnes of dried distillers grain. Ethanol is a clean burning, renewable fuel made from agricultural products such as wheat or corn. Distillers grains are a co-product of wheat and corn based ethanol that are used as animal feed. Construction of the Belle Plaine Facility is scheduled to be completed by the end of 2007. TGF intends to sell ethanol to gasoline producers and marketers throughout Canada and the United States, primarily as a gasoline additive. TGF also intends to sell distillers grains to the livestock industry throughout western Canada and the Pacific Northwest. Distribution of the ethanol and distillers grains will primarily be by both rail and truck. The Belle Plaine Facility will require approximately 400,000 metric tonnes of wheat per year in order to produce to its nameplate capacity of 150 million litres of ethanol per year. TGF plans to secure the required wheat through the supply and logistics agency agreement with SWP as well as by contracting to purchase grain directly from local producers.

Selected Consolidated Financial Information

The following selected consolidated financial information has been derived from the historical consolidated financial statements of TGF set out elsewhere in this prospectus. This information should be read in conjunction with the consolidated financial statements of TGF for the period from incorporation on April 25, 2006 to September 30, 2006, together with the notes thereto, included elsewhere in this prospectus.

	April 25, 2006 to September 30, 2006
Interest Income	$ 358,676
Net Earnings	3,961
Total Assets	39,498,715
Shareholders' Equity	35,541,809

Results of Operations

Active production operations have not commenced as TGF is in the construction phase. Construction began in September 2006 and operations are scheduled to commence in December of 2007. Total construction costs incurred to September 30, 2006 are $6,540,338 net of investment tax credits.

For the period from the date of incorporation on April 25, 2006 to September 30, 2006, TGF realized net income of $3,961. TGF earned $358,676 of interest on short term investments and incurred expenses of $352,612. These expenses relate primarily to professional fees and other administration costs not directly attributable to the development and construction of the Belle Plaine Facility. Prior to completion, revenues, if any, generated by TGF will be used to offset construction and development costs.

Liquidity and Capital Resources

Liquidity

At September 30, 2006, TGF had cash and cash equivalents of $29,963,645, which was provided by subscriptions for share capital, less amounts expended on construction and operating costs. Included in cash is restricted cash of $5,000,000 as provided for in the TGF Credit Facility described under "Principal Agreements — Principal Agreements of TGF — TGF Credit Facility". This amount is to be held for cost overruns related to construction of the Belle Plaine Facility and debt servicing shortfalls. Upon the issuance of a certificate of substantial performance related to the Belle Plaine Facility, the restriction will be reduced to $3,000,000 for debt servicing requirements.

Capital Resources

TGF is committed to the construction of the Belle Plaine Facility at an estimated cost of $141,900,000 including working capital requirements. The majority of these costs will be incurred in the construction of the Belle Plaine Facility, being approximately $126,100,000 (after provincial investment tax credits) in accordance with the EPC Contract. The remaining approximately $15,800,000 will be used for associated construction and development costs and working capital as described under "Business of TGF — Design and Construction — Design and Construction Cost Estimate".

Expected source of funds is as follows: (i) $55,000,000 will be in the form of equity, of which TGF has raised $44,393,245 and will raise the balance from proceeds of the exercise of the outstanding TGF Warrants of $5,057,600 and additional committed TGF Opco share subscriptions of $5,549,155, each of which are contingent on the Closing of the Offering; (ii) $50,000,000 from the TGF Credit Facility; and (iii) $40,000,000 from the issuance of TGF Debentures pursuant to the TGF Debenture Purchase Agreement. See "Principal Agreements — Principal Agreements of TGF — TGF Debenture Purchase Agreement".

Contractual Obligations

TGF has entered into the following contractual arrangements:

(a) On September 29, 2006, TGF entered into the EPC Contract with the Contractor to perform and complete all design, engineering, procurement, construction and commissioning work in connection with the development of the Belle Plaine Facility for a sum of $129,800,000 (the "**Contract Price**"), excluding GST but before provincial investment tax credits of approximately $6.63 million. Except as expressly set out in the EPC Contract, any and all expenses incurred by the Contractor related to the construction of the Belle Plaine Facility in excess of the Contract Price are the responsibility of the Contractor. Additionally, the Contractor has guaranteed to TGF that the Belle Plaine Facility will be designed and constructed by the Contractor to meet or exceed certain performance guarantees set out in the EPC Contract. TGF is obligated to pay the Contract Price by progress payments as the work progresses. See "Business of TGF — Design and Construction" for more detailed information regarding the EPC Contract and the total costs to develop the Belle Plaine Facility which are estimated at $141,900,000.

(b) TGF has entered into operating lease arrangements for office space for a five year term expiring July 30, 2011 with payment obligations as set forth below:

As of Sept. 30, 2006	Total	Less than 1 year	1-3 years	4-5 years
Operating Lease	$60,990	$11,770	$25,680	$23,540

(c) TGF has entered into a term sheet for the TGF Credit Facility for up to $50,000,000 with a syndicate of Canadian lenders. The term of the facility is the construction period (up to 16 months) plus a term of up to five years starting the earlier of (i) the date on which a certificate of substantial performance is issued by TGF and the Contractor or (ii) six months from last drawdown (the "**Term Conversion Date**"). Interest only will be charged on the loan during the construction period until the Term Conversion Date. Blended monthly principal and interest payments will be made thereafter sufficient to amortize the loan over 10 years. Interest rates are prime plus 2% during the construction period and prime plus 1% after construction. TGF has the right to convert to a fixed rate.

(d) TGF has also entered into the TGF Debenture Purchase Agreement with a number of private parties providing for the issue of up to $40,000,000 aggregate principal amount of TGF Debentures. The interest rate is 10.5% per annum, compounded annually and payable quarterly. Interest is to be paid quarterly over the first year and quarterly principal and interest payments made beginning on completion of the Belle Plaine Facility in the amount of $24.99 per $1,000 of principal advanced with a lump sum payment of all outstanding amounts payable 60 months after the date of the initial advance. No TGF Debentures were issued as of September 30, 2006.

(e) TGF has entered into the Licence Agreement with Delta-T for a price of approximately $2,900,000 for the right to use in perpetuity its technology for the purpose of construction, operation, enhancement and optimization of the Belle Plaine Facility. The license fee is in addition to the $129,800,000 Contract Price under the EPC Contract.

(f) Subsequent to September 30, 2006, TGF entered into a number of contracts with various growers (the "**Production Contracts**") to purchase wheat at fixed prices. The Production Contracts are for one or two year periods and provide the grower with the option to extend the Production Contract for a further one year term upon proper written notice. Total commitments under these production contracts to December 20, 2006 are:

Contract Term	Quantity	Contract Price
Calendar 2008	51,200 metric tonnes	$6,912,000
Calendar 2009	21,600 metric tonnes	$2,916,000

The Production Contracts also provide the growers with a cash advance option whereby Conexus Credit Union ("**Conexus**") will make cash advances to the grower. On direction by the grower, TGF will repay the cash advances to Conexus upon delivery of wheat to TGF by the grower. Should the grower fail to deliver the wheat as specified in the Production Contract, TGF has guaranteed the payment of any outstanding cash advances plus interest to Conexus. To December 20, 2006, total cash advances under these Production Contracts are $743,350.

(g) On December 5, 2006, TGF entered into the Grain Supply Agreement with SWP for assistance in the procurement and delivery of grain. The Grain Supply Agreement provides that TGF will pay a fee for grain sourced under the Grain Supply Agreement. The Grain Supply Agreement is for a one year term commencing on August 1, 2007 and provides for automatic one year renewal periods unless either party gives proper written notice to terminate the Grain Supply Agreement.

Off Balance Sheet Arrangements

TGF has no off balance sheet arrangements as of September 30, 2006.

Financial Instruments and other Instruments

TGF's financial instruments consist of cash, GST recoverable, investment tax credit receivable and accounts payable and accrued liabilities. Due to the short term maturities associated with these items, their fair value approximates their carrying value.

Transactions with Related Parties

During the period, TGF made the following aggregate payments to companies and entities related to certain shareholders:

General and administrative expenses	$ 39,000
Belle Plaine Facility under development	$6,918,074
Financing fees and share issuance costs	$ 297,000

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. The Belle Plaine Facility development costs reflect amounts paid to September 30, 2006 to certain minority shareholders of TGF (or affiliates of said shareholders), including $6,379,247 paid to the Contractor under the EPC Contract and $500,046 paid to the Contractor under a pre-development agreement that preceded the EPC Contract (certain shareholders of EllisDon and VCM are minority shareholders of TGF).

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management of TGF to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates. As adjustments become necessary, they are reported in income in the period in which they become known. There have been no significant estimates except for amortization policies as set out in Note 1 to TGF's financial statements included elsewhere herein.

Risks and Uncertainties

See "Risk Factors — Risks Related to our Ethanol Business" for a description of key risks and uncertainties affecting TGF's business and operations.

Outlook

TGF entered into a letter agreement with the Contractor on September 12, 2006 and entered into the EPC Contract with the Contractor on September 29, 2006. Construction of the Belle Plaine Facility commenced on September 16, 2006. The Contractor combines the capabilities of EllisDon and its affiliate EllisDon Corporation, one of Canada's largest construction companies, with the local engineering and construction expertise of the Saskatoon based VCM. TGF and the Contractor have agreed to a detailed and time sensitive milestone schedule and TGF will continue to closely monitor construction. Among other things, TGF meets weekly with the Contractor to gauge progress and address issues as they arise. TGF has assembled a team of consultants who are experts in engineering and construction, commodity trading and risk management, as well as various facets of the agricultural industry.

Management of TGF believes that the North American ethanol market presents it with significant growth potential and that TGF will be well positioned to take advantage of future opportunities. The Belle Plaine Facility is strategically located near abundant wheat supplies and has excellent access to utilities and rail and truck transportation routes.

FUNDING, ACQUISITIONS AND RELATED TRANSACTIONS

In connection with the Closing, the following transactions will take place:

(a) The Amalgamation of TGF and TGF Opco to form TGF Amalco will occur.

(b) TGF Amalco will amend its articles to create the TGF New Amalco Shares.

(c) Sempra will subscribe for 1,109,831 TGF Amalco Shares at a price of $5.00 per share for an aggregate subscription price of $5,549,155.

(d) The TGF Debentureholders will exercise their TGF Warrants to acquire 983,111 TGF Amalco Shares at an exercise price of $4.50 per share and 126,720 TGF Amalco Shares at an exercise price of $5.00 per share, for an aggregate exercise price of $5,057,600.

(e) TGF Amalco will complete the TGF Capital Reorganization pursuant to which the TGF Amalco Shares will be exchanged for TGF New Amalco Shares and $31,450,000 principal amount of TGF Notes.

(f) The Company will purchase all of the issued and outstanding TGF New Amalco Shares and TGF Notes from the TGF Existing Securityholders. As consideration for the acquisition of the TGF New Amalco Shares and TGF Notes, the Company will ultimately pay to the TGF Existing Securityholders an aggregate of $31,450,000 in cash and will issue to the TGF Existing Securityholders an aggregate of 8,469,091 Common Shares ($37,825,002 in cash and 7,889,545 Common Shares if the Over-Allotment Option is exercised in full).

(g) The Company will purchase all of the issued and outstanding Universal Shares from the Universal Existing Shareholders. As consideration for the acquisition of the Universal Shares, the Company will ultimately pay to the Universal Existing Shareholders an aggregate of $61,050,000 in cash and will issue to the Universal Existing Shareholders an aggregate of 16,439,999 Common Shares ($73,425,004 in cash and 15,314,999 Common Shares if the Over-Allotment Option is exercised in full).

Acquisition Agreements

The Company, the Existing Shareholders, Universal and TGF will enter into the Acquisition Agreements on or prior to Closing. On the Closing Date, the Company will acquire the Purchased Securities and Universal and TGF Amalco will become wholly-owned subsidiaries of the Company pursuant to the terms and conditions of the Acquisition Agreements.

Consideration

On the Closing Date, (i) the aggregate consideration payable by the Company to the Universal Existing Shareholders for the Universal Shares will consist of 15,314,999 Common Shares and $61,050,000 in cash, and (ii) the aggregate consideration payable by the Company to the TGF Existing Securityholders for the TGF New Amalco Shares and the TGF Notes will consist of 7,889,545 Common Shares and $31,450,000 in cash. In addition, a further $12,375,004 will be payable to the Universal Existing Shareholders and a further $6,375,002 will be payable to the TGF Existing Securityholders within 30 days following Closing. Such amounts are payable in cash or Common Shares (to be issued at the Offering Price) at the option of the Company. To the extent the Over-Allotment Option is exercised, such amounts will be paid in cash. Such amounts will otherwise be satisfied by the issuance of Common Shares (to a maximum of 1,704,546 Common Shares). Accordingly, if the Over-Allotment Option is exercised in full, the aggregate consideration payable to the Universal Existing Shareholders and the TGF Existing Securityholders will consist of 23,204,544 Common Shares and $111,250,006 in cash and if the Over-Allotment Option is not exercised, the aggregate consideration payable to the Universal Existing Shareholders and the TGF Existing Securityholders will consist of 24,909,090 Common Shares and $92,500,000 in cash.

The acquisition of the Purchased Securities by the Company will be effected on a partially tax-deferred basis under the *Income Tax Act* (Canada). Accordingly, the Company's cost for tax purposes of the Purchased Securities will be less than the aggregate purchase price for the Purchased Securities paid to the Existing Shareholders pursuant to the Acquisition Agreements.

Conditions

The completion of the Acquisitions is subject to customary conditions, including: (i) the Offering having been completed; (ii) certain required consents, waivers and releases having been obtained; and (iii) there being no legal impediment to the Acquisitions.

Representations, Warranties, Covenants and Indemnities

The Acquisition Agreements will contain customary representations and warranties and related indemnities from the Existing Shareholders in favour of the Company, including several representations and warranties concerning the Purchased Securities and the Existing Shareholders. The Acquisition Agreements will also contain customary representations and warranties and related indemnities from Universal, TGF and certain of the Existing Shareholders in favour of the Company, including several representations and warranties concerning Universal and TGF, and several representations and warranties from certain of the Existing Shareholders holding 38% of the Purchased Securities that this prospectus contains full, true and plain disclosure of all material facts relating to the Company, Universal, TGF and the Common Shares, and does not contain any "misrepresentation" (as that term is defined in the *Securities Act* (Ontario)).

The total maximum liability of each Existing Shareholder under the Acquisition Agreements in respect of an untrue representation or warranty will be limited, without duplication, to the aggregate net after tax proceeds received by such Existing Shareholder from the sale of its Purchased Securities (including any Common Shares received by such Existing Shareholder, but in such case recourse will be limited to the period of time that such Common Shares remain in escrow pursuant to the Escrow Agreement).

All claims under the representations, warranties and indemnities against the Existing Shareholders under the Acquisition Agreements will be subject to an aggregate deductible of $500,000 and thereafter each set of related claims must reach an aggregate threshold of $100,000 (other than in respect of the ownership of the

Purchased Securities and in certain cases in respect of the representation and warranty of certain Existing Shareholders that this prospectus does not contain a misrepresentation, which will not be subject to any deductible).

The majority of these representations and warranties will survive the Closing for a period of two years, except for: (i) certain limited representations and warranties (including ownership of the Purchased Securities), which will survive indefinitely; (ii) representations and warranties relating to taxation matters, which will survive the Closing for the duration of the applicable reassessment and appeal period; and (iii) the representation and warranty as to the prospectus disclosure, which will survive the Closing for a period of three years and 90 days.

There can be no assurance of recovery by the Company from the Existing Shareholders for breaches of such representations and warranties, given that there can be no assurance that the assets or financial resources of the Existing Shareholders will be sufficient to satisfy such obligations. Investors in the Company will not have a direct statutory right of action against any of the Existing Shareholders for a misrepresentation in this prospectus.

Non-resident Existing Shareholders will be subject to withholding on the disposition of their Purchased Securities and in respect of certain other dispositions. The Company will withhold cash and Common Shares to satisfy its obligations. Upon the satisfaction of certain documentary requirements, the withheld amounts and Common Shares will be released to such non-residents, failing which the Common Shares will be liquidated and the cash and proceeds remitted to the CRA in accordance with applicable law.

If one or both of the Acquisitions do not close, the Company will refund to purchasers the consideration paid in respect of the Common Shares offered under this prospectus.

STRUCTURE OF THE COMPANY

The following chart illustrates the structure of the Company after giving effect to the Offering and the Acquisitions. See "Funding, Acquisitions and Related Transactions" and "Use of Proceeds".



Existing Shareholders
Public Shareholders
69%(1) Common Shares
31%(1) Common Shares
Universal Energy Group Ltd.
100% (TGF New Amalco Shares and TGF Notes)
100% (Universal Shares)
Terra Grain Fuels Inc.(2)(3)
Universal Energy Corporation(3)
100% (Common Shares)
Universal Gas & Electric Corporation(4)

Notes:

(1) If the Over-Allotment Option is exercised in full, the Existing Shareholders will own 64% of the outstanding Common Shares and the public shareholders will own 36% of the outstanding Common Shares.

(2) TGF Amalco will carry on the ethanol business currently carried on by TGF and TGF Opco.

(3) Following Closing, TGF Amalco and Universal intend to form the Universal Partnership to carry on the electricity and natural gas marketing business currently carried on by Universal in Canada.

(4) Universal U.S. will continue to carry on the natural gas marketing business currently carried on by Universal U.S. in Michigan.

PRINCIPAL AGREEMENTS

Principal Agreements of Universal

Amended Gas Purchase Agreement

Universal entered into the Gas Purchase Agreement with Sempra on July 14, 2005. The Gas Purchase Agreement will be amended effective on the Closing Date. Pursuant to the Amended Gas Purchase Agreement, Universal will agree that Sempra will be Universal's exclusive supplier of natural gas, subject to certain limited circumstances.

The Amended Gas Purchase Agreement will set forth procedures pursuant to which Universal shall notify Sempra of the quantity of natural gas that Universal wishes to purchase from Sempra from time to time in order to satisfy the requirements of Universal's customers. For each purchase and sale of natural gas transaction (each a "**Gas Transaction**") that acts as a hedge of Sempra's market price risk with respect to a transaction in respect of natural gas entered into by Sempra with a third party on terms negotiated by Universal with that third party and acceptable to Sempra (a "**Sleeve Transaction**"), the price per GJ is equal to the sum of the following amounts: (i) the fixed price actually paid or received by Sempra per GJ under such Sleeve Transaction (the "**Gas Base Price**"); plus (ii) all actual related risk management and delivery expenses incurred by Sempra with respect to the Gas Transaction or the related Sleeve Transaction, including brokerage commissions, interest costs for required cash margin or other collateral posted in connection with the Gas Transaction or related Sleeve Transaction, costs for breaking and/or replacing any hedge, delivery charges, and similar costs and expenses incurred by Sempra divided by the quantity of natural gas associated with such Gas Transaction to determine the per GJ amount of such costs, expenses and charges; plus (iii) 3% of the Gas Base Price. For each Gas Transaction that does not act as a hedge of Sempra's market price risk with respect to a Sleeve Transaction, Universal must pay a price per GJ that is mutually agreed between Universal and Sempra (provided that when Universal requests that Sempra offer a price quote in respect of such a proposed Gas Transaction, Sempra must act in good faith to offer a commercially reasonable price based on Sempra's assessment of the then prevailing market).

The Amended Gas Purchase Agreement will provide that (except for an aggregate outstanding long position in natural gas maintained by Universal comprised of natural gas purchases with individual tenors of up to five successive years maintained in respect of marketing programs that when aggregated with any such outstanding long positions in natural gas maintained by Universal, Universal U.S. and any other affiliate of Universal, shall not exceed 2.5 billion cubic feet per year), Universal must maintain a matched trading book such that at all times (i) for any fixed price purchase by it of a volume of natural gas, there is a fixed price sale by it of an equal amount of natural gas with the same delivery timing and at either the same delivery point or at another delivery point that is also acceptable (at no additional cost) to the relevant LDC that will be delivering such natural gas to the Universal customers for whom such natural gas was purchased, and (ii) for any floating price purchase by it of a volume of natural gas there is a floating price sale of an equivalent volume of natural gas by it at the same delivery location, with the same delivery timing and with a price based on the same pricing index.

The Amended Gas Purchase Agreement will also provide that Universal may not: (a) directly or indirectly purchase natural gas from any third party except for (i) natural gas purchased from an LDC for balancing purposes, (ii) natural gas purchased as a result of Sempra's failure to meet a delivery obligation, and (iii) natural gas purchased as a result of the occurrence of an event of force majeure, provided that except for fixed price purchases made for the balance of the then current month under the circumstances described in paragraphs (ii) and (iii) above, under no circumstances will Universal be able to purchase natural gas from any third party at a fixed price, and provided further that Universal and Universal U.S. will be able to sell natural gas to the other subject to the terms of the Amended Gas Purchase Agreement; (b) directly or indirectly enter into any swap, option or any other financially or physically settled derivative transaction with any third party; (c) except to the extent expressly permitted by Sempra, directly or indirectly, make or own any investment in any entity, including any joint venture, or acquire, by purchase or otherwise, all or substantially all of the business, property or fixed assets of, or capital stock or other ownership interest of any entity, or any division or line of business of any entity, or acquire any subsidiary, unless immediately prior to making such investment, the amount of margin held by Sempra meets certain stated thresholds; (d) subject to the approval of Sempra, (i) during the first two years following the Closing Date, declare or pay any dividends or return any capital to its shareholders or make any other distribution to its shareholders, or acquire any of its own shares or complete any similar transactions (each a "**Dividend Event**"), and (ii) after the second anniversary of the Closing Date, cause any Dividend Event to occur that would require a payment of an amount of cash, interests or property with a current market value that exceeds 75% of the "free cash" (as defined in the Amended Gas Purchase Agreement) earned by Universal during such year; provided that Universal shall not cause any Dividend Event to occur (1) unless immediately prior to such Dividend Event the amount of margin held by Sempra meets certain stated thresholds, or (2) if a Termination Event (as defined below) has occurred and is continuing under one or more of the Commodity Agreements; (e) except in the limited circumstances permitted by the Amended Gas Purchase Agreement and subject to such agreement, directly or indirectly, enter into any physically settled natural gas sale transaction with any third parties involving a fixed price other than where, prior to or contemporaneously with entering into such transaction, Universal shall enter into a transaction with Sempra that fully hedges the price risk associated with such fixed price transaction such that such transaction with the third party would be profitable to Universal; (f) directly or indirectly sell natural gas to any person (other than persons to which Sempra may agree) that results in such person's natural gas purchases for Universal to be more than (i) 500 GJs for any single day, or (ii) $500,000 in value for any 30 day period, provided that Universal may not sell both gas and electricity to a single user of more than 250 GJs per day and 1.5 MW per hour except as approved in advance by Sempra; (g) directly or indirectly enter into any natural gas sales transactions with any person that consumes more than the maximum daily volume guaranteed by an LDC without the prior approval of Sempra; (h) except to the extent expressly permitted by Sempra, directly or indirectly sell natural gas to a third party other than an LDC or Universal U.S., where all of the ultimate purchaser's purchase price of such natural gas is not fully guaranteed by an LDC; (i) market or enter into financially or physically settled transactions in respect of natural gas or electricity in any jurisdiction without the prior written consent of Sempra other than (i) natural gas and electricity in the province of Ontario, (ii) natural gas in the province of British Columbia, and (iii) natural gas and electricity in the province of Alberta; provided that prior to Universal marketing or entering into financially or physically settled transactions in respect of natural gas and/or electricity in any of Alberta, British Columbia or any other jurisdiction in which Universal is not currently engaged in marketing activity, Universal must obtain Sempra's confirmation that it is satisfied that the regulatory environment in such jurisdiction relating to the retail sale of natural gas and/or electricity, as the case may be, is not materially different than in the jurisdictions in which Universal then-currently does business; (j) enter into financially or physically settled transactions in respect of natural gas or electricity for a fixed price with a term of greater than five years; (k) enter into financially or physically settled transactions in respect of natural gas or electricity as purchaser for a fixed price of greater than $10 per GJ or $100 per MWh; (l) enter into new customer contracts in any contract year in excess of certain stated thresholds; (m) become or remain directly or indirectly liable with respect to any indebtedness, or directly or indirectly create or become liable with respect to any contingent obligation, except to the extent permitted by Sempra; provided that after June 30, 2010, Universal may issue to one third-party that will act as both natural gas supplier and Electricity Swap counterparty to a "new supply affiliate" (being an affiliate of Universal that is not a subsidiary of Universal U.S. that is formed to actively market natural gas and/or electricity to end-use customers, and that actively engages in such marketing, and with which Sempra has no commodity supply or other obligations), a guarantee of any indebtedness which arises under a natural gas supply and Electricity Swap arrangement with such third-party, subject to the satisfaction of certain conditions; (n) except to the extent permitted by Sempra, directly or indirectly create, incur, assume or permit to exist any lien on or with respect to any property or asset of any kind of Universal, or any income or profits therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any lien with respect thereto, except as otherwise permitted therein; (o) except to the extent permitted by Sempra, enter into any agreement prohibiting the creation or assumption of any lien upon any of its properties or assets, except as otherwise permitted therein; (p) alter its corporate, capital or legal structure (other than to establish a subsidiary in connection with an investment), or enter into any transaction of merger or consolidation, or liquidate, wind-up or dissolve itself, or convey, sell, lease or sub-lease, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, property or assets, without the consent of Sempra; and (q) enter into any natural gas sale transaction if, after giving effect to the hedge transaction that would be required in order to hedge the price risk associated with the natural gas sale transaction, the notional exposure amount (as determined in accordance with the formula contained in the Amended Gas Purchase Agreement) would equal or exceed $2,250,000,000.

Commencing on the second annual anniversary of the Closing Date, and on the first business day of each calendar month occurring thereafter (each such day a "**Margin Determination Day**"), Universal will deliver to any bank account that Sempra designates from time to time by wire transfer of immediately available funds, an amount in cash equal to any "**Required Margin Amount**", which is any amount by which the Current Margin Requirement (as defined in the Amended Gas Purchase Agreement) exceeds the aggregate amount of cash margin previously delivered by Universal to Sempra that Sempra has not returned to Universal (the "**Held Margin Amount**"), as calculated by Sempra. If on any Margin Determination Day, the Held Margin Amount exceeds Universal's Current Margin Requirement, Sempra will, on such day, return any such excess amount in cash to an account maintained in the name of Universal but subject to the control of Sempra (the "**Blocked Account**"). Sempra will hold all cash delivered by Universal in respect of Universal's Current Margin Requirement as margin collateral in accordance with the terms of the security agreement to be entered into between Universal and Sempra. In accordance with the security agreement, Universal will grant to Sempra a lien and security interest in all such margin collateral and all such margin collateral shall constitute collateral to secure the secured obligations of Universal to Sempra.

The Amended Gas Purchase Agreement will enumerate certain conditions and events with respect to each of Universal and Sempra that will constitute a termination event (each a "**Termination Event**"), including the following: (i) a change in control of Universal occurs; (ii) Universal and/or any affiliate of Universal (other than TGF Amalco, any subsidiary of TGF Amalco or any shareholder of the Company), shall, in the aggregate, without the prior consent of Sempra, make direct or indirect contributions to, or investments in, TGF Amalco or any subsidiary of TGF Amalco, in an aggregate amount exceeding $20,000,000; (iii) Sempra shall not be permitted to appoint a director to the board of directors of Universal; and (iv) a default in the performance by Universal of any term, covenant or agreement contained in such agreement. Upon the occurrence of a Termination Event, the non-defaulting party has the right to immediately, for so long as the Termination Event is continuing: (a) suspend its performance under natural gas purchase and sale transactions then outstanding; or (b) liquidate and terminate the natural gas purchase and sale transactions then outstanding and accelerate the payment of any amounts due. Upon any such liquidation and termination, the non-defaulting party must calculate a net settlement amount in accordance with the formula to be contained in the Amended Gas Purchase Agreement. The party with the net settlement amount payment obligation must pay such amount to the other party within one business day of receipt from the non-defaulting party of notice of such calculation.

If Sempra defaults in its obligations to deliver natural gas to Universal, or if Universal defaults in its obligation to accept delivery of natural gas, subject to force majeure, the Amended Gas Purchase Agreement will contain provisions requiring the payment of various amounts by the non-performing party to the performing party. The remedy of liquidation and termination described above is not available when the Termination Event is a failure to deliver or receive natural gas and the non-performing party pays any sum due by it in accordance with the Amended Gas Purchase Agreement.

The obligation of Sempra and Universal to enter into Gas Transactions will terminate on the earlier of (a) June 30, 2010, and (b) the date of termination, liquidation and settlement by the non-defaulting party after the occurrence of a Termination Event. It will be a condition to Sempra's obligation to enter into the Amended Gas Purchase Agreement that it shall have the right to appoint one director to the Board of the Company during the term of the New Commodity Agreements. The right will be included in the articles of the Company through the issue to Sempra of a special share (which will have no other rights attached to it) or in a manner otherwise acceptable to Sempra. Subject to the terms of the Amended Gas Purchase Agreement, the remaining terms of the agreement will remain in full force and effect until the satisfaction by both parties of all of their respective obligations thereunder and in respect of all Gas Transactions entered into thereunder.

Universal U.S. Gas Purchase Agreement

Universal U.S. will enter into the Universal U.S. Gas Purchase Agreement with Sempra as of the Closing Date. Pursuant to the Universal U.S. Gas Purchase Agreement, Universal U.S. will agree that Sempra will be Universal U.S.'s exclusive supplier of natural gas, subject to certain limited circumstances. The terms and conditions of the Universal U.S. Gas Purchase Agreement will be the same as the terms and conditions of the Amended Gas Purchase Agreement described above in all material respects, including in respect of the terms on which purchases and sales of natural gas will occur between Universal U.S. and Sempra, the affirmative and negative covenants to be given by Universal U.S. in favour of Sempra, and the termination and liquidation provisions.

Amended Electricity Swap Agreement

Universal entered into the Electricity Swap Agreement with Sempra on July 14, 2005. The Electricity Swap Agreement will be amended effective on the Closing Date. Pursuant to the Amended Electricity Swap Agreement, Universal will agree that it will enter into Electricity Swaps with Sempra on an exclusive basis.

The Amended Electricity Swap Agreement will set forth procedures pursuant to which Universal may request that Sempra enter into an Electricity Swap with Universal in respect of a specific quantity of electricity and with a term specified by Universal. The "floating price" for each Electricity Swap, unless otherwise agreed by Universal and Sempra, will be the hourly Ontario energy price published by the Ontario Independent Electricity System Operator, subject to certain exceptions that will be enumerated in the Amended Electricity Swap Agreement. For each Electricity Swap that acts as a hedge of Sempra's market price risk with respect to a swap transaction entered into by Sempra with a third party on terms negotiated by Universal with that third party and acceptable to Sempra (a "**Sleeve Transaction**"), the "fixed price" per MWh is equal to the sum of the following amounts: (i) the fixed price actually paid or received by Sempra, per MWh, under such Sleeve Transaction (the "**Base Price**"); plus (ii) all actual related risk management expenses incurred by Sempra with respect to the Electricity Swap or the related Sleeve Transaction, including brokerage commissions, interest costs for required cash margin or other collateral posted in connection with the Electricity Swap or the related Sleeve Transaction, costs for breaking and/or replacing any hedge, and similar costs and expenses incurred by Sempra divided by the notional contract quantity of electricity associated with such Electricity Swap to determine the per MWh amount of such costs, expenses and charges; plus (iii) 3% of the Base Price. For each Electricity Swap that does not act as a hedge of Sempra's market price risk with respect to a Sleeve Transaction, Universal shall pay a price per MWh that is mutually agreed to between Universal and Sempra (provided that when Universal requests that Sempra offer a price quote in respect of such a proposed Electricity Swap, Sempra must act in good faith to offer a commercially reasonable price based on Sempra's assessment of the then prevailing market).

The Amended Electricity Swap Agreement will provide that (except for any aggregate outstanding long financial or physical position in electricity maintained by Universal comprised of Electricity Swaps with terms of up to five successive years maintained in respect of marketing programs that when aggregated with any such outstanding long positions in electricity similarly maintained by any affiliate of Universal shall not exceed 2,000,000 MWhs per year), Universal must maintain a matched trading book such that at all times for any notional contract quantity of electricity that is the subject of the Electricity Swap in respect of which Universal is paying a fixed price there is a sale by Universal to customers of an equal quantity of electricity at a price higher than the relevant fixed price, and with an equivalence between the projected quantity of electricity to be delivered under such customer contracts and the notional contract quantity of electricity that is the subject of such Electricity Swap.

The Amended Electricity Swap Agreement will also provide that Universal may not: (a) directly or indirectly purchase electricity from any third party other than through the IESO administered market and the amount of electricity purchased by Universal from the IESO administered market shall equal the amount of electricity required to be supplied by Universal to its customers, (b) directly or indirectly enter into any swap, option or other financially or physically settled derivative transaction with any third party except with the consent of Sempra; (c) except to the extent expressly permitted by Sempra, directly or indirectly, make or own any investment in any entity, including any joint venture, or acquire, by purchase or otherwise, all or substantially all of the business, property or fixed assets of, or capital stock or other ownership interest of any entity, or any division or line of business of any entity, or acquire any subsidiary, unless immediately prior to making any such investment, the amount of margin held by Sempra meets certain stated thresholds; (d) subject to the approval of Sempra, (i) during the first two years following the Closing Date, declare or pay any dividends or return any capital to its shareholders or make any other distribution to its shareholders, or acquire any of its own shares or complete any similar transactions (each a "**Dividend Event**"), and (ii) after the second annual anniversary of the Closing Date, cause any Dividend Event to occur that would require a payment of an amount of cash, interests or property with a current market value that exceeds 75% of the "free cash" (as defined in the Amended Electricity Swap Agreement) earned by Universal during such year; provided that Universal shall not cause any

Dividend Event to occur (1) unless immediately prior to such Dividend Event the amount of margin held by Sempra meets certain stated thresholds, or (2) if a Contract Termination Event (as defined below) has occurred and is continuing under one or more of the Commodity Agreements; (e) directly or indirectly enter into any physically-settled electricity sale transaction with any third parties involving a fixed price other than where, prior to or contemporaneously with entering into any such transaction, Universal shall enter into a transaction with Sempra that fully hedges the price risk associated with such fixed price transaction such that such transaction with a third party will be profitable to Universal; (f) directly or indirectly enter into any electricity sale transaction with any entity (other than those entities to which Sempra may agree) that results in Universal fixing the price of such entities' electricity purchases in respect of more than (i) three MW per hour for any day, or (ii) $500,000 in value for any 30 day period; provided that Universal may not sell both natural gas and electricity to a single user of more than 250 GJs per day and 1.5 MW per hour, except as approved in advance by Sempra; (g) enter into any transaction in respect of electricity with a customer if after giving effect to the Electricity Swap that would be required in order to hedge the price risk associated with such transaction, the notional exposure amount (as determined in accordance with the formula contained in the Amended Electricity Swap Agreement) would equal or exceed $2,250,000,000; (h) directly or indirectly enter into any physically settled electricity sales transactions with any person that consumes more than the maximum daily volume guaranteed by an LDC without the prior approval of Sempra; (i) except to the extent expressly permitted by Sempra, directly or indirectly enter into or remain a party to any electricity sale transaction with a third party other than an LDC where such third party's purchase price of such electricity is not fully guaranteed by an LDC; (j) market or enter into financially or physically settled transactions in respect of natural gas or electricity in any jurisdiction without the prior written consent of Sempra other than (i) natural gas and electricity in the province of Ontario, (ii) natural gas in the province of British Columbia, and (iii) natural gas and electricity in the province of Alberta; provided that prior to Universal marketing or entering into financially or physically settled transactions in respect of natural gas and/or electricity in any of Alberta, British Columbia or any other jurisdiction in which Universal is not currently engaged in marketing activity, Universal must obtain Sempra's confirmation that it is satisfied that the regulatory environment in such jurisdiction relating to the retail sale of natural gas and/or electricity, as the case may be, is not materially different than in the jurisdictions in which Universal then-currently does business; (k) enter into financially or physically settled transactions in respect of natural gas or electricity for a fixed price with a term of greater than five years; (l) enter into financially or physically settled transactions in respect of natural gas or electricity as purchaser for a fixed price of greater than $10 per GJ or $100 per MWh; (m) enter into new customer contracts in any contract year in excess of certain stated thresholds; (n) become or remain directly or indirectly liable with respect to any indebtedness, or directly or indirectly create or become liable with respect to any contingent obligation, except to the extent permitted by Sempra; provided that after June 30, 2010, Universal may issue to one third-party that will act as both natural gas supplier and Electricity Swap counterparty to a "new supply affiliate" (being an affiliate of Universal that is not a subsidiary of Universal U.S. that is formed to actively market natural gas and/or electricity to end-use customers, and that actively engages in such marketing, and with which Sempra has no commodity supply or other obligations), a guaranty of any indebtedness which arises under a natural gas supply and Electricity Swap arrangement with such third-party, subject to the satisfaction of certain conditions; (o) except to the extent permitted by Sempra, directly or indirectly create, incur, assume or permit to exist any lien on or with respect to any property or asset of any kind of Universal, or any income or profits therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any lien with respect thereto, except as otherwise permitted therein; (p) except to the extent permitted by Sempra, enter into any agreement prohibiting the creation or assumption of any lien upon any of its properties or assets, except as otherwise permitted therein; and (q) alter its corporate, capital or legal structure (other than to establish a subsidiary in connection with an investment), or enter into any transaction of merger or consolidation, or liquidate, wind-up or dissolve itself, or convey, sell, lease or sub-lease, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, property or assets, without the consent of Sempra.

Commencing on the second annual anniversary of the Closing Date, and on the first business day of each calendar month occurring thereafter (each such day a "Margin Determination Day"), Universal will deliver to any bank account that Sempra designates from time to time by wire transfer of immediately available funds, an amount in cash equal to any "Required Margin Amount", which is any amount by which the Current Margin Requirement (as defined in the Amended Electricity Swap Agreement) exceeds the aggregate amount of cash margin previously delivered by Universal to Sempra that Sempra has not returned to Universal (the "Held Margin Amount"), as calculated by Sempra. If on any Margin Determination Day, the Held Margin Amount exceeds Universal's Current Margin Requirement, Sempra will, on such day, return any such excess amount in cash to a Blocked Account. Sempra will hold all cash delivered by Universal in respect of Universal's Current Margin Requirement as margin collateral in accordance with the terms of the security agreement to be entered into between Universal and Sempra. In accordance with the security agreement, Universal will grant to Sempra a lien and security interest in all such margin collateral and all such margin collateral shall constitute collateral to secure the secured obligations of Universal to Sempra.

The Amended Electricity Swap Agreement will enumerate certain conditions and events with respect to each of Universal and Sempra that will constitute a termination event (each a "**Contract Termination Event**"), including the following: (i) a change in control of Universal occurs; (ii) Universal and/or any affiliate of Universal (other than TGF Amalco, any subsidiary of TGF Amalco or any shareholder of the Company), shall, in the aggregate, without the prior consent of Sempra, make direct or indirect contributions to, or investments in, TGF Amalco or any subsidiary of TGF Amalco, in an aggregate amount exceeding $20,000,000; (iii) Sempra shall not be permitted to appoint a director to the board of directors of Universal; and (iv) a default in the performance by Universal of any term, covenant or agreement contained in such agreement. Upon the occurrence of a Contract Termination Event, the non-defaulting party has the right to immediately, for so long as the Contract Termination Event is continuing: (a) suspend its performance under Electricity Swaps then outstanding; or (b) liquidate and terminate the Electricity Swaps then outstanding and accelerate the payment of any amounts due. Upon any such liquidation and termination, the non-defaulting party must calculate a net settlement amount in accordance with the formula to be contained in the Amended Electricity Swap Agreement. The party with the net settlement amount payment obligation must pay such amount to the other party within one business day of receipt from the non-defaulting party of notice of such calculation.

The obligation of Sempra and Universal to enter into Electricity Swaps will terminate on the earlier of (a) June 30, 2010, and (b) the date of termination, liquidation and settlement by the non-defaulting party after the occurrence of a Contract Termination Event. It will be a condition to Sempra's obligation to enter into the Amended Electricity Swap Agreement that it shall have the right to appoint one director to the Board of the Company during the term of the New Commodity Agreements. The right will be included in the articles of the Company through the issue to Sempra of a special share (which will have no other rights attached to it) or in a manner otherwise acceptable to Sempra. Subject to the terms of the Amended Electricity Swap Agreement, the remaining terms of the agreement will remain in full force and effect until the satisfaction by both parties of all of their respective obligations thereunder and in respect of all Electricity Swaps entered into thereunder.

Security Agreements

Universal's obligations to Sempra under the Amended Gas Purchase Agreement and the Amended Electricity Swap Agreement will be secured under a security agreement by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. Universal U.S.'s obligations to Sempra under the Universal U.S. Gas Purchase Agreement will be secured under a security agreement by the grant of a first priority security interest on substantially all of Universal U.S.'s current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. Sempra's security interests under the security agreements will not extend to the assets of the Company or TGF Amalco except the interest of TGF Amalco in the Universal Partnership. In addition, all payments received by Universal and Universal U.S. from their respective customers and LDCs will be paid to a specified lock box or by wire transfer to Blocked Accounts, from which amounts will first be paid to Sempra in satisfaction of payments due to Sempra pursuant to the New Commodity Agreements, as applicable, and all excess amounts will then be paid to Universal and Universal U.S., as applicable.

On the Closing Date the Company will provide an unlimited guarantee to Sempra covering all past, present and future indebtedness and liabilities of Universal and Universal U.S. to Sempra including, without limitation, under the New Commodity Agreements and any other documents to which Universal or Universal U.S. is a party, and the Company will enter into a securities pledge agreement pursuant to which it will pledge all of the shares of Universal owned by it in support of such guarantee. In addition, on the Closing Date Universal will provide an unlimited guarantee to Sempra covering all past, present and future indebtedness and liabilities of Universal U.S. to Sempra including, without limitation, under the Universal U.S. Gas Purchase Agreement and any other documents to which Universal U.S. is a party, and Universal will enter into a securities pledge agreement pursuant to which it will pledge all of the shares of Universal U.S. owned by it in support of such guarantee.

Services Agreement and Termination Agreement

Universal entered into the Services Agreement with Sempra, Silverco and Gasco as of July 14, 2005 pursuant to which each of Sempra, Silverco and Gasco provide certain services to Universal relating to the conduct of its retail electricity and natural gas marketing business.

Universal, Sempra, Silverco, Gasco and UEC Distributors (as agent) entered into the Termination Agreement as of September 30, 2006 pursuant to which Universal, Sempra, Silverco and Gasco agreed to terminate the Services Agreement at no cost to Universal effective as of September 30, 2006 contingent upon the Closing of the Offering and the Acquisitions. If the Closing Date does not occur by February 28, 2007, the Termination Agreement will terminate.

Upon termination of the Services Agreement, Universal, Sempra, Silverco and Gasco will not have any right or claim against the other under the Services Agreement, and Universal will release and discharge Sempra, Silverco and Gasco, and Sempra, Silverco and Gasco will release Universal, from all claims or demands with respect to the Services Agreement.

Principal Agreements of TGF

EPC Contract

TGF, the Contractor and EllisDon entered into the EPC Contract as of September 29, 2006. Pursuant to the EPC Contract, TGF retained the Contractor to perform and complete all design, engineering, procurement, construction and commissioning work in connection with the development of the Belle Plaine Facility, including the provision of all (i) design and engineering services (through the Contractor and sub-consultants), (ii) machinery, equipment, materials and other goods required for the performance and completion of the Belle Plaine Facility, (iii) temporary structures and other facilities required for the proper and safe performance and completion of the Belle Plaine Facility, (iv) construction plant, equipment, machinery, tools, vehicles and other things that are required to be employed by the Contractor or by a sub-contractor to perform and complete the work required to construct the Belle Plaine Facility, (v) management, supervision, labour and overhead requirements, and (vi) other goods, services and things that are necessary or incidental to the completion of the Belle Plaine Facility. Delta-T has agreed to provide engineering and other services related to the construction of the Belle Plaine Facility based on Delta-T's proprietary technology under a subcontract with the Contractor on the condition that TGF enters into the Licence Agreement. The Contractor has agreed to substantially complete the design, engineering, procurement, construction and commissioning of the Belle Plaine Facility by December 14, 2007. In consideration for the performance and completion of its work, TGF will pay the Contractor $129,800,000 (plus applicable taxes) (the "**Contract Price**"), subject to adjustment in certain limited circumstances. Except as expressly set out in the EPC Contract, any and all costs and expenses incurred by the Contractor relating to the construction of the Belle Plaine Facility in excess of the Contract Price are the responsibility of the Contractor. TGF is obligated to pay the Contract Price by progress payments as the work progresses.

EllisDon has guaranteed the prompt performance and observance of the covenants, agreements, undertakings and obligations of the Contractor contained in the EPC Contract, including the Contractor's indemnity obligations and the Contractor's compliance with its warranty and performance guarantee obligations. Under the EPC Contract, the Contractor has warranted that the Belle Plaine Facility will comply with the requirements of the EPC Contract and related agreements and documents, applicable laws, permits and codes, and will be and will remain free from defects and deficiencies in workmanship and materials appearing within a period expiring 12 months after substantial completion of the Belle Plaine Facility. The Contractor is also responsible for repairing or correcting any defects or deficiencies in the design or engineering services provided by it, provided such defect or deficiency has manifested itself within a period expiring 12 months after the substantial completion of the Belle Plaine Facility. The Contractor has guaranteed to TGF that the Belle Plaine Facility will be designed and constructed by the Contractor to meet or exceed certain performance guarantees set out in the EPC Contract. In the event that the Belle Plaine Facility fails to meet the performance guarantees, and the Contractor does not correct any defect or deficiency in the Belle Plaine Facility and cause the Belle Plaine Facility to achieve the performance guarantees within a specified time period, the Contractor is obligated to pay to TGF certain liquidated damages to a maximum of $2,900,000.

Licence Agreement

TGF entered into the Licence Agreement with Delta-T on October 22, 2006. Pursuant to the Licence Agreement, Delta-T has granted to TGF a non-exclusive, fully paid-up, non-transferable right to use in perpetuity Delta-T's technology solely for the purposes of the construction, building and ongoing operation of the Belle Plaine Facility, and the repair, maintenance, optimization or enhancement of the Belle Plaine Facility. At such time as (i) TGF has paid the Contractor all amounts due to it under the EPC Contract, (ii) the EPC Contract is terminated (A) due to breach by the Contractor or bankruptcy of the Contractor, or (B) due to a force majeure event affecting the Contractor, or (iii) the EPC Contract remains in effect, has not been completed for reasons other than the fault of TGF so that all amounts have not yet become due under the EPC Contract, but the Belle Plaine Facility is capable of operating for commercial purposes, the licence rights granted by Delta-T to TGF become irrevocable. Unless and until the licence becomes irrevocable, at the option of Delta-T, the licence terminates (i) upon termination of the EPC Contract by TGF for convenience, (ii) upon termination of the EPC Contract by TGF for any reason other than a breach by the Contractor resulting from a breach by Delta-T of its subcontract with the Contractor, or (iii) upon termination of the subcontract between Delta-T and the Contractor for any reason other than breach by Delta-T. In the case of termination of the EPC Contract by TGF, Delta-T has agreed to negotiate in good faith with TGF to enter into a contract to complete the services remaining to be performed by Delta-T under its subcontract with the Contractor, provided that all breaches by the Contractor are first cured, and upon entering into such a contract the licence continues in full force and effect. Notwithstanding the foregoing, TGF has the right at any time, including upon the termination of the licence, however caused, to pay to Delta-T all sums due to Delta-T for the licence owing under the EPC Contract in order to make the licence rights irrevocable.

TGF Credit Facility

In July 2006, TGF entered into a term sheet for the TGF Credit Facility with a syndicate of Canadian lenders providing for a $50 million loan to assist with the financing of the construction and operation of the Belle Plaine Facility. Security for the TGF Credit Facility includes a first priority security interest and charge on all assets and undertakings of TGF, plus a general security interest on all other current and after acquired assets. During construction of the Belle Plaine Facility, interest on the TGF Credit Facility is a floating rate of the lead lender's prime rate plus 2%. After construction, interest on the TGF Credit Facility will vary between a floating rate of the lead lender's prime rate plus 1% and fixed rate terms based on Canadian bid bond rates plus 225 basis points, with TGF having the right, but not the obligation, to convert the interest rate from a floating rate to a fixed rate. Interest rates will be reviewed at the time of each annual review of the loan. TGF is only required to make interest payments on the TGF Credit Facility until the earlier of (i) the date that a certificate of substantial performance is issued in respect of the Belle Plaine Facility, and (ii) the date that is six months following the last drawdown under the loan (the "**Term Conversion Date**"). Following the Term Conversion Date, the loan is repayable in equal and consecutive blended instalments of principal and interest calculated and payable monthly in such amount as is sufficient to repay the loan over the remaining amortization period of ten years. TGF must repay all principal and interest outstanding on the loan on the date that is five years after the Term Conversion Date. The TGF Credit Facility is subject to customary terms and conditions, including limits on incurring additional indebtedness or granting encumbrances without the consent of the lenders and compliance with certain financial covenants. The TGF Credit Facility restricts the ability of TGF to declare or pay any dividends to the holders of its securities if TGF is in default or if such dividend would place TGF in default of any of its covenants under the TGF Credit Facility. As at December 20, 2006, no funds had been drawn down under the TGF Credit Facility. Management of TGF anticipates that TGF will not need to draw on the TGF Credit Facility until approximately the second calendar quarter of 2007.

TGF Debenture Purchase Agreement

On August 25, 2006, TGF entered into the TGF Debenture Purchase Agreement with the TGF Debentureholders for the purchase and sale of up to $40 million aggregate principal amount of TGF

Debentures. Pursuant to the TGF Debenture Purchase Agreement, the TGF Debentureholders have severally agreed to purchase the TGF Debentures up to their respective commitment amounts from time to time in accordance with the provisions contained in the TGF Debenture Purchase Agreement, including the satisfaction of all conditions precedent to the purchase and sale of TGF Debentures thereunder. The proceeds realized by TGF in connection with the issue and sale of TGF Debentures must be used to assist in financing the construction and testing of its Belle Plaine Facility and related costs and expenses. Security for the TGF Debentures includes a security interest in all of TGF's present and after acquired property of whatever nature and kind, second in priority to the security interest of TGF's lenders under the TGF Credit Facility. The TGF Debentures bear interest from the dates on which such TGF Debentures are issued at the rate of 10.5% per annum payable on the first day of each calendar quarter commencing on the first calendar quarter following the first date on which TGF Debentures are issued and sold by TGF to the TGF Debentureholders (the "**Initial Purchase Date**"). Principal payments commence on the first day of the calendar quarter following the earlier of: (a) the date on which the completion certificate of the independent engineer in respect of the Belle Plaine Facility is delivered; and (b) August 25, 2008 (the "**Principal Payment Commencement Date**"). On the Principal Payment Commencement Date and on the first day of each of the following calendar quarters to and including the first day of the calendar quarter immediately preceding the date that is 60 months from the Initial Purchase Date (the "**Maturity Date**"), TGF shall pay each TGF Debentureholder an amount equal to $24.99 per $1,000 original principal amount of TGF Debentures held by such TGF Debentureholder. On the Maturity Date, TGF must repay to each TGF Debentureholder all remaining outstanding principal, interest and other amounts owing in respect of the TGF Debentures. The TGF Debentures are subject to customary terms and conditions, including limits on incurring additional indebtedness or granting encumbrances without the consent of the TGF Debentureholders and compliance with certain financial covenants. The TGF Debenture Purchase Agreement provides that without the prior consent of certain of the TGF Debentureholders, TGF cannot make any payment or declaration of payment of any dividends or other distributions on any of its shares. As at December 20, 2006, no TGF Debentures have been issued. Management anticipates that the Initial Purchase Date will be in the first calendar quarter of 2007.

In addition, the TGF Debentureholders were issued the TGF Warrants exercisable to purchase, in the aggregate, 10% of the fully diluted equity of TGF (which calculation includes any additional equity issued by TGF from time to time subsequent to the issuance of the TGF Warrants). The TGF Debentureholders will exercise their TGF Warrants and acquire TGF Amalco Shares in connection with the Closing of the Offering. See "Funding, Acquisitions and Related Transactions".

TGF and two of TGF's direct or indirect principal shareholders (the "**TGF Parties**") provided an undertaking and agreement dated August 25, 2006 in favour of two of the TGF Debentureholders (the "**ROFR Holders**") pursuant to which the TGF Parties granted the ROFR Holders a right of first refusal (the "**Debt ROFR**") to extend subordinated debt financing in connection with any additional ethanol development (a "**New Facility**") that may in the future be undertaken by TGF or its affiliates (which includes the TGF Parties), that is funded with a combination of third party debt and equity. In the event that one or more of the TGF Parties (or an affiliate of one or more of the TGF Parties) intends to seek subordinated debt financing in connection with a New Facility, the TGF Parties must offer or will cause the applicable affiliate to offer such subordinated debt financing opportunity to the ROFR Holders and must stipulate all relevant terms on which such investment will be made (the "**Proposed Terms**"). The ROFR Holders will have 10 days within which to accept or reject the Proposed Terms. If the ROFR Holders do not agree to provide the subordinated debt financing on the Proposed Terms, the TGF Party (or its affiliate, as applicable) may obtain such subordinated debt financing from a third party on the Proposed Terms. The Debt ROFR is in effect until August 25, 2011.

RETAINED INTEREST

Following the completion of the Acquisitions and this Offering, the Existing Shareholders will collectively beneficially own, directly or indirectly, or exercise control or direction over, approximately 69% of the issued and outstanding Common Shares (64% if the Over-Allotment Option is exercised in full), which includes the approximately 43% of the issued and outstanding Common Shares that will be beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the executive officers of the Company (40% if the Over-Allotment Option is exercised in full).

DIVIDEND POLICY

The Company has not paid any dividends on its Common Shares and currently intends to reinvest any earnings to fund the development and growth of its business. Any future payments of dividends will be at the discretion of the Board of Directors and will depend on the financial condition, capital requirements and earnings of the Company as well as any other factors it may deem relevant. The Company's articles do not contain any restrictions on the payment of dividends.

The TGF Credit Facility restricts the ability of TGF to declare or pay any dividends to the holders of its securities if TGF is in default or if such dividend would place TGF in default of any of its covenants under the TGF Credit Facility. See "Principal Agreements — Principal Agreements of TGF — TGF Credit Facility". The TGF Debenture Purchase Agreement provides that without the prior consent of certain of the TGF Debentureholders, TGF cannot make any payment or declaration of payment of any dividends or other distributions on any of its shares. See "Principal Agreements — Principal Agreements of TGF — TGF Debenture Purchase Agreement".

Each of the New Commodity Agreements will also contain restrictions on the ability of Universal and Universal U.S., as applicable, to pay dividends. For a description of these restrictions, see "Principal Agreements — Principal Agreements of Universal — Amended Gas Purchase Agreement", "— Universal U.S. Gas Purchase Agreement" and "— Amended Electricity Swap Agreement".

USE OF PROCEEDS

The net proceeds from the issuance of the Common Shares is estimated to be approximately $115,000,007 after deducting the fees payable to the Underwriters and the expenses of the Offering estimated at $2,500,000. If the Over-Allotment Option is exercised in full, the net proceeds from the issuance of the Common Shares is estimated to be approximately $132,625,012 after deducting the fees payable to the Underwriters and the expenses of the Offering. Approximately $92,500,000 of the gross proceeds of the Offering, together with 24,909,090 Common Shares (with a deferred purchase price of $18,750,006 outstanding), will be used by the Company to acquire the Purchased Securities. The remaining $32,500,007 of the gross proceeds of the Offering will be used by the Company to pay the expenses of the Offering and for working capital and general corporate purposes. If the Over-Allotment Option is exercised, the Company will use the additional net proceeds towards satisfying the deferred purchase price for the Purchased Securities in lieu of issuing the up to 1,704,546 Common Shares that would otherwise be issuable. See "Funding, Acquisitions and Related Transactions" and "Plan of Distribution".

DIRECTORS AND OFFICERS

The Company's Board of Directors will initially consist of eight directors, five of whom will be "independent" (within the meaning of applicable securities laws). The Board of Directors is currently comprised of Messrs. Gary Drummond, Mark Silver and Tim LaFrance. At Closing, Messrs. Frank Klees, Barry Tissenbaum and George Krieser and Ms. Janet Wightman and Ms. Christine Cantor will be appointed as additional Board members. The term of office for each of the directors will expire at the time of the next annual meeting of the shareholders of the Company. Following the completion of the Acquisitions and this Offering, the executive officers and directors of the Company will collectively beneficially own, directly and indirectly, or exercise control or direction over, a total of 15,502,140 Common Shares, representing approximately 43% of the Common Shares (14,434,225 Common Shares, representing approximately 40% of the Common Shares, if the Over-Allotment Option is exercised in full).

The following table sets forth the names, municipalities of residence, positions held with the Company, principal occupations, and other information for the current directors and executive officers of the Company.

Name and Municipality of Residence	Director of the Company Since	Position with the Company	Principal Occupation if Different from Position Held
Gary J. Drummond . . . . . . Nassau, Bahamas	November 1, 2006	Executive Chairman and Director	Consultant
Mark L. Silver . . . . Toronto, Ontario	November 1, 2006	President, Electricity and Gas Marketing and Director	President of Universal
Tim J. LaFrance . . . . Calgary, Alberta	November 1, 2006	President, Terra Grain Fuels and Director	President and Chief Executive Officer of TGF
Stephen Plummer . . . . Thornhill, Ontario	n/a	Chief Financial Officer	Chief Financial Officer of Universal
Nino C. Silvestri . . . . Oakville, Ontario	n/a	Chief Operating Officer, Electricity and Gas Marketing	Chief Operating Officer of Universal

In addition, the following individuals, each of whom is independent of the Company, will be appointed as directors of the Company prior to or concurrent with the Closing:

Name and Municipality of Residence	Position with the Company	Principal Occupation if Different from Position Held
Frank F. Klees . . . . Aurora, Ontario	Director	Member of Provincial Parliament (Ontario)
Janet Wightman . . . . Regina, Saskatchewan	Director	President and Chief Executive Officer, Victoria Park Capital Inc.
Barry A. Tissenbaum . . . . Toronto, Ontario	Director	Consultant
George Krieser . . . . Toronto, Ontario	Director	President, Total Credit Recovery Limited
Christine M. Cantor . . . . Stamford, Connecticut	Director	Senior Vice-President, Sempra Energy Trading Corp.

Mr. Klees, Mr. Tissenbaum, Mr. Krieser, Ms. Wightman and Ms. Cantor are not currently directors of the Company but will be appointed to the Board of Directors prior to the Closing of this Offering. The Company believes that they do not have any statutory liability for this prospectus under provincial and territorial securities laws as they are not directors of the Company at the time of the filing of this prospectus.

In connection with the entering into of the New Commodity Agreements Sempra will be granted the right to appoint one director to the Board during the term of the New Commodity Agreements. The right will be included in the articles of the Company through the issue to Sempra of a special share (which will have no other rights attached to it) or in a manner otherwise acceptable to Sempra. Ms. Cantor is the Sempra appointee for this purpose. See "Principal Agreements — Principal Agreements of Universal".

The principal occupations of each of the directors, executive officers and proposed directors of the Company for the five years preceding the date of this prospectus are set out below.

Gary J. Drummond, Q.C. — Executive Chairman and Director

Mr. Drummond has been a consultant to the energy industry since December 2002. Prior thereto, Mr. Drummond was the President, Chief Executive Officer and a director of Direct Energy Marketing Limited, a wholly owned subsidiary of Direct Energy (a TSX listed income trust), and its predecessors from January 1991 to December 2002. Prior thereto, Mr. Drummond practiced corporate and commercial law in the Province of Saskatchewan, with emphasis on oil and gas, from 1973 to December 1990. Mr. Drummond obtained a Bachelor of Laws from the University of Saskatchewan in June 1973, has been a member of the Saskatchewan Law Society since May 1974 and was appointed Queen's Counsel in 1989. Mr. Drummond presently serves as a director of a number of TSX listed companies operating in the energy, oil and gas and mining industries, including Bonterra Energy Income Trust, Comaplex Minerals Corp., Pine Cliff Energy Ltd. and Crew Energy Inc.

Mark L. Silver — President, Electricity and Gas Marketing and Director

As the President, Electricity and Gas Marketing of the Company and the President of Universal, Mr. Silver has prime responsibility for the overall strategic direction of Universal. In addition, Mr. Silver has prime responsibility for the direction of the sales process. Mr. Silver brings over 25 years of business management experience to Universal, including over 15 years of sales and management experience in the energy industry. Mr. Silver has been involved in the deregulated natural gas industry since 1991. In 1991, Mr. Silver co-founded TransPrairie Energy Management Ltd. ("**TransPrairie**"), which carried on business as a natural gas marketer in the Provinces of Ontario and Manitoba. TransPrairie was subsequently sold in 1996 to Optus Natural Gas Distribution Income Fund, which subsequently changed its name to Direct Energy. In 1996, Mr. Silver formed Natural Gas Wholesalers Inc. ("**NGW**"). NGW acted as the exclusive natural gas marketing agency for Direct Energy. In 2000, Direct Energy and NGW were sold to Centrica plc. At the time of the sale Mr. Silver and his sales team had been responsible for contracting with over one million natural gas users in Canada and the United States. His extensive understanding and knowledge of sales and marketing strategies have resulted in successful ventures in the long-distance telephone industry and the home security business. Over the last 15 years Mr. Silver has made significant investments in the real estate industry through his company Optus Capital Corporation ("**Optus**"). Today, Optus and related companies own and manage over one million square feet of commercial and industrial space, and have significant residential, commercial and industrial land holdings for development in and around the greater Toronto area.

Tim J. LaFrance, P.Eng. — President, Terra Grain Fuels and Director

Mr. LaFrance oversees all facets of TGF's business and strategic initiatives, including direct management of engineering, construction, marketing and risk management. Mr. LaFrance founded Vertex Energy Limited ("**Vertex**") in 2003 and is its President and Chief Executive Officer. Through its operating divisions, Vertex Oil & Gas Ltd. and Dodsland Oil Processors, Vertex explores, operates, markets and processes oil and natural gas from various properties located throughout western Canada. Prior to joining TGF and founding Vertex, Mr. LaFrance was an Executive Director and the Executive Vice-President of the Energy Management Group of Centrica Canada from 2000 to 2003, where he was responsible for the energy procurement and related trading activity for all of Centrica's four million North American power and natural gas customers. Mr. LaFrance's responsibilities at Centrica also included overseeing the oil and gas division (which had daily production of approximately 21,000 barrels of oil equivalent) and the power asset division. Mr. LaFrance has extensive knowledge of all facets of the energy business, including risk management. Mr. LaFrance currently serves on the board of directors of a number of private energy companies and is a tribunal member of the Alberta Electrical System Operator (AESO). Mr. LaFrance holds a Bachelor of Science degree in Petroleum Engineering from the University of Alberta and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Frank F. Klees, MPP — Director

Mr. Klees has been a sitting Member of Provincial Parliament (Ontario) since 1995 for the electoral district of Oak Ridges, Ontario. He is currently the Critic for the Official Opposition for Education and Citizenship and Immigration and is a member of the Justice Standing Committee. During his political career, Mr. Klees has served in several key roles, including Parliamentary Assistant in the portfolios of Natural Resources and Social Services, Chief Government Whip, Deputy House Leader, Tourism Minister and Minister of Transportation, during which he was responsible for the implementation of a multi-year $10 billion highway infrastructure program. Prior to his political career, Mr. Klees co-founded the Municipal Gas Corporation, an energy company that developed 55,000 customers in Ontario, Manitoba and Quebec.

Janet Wightman — Director

Ms. Wightman has served as the President and Chief Executive Officer of Victoria Park Capital Inc., the contract investment manager for Investment Saskatchewan Inc., since November 2006. Prior thereto, Ms. Wightman served as the President and Chief Executive Officer of Investment Saskatchewan Inc. from May 2004 to October 2006, where she was responsible for establishing a start-up Crown corporation with responsibility for commercial private equity investment and debt financing with a portfolio of approximately $460 million. Prior thereto, Ms. Wightman served as the Executive Vice-President and Chief Operating Officer of Farm Credit Canada from April 2001 to April 2004, where she was responsible for all operational divisions, including a national portfolio of approximately $10 billion and annual disbursements of approximately $3 billion. Prior thereto, Ms. Wightman held other senior management positions with Farm Credit Canada, including Vice-President, Agribusiness and Eastern Operations (November 1999 to April 2001), Vice-President, Human Resources, Administration and Business Process Reengineering (April 1999 to November 1999) and Vice-President, Human Resources and Administration (September 1997 to April 1999). Prior to joining Farm Credit Canada in 1994, Ms. Wightman served as the Director, Resource Management with the Grain Transportation Agency in Winnipeg. Ms. Wightman has served as a director and board committee member of numerous private and Crown corporations.

Barry A. Tissenbaum, CA — Director

Mr. Tissenbaum was a Partner, Entrepreneurial Services at Ernst & Young LLP from 1991 to 2005. He also served as the Director of Retail and Consumer Products at Ernst & Young LLP from 1996 to 2000 and the Managing Partner of the Toronto Midtown Office at Ernst & Young LLP from 1991 to 1996. In these roles, Mr. Tissenbaum provided consulting services to senior management in the areas of strategy, profitability, finance, management, taxation, mergers, acquisitions and divestitures. Mr. Tissenbaum has been serving as a director and consultant to numerous private companies since June 2005. Mr. Tissenbaum has also taken numerous leadership roles in not-for-profit organizations. Mr. Tissenbaum qualified as a chartered accountant in Quebec in 1968 and in Ontario in 1974. He is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of Ontario.

George Krieser — Director

Mr. Krieser has been the President of Total Credit Recovery Limited ("**Total Credit**") since he founded the business in November 1980. Total Credit is a Canadian collection agency with over 500 employees that offers accounts receivable management, collections and call centre services through its offices in Vancouver, Edmonton, Toronto, Montreal, Moncton, Halifax and Ottawa. Total Credit has recently expanded into the U.S. Total Credit's customers include governments, financial institutions and large business concerns. Mr. Krieser serves on the Board of Directors of Baycrest Hospital and is involved with numerous charitable organizations, including the SickKids Foundation.

Christine Cantor, MBA — Director

Ms. Cantor is currently a Senior Vice-President of Sempra. She has held this and other executive and managerial positions with Sempra and its predecessors since 1994. Sempra is one of North America's largest full-service energy trading companies. Sempra markets and trades physical and financial energy products: crude oil and refined products, natural gas and natural gas liquids, power, coal, emissions and ethanol. For more information regarding Sempra, see "Business of Universal — Relationship with Sempra". Among other things, Ms. Cantor has been involved in building Sempra's natural gas, electricity and crude oil marketing and trading businesses. Ms. Cantor has considerable experience in trading/risk management and the structuring of derivative and physical products for wholesale energy commodity customers. Recently, Ms. Cantor had responsibility for restructuring and integrating a pre-existing commercial and industrial gas and power sales business into Sempra's infrastructure. Ms. Cantor graduated from Louisiana State University with a Business degree in 1990 and obtained an MBA from Loyola University in 1994.

Stephen Plummer, MBA, CA, CFP — Chief Financial Officer

Mr. Plummer is responsible for the day-to-day operations of the accounting, processing and information technology groups. Prior to joining Universal in 2005, Mr. Plummer ran his own business consulting practice from 1994 to 2005, providing financial and business operations consulting to companies in industries ranging from financial services, energy marketing and telecommunication services. Mr. Plummer has significant experience in the development of online financial systems and is the primary architect behind the integrated financial and back office system in use at Universal. Prior to starting his own consulting practice in 1994, Mr. Plummer served as the Chief Financial Officer for a national trust company, and prior to that as a manager in the financial services group at Ernst & Young. Mr. Plummer qualified as a chartered accountant in 1987 and as a certified financial planner in 1998. He graduated from York University with a Bachelor of Business Administration degree in 1985 and an MBA in 1991. Mr. Plummer is also a graduate of the Canadian Institute of Chartered Accountants in-depth tax specialist program.

Nino C. Silvestri, MA — Chief Operating Officer, Electricity and Gas Marketing

In addition to overall responsibility for corporate operations at Universal, Mr. Silvestri has primary responsibility for the management of Universal's electricity and natural gas supply arrangements and is also responsible for regulatory and government affairs. Mr. Silvestri brings approximately 25 years of energy industry experience to Universal, with significant exposure to energy supply management. Prior to joining Universal in 2005, Mr. Silvestri operated his own energy services company from 2000 to 2005. Mr. Silvestri was Senior Vice-President, Marketing and Business Development at Direct Energy from 1997 to 2000. Prior to joining Direct Energy, Mr. Silvestri held various management and marketing positions at TransCanada Pipelines from 1982 to 1992. Mr. Silvestri has been a Board Member of the Ontario Energy Retailers Association, the Ontario Natural Gas Association and the Coalition of Eastern Natural Gas Aggregators. In addition, he has appeared as an expert witness before the OEB, The Manitoba Public Utilities Board and The British Columbia International Commercial Arbitration Centre. Mr. Silvestri is a graduate of York University where he obtained a Master of Arts degree in Economics. He is also a graduate of Wilfrid Laurier University where he obtained an Honours Bachelor of Business Administration degree.

Committees of the Board of Directors

The Board of Directors of the Company will initially establish three committees: (i) an Audit Committee; (ii) a Compensation, Nominating and Governance Committee; and (iii) a Risk Management Committee. Each of these committees will be guided by a charter to be established by the Board of Directors.

Audit Committee

The primary purpose of the Audit Committee will be to assist the Company's Board of Directors in discharging its oversight and evaluation responsibilities. In particular, the Audit Committee will oversee the Company's financial reporting process. The Audit Committee will also review and report to the Board on: the quality and integrity of the Company's financial statements and other financial information; compliance with legal and regulatory requirements related to financial reporting; the effectiveness of the systems of control established by management to safeguard the assets of the Company; the maintenance of accounting and other records; annual and quarterly interim financial information; the independent audit process, including recommending the appointment and compensation of the external auditor, and assessing the qualifications, performance and independence of the external auditor; all non-audit services; the development and maintenance of procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters; the review of environment, insurance and other liability exposure issues relevant to the affairs of the Company; and any additional matters delegated to the Audit Committee by the Board of Directors.

The Audit Committee has the right, for the purposes of performing its duties, to maintain direct communication with the Company's external auditors and Board of Directors, to inspect all books and records of the Company and its affiliates, to seek any information it requires from any employee of the Company and its affiliates and to retain outside counsel or other experts.

The Audit Committee will be required to meet at least once a quarter and will be comprised of a minimum of three directors, each of whom will be "independent" and "financially literate" within the meaning of applicable securities laws.

Compensation, Nominating and Governance Committee

The Compensation, Nominating and Governance Committee will assist the Board of Directors in fulfilling its oversight responsibilities in relation to the selection, retention, compensation, benefits, severance and professional development of the directors of the Company and the senior officers of the Company. The Committee will consider the size, composition and structure of the Board of Directors and its Committees and director orientation and continuing education. The Compensation, Nominating and Governance Committee will also review the Company's overall approach to governance, including matters involving actual or potential conflicts of interest, matters relating to the Company's Code of Conduct and Ethics and, on referral from the Audit Committee, matters relating to complaints received by the Company. The Committee will meet with senior management on an annual basis, and correspond with such senior management as necessary, to review the Company's performance.

The Compensation, Nominating and Governance Committee will be required to meet at least semi-annually and will be comprised of a minimum of three directors.

Risk Management Committee

The Risk Management Committee is the committee to which the Board will delegate certain responsibilities relating to corporate finance and capitalization policy and risk management policies. The Risk Management Committee will also prepare and provide reports to the Board on hedging activities, including financial forecasts, debt levels, financial instruments, and where required, provide information from such reports for inclusion in the Company's disclosure documents. The objective of the Risk Management Committee will be to assist the Board in fulfilling its oversight responsibilities (particularly in respect of accountability) in respect of the assessment, monitoring and management of principle business risks.

The Risk Management Committee will be required to meet at least semi-annually and will be comprised of a minimum of three directors.

EXECUTIVE COMPENSATION

Summary Compensation Table — Universal

The following table provides a summary of compensation information for the President, the Chief Financial Officer and the Chief Operating Officer of Universal (collectively, the "**Universal Named Executive Officers**") during the year ended September 30, 2006. No other individual served as the Chief Executive Officer or the Chief Financial Officer of Universal during the year ended September 30, 2006 and no other executive officer of Universal had a total salary and bonus that exceeded $150,000 during the year ended September 30, 2006.

		Annual Compensation			Long-Term Compensation			
					Awards		Payout	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	Securities Under Options/ SARs Granted	Shares or Units Subject to Resale Restrictions	LTIP Payouts	All Other Compensation
		$	$	$	#	$	$	$
Mark Silver . . . . President	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Stephen Plummer(2) . . . . Chief Financial Officer	2006	150,000	Nil	Nil	Nil	Nil	Nil	Nil
Nino Silvestri(3) . . . . Chief Operating Officer	2006	220,000	10,000	Nil	Nil	Nil	Nil	Nil

Notes:

(1) The aggregate amount of all perquisites and other personal benefits, securities or property received by each Universal Named Executive Officer was less than $50,000 and 10% of the total of the annual salary and bonus of the Universal Named Executive Officer for the year ended September 30, 2006.

(2) These amounts were paid to Stephen Plummer, Chartered Accountant, as consulting fees.

(3) These amounts were paid to a management service corporation that is wholly-owned by Mr. Silvestri.

Summary Compensation Table — TGF

The following table provides a summary of compensation information for the President and Chief Executive Officer of TGF (the "**TGF Named Executive Officer**") during the year ended September 30, 2006. TGF did not have a Chief Financial Officer during the year ended September 30, 2006. In addition, no other individual served as the Chief Executive Officer of TGF during the year ended September 30, 2006 and no executive officer of TGF had a total salary and bonus that exceeded $150,000 during the year ended September 30, 2006.

		Annual Compensation			Long-Term Compensation			
					Awards		Payout	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	Securities Under Options/ SARs Granted	Shares or Units Subject to Resale Restrictions	LTIP Payouts	All Other Compensation
		$	$	$	#	$	$	$
Tim LaFrance . . . . President and Chief Executive Officer	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Long Term Incentive Plan Awards

Neither Universal nor TGF had any plans providing compensation intended to motivate performance over a period greater than one financial year during the year ended September 30, 2006.

Options and Stock Appreciation Rights

Neither Universal nor TGF had any option plans or stock appreciation rights plans in place during the year ended September 30, 2006.

Defined Benefit or Actuarial Plans

Neither Universal nor TGF had any defined benefit or actuarial plans in place during the year ended September 30, 2006 under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as described below, there were no employment contracts between Universal or any of its subsidiaries and a Universal Named Executive Officer in existence at the end of the most recently completed financial year. In addition, except as described below, there were no compensatory plans, contracts or arrangements in existence at the end of the most recently completed financial year pursuant to which a Universal Named Executive Officer is entitled to receive more than $100,000 from Universal or any of its subsidiaries, including periodic payments or instalments, in the event of: (i) the resignation, retirement or any other termination of the Universal Named Executive Officer's employment with Universal or any of its subsidiaries; (ii) a change of control of Universal or any of its subsidiaries; or (iii) a change in the Universal Named Executive Officer's responsibilities following a change of control.

Universal is a party to a consulting agreement dated April 1, 2005 with a management services corporation ("**MSC**") that is wholly-owned by Mr. Silvestri, Universal's Chief Operating Officer. Mr. Silvestri's MSC is entitled to an annual base retainer of $220,000 per annum. The initial term of the agreement is for a period of three years. Universal may at any time after April 1, 2007 terminate the agreement upon payment to Mr. Silvestri's MSC of an amount equal to one-half of the annual retainer otherwise payable to the MSC pursuant to the agreement. The consulting agreement will be amended in connection with the Closing.

There were no employment contracts between TGF or any of its subsidiaries and the TGF Named Executive Officer in existence at the end of the most recently completed financial year. In addition, there were no compensatory plans, contracts or arrangements in existence at the end of the most recently completed financial year pursuant to which the TGF Named Executive Officer is entitled to receive more than $100,000 from TGF or any of its subsidiaries, including periodic payments or instalments, in the event of: (i) the resignation, retirement or any other termination of the TGF Named Executive Officer's employment with TGF or any of its subsidiaries; (ii) a change of control of TGF or any of its subsidiaries; or (iii) a change in the TGF Named Executive Officer's responsibilities following a change of control.

It is anticipated that on Closing the Company will enter into employment agreements with each of its senior officers on terms and conditions subject to approval by the Compensation, Nominating and Governance Committee and the Board of Directors. It is expected that the agreements will provide for a base salary, together with cash performance bonuses and other incentives as may be determined from time to time by the Compensation, Nominating and Governance Committee and approved by the Board of Directors. Other terms and conditions of the agreements, including the termination, severance and non-competition arrangements, will be consistent with employment agreements for senior executives of comparable entities.

Compensation of Directors

Each of the directors of the Company (other than those who are corporate officers of the Company) is entitled to receive an annual retainer of $15,000. The chairs of the Compensation, Nominating and Governance Committee and the Audit Committee are entitled to receive an additional annual retainer of $5,000 each and the members of each Committee of the Board (other than those who are corporate officers of the Company) are entitled to receive an additional annual retainer of $1,000 each. In addition, each of the directors of the Company (other than those who are corporate officers of the Company) is entitled to receive a fee of $1,000 for each Board or Committee meeting attended in person or by telephone. Each independent director serving on the Board will be entitled to participate in the Option Plan. See "Incentive Plans — Option Plan". Notwithstanding the foregoing, neither Ms. Wightman nor Ms. Cantor will receive any compensation from the Company for acting as a director of the Company and neither will participate in the Option Plan.

In the fiscal year ended September 30, 2006, no fees were paid to the directors of Universal and there were no: (i) standard compensation arrangements pursuant to which amounts were earned by directors of Universal for their services as directors from Universal or any of its subsidiaries during the financial year, including any additional amounts payable for committee participation or special assignments; (ii) other arrangements under which directors were compensated for their services as directors by Universal or any of its subsidiaries during the financial year; and (iii) other arrangements, under which directors of Universal were compensated for services as consultants or experts by Universal or any of its subsidiaries during the financial year.

In the fiscal year ended September 30, 2006, no fees were paid to the directors of TGF and there were no: (i) standard compensation arrangements pursuant to which amounts were earned by directors of TGF for their services as directors from TGF or any of its subsidiaries during the financial year, including any additional amounts payable for committee participation or special assignments; (ii) other arrangements under which directors were compensated for their services as directors by TGF or any of its subsidiaries during the financial year; and (iii) other arrangements, under which directors of TGF were compensated for services as consultants or experts by TGF or any of its subsidiaries during the financial year.

Insurance Coverage for Directors and Officers and Indemnification

The Company will obtain a directors' and officers' liability insurance policy, which will cover corporate indemnification of directors and officers and individual directors and officers in certain circumstances. In addition, the Company has entered into (or will enter into) indemnification agreements with each of its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

Indebtedness of Directors and Officers

No individual who is, or who at any time since the incorporation of the Company has been, a director or executive officer of the Company (or an associate of any such individual): (i) is at the date of this prospectus, indebted to the Company or a subsidiary of the Company (other than in respect of routine indebtedness); or (ii) at the date of this prospectus, has indebtedness to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or a subsidiary of the Company.

Corporate Cease Trade Orders or Bankruptcies

Except as set forth below, no director or officer of the Company or shareholder holding a sufficient number of Common Shares to affect materially the control of the Company is, or within the 10 years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the other issuer access to any statutory exemptions under applicable securities laws for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Drummond is a trustee of Heating Oil Partners Income Fund (the "**Fund**") and formerly served as a director of its subsidiaries, HOP Holdings, Inc. ("**HOP Holdings**") and Heating Oil Partners G.P. Inc. ("**HOP G.P.**"). HOP G.P. was the general partner of Heating Oil Partners, L.P. ("**HOP**"), a Delaware limited partnership that carried on a heating oil and liquid petroleum products distribution business in the northeastern United States. On September 26, 2005, HOP filed a voluntary petition for reorganization under Chapter 11 of the *U.S. Bankruptcy Code* in the United States Bankruptcy Court for the District of Connecticut, Bridgeport Division. HOP sought and obtained recognition of the U.S. proceedings in Canada under the *Companies' Creditors Arrangement Act*. Both the U.S. and the Canadian filings included HOP G.P. and HOP Holdings. The Fund was not directly a party to these filings. As a consequence of these filings, the Fund's trust units were suspended from listing on the TSX effective at the close of business on October 6, 2005 and were subsequently delisted on November 7, 2005. The Ontario Superior Court of Justice Commercial List (the "**CCAA Court**") issued an order on June 26, 2006 recognizing and implementing the order of the United States Bankruptcy Court that confirmed the First Amended Joint Plan of Reorganization, as amended, of HOP and HOP G.P. pursuant to Chapter 11 of the *U.S. Bankruptcy Code*. The CCAA Court also issued an order authorizing HOP Holdings to file an assignment in bankruptcy pursuant to the *Bankruptcy and Insolvency Act*.

Penalties or Sanctions

No director or officer of the Company or shareholder holding a sufficient number of Common Shares to affect materially the control of the Company has (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, or has entered into a settlement agreement with a Canadian securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body.

Personal Bankruptcies

No director or officer of the Company or shareholder holding a sufficient number of Common Shares to affect materially the control of the Company (or personal holding company of any such person) has, during the 10 years prior to the date hereof, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

There are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and their respective directors or officers as a result of their outside business interests, except that certain of the directors and officers serve as directors and/or officers of other public companies which may be involved in the industries in which the Company participates and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director and/or officer of such other companies. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. See "Interest of Management and Others in Material Transactions", "Management's Discussion and Analysis of Financial Condition and Results of Operations — Management's Discussion and Analysis — Universal — Transactions with Related Parties" and "Management's Discussion and Analysis of Financial

Condition and Results of Operations — Management's Discussion and Analysis — TGF — Transactions with Related Parties".

INCENTIVE PLANS

Option Plan

Prior to Closing, the Company will establish the Option Plan, which is intended to aid in attracting, retaining and motivating the officers, directors, employees and other eligible service providers of the Company and its subsidiaries.

The maximum number of Common Shares issuable on exercise of outstanding options at any time is limited to 7% of the issued and outstanding Common Shares, less the number of Common Shares issuable pursuant to outstanding RSUs pursuant to the RSU Plan. Any increase in the issued and outstanding Common Shares (whether as a result of the exercise of options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of options outstanding at any time and any increase in the number of options granted, upon exercise, makes new grants available under the Option Plan. Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of options pursuant to the Option Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired options.

Options granted pursuant to the Option Plan have a term not exceeding five years and vest in such manner as determined by the Board. Options granted under the Option Plan are non-assignable. The exercise price of options granted is determined by the Board at the time of grant and may not be less than the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant.

The number of Common Shares reserved for issuance to any one optionee may not exceed 5% of the issued and outstanding Common Shares. In addition, the number of Common Shares under all security based compensation arrangements of the Company: (i) issuable to insiders at any time shall not exceed 10% of the issued and outstanding Common Shares; and (ii) issued to insiders within any one year period shall not exceed 10% of the issued and outstanding Common Shares. Also, the maximum number of Common Shares issuable on exercise of options outstanding at any time held by directors of the Company who are not officers or employees of the Company is limited to 1.0% of the issued and outstanding Common Shares.

In case of death of an optionee, options terminate on the date determined by the Board which may not be more than 12 months from the date of death and, if the optionee shall no longer be a director or officer of or be in the employ of, or a consultant or other service provider to, either the Company or a subsidiary of the Company (other than by reason of death), their options terminate on the expiry of a period not in excess of six months as determined by the Board at the time of grant. The number of Common Shares that an optionee (or his or her heirs or successors) are entitled to purchase until such date of termination: (i) shall in the case of death of the optionee, be all of the Common Shares that may be acquired on exercise of the options held by such optionee (or his or her heirs or successors) whether or not previously vested and the vesting of all such options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death, shall be the number of Common Shares which the optionee was entitled to purchase on the date the optionee ceased to be a service provider.

Except if not permitted by the TSX, if any options may not be exercised due to any Black-Out Period at any time within the three business day period prior to the normal expiry date of such options (the "**Restricted Options**"), the expiry date of all Restricted Options shall be extended for a period of seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Board). A "**Black-Out Period**" means the period of time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any holder of an option.

An optionee may, under the terms of the Option Plan, make an offer (the "**Surrender Offer**") to the Company, at any time, for the disposition and surrender by the optionee to the Company (and the termination thereof) of any options for an amount (not to exceed the fair market value thereof) specified in the Surrender

Offer and the Company may, but is not obligated to, accept the Surrender Offer, subject to any required regulatory approval.

The Board may amend or discontinue the Option Plan at any time without the consent of a holder of options, provided that such amendment shall not alter or impair any options previously granted under the Option Plan (except as otherwise permitted under the Option Plan). In addition, the Board may, by resolution, amend the Option Plan and any options granted under it without shareholder approval provided, however, that the Board will not be entitled to amend the Option Plan without shareholder approval in circumstances where it is required by the TSX. Pursuant to the current requirements of the TSX, disinterested shareholder approval is required for a reduction in the exercise price of options or an extension of the term of options held by insiders.

Sempra, in its capacity as a service provider to the Company, will be eligible to participate in the Option Plan. The Company has agreed that Sempra will be granted such number of options from time to time as is equal to one-half of the aggregate number of options granted to the Promoters (or entities over which they have direct or indirect control or direction) from time to time.

It is currently anticipated that options to purchase Common Shares, exercisable at the Offering Price, will be granted on or about the Closing Date.

Restricted Share Unit Plan

Prior to Closing, the Company will establish a restricted share unit plan (the "**RSU Plan**") as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of the Company and any subsidiary thereof who provide services to the Company (collectively, "**Service Providers**") with the opportunity to acquire Common Shares of the Company through an award of restricted share units ("**Restricted Share Units**" or "**RSUs**"). Each RSU represents a right to receive one Common Share.

In accordance with the terms of the RSU Plan, the Board approves which Service Providers are entitled to participate in the RSU Plan (the "participants") and the terms of each award, including the number of RSUs to be awarded to each participant and any acceleration of vesting or waiver of termination of any award. No award may have a term in excess of seven years. RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by the Board from time to time, which terms may include certain performance criteria in which the number of Common Shares to be delivered to a participant in respect of each RSU awarded is dependent upon the Company's performance and/or market price of the Common Shares, as determined by the Board. The performance terms that the Board may apply to RSUs are intended to strengthen the link between the Company's performance and the value of the RSUs at the time that they are paid out. RSUs are non-transferable. The Board may delegate its administrative authority under the RSU Plan to a committee of the Board.

A participant's account will be credited with dividend equivalents in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on Common Shares.

At the time that any RSUs are granted under the RSU Plan, the Board will determine whether the Common Shares to be delivered to participants upon the vesting of such RSUs will be purchased on the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances. Common Shares issued from treasury are issued from the pool of Common Shares that are available to be issued under the RSU Plan. The RSU Plan provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to outstanding RSUs shall not exceed a number of Common Shares equal to 7% of the aggregate of the number of issued and outstanding Common Shares, less the number of Common Shares issuable on exercise of outstanding options pursuant to the Option Plan. To the extent that RSUs are terminated or cancelled prior to the issuance of any Common Shares, such Common Shares underlying such award shall be added back to the number of shares reserved for issuance under the RSU Plan and will become available for grant again under the RSU Plan.

The RSU Plan also provides that the number of Common Shares reserved for issuance and which may be issued within a one-year period, pursuant to RSUs granted to insiders (as defined in the *Securities Act* (Ontario)) pursuant to the RSU Plan and all other share compensation arrangements established by the Company is limited to 10% of the number of Common Shares issued and outstanding, excluding any Common Shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of Common Shares which may be issued within a one-year period to any one insider and such insider's associates (as defined in the *Securities Act* (Ontario)) pursuant to the RSU Plan and all other share compensation arrangements is limited to 5% of the number of Common Shares issued and outstanding, excluding any Common Shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

Unless otherwise determined by the Board or unless otherwise provided in any written employment agreement governing a participant's role as a Service Provider, if a participant's service with the Company terminates for cause, then all unvested RSUs will automatically terminate. Upon a participant's voluntary resignation, all unvested RSUs will automatically terminate, provided however, that the Board has discretion to accelerate vesting or permit continued vesting of the RSUs upon written request by the participant. If a participant's services terminate without cause or as a result of the participant's disability, then the participant's awards will generally continue to vest in accordance with the vesting schedule set forth in the participant's award agreement. Upon a participant's retirement or death, all outstanding RSUs held by the participant shall immediately vest and Common Shares shall become deliverable.

If the Common Shares to be delivered upon the vesting of RSUs are purchased in the market instead of issued from treasury, after RSUs are awarded to participants and prior to vesting, the Company will provide funds to a trust established for the purpose of purchasing on the market, and holding in trust, Common Shares to be delivered to Canadian participants in exchange for RSUs once the applicable vesting criteria have been met.

Upon a subdivision or consolidation of the Common Shares or any similar capital reorganization or payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend) or any similar change in the capitalization of the Company, the Board may make any appropriate equitable adjustments to the number of shares reserved for issuance under the RSU Plan and to the number of Common Shares underlying any outstanding award. In addition, the Board may make any other appropriate amendments to or replacement of outstanding RSUs in the event of an amalgamation, combination, merger or other reorganization involving the Company in order to preserve proportionately the rights and obligations of the participants. Where the Board determines that the steps described above would not preserve such rights and obligations or otherwise determines it to be appropriate, the Board may permit accelerated vesting and delivery of Common Shares with respect to outstanding RSUs.

Under no circumstances will RSUs be considered Common Shares nor shall they entitle the participant to exercise voting rights or any other rights attaching to the ownership of Common Shares, nor shall any participant be considered the owner of the Common Shares by virtue of the award of RSUs.

The Company has the right to amend from time to time or to terminate the terms and conditions of the RSU Plan by resolution of the Board. Any amendments are subject to the prior consent of any applicable regulatory bodies, including the TSX.

It is currently anticipated that RSUs will be granted on or about the Closing Date.

Other Incentive Plans

The Board or the Compensation, Nominating and Governance Committee may also in the future establish other incentive based compensation plans.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at November 1, 2006, both before and after giving effect to the Offering and the Acquisitions. This table should be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus.

	Authorized	At November 1, 2006[1]	Pro Forma as at November 1, 2006, after giving effect to the Offering and the Acquisitions
Shareholders' Equity			
Common Shares[3][4]	Unlimited	$ 1 (1 share)	$236,661,008 (36,272,728 shares)
Long-Term Debt[2]	N/A	$nil	$ 73,882,339

Notes:

(1) The Company was incorporated on November 1, 2006 and issued one (1) Common Share for consideration of $1.00.

(2) Represents the marked-to-market valuation of Universal's Electricity Swaps. See "Principal Agreements — Principal Agreements of Universal — Amended Electricity Swap Agreement" and "Management Discussion and Analysis of Financial Condition and Results of Operations — Management's Discussion and Analysis — Universal".

(3) It is currently anticipated that options to purchase Common Shares, exercisable at the Offering Price, will be granted on or about the Closing Date. See "Incentive Plans — Option Plan". It is currently anticipated that RSUs will be granted on or about the Closing Date. See "Incentive Plans — Restricted Share Unit Plan".

(4) Based on the issuance of 11,363,637 Common Shares for aggregate gross proceeds of $125,000,007, less the Underwriters' fee of $7,500,000 and expenses of the Offering estimated to be $2,500,000, the net proceeds from the Offering are estimated to be $115,000,007. Also assumes that 24,909,090 Common Shares are issued to the Existing Shareholders in connection with the Acquisitions. These figures do not give effect to the exercise of the Over-Allotment Option.

PRINCIPAL HOLDERS OF COMMON SHARES

To the knowledge of the Company, immediately following the Closing and the completion of the Acquisitions (and assuming the Over-Allotment Option is not exercised), no person or company will beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the outstanding voting rights attached to the Common Shares, other than the following:

Shareholder	Type of Ownership	Number of Common Shares after giving effect to the Offering and the Acquisitions[8]	% of Common Shares after giving effect to the Offering and the Acquisitions[8]
Sempra Energy Trading Corp.[1][4]	of record and beneficial	4,950,320	13.6
Gary Drummond[2][4][5]	control and direction	6,917,546	19.1
Mark Silver[3][4][5]	of record, benefical and control and direction	7,347,584	20.3

Notes:

(1) Sempra is a wholly-owned subsidiary of Sempra Energy, a New York Stock Exchange listed energy services holding company. See "Business of Universal — Relationship with Sempra".

(2) Mr. Drummond controls Gasco and Altfuel Strategic Investments Ltd. ("Altfuel"). Gasco will be the registered and beneficial owner of 4,411,345 Common Shares (12.2%) and Altfuel will be the registered and beneficial owner of 2,506,201 Common Shares (6.9%).

(3) Mr. Silver will be the registered and beneficial owner of 45,430 Common Shares (0.1%), will control Silverco (which will own 1,876,955 Common Shares (5.2%)) and will exercise the voting rights attached to the 5,425,200 Common Shares (15.0%) owned by the principals of the Distributors pursuant to the pooling agreement described in Note (5).

(4) On or prior to the Closing Date, Silverco, Gasco, Sempra, Nino Silvestri, Stephen Plummer and Kevin Sterling will enter into a pooling agreement on terms satisfactory to each such party in respect of the Common Shares held by them. The pooling agreement will provide that the Common Shares subject to the agreement, or a pro rata portion of such Common Shares, shall be released as Silverco, Gasco and Sempra may from time to time unanimously agree in writing, provided that the Common Shares remaining subject to the pooling agreement on June 30, 2010 shall be released on that date. Each party to the pooling agreement will be entitled to exercise the voting rights attached to its Common Shares.

(5) On or prior to the Closing Date, the principal of each of the Distributors (collectively, the "**Principals**"), UEC Distributors, Mark Silver and Gary Drummond will enter into a pooling agreement on terms satisfactory to each such party in respect of the Common Shares held by the Principals. The pooling agreement will provide that the Common Shares subject to the agreement will be released as follows: (i) the Common Shares, or a pro rata portion of the Common Shares, may be released with the prior written consent of Mark Silver from time to time; (ii) a proportionate number of the Common Shares, comprising a pro rata portion of the Common Shares of the Principals, shall be released concurrently at the time of any sale by Silverco or Gasco of any of the Common Shares held by them; and (iii) the Common Shares remaining subject to the pooling agreement on January 31, 2011 shall be released on that date. The Principals have appointed Mark Silver as voting trustee under the pooling agreement and Mr. Silver will therefore be entitled to exercise the voting rights attached to the Common Shares subject to the pooling agreement.

(6) Other than the pooling agreements described in Notes (4) and (5) above, to the knowledge of the Company, none of the voting securities of the Company are held, or are to be held following Closing, subject to any voting trusts or other similar agreement.

(7) To the knowledge of the Company, no principal shareholder named above is an associate or affiliate of any other person or company named as a principal shareholder above.

(8) If the Over-Allotment Option is exercised in full, the ownership, control and/or direction of Common Shares of the principal shareholders will be as follows: Sempra Energy Trading Corp. 4,609,780 Common Shares (12.7%); Gary Drummond 6,438,846 Common Shares (17.8%); and Mark Silver 6,844,687 Common Shares (18.9%).

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Common Shares, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series. Upon completion of this Offering (and assuming the Over-Allotment Option is not exercised), there will be issued and outstanding 36,272,728 Common Shares and no preferred shares. See "Consolidated Capitalization". In addition, the Company anticipates amending its articles in connection with Closing to create a special share that will be issued to Sempra. The special share will provide Sempra with the right to appoint one director to the Board of the Company during the term of the New Commodity Agreements but will have no other voting or economic rights except as required by law.

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company, except meetings of holders of another class of shares. Each Common Share entitles the holder thereof to one vote.

Subject to the preferences accorded to holders of first preferred shares, second preferred shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Board, such dividends as may be declared thereon by the Board from time to time.

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (a "**Distribution**"), holders of Common Shares are entitled, subject to the preferences accorded to the holders of first preferred shares, second preferred shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Company.

First Preferred Shares

Subject to the filing of articles of amendment in accordance with the CBCA, the Board may at any time and from time to time issue the first preferred shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board. Subject to the filing of articles of amendment in accordance with the CBCA, the Board may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of first preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being paid preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential or cumulative or non-cumulative), if any.

In the event of a Distribution, holders of each series of first preferred shares shall be entitled, in priority to holders of Common Shares, second preferred shares and any other shares of the Company ranking junior to the first preferred shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of first preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

The holders of each series of first preferred shares shall be entitled, in priority to holders of Common Shares, second preferred shares and any other shares of the Company ranking junior to the first preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of first preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Second Preferred Shares

Subject to the filing of articles of amendment in accordance with the CBCA, the Board may at any time and from time to time issue the second preferred shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board. Subject to the filing of articles of amendment in accordance with the CBCA, the Board may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of second preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

In the event of a Distribution, holders of each series of second preferred shares shall be entitled, subject to the preference accorded to holders of first preferred shares but in priority to holders of Common Shares and any other shares of the Company ranking junior to the second preferred shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of second preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

The holders of each series of second preferred shares shall be entitled, subject to the preference accorded to the holders of first preferred shares but in priority to holders of Common Shares and any other shares of the Company ranking junior to the second preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of second preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

ESCROW OF SECURITIES

Each of the Existing Shareholders will, prior to the Closing of the Offering, enter into the Escrow Agreement with the Company and Computershare Investor Services Inc., in its capacity as escrow trustee. Pursuant to the Escrow Agreement, all of the Common Shares held by the Existing Shareholders following the Closing of the Offering and the completion of the Acquisitions, being 24,909,090 Common Shares in aggregate representing 69% of the issued and outstanding Common Shares following the Closing of the Offering and the completion of the Acquisitions (23,204,544 Common Shares representing 64% of the issued and outstanding Common Shares if the Over-Allotment Option is exercised in full), will be deposited with the escrow trustee.

The Universal Existing Shareholders and the TGF Management Shareholders (who will collectively hold 20,541,144 Common Shares representing 57% of the issued and outstanding Common Shares following the Closing of the Offering and the completion of the Acquisitions and 19,126,781 Common Shares representing 53% of the issued and outstanding Common Shares if the Over-Allotment Option is exercised in full) will be subject to a three year escrow period. One third of the Common Shares held by such shareholders on the Closing Date will be released from escrow on each of the first three anniversaries of the Closing Date.

The TGF Non-Management Shareholders (who will collectively hold 4,367,946 Common Shares representing 12% of the issued and outstanding Common Shares following the Closing of the Offering and the completion of the Acquisitions and 4,077,763 Common Shares representing 11% of the issued and outstanding Common Shares if the Over-Allotment Option is exercised in full) will be subject to an 18 month escrow period. One half of the Common Shares held by each of the TGF Non-Management Shareholders on the Closing Date will be released from escrow on the first anniversary of the Closing Date and the remaining Common Shares held by each of the TGF Non-Management Shareholders will be released on the 18 month anniversary of the Closing Date.

Notwithstanding the foregoing, all Common Shares remaining in escrow shall be released upon the death, permanent disability or involuntary termination (other than for cause) of an Existing Shareholder, or upon a change of control. All Common Shares subject to the Escrow Agreement may still be voted by the Existing Shareholders.

PRIOR SALES

Other than the issuance of one Common Share at incorporation for consideration of $1.00, no Common Shares have been issued since incorporation, or are to be issued prior to the Closing Date, by the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares, or any known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect the Company or a subsidiary of the Company, except as disclosed under "Management's Discussion and Analysis of Financial

Condition and Results of Operations — Management's Discussion and Analysis — Universal — Transactions with Related Parties", "Management's Discussion and Analysis of Financial Condition and Results of Operations — Management's Discussion and Analysis — TGF — Transactions with Related Parties", "Funding, Acquisitions and Related Transactions — Acquisition Agreements", "Principal Agreements — Principal Agreements of Universal", "Retained Interest", "Use of Proceeds", "Directors and Officers", "Executive Compensation", "Incentive Plans", "Principal Holders of Common Shares" and "Promoters".

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement among the Company, Universal, TGF, the Promoters and the Underwriters, as underwriters, the Company has agreed to sell, and the Underwriters have severally agreed to purchase, as principals, on the Closing Date, subject to the terms and conditions stated therein, all but not less than all of the 11,363,637 Common Shares offered hereby at a price of $11.00 per Common Share for an aggregate price of $125,000,007 payable in cash to the Company against delivery of certificates representing such Common Shares. In consideration for their services in connection with this Offering, the Company has agreed to pay the Underwriters an aggregate fee of $7,500,000, or $0.66 per Common Share.

There is no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus. Accordingly, the Offering Price of the Common Shares has been determined by negotiation among the Company, the Promoters and the Underwriters. The TSX has conditionally approved the listing of the Common Shares. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before April 24, 2007, including the distribution of Common Shares to a minimum number of public shareholders.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion based on their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Common Shares offered by this prospectus if any of the Common Shares are purchased under the Underwriting Agreement. Subject to the terms of the Underwriting Agreement, the Company and the Promoters have agreed to indemnify the Underwriters and their respective shareholders, directors, officers, employees and agents against certain liabilities under Canadian provincial and territorial securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof.

The Underwriters, as principals, are conditionally offering the Common Shares, subject to prior sale, if, as and when issued, by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement, and subject to approval of certain legal matters by their counsel and satisfaction or waiver of other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer's certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Company has granted the Underwriters the Over-Allotment Option exercisable for a period of 30 days from the date of the Closing to purchase up to an additional 1,704,546 Common Shares (being equal to 15% of the Common Shares sold at Closing) at the Offering Price solely to cover any over-allotments and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public will be $143,750,013, the Underwriters' fee will be $8,625,001 and the net proceeds to the Company will be $135,125,012. This prospectus also qualifies the distribution of the Over-Allotment Option and the Common Shares that are issued pursuant to the exercise of the Over-Allotment Option.

Pursuant to policy statements of the relevant securities commissions, the Underwriters may not, throughout the period of distribution under the prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made on behalf of a client where the client's order was not solicited during the period of distribution. In connection with this Offering, the Underwriters may, subject to the foregoing and applicable law, over-allot or effect transactions that are intended to stabilize or maintain the market price of the

Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Closing of the Offering is expected to take place on February 2, 2007, or on such later date as may be agreed upon by the Company, Universal, TGF and the Underwriters, but not later than February 28, 2007. Subscriptions for Common Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. Definitive certificates representing the Common Shares will be available for delivery at Closing.

The Company has agreed with the Underwriters that it shall not, without National Bank Financial Inc.'s prior written consent, such consent not to be unreasonably withheld, authorize, issue or sell Common Shares, other than Common Shares issued pursuant to the Offering and the Acquisitions or Common Shares issued pursuant to the Option Plan or the RSU Plan, or agree to do so or publicly announce any intention to do so, at any time prior to 180 days after the Closing Date.

It is a condition of Closing that each of the Existing Shareholders shall have delivered to the Underwriters an undertaking to the effect that, without the prior written consent of National Bank Financial Inc., such consent not to be unreasonably withheld, other than pursuant to securities issued in connection with the Offering, the distribution of Common Shares by an Existing Shareholder to another member of the Existing Shareholder Group, or the issuance of securities in relation to employee or executive compensation arrangements, during the period commencing on the date of the Underwriting Agreement and ending on the date which is 180 days following the Closing Date, each of the Existing Shareholders will not, directly or indirectly: (i) issue, offer, sell, contract to sell, exchange or otherwise dispose of any Common Shares; or (ii) enter into any put, call, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares; whether any such transaction described above is settled by delivery of Common Shares or other securities of the Company or its subsidiaries, or any securities convertible or exercisable into or exchangeable for any Common Shares, or publicly announce any intention to effect any of the foregoing.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or the securities laws of any states in the United States and, subject to certain exemptions, may not be offered or sold or otherwise disposed of within the United States. The Underwriting Agreement permits the Underwriters to re-offer and resell the Common Shares in the United States to persons who are qualified institutional buyers in the United States in accordance with Rule 144A under the U.S. Securities Act. The Common Shares will be restricted securities within the meaning of Rule 144(a)(3) under the U.S. Securities Act. In addition, until 40 days after the commencement of this Offering, any offer or sale of the Common Shares offered hereby within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

An officer of National Bank Financial Inc. ("**NBF**") is a shareholder of TGF and will hold TGF Amalco Shares at Closing. In addition, two officers of GMP Securities L.P. ("**GMP**") have an interest in a company ("**Holdco**") that is a shareholder of TGF, which company will hold TGF Amalco Shares at Closing. At the Closing Time, assuming no exercise of the Over-Allotment Option the NBF officer will receive from the Company through a series of transactions 255,178 Common Shares and Holdco will receive 75,716 Common Shares and approximately $290,000 in cash (representing in each case less than 1% of the issued and outstanding Common Shares) in exchange for their respective TGF Amalco Shares. See "Funding, Acquisitions and Related Transactions". All Common Shares received by the NBF officer and Holdco will be subject to the same escrow provisions under the Escrow Agreement as the Common Shares received by all other TGF Non-Management Shareholders. See "Escrow of Securities". NBF has no interest, financial or otherwise, in the TGF Amalco Shares to be held by the NBF officer at Closing. GMP has no interest, financial or otherwise, in the TGF Amalco Shares to be held by Holdco at Closing.

The decision to distribute the Common Shares offered hereby and the determination of the terms of the Offering were made through negotiations between the Company, the Promoters and the Underwriters. As a consequence of the Offering, NBF and GMP will each receive its share of the underwriting fee payable to the Underwriters.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing the Company and holders of the Common Shares. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition, revenues or profitability could be materially adversely affected by any of these risks. The trading price of the Common Shares could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See "Forward-Looking Statements."

Risks Related to our Retail Electricity and Natural Gas Business

Availability of Supply; Dependence on Sempra; Restrictive Covenants with Sempra

Universal's business model is based on contracting for supply of natural gas and Electricity Swap agreements to fix margins. There is a risk that Gas Suppliers and/or Electricity Swap counterparties (such as Sempra) could not deliver due to business failure or supply shortage or that Universal could not identify alternatives to Sempra.

All of Universal's and Universal U.S.'s natural gas supply contracts and Electricity Swap contracts are currently with Sempra. Should Sempra experience financial difficulties or be otherwise unable to perform its obligations under the Existing Commodity Agreements or the New Commodity Agreements, the ability of Universal and Universal U.S. to meet their obligations to their customers and, therefore, their ability to earn margins on electricity and natural gas sales, could be adversely affected.

The terms of the Existing Commodity Agreements and the New Commodity Agreements may make it more difficult for Universal to operate because it must comply with certain financial, organizational, operational and other restrictive covenants. Among other things, the New Commodity Agreements will restrict Universal's ability to undertake the following activities, subject to the approval of Sempra: (i) deal with other energy suppliers; (ii) (A) during the first two years following the Closing Date, pay dividends or make other distributions to the Company, as its sole shareholder, and thereafter, (B) pay dividends or make other distributions with a current market value that exceeds 75% of the "free cash" earned by Universal during such year and otherwise in compliance with the terms of the New Commodity Agreements; (iii) invest in other businesses or entities; (iv) enter new markets and expand its business; (v) enter into certain commercial transactions; (vi) incur indebtedness or grant security on its assets; and (vii) sell assets.

In addition, the New Commodity Agreements will prescribe certain conditions and events that enable Sempra to terminate the New Commodity Agreements, including the following: (i) a breach of the agreement by Universal; (ii) a change in control of Universal or certain affiliates; (iii) contributions by Universal to, or investments by Universal in, certain affiliates above prescribed amounts; (iv) Sempra not being permitted to appoint a director to the board of directors of Universal. Upon the occurrence of such a termination event, Sempra may suspend its performance under natural gas purchase and sale transactions and Electricity Swaps then outstanding, or liquidate and terminate the natural gas purchase and sale transactions and Electricity Swaps then outstanding and accelerate the payment of any amounts due.

See "Principal Agreements — Principal Agreements of Universal".

Electricity and Natural Gas Supply: Hedging, Balancing and Market Risk

Subject to certain limited exceptions, it is Universal's general policy to match the estimated electricity and natural gas requirements of its customers by purchasing, in the case of natural gas, the offsetting volumes of natural gas from Sempra at fixed prices and, in the case of electricity, entering into offsetting Electricity Swaps with Sempra, in each case in advance of obtaining customers. Historically and currently, energy supplies have been available at prices that permit Universal to establish a positive Operational Margin. To the extent that supplies of electricity and natural gas are not available at acceptable prices in the future, Universal's ability to maintain positive Operational Margins may be adversely affected. There is no assurance that Universal will be able to sustain positive Operational Margins.

Depending on several factors, including weather, Universal's customers may use more or less electricity and natural gas than the volume purchased by Universal for delivery to them. Although Universal is able to invoice its customers for balancing charges when the amount of energy used by its customers is greater than or less than the amount of energy that Universal has estimated its customers would use, it is Universal's intention to implement a practice in early 2007 not to invoice its residential electricity customers in Ontario for balancing charges that are greater than or less than 10% of the aggregate amount of the commodity portion of the customer's electricity bill on an annual basis. Any excess balancing charges (or credits) will be carried forward and applied to a customer's electricity bill in subsequent years. Therefore, Universal will bear the cost of any aggregate balancing charges in excess of this 10% threshold at the end of the contract term. Furthermore, Universal does not invoice its Ontario residential or small commercial natural gas customers for balancing charges. Universal must bear any such balancing costs. The application of Universal's balancing procedures can in certain circumstances expose Universal to market risk. Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity, such as electricity or natural gas. Universal's balancing procedures, customer attrition and other factors may result in the need for Universal to purchase or sell over time shortfall or excess volumes of natural gas at spot market prices, which have recently been subject to significant fluctuations. This could result in the reduction or elimination of Universal's Operational Margin on the sale of electricity or natural gas and could result in a loss. In addition, Universal is generally required by natural gas LDCs to rectify imbalances in natural gas pools at regular intervals. At certain of these intervals the pools must be balanced within stipulated parameters. If imbalances are not within the stipulated parameters at the requisite times, Universal may be required to pay certain penalties, which in some cases can be significant. Therefore, the inability or failure of Universal to manage and monitor these hedging, balancing and market risks could have a material adverse affect on its operations and cash flows.

Volatility of Commodity Prices — Enforcement

A risk to Universal's business model is a sudden and significant drop in the market price of electricity or natural gas that causes customers to attempt to cancel their Energy Contracts. Universal's practice is to enforce the early termination provisions of its Energy Contracts in such cases. However, the enforcement of the early termination provisions in Universal's Energy Contracts through legal action may be time consuming and expensive given the number of customers that Universal has. Furthermore, during the process of enforcing such Energy Contracts, which could take a substantial period of time, Universal would still be liable to pay Sempra for the electricity and natural gas which it has purchased on behalf of customers who have purported to cancel their Energy Contracts. In addition, in such a situation Universal may be forced to sell its excess natural gas at spot prices or terminate Electricity Swaps at prevailing market spot prices, which could have a material adverse impact on Universal's cash flow.

Availability of Credit

The seasonality of customer consumption creates working capital requirements necessitating the use of Universal's available credit. In addition, Universal and Universal U.S. are required to post collateral in connection with energy supply contracts, licence obligations and obligations owed to certain LDCs and are limited in their ability to provide security under contracts with Sempra. Cash flow could be impacted by the ability of Universal to fund such requirements or to provide other satisfactory collateral for such obligations. The most significant assets of Universal consists of its Energy Contracts, which may not be suitable as security for some creditors, Gas Suppliers or Electricity Swap counterparties. Universal's business may be adversely affected if it is unable to meet its collateral posting requirements in the future.

Legislative and Regulatory Environment

Universal currently operates in the highly regulated electricity and natural gas retail sales industry in the Province of Ontario and in the State of Michigan, and intends to expand its operations into the highly regulated electricity and natural gas retail sales industry in the Province of British Columbia and potentially other

U.S. states, including New York. Universal must comply with the legislation and regulations in these jurisdictions in order to maintain its licenced status and to continue its operations. There is potential for changes to this legislation and these regulatory measures that may, favourably or unfavourably, impact Universal's business model. Universal depends on a large group of Independant Contractors to expand its customer base. The composition of that group varies from month to month. As part of doing business as a door to door marketing company, Universal regularly receives complaints from consumers. The failure to successfully resolve complaints could result in sanctions from regulatory and legal authorities such as a loss of a licence, which would have a material adverse effect on Universal. Similarly, changes to consumer protection legislation in those provinces and states where Universal markets to non-commercial customers may, favourably or unfavourably, impact Universal's business model. There can be no assurance that future decisions of the OEB, the MPSC, the BCUC, the NYPSC or other regulatory bodies having jurisdiction over Universal's business activities, or rules enacted by them, or new legislation or regulations or changes to existing legislation or regulations, including any change in regulatory policy, rules, legislation or regulations which would impact Universal's ability to renew Energy Contracts on the expiration of their term, will not adversely affect the operations or cash flow of Universal.

Energy Trading Inherent Risks

Energy trading subjects Universal to inherent risks associated with future contractual commitments, including market and operational risks, counterparty credit risk, product location differences, market liquidity and volatility. The failure or inability of Universal to monitor and address the energy trading inherent risks could have a material adverse effect on its operations and cash flow.

Management Information System

Universal operates in a high volume business with an extensive array of data interchanges and market requirements. Universal is highly dependent on its management information system to track, monitor and correct or otherwise verify a high volume of data to ensure that reported financial results are accurate. Management also relies on its management information system to provide its Independent Contractors with up-to-the minute marketing and compensation information and to electronically record each customer telephone interaction, all of which management believes contributes to Universal's ability to capture a significant portion of the direct purchase market in any given month. Universal's information system also helps management forecast new customer enrolments and their energy requirements, which helps ensure that Universal is able to match all of its new customers' estimated average energy requirements without exposing Universal to the "spot" market. Any failure of the management information system or the failure of Universal to maintain and upgrade its management information system could have a material adverse effect on the operations and cash flow of Universal.

Dependence on LDCs and Customer Credit Risk

In all jurisdictions in which Universal operates, the LDCs currently perform billing and collection services. However, there is no assurance that the LDCs who provide these services will continue to do so in the future. If the LDCs cease to perform these services, Universal would have to seek a third party billing provider or develop internal systems to perform these functions. If a significant number of customers were to default on their payments, it could have a material adverse affect on the operations and cash flow of Universal. Similarly, if a customer's Energy Contract is terminated and the customer owes early termination fees as a result, Universal may have to pursue such fees through internal or contracted collection processes. There can be no assurance that the practices or policies of LDCs in the future will not limit the growth or profitability of Universal, which would limit future growth of Universal's cash flow.

Competition

A number of Universal's primary competitors in its existing markets, particularly Centrica plc, have been operating for a much longer period of time than Universal, have a much larger market capitalization than Universal, and have considerably more customers than Universal. These competitors may therefore have a greater ability to access credit, withstand market changes and compete for customers.

It is possible that new entrants may enter the market as Energy Retailers and compete directly for the customer base that Universal targets, slowing the growth of or reducing Universal's market share. New competitors may be better capitalized than Universal. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas at prices other than WACOG and sell electricity at prices other than their cost, their existing customer bases could provide them with a significant competitive advantage. This may limit the number of customers available for Energy Retailers, including Universal.

Independent Contractors

The continued growth of Universal is reliant on the services of between 700 and 900 Independent Contractors, the core of whom generate a large percentage of Universal's new customers. The cost of attracting or retaining Independent Contractors who are effective in completing sales may increase as the growth in customer penetration rates in mature markets stabilizes. In addition, there can be no assurance that competitive conditions will allow these Independent Contractors to sign up new customers at the rate at which new customers have been signed up in the past. Although commission expenses are only incurred in connection with new flowing Energy Contracts which are secured by its Independent Contractors, lack of success in these marketing programs would limit future growth of the cash flow of Universal.

Electricity Contract Renewals and Attrition Rates

As at November 30, 2006, Universal held long term Electricity Contracts with customers reflecting approximately 135,026 electricity RCEs, of which 0.1% renew in the year ending September 30, 2010, 76.5% renew in the year ending September 30, 2011 and 23.4% renew beyond September 30, 2011. Since the vast majority of the Electricity Contracts owned by Universal are for five year terms, Universal has had no Electricity Contract renewals to date. Although Universal has experienced Electricity Contract attrition rates of less than 10.0% per year, there can be no assurance that this rate of annual attrition will not increase in the future or that Universal will be able to renew its existing Electricity Contracts at the expiration of their terms. Changes in customer behaviour, government regulation or increased competition may affect (potentially adversely) attrition and renewal rates in the future and these changes could adversely impact the future cash flow of Universal.

Gas Contract Renewals and Attrition Rates

As at November 30, 2006, Universal had long term Gas Contracts reflecting approximately 91,974 natural gas RCEs, of which 1.2% renew in the year ending September 30, 2010, 60.3% renew in the year ending September 30, 2011 and 38.5% renew beyond September 30, 2011. Since the vast majority of the Gas Contracts owned by Universal are for five year terms, Universal has had no Gas Contract renewals to date. Although Universal has experienced Gas Contract attrition rates of less than 10% per year, there can be no assurance that this rate of annual attrition will not increase in the future or that Universal will be able to renew its existing Gas Contracts at the expiration of their terms. Changes in customer behaviour, government regulation or increased competition may affect (potentially adversely) attrition and renewal rates in the future and these changes could adversely impact the future cash flow of Universal.

Commodity Alternatives

To the extent that electricity and natural gas enjoy a price advantage over other forms of energy, such price advantage may be transitory and consumers may switch to the use of another form of energy. The recent volatility in electricity and natural gas prices could result in these other sources of energy providing more significant competition to Universal.

Foreign Exchange Risk

Net income from Universal U.S.'s operations in Michigan is denominated in U.S. dollars, such that fluctuations of the currency exchange rate between the Canadian dollar and the U.S. dollar may have an impact on the Canadian dollar amount of net income realized from the U.S. operations. If Universal expands its U.S. operations, Universal's exposure to fluctuations of the currency exchange rate between the Canadian dollar and the U.S. dollar, and the resultant impact on the Canadian dollar amount of net income realized from Universal's U.S. operations, will be increased.

Dependence on Personnel

The success of Universal to date has been largely dependent on the skills and expertise of its management personnel. The continued success of Universal will be dependent upon its ability to retain the services of such personnel and recruit and retain other key employees for its business. Any loss of the services of such individuals could have a material adverse affect on the business and operations of Universal. Currently, neither the Company nor Universal carries "key man" insurance that would compensate it for a loss of any of its senior executives.

Universal must hire qualified managers and other personnel and retain qualified Independent Contractors. Competition for managers, employees and Independent Contractors is strong, and Universal may not be able to attract and maintain qualified personnel and Independent Contractors. If Universal is unable to hire and maintain productive and competent personnel and Independent Contractors, Universal's expansion strategy may be adversely affected, the amount of electricity and natural gas that Universal sells may decrease and Universal may not be able to execute its business strategy.

Limited Operating History

Universal was incorporated in November 2004 and commenced operations in February 2005. Accordingly, Universal has a limited operating history from which investors can evaluate its business and prospects. Moreover, since Universal's inception it has incurred operating losses. During the period from November 25, 2004 (inception) through September 30, 2006, Universal incurred after tax operating losses of approximately $60.1 million, which includes approximately $73.9 million of unrealized swap losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Management's Discussion and Analysis — Universal — Results of Operations — Year Ended September 30, 2006 Compared to Period November 25, 2004 to September 30, 2005 — Other Operating Expenses/Gains".

Universal's prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in rapidly evolving markets, such as the retail electricity and natural gas markets. Some of these risks relate to Universal's potential inability to: effectively manage its business and operations; recruit and retain key personnel; successfully maintain a low-cost structure as it expands the scale of its business; manage rapid growth in personnel and operations; develop new products that complement its existing business; and successfully address the other risks it faces, as described throughout this prospectus.

If Universal can not successfully address these risks, its business, future results of operations and financial condition may be materially adversely affected, and Universal may continue to incur operating losses in the future.

Risks Related to our Ethanol Business

Inaccurate Assumptions in Business Plan

Many of the assumptions that management has used when formulating TGF's business plan are based on documents or agreements that are not yet final or even negotiated, and proposals or plans that have not yet been implemented, including assumptions as to the expected prices TGF will have to pay for raw materials such as wheat and natural gas, and the expected prices TGF will receive upon the sale of ethanol and dried distillers grains. Definitive versions of such agreements, documents, plans or proposals may contain terms or conditions that vary significantly from management's assumptions and may not materialize, or if they do materialize, may not prove to be profitable. TGF's actual results or actual business or other conditions may differ materially from those presently contemplated.

Dependence on Contractor

TGF is depending on its Contractor to design, engineer and construct its Belle Plaine Facility. If the Belle Plaine Facility is not built or does not operate as TGF expects, TGF's right to rely on the Contractor to remedy any deficiencies or defects will be limited by the terms of the EPC Contract. If the Contractor is unable to complete the design and construction of the Belle Plaine Facility or otherwise provide TGF with services or meet any of its material obligations to TGF for any reason, TGF's business would be adversely affected and TGF might be required to seek additional capital or discontinue development of the Belle Plaine Facility.

Defective Material, Workmanship or Process Engineering

Although the EPC Contract sets out certain remedies that TGF can pursue if the Belle Plaine Facility does not meet the stated performance criteria, any defects in material or workmanship may cause substantial delay in the commencement of operation of the Belle Plaine Facility. If defects are discovered after operation, or if the Belle Plaine Facility fails to meet the performance criteria, it could cause substantial delay in the commencement of operation of the Belle Plaine Facility and may have a material adverse impact on TGF's financial performance and could harm TGF's business. Such delays would negatively impact TGF's cash flow and impair its ability to satisfy any outstanding debt obligations.

Construction or Operational Delays

While TGF has no knowledge of any events or circumstances that could hinder its schedule for the completion of the regulatory, design and engineering and construction phases of the Belle Plaine Facility, there is a risk that the project may experience delays, interruption of operations or increased costs due to many factors, including, without limitation: weather and seasonal factors affecting construction projects generally; delays in obtaining, or conditions imposed by, regulatory approvals; design errors; non-performance by third party contractors; increases in materials or labour costs; construction performance falling below expected levels of output or efficiency; events of force majeure that relieve the Contractor from its obligations under the EPC Contract; breakdown or failure of equipment or processes; contractor or operator errors; labour disputes, disruptions or declines in productivity; inability to attract sufficient numbers of qualified workers; changes in project scope; violation of permit requirements; disruption in the supply of energy or other inputs; and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms. Any such delays, interuption of operations or increased costs could be materially adverse to TGF.

The EPC Contract has broad force majeure provisions. The EPC Contract provides that if the Contractor is delayed because of one or more of the events contemplated by the force majeure provisions, the time permitted for completing the Belle Plaine Facility will be extended and the Contract Price will be increased accordingly.

Changes in interest rates or changes in political administrations at the federal, provincial or local level that result in policy changes toward ethanol could also cause construction and operation delays. If it takes longer to obtain necessary permits or build the Belle Plaine Facility than TGF anticipates, TGF could be forced to seek additional sources of capital and its ability to sell ethanol products would be delayed, which would harm TGF's business and make it more difficult to serve any outstanding debt obligations.

Condition of Construction Site

If TGF or the Contractor encounter concealed, unknown or unexpected conditions at the site of the Belle Plaine Facility, an adjustment in the EPC Contract's Contract Price and time for performance (if the conditions affect costs and performance time) may be required. In any event, concealed, unknown or unexpected conditions would increase the cost of the Belle Plaine Facility to TGF. Concealed, unknown or unexpected conditions might include concealed physical conditions that materially differ from the conditions contemplated in the proposed project plans, or any unknown or unexpected conditions that differ materially from the conditions ordinarily encountered in similar work. Although the site where the Belle Plaine Facility is being constructed has been inspected, concealed, unknown or unexpected conditions are often very difficult to detect.

Dependence on Belle Plaine Facility

TGF currently has, and until the Belle Plaine Facility commences operations will have, no operating revenue. All of TGF's operating revenues will be derived from the sale of ethanol and the related co-products that it will produce at the Belle Plaine Facility, unless and until such time as TGF builds or acquires other ethanol plants or related businesses, if ever. TGF's operations may be subject to significant interruption if the

Belle Plaine Facility experiences a major accident or is damaged by severe weather or other natural disasters. In addition, TGF's operations may be subject to labour disruptions and unscheduled down time, or other operational hazards inherent in TGF's industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and to the imposition of civil or criminal penalties. TGF's insurance may not be adequate to fully cover the potential operational hazards described above and TGF may not be able to renew this insurance on commercially reasonable terms, or at all.

Moreover, the Belle Plaine Facility may not operate as planned or expected. The Belle Plaine Facility is being designed to have a production capacity of 150 million litres of ethanol annually and management expects that within 12 to 18 months of commissioning the Belle Plaine Facility, TGF will be able to optimize operations with the result that production should reach approximately 165 million litres of ethanol annually. However, the operation of the Belle Plaine Facility will be subject to various uncertainties. In the event that the Belle Plaine Facility does not produce ethanol and distillers grains at the levels TGF expects, TGF's business, results of operations and financial condition may be materially adversely affected.

Reliance on Intellectual Property Rights and Proprietary Technology

The success and ability of TGF to successfully complete the Belle Plaine Facility and to be economically viable will depend to a significant extent on the intellectual property and proprietary technology of Delta-T. The Belle Plaine Facility will rely on proprietary and confidential technology of Delta-T for which certain rights have been provided to TGF pursuant to the Licence Agreement. TGF and Delta-T currently rely on intellectual property rights and other contractual or proprietary rights, including (without limitation) copyright, trade-mark laws, trade secrets, confidentiality procedures, contractual provisions and licences, to protect the proprietary technology. Delta-T or TGF may have to engage in litigation in order to protect their proprietary technology or other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This type of litigation can be time-consuming and expensive, regardless of whether or not TGF or Delta-T is successful. To the knowledge of TGF, Delta-T currently has no patents or patent applications and protects its technology as a trade secret. Furthermore, others may develop technologies that are similar or superior to the technology of Delta-T or disclosure of Delta-T's technology may occur. Despite the efforts of TGF or Delta-T, the intellectual property rights, particularly the proprietary technology, of TGF or Delta-T may be circumvented, misappropriated, disclosed, infringed or required to be licensed to others. It cannot be assured that any steps TGF or Delta-T may take to protect their intellectual property rights and other rights to such proprietary technology that are central to TGF's operations will prevent misappropriation or the termination of licences from Delta-T. Delta-T has the right to use or licence others to use the proprietary technology and accordingly may conduct, or may license the proprietary technology to a third party to conduct, an ethanol production business similar to that of TGF.

Risk of Third Party Claims for Infringement

A third party may claim that the use of the Delta-T proprietary technology has infringed such third party's rights or may challenge the right of Delta-T to its intellectual property. In such event, Delta-T and/or TGF will undertake a review to determine what, if any, action should be taken with respect to such claim. Any claim, whether or not with merit, could be time consuming to evaluate, result in costly litigation, cause delays in the operations of TGF or require Delta-T or TGF to enter into licensing arrangements that may require the payment of a licence fee or royalties to the owner of the intellectual property. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to TGF.

Cost Overruns

Although the EPC Contract to design, engineer, procure, construct and commission the Belle Plaine Facility contemplates a lump sum arrangement, construction and other cost overruns can occur. Cost overruns in connection with the Belle Plaine Facility are possible due to change orders approved by TGF, delays in completion of the Belle Plaine Facility, delays caused by TGF, and various other factors, including natural disasters, destruction of the Belle Plaine Facility by fires or other hazards and the inability to obtain materials or labour or other factors. Cost overruns could cause substantial delay in the commencement of operation of the Belle Plaine Facility, may have a material adverse impact on TGF's financial performance and could harm TGF's business. If cost overruns occur, TGF could be required to borrow additional debt capital to cover such cost overruns. There are no assurances that such debt capital would be available, or if available, would be on terms favourable or acceptable to TGF.

Limited Operating History

TGF was incorporated in April 2006 and has not engaged in any revenue producing activities to date. TGF is currently constructing its first ethanol plant. Accordingly, TGF has a limited operating history and has not yet hired all of the members of its management team, with the result that it may be difficult for investors to evaluate its business and prospects. Moreover, TGF has not recognized operating income since inception.

Because TGF is not presently in the ethanol production business, unlike its competitors, TGF is not benefiting from sales of ethanol. TGF's inability to capture profits based on the current high price levels may provide its competitors, who are presently producing ethanol, with greater relative advantages resulting from greater capital resources available to these competitors.

TGF's prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in rapidly evolving markets, such as the ethanol market, where supply and demand may change significantly in a short amount of time.

Some of these risks relate to TGF's potential inability to: successfully build the Belle Plaine Facility; effectively manage TGF's business and operations; recruit and retain key personnel; successfully establish and maintain a low-cost structure at the Belle Plaine Facility, and thereafter maintain a low-cost structure as TGF expands the scale of its business; manage rapid growth in personnel and operations; and successfully address the other risks TGF faces, as described throughout this prospectus.

If TGF cannot successfully address these risks, TGF's business, future results of operations and financial condition may be materially adversely affected, and TGF may incur operating losses in the future.

Dependence on Commodity Prices

Except as described under "Business of TGF — Hedging", TGF does not currently have long-term contracts for the purchase of wheat and natural gas, TGF's principal inputs, or for the sale of ethanol, TGF's principal product, or distillers grains. Although Universal is currently negotiating contracts for certain inputs, the quantity, term, pricing and other material provisions of these contracts have not yet been finalized. There is no assurance that the pricing under such contracts (if any), will match the pricing assumed in TGF's business plan. Therefore, TGF's results of operations, financial position and business outlook will be substantially dependent on commodity prices, especially prices for wheat, natural gas, ethanol and distillers grains. Prices for these commodities are generally subject to significant volatility and uncertainty. As a result, TGF's future results may fluctuate substantially, and TGF may experience periods of declining prices for TGF's products and increasing costs for TGF's raw materials, which could result in operating losses. TGF may attempt to offset a portion of the effects of such fluctuations by entering into forward contracts to supply ethanol or to purchase wheat, natural gas or other items or by engaging in other hedging transactions, however, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time. In addition, these activities involve substantial costs and substantial risks and may be ineffective to mitigate these fluctuations.

Spread between Ethanol and Wheat Price

TGF's gross margins will depend principally on the spread between ethanol and feed wheat prices. For information respecting the volatility of ethanol prices from January 1, 1990 to November 1, 2006, see "Overview of the Ethanol Industry — Ethanol Pricing". For information respecting the volatility of wheat prices during the period from August 1, 1993 to November 1, 2006, see "Overview of the Ethanol Industry — Supply of Wheat". In recent periods, the spread between ethanol and wheat prices has been at a high level, driven in large part by high oil prices and historically low wheat prices. The spread between the price of a litre of ethanol and the price of the amount of wheat required to produce a litre of ethanol may not remain at recent high levels and fluctuations will continue to occur. Any reduction in the spread between ethanol and wheat prices, whether as a result of an increase in wheat prices or a reduction in ethanol prices, could have a material adverse effect on TGF's business, results of operations and financial condition.

Sensitivity to Wheat Prices and Supply

Wheat is the principal raw material TGF will use to produce ethanol and distillers grains. As a result, changes in the price of wheat can significantly affect TGF's business. Because ethanol competes with fuels that are not wheat-based, TGF will generally be unable to pass along increased wheat costs to TGF's customers, and accordingly, rising wheat prices will tend to produce lower profit margins. At certain levels, wheat prices would make ethanol uneconomical to use in fuel markets. The price of wheat is influenced by local and international weather conditions (including droughts) and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors, including government policies and subsidies with respect to agriculture and international trade, and global and local supply and demand. The significance and relative affect of these factors on the price of wheat is difficult to predict. Any event that tends to negatively affect the supply of wheat, such as adverse weather or crop disease, could increase wheat prices and potentially harm TGF's business. The price of wheat has fluctuated significantly in the past and may fluctuate significantly in the future. For information respecting the volatility of wheat prices during the period from August 1, 1993 to November 1, 2006, see "Overview of the Ethanol Industry — Supply of Wheat".

In addition, increasing domestic ethanol capacity could boost demand for wheat and result in increased wheat prices. Management estimates that in 2005 the Canadian ethanol industry consumed approximately 125,000 metric tonnes of wheat, which represented approximately 0.5% of the 26 million metric tonnes of the 2004/2005 domestic wheat crop. This percentage is expected to increase as additional ethanol production capacity comes online. At a more local level, the price TGF pays for wheat could also increase if another ethanol production facility were built in the same general vicinity or if TGF expands production at the Belle Plaine Facility.

TGF may also have difficulty from time to time in purchasing wheat on economic terms due to supply shortages. Any supply shortage could require TGF to suspend operations until wheat became available on economic terms. Suspension of operations could have a material adverse effect on TGF's business, results of operations and financial condition.

Sensitivity to Natural Gas Prices and Supply

TGF will rely upon third-parties for TGF's supply of natural gas, which is consumed in the manufacture of ethanol. The prices for and availability of natural gas are subject to volatile market conditions.These market conditions are affected by factors beyond TGF's control such as weather conditions (including hurricanes), overall economic conditions and foreign and domestic governmental regulation and relations. Significant disruptions in the supply of natural gas could impair TGF's ability to manufacture ethanol for TGF's customers. Further, increases in natural gas prices could have a material adverse effect on TGF's business, results of operations and financial condition.

Sensitivity to Gasoline Prices and Demand

Ethanol is marketed both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices are influenced by the supply and demand for gasoline (which is itself influenced by the supply and demand for crude oil), and TGF's business, future results of operations and financial condition may be materially adversely affected if gasoline (or crude oil) demand or price decreases.

Sensitivity of Distillers Grain Prices to the Price of Other Commodity Products

Distillers grains compete with other protein-based animal feed products. The price of distillers grains may decrease when the price of competing feed products decrease. The prices of competing animal feed products are based in part on the prices of the commodities from which they are derived. Downward pressure on commodity prices, such as soybeans, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of distillers grains. Because the price of distillers grains is not tied to production costs, decreases in the price of distillers grains will result in TGF generating less revenue and lower profit margins.

Seasonal Fluctuations

Subsequent to the construction of TGF's Belle Plaine Facility and the commencement of ethanol production, TGF anticipates that its operating results will be increasingly influenced by seasonal fluctuations in the price of its primary operating inputs, wheat and natural gas, and the price of its primary product, ethanol. In recent years, the spot price of wheat tended to rise during the spring planting season in May and June and tended to decrease during the fall harvest in October and November. The price for natural gas is highly weather dependent and is influenced by the summer hurricane season and the winter heating season. In addition, TGF anticipates that its ethanol prices will be substantially correlated with the price of unleaded gasoline (which is itself substantially correlated with the price of crude oil), which tends to rise during each of the summer and winter. TGF will seek to mitigate the effects of these seasonal fluctuations by adopting an active hedging program. See "Business of TGF — Hedging". As a result of seasonal fluctuations, TGF believes that comparisons of operating measures between consecutive quarters may not be as meaningful as comparisons between longer reporting periods.

Hedging Transactions and Other Risk Management Strategies

In an attempt to offset some of the effects of the volatility of ethanol, wheat and natural gas prices, TGF intends (to the extent possible) to hedge against changes in prices of key inputs (such as wheat and natural gas) and key outputs (such as ethanol and distillers grains). TGF will seek to hedge its primary commodity risks directly through a combination of futures contracts, derivatives (including options) and fixed price contracts. TGF may also enter into hedging transactions in respect of commodities whose prices are correlated with TGF's key inputs and outputs. For example, TGF may hedge against changes in crude oil prices because of the positive correlation between the price of crude oil and the price of gasoline and the positive correlation between the price of gasoline and the price of ethanol. The impact of these activities depends upon, among other things, the prices involved and TGF's ability to sell sufficient products to use all of the wheat and natural gas for which TGF may have futures contracts. Hedging arrangements also expose TGF to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by TGF. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position is often settled in the same time frame as the physical commodity is either purchased (wheat and natural gas) or sold (ethanol). TGF may experience hedging losses in the future. TGF may also vary the amount of hedging or other price mitigation strategies TGF undertakes, and TGF may choose not to engage in hedging transactions at all. As a result, TGF's business, results of operations and financial condition may be materially adversely affected by increases in the price of wheat or natural gas or decreases in the price of ethanol.

Reliance on Third Party Service Providers

TGF may depend on third parties for some or all of its wheat handling services relating to both its feedstock supply and the marketing of its distillers grains outputs, including wheat purchases, wheat hedging and wheat transportation. If TGF retains wheat handlers and they are not able to complete the wheat handling services or default on their agreement to provide TGF with wheat handling services, TGF would be materially adversely affected.

If third parties do not perform under TGF's existing or future contractual arrangements, it may be forced to buy wheat at undesirable or uneconomic rates, or it may not have access to wheat at all. Additionally, TGF may have difficulty selling its distillers grains if third parties with whom TGF contracts in the future do not perform. These conditions may cause TGF's operating results to suffer.

TGF's operating results may also suffer if third parties with whom TGF contracts in the future do not perform their obligations under ethanol marketing agreements. If third parties do not perform under ethanol marketing agreements (if any), TGF may be forced to sell its ethanol at undesirable or economic rates, or TGF may not be able sell its ethanol at all. These conditions may cause TGF's operating results to suffer.

Dependence on Federal and Provincial Legislation and Regulation

Various laws, regulations and programs of the United States federal government and certain provincial and state governments have led to increased use of ethanol in gasoline. In addition, various proposed federal and provincial laws, regulations and programs are expected by management to lead to a further increase in the use of ethanol in gasoline in Canada. For example, certain existing and proposed laws, regulations and programs provide (or if implemented will provide) economic incentives to ethanol producers and users. Further, tariffs apply to the import of ethanol from non-NAFTA countries. These existing and proposed laws, regulations and programs are constantly changing. In both the U.S. and Canada legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the use of ethanol. There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated or at all. In addition, certain jurisdictional governments may oppose the use of ethanol because those jurisdictions might have to acquire ethanol from other jurisdictions, which could increase gasoline prices in those jurisdictions.

Uncertainty Regarding the Long Term Use of Ethanol

Although many trade groups, academics and governmental agencies have supported ethanol as a fuel additive that promotes a cleaner environment, others have criticized ethanol production as consuming considerably more energy and emitting more greenhouse gases than other biofuels. Other studies have suggested that wheat-based ethanol is less efficient than ethanol produced from other sources. If these views gain acceptance, support for existing and/or proposed measures promoting use and domestic production of wheat-based ethanol could decline, leading to the reduction or repeal of existing measures or the amendment or abandonment of proposed measures.

Excess Supply

According to the RFA, U.S. production of ethanol has increased by approximately 179% over the last ten years. Ethanol production in Canada has been more limited than in the U.S. See "Overview of the Ethanol Industry — Supply and Demand for Ethanol in North America — Supply". There is a significant amount of capacity being added to the North American ethanol industry. According to the RFA, as of December 6, 2006, there were 109 ethanol plants operating in the United States (which are predominantly corn based) capable of producing approximately 20 billion litres of ethanol per year. In addition, according to the RFA, as of December 6, 2006, an additional 53 plants were under construction and an additional seven plants were under expansion which, if constructed and expanded as proposed, could produce approximately 16 billion additional litres of ethanol per year. Management estimates that as of November 2006, industry capacity in Canada was approximately 555 million litres per year, with approximately 400 million additional litres per year of capacity under construction (including the Belle Plaine Facility). In addition, an existing producer recently announced the construction of an additional 400 million litres of capacity. This capacity is being added to address anticipated increases in demand. However, demand for ethanol may not increase as quickly as expected or to a level that exceeds supply, or at all. If the ethanol industry has excess capacity, it could have a material adverse effect on TGF's business, results of operations and financial condition.

Excess ethanol production capacity also may result from decreases in the demand for ethanol or increased imported supply, which could result from a number of factors, including regulatory developments and reduced gasoline consumption in Canada and the U.S. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favourable gasoline mileage, or as a result of technological advances, such as the commercialization of engines utilizing hydrogen fuel-cells, which could supplant gasoline-powered engines. There are a number of governmental initiatives designed to reduce gasoline consumption, including tax credits for hybrid vehicles and consumer education programs. There is some evidence that reduced gasoline consumption has occurred in the recent past as gasoline prices have increased in Canada and the U.S.

In addition, because ethanol production produces distillers grains as a co-product, increased ethanol production will also lead to increased supplies of distillers grains. An increase in the supply of distillers grains, without corresponding increases in demand, could lead to lower prices.

Competition

Competition in the ethanol industry is intense. TGF faces formidable competition in every aspect of its business from established producers of ethanol and from other companies that are seeking to develop large-scale ethanol plants and alliances. If TGF sells ethanol in the United States, it will compete with Archer Daniels Midland Company, which is the single largest producer in the ethanol industry, as well as other large producers such as VeraSun Energy Corp., Hawkeye Holdings Inc., Aventine Renewable Energy Holdings Inc. and Cargill, Inc. As of October 2006, the top ten producers in the U.S. accounted for approximately 44% of the ethanol production capacity in the U.S. according to the RFA. As of September 2006, the top three producers in Canada accounted for approximately 90% of the ethanol production capacity in Canada. A number of TGF's competitors are divisions of substantially larger enterprises and have substantially greater financial resources than TGF does. In addition, most of TGF's competitors have been operating ethanol plants and participating in the ethanol industry for a considerable period of time. These competitors will therefore possess strong industry experience and have established relationships with the primary buyers of ethanol, all of which will provide TGF's competitors with a competitive advantage.

TGF expects competition to increase as the ethanol industry becomes more widely known and demand for ethanol increases. Most new ethanol plants in development across Canada and the U.S. are independently owned. In addition, various investors could heavily invest in ethanol production facilities and oversupply ethanol, resulting in higher raw material costs and lower ethanol price levels that could materially adversely affect TGF's business, results of operations and financial condition.

TGF may also face competition from international ethanol suppliers in the future. Currently, international suppliers produce ethanol primarily from sugar cane and have cost structures that may be substantially lower than TGF's cost structure. However, ethanol imported into Canada from non-NAFTA countries (such as Brazil) is currently subject to a duty of $0.0492 per litre. If this duty were to be reduced or eliminated, international suppliers of ethanol might be able to sell ethanol at more competitive prices than TGF. In addition, there are no duties on the import of ethanol into Canada from NAFTA countries, such as the U.S.

Any increase in domestic or foreign competition could cause TGF to reduce its prices and take other steps to compete effectively, which could materially adversely affect TGF's business, results of operations and financial condition.

Expansion Strategy

TGF plans to grow its business by investing in new or existing ethanol plants. The development, construction and expansion of ethanol plants is subject to a number of risks, any of which could prevent TGF from commencing operations at a particular plant as expected or at all, including zoning and permitting matters, adverse weather, defects in materials and workmanship, labour and material shortages, transportation constraints, construction change orders, site changes, labour issues and other unforeseen difficulties. In addition, during the expansion of an existing facility, TGF may be forced to suspend or curtail its operations at such facility, which would decrease TGF's ethanol production and reduce its revenues.

TGF would need additional financing to implement such an expansion strategy, and it may not have access to the funding required for the expansion of its business or such funding may not be available to TGF on acceptable terms. TGF may finance the expansion of its business with additional indebtedness. TGF could face financial risks associated with incurring additional indebtedness, such as reducing TGF's liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness. TGF faces additional risks associated with financing its expansion strategy due to the significant limitations imposed on TGF's ability to incur or service additional debt or grant security interests on its assets contained in its existing debt financing agreements.

Accordingly, TGF may not be able to implement its expansion strategy as planned or at all. TGF may not find additional appropriate sites for new facilities, and it may not be able to obtain requisite government approvals, or finance, construct, develop or operate these new or expanded facilities successfully.

Future Acquisitions

As part of TGF's business strategy, it may consider acquisitions of other businesses, building sites, production facilities, storage or distribution facilities and selected infrastructure. There is no assurance, however, that TGF will determine to pursue any of these opportunities or that if it determines to pursue them that it will be successful.

Acquisitions involve numerous risks, any of which could harm TGF's business, including: difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses; difficulties in supporting and transitioning customers, if any, of the target company or assets; diversion of financial and management resources from existing operations; the price TGF pays or other resources that TGF devotes may exceed the value TGF realizes, or the value it could have realized if it had allocated the purchase price or other resources to another opportunity; risks of entering new markets or areas in which TGF has limited or no experience or are outside its core competencies; potential loss of key employees, customers and strategic alliances from either TGF's current business or the business of the target; assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and inability to generate sufficient revenue to offset acquisition costs.

TGF may also pursue acquisitions through joint ventures or partnerships. Partnerships and joint ventures typically involve restrictions on actions that the partnership or joint venture may take without the approval of the partners. These types of provisions may limit TGF's ability to manage a partnership or joint venture in a manner that is in TGF's best interest but is opposed by TGF's other partner or partners.

Future acquisitions could result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on TGF's business, results of operations and financial condition. The failure to successfully evaluate and execute acquisitions or otherwise adequately address the risks associated with acquisitions could have a material adverse effect on TGF's business, results of operations and financial condition.

Environmental, Health and Safety Laws, Regulations and Liabilities

TGF is or will become subject to various federal, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of TGF's employees. These laws and regulations require TGF to obtain and comply with numerous environmental permits to construct and operate its Belle Plaine Facility. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts on the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.

In addition, to construct and operate the Belle Plaine Facility, TGF had to obtain and will need to comply with a number of permit requirements. As a condition to granting necessary permits in the future, regulators could make demands that increase TGF's costs of construction and operations. Permit conditions could also restrict or limit the extent of TGF's operations. TGF cannot assure investors that it will be able to obtain and comply with all necessary permits to construct the Belle Plaine Facility. Failure to obtain and comply with all applicable permits and licences could halt construction and could subject TGF to future claims.

Environmental issues, such as contamination and compliance with applicable environmental standards could arise at any time during the construction and operation of the Belle Plaine Facility. If this occurs, it could require TGF to spend significant resources to remedy the issues and may delay or prevent construction or operation of the Belle Plaine Facility. This could significantly increase the cost of this project.

There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that TGF will own or operate. If hazardous substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, TGF may be responsible under environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. TGF may also be subject to related claims by private parties, including TGF's employees and property owners or residents near the Belle Plaine Facility, alleging property damage and personal injury due to exposure to hazardous or other materials at or from its Belle Plaine Facility. Additionally, employees, property owners or residents near the Belle Plaine Facility could object to the air emissions or water discharges from the Belle Plaine Facility. Ethanol production has been known to produce an unpleasant odour. Environmental and public nuisance claims or toxic tort claims could be brought against TGF as a result of this odour or TGF's other releases to the air or water. Some of these matters may require TGF to expend significant resources for investigation, cleanup, installation of control technologies or other compliance-related items, or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require TGF to make additional significant expenditures. Continued government and public emphasis on environmental issues may result in increased future investments for environmental controls at the Belle Plaine Facility. For example, federal and state environmental authorities have recently been investigating alleged excess volatile organic compounds and other air emissions from certain U.S. ethanol plants, which could also occur in Canada. Present and future environmental laws and regulations (and interpretations thereof) applicable to TGF's operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial capital and other expenditures that could have a material adverse effect on TGF's business, results of operations and financial condition. For example, TGF had to submit its project proposal for screening by Saskatchewan Environment — Environmental Assessment Branch under *The Environmental Assessment Act* (Saskatchewan) in order to carry out the construction and operation of the Belle Plaine Facility and TGF will need to comply with all applicable regulatory requirements during the operation of the Belle Plaine Facility, including, without limitation, *The Clean Air Act* (Saskatchewan), *The Environmental Management and Protection Act, 2002* (Saskatchewan), *The Occupational Health and Safety Act, 1993* (Saskatchewan) and *The Dangerous Goods Transportation Act* (Saskatchewan). In addition to costs for achieving and maintaining compliance with these laws, more stringent standards may also limit our operating flexibility.

The hazards and risks associated with producing and transporting TGF's products (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims by third-parties or damage to property owned by TGF or by third-parties. As protection against operating hazards, TGF intends to maintain insurance coverage against some, but not all, potential losses. However, TGF could sustain losses for uninsurable or uninsured events, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury to third-parties or damage to property owned by TGF or third-parties or other losses that are not fully covered by insurance could have a material adverse effect on TGF's business, results of operations and financial condition.

Disruptions to Infrastructure, or in the Supply of Fuel or Natural Gas

TGF's business depends on the continuing availability of rail, road, storage and distribution infrastructure. Any disruptions in this infrastructure network, whether caused by rail car shortages, earthquakes, storms, other natural disasters or human error or malfeasance, could have a material adverse effect on TGF's business. TGF will rely upon third-parties to maintain the rail lines from the Belle Plaine Facility to the national rail network, and any failure on their part to provide rail cars or maintain the lines could impede TGF's delivery of products, impose additional costs on TGF and could have a material adverse effect on TGF's business, results of operations and financial condition.

TGF's business also depends on the continuing availability of raw materials, including fuel and natural gas. The production of ethanol, from the planting of wheat to the distribution of ethanol to refiners, is highly energy-intensive. Significant amounts of fuel and natural gas are required for the growing, fertilizing and harvesting of wheat, as well as for the fermentation, distillation and transportation of ethanol and the drying of distillers grains. A serious disruption in supplies of fuel or natural gas, or significant increases in the prices of fuel or natural gas, could significantly reduce the availability of raw materials at the Belle Plaine Facility, increase

TGF's production costs and could have a material adverse effect on TGF's business, results of operations and financial condition.

Dependence on Personnel

The success of TGF to date has been largely dependent on the skills and expertise of its President and the consultants it has retained. The continued success of TGF will be dependent upon its ability to retain the services of its President and its ability to recruit and retain other key employees for its business. Although TGF is currently in the process of recruiting other key employees required to manage and operate the Belle Plaine Facility, there can be no guarantee that TGF will be able to retain such employees. Any loss of the services of TGF's President or consulting personnel could have a material adverse affect on the business and operations of TGF. Currently, neither the Company nor TGF carries "key man" insurance that would compensate it for a loss of its President.

TGF must hire qualified managers, engineers, operations and other personnel, which can be challenging in a rural community. Competition for both managers and plant employees in the ethanol industry is intense, and TGF may not be able to attract and maintain qualified personnel. In addition, unemployment rates in western Canada (where the Belle Plaine Facility will be located) are currently very low, which is increasing the competition for qualified employees generally. If TGF is unable to hire and retain productive and competent personnel TGF may not be able to efficiently operate the Belle Plaine Facility and execute its business strategy.

Technological Advances

TGF expects that technological advances in the processes and procedures for processing ethanol will continue to occur. It is possible that those advances could make the processes and procedures that TGF intends to utilize at the Belle Plaine Facility less efficient or obsolete, or cause the ethanol TGF intends to produce to be of a lesser quality. These advances could also allow TGF's competitors to produce ethanol at a lower cost than TGF. If TGF is unable to adopt or incorporate technological advances, TGF's ethanol production methods and processes could be less efficient than those of its competitors, which could cause the Belle Plaine Facility to become less competitive.

Ethanol production methods are also constantly advancing. A current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass such as agricultural waste, forest residue and municipal solid waste. This trend is driven by the fact that cellulose-based biomass is generally cheaper than wheat and corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas that are unable to grow wheat or corn. Another trend in ethanol production research is to produce ethanol through a chemical process rather than a fermentation process, thereby significantly increasing the ethanol yield per pound of feedstock. Although current technology does not allow these production methods to be competitive, new technologies may develop that would allow these methods to become viable means of ethanol production in the future. If TGF is unable to adopt or incorporate these advances into its operations, TGF's cost of producing ethanol could be significantly higher than those of its competitors, which could make the Belle Plaine Facility less competitive.

In addition, alternative fuels, additives and oxygenates are continually under development. Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol. It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol, in which case TGF's business, results of operations and financial condition may be materially adversely affected.

Leverage and Restrictive Covenants

As of December 20, 2006, TGF's total debt was $nil. In order to complete the Belle Plaine Facility, TGF intends to issue the $40 million aggregate principal amount of TGF Debentures and draw on the $50 million TGF Credit Facility. In addition, TGF may need additional debt financing to operate the Belle Plaine Facility following construction. However, TGF may not be able to obtain additional debt financing on acceptable terms or at all.

The use of debt financing makes it more difficult for TGF to operate because it must make principal and interest payments on the indebtedness and abide by covenants contained in its debt financing agreements. The level of TGF's debt may have important implications on TGF's operations, including, among other things: limiting TGF's ability to obtain additional debt financing; making TGF vulnerable to increases in prevailing interest rates; requiring TGF to dedicate a substantial portion of its cash flow from operations to interest and principal payments in respect of its indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate expenditures; placing TGF at a competitive disadvantage because it may be substantially more leveraged than some of its competitors; subjecting all or substantially all of TGF's assets to liens, which means that there may be no assets left for the Company as TGF's sole shareholder in the event of a liquidation; limiting TGF's ability to adjust to changing market conditions, which could make it more vulnerable to a downturn in the general economic conditions of its business; and limiting TGF's ability to make business and operational decisions regarding its business and its subsidiaries, including, among other things, limiting TGF's ability to pay dividends to the Company, make capital improvements, sell or purchase assets or engage in transactions TGF deems to be appropriate and in its best interest.

The terms of TGF's existing debt financing agreements contain, and any future debt financing agreement TGF enters into may contain, financial, maintenance, organizational, operational and other restrictive covenants. TGF's ability to make payments on and refinance its indebtedness will depend on its ability to generate cash from its future operations. TGF's ability to generate cash from future operations is subject, in large part, to general economic, competitive, legislative and regulatory factors and other factors that are beyond TGF's control. If TGF is unable to comply with applicable restrictive covenants or service its debt, TGF may lose control of its business and be forced to reduce or delay planned capital expenditures, sell assets, restructure its indebtedness or submit to foreclosure proceedings, all of which could result in a material adverse effect upon TGF's business, results of operations and financial condition. TGF's future debt arrangements may also include subordinated debt, which may contain even more restrictions and be on less favourable terms than TGF's existing senior debt and subordinated debt. To secure subordinated debt, TGF may have to give the lender warrants, put rights, conversion rights, the right to take control of TGF's business in the event of a default or other rights and benefits as the lender may require.

TGF may secure its debt financing directly or through wholly-owned subsidiary entities. Regardless of the structure, TGF's debt financing arrangements will contain various covenants and agreements and may contain cross-acceleration and cross-default provisions. Under these provisions, a default or acceleration of one debt agreement will result in the default and acceleration of TGF's other debt agreements (regardless of whether TGF is in compliance with the terms of such other debt agreements), providing the lenders under such other debt agreements the right to accelerate the obligations due under such other debt agreements. Accordingly, a default, whether by TGF or any of its subsidiaries, could result in all of TGF's outstanding debt becoming immediately due and payable. The application of cross-acceleration or cross-default provisions means that TGF's compliance, and its subsidiaries' compliance, with applicable debt covenants and agreements will be interdependent and one default (including a default by one of TGF's subsidiaries) could have a material adverse effect on TGF's business, results of operations and financial condition. For a description of TGF's existing debt arrangements, see "Principal Agreements — Principal Agreements of TGF".

Debt Service and Variations in Interest Rates

The TGF Credit Facility will be used to finance a portion of the capital costs of the Belle Plaine Facility. Variations in interest rates could result in significant changes in the amount required to be applied to debt service and would affect the financial results of operations of TGF. If TGF is unable to meet its debt service obligations, the lenders may be able to realize on the assets of TGF.

Foreign Exchange Risk

TGF may sell some or all of its ethanol and distillers grains into the U.S. market. Net income from sales into the U.S. market may be denominated in United States dollars, such that fluctuations of the currency exchange rate between the Canadian dollar and the United States dollar may have an impact on the Canadian dollar amount of net income realized from U.S. sales.

General Risks Relating to the Offering

Compliance with Financial Reporting and Other Requirements; Risks Associated with Internal Controls

As a result of this Offering, the Company will become subject to reporting and other obligations under applicable Canadian securities laws and TSX rules, including Multilateral Instrument 52-109 — *Certification of Disclosure in Issuers' Annual and Interim Filings* ("**MI 52-109**"). MI 52-109 will soon be amended to require annual management assessment of the effectiveness of the Company's internal controls over financial reporting. Effective internal controls, including financial reporting and disclosure controls and procedures, are necessary for the Company to provide reliable financial reports, to effectively reduce the risk of fraud and to operate successfully as a public company. These reporting and other obligations will place significant demands on the Company's management, administrative, operational and accounting resources. The Company does not have and will not have an internal audit function. The Company anticipates that it will need to upgrade its systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If the Company is unable to accomplish these objectives in a timely and effective fashion, the Company's ability to comply with its financial reporting requirements and other rules that apply to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls, including a failure to implement new or improved controls in response to identified weaknesses in its system of internal controls, could cause the Company to fail to meet its reporting obligations or result in material misstatements in its financial statements. If the Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially harmed which could also cause investors to lose confidence in its reported financial information, which could result in a lower trading price of its Common Shares.

Universal's independent auditors advised Universal, in connection with their audit of its fiscal 2006 consolidated financial statements, that they had identified material weaknesses in Universal's system of internal controls relating to Universal's accounting for Electricity Swaps. As a result, audit adjustments were required to record Electricity Swaps on a marked-to-market basis in Universal's financial statements. Also in 2006, TGF's independent auditors advised TGF, in connection with their audit of its fiscal 2006 consolidated financial statements, that they had identified material weaknesses in TGF's system of internal controls relating to TGF's accounting for capitalization of property, plant and equipment, deferred finance charges and share capital. As a result, certain audit adjustments were required to TGF's financial statements.

Management of Universal and TGF are taking remedial measures to address the internal control deficiencies described above. The process of designing and implementing an effective system of internal controls is a continuous effort that requires management to anticipate and react to changes in the business and the economic and regulatory environments. As part of its requirement to design, implement and test internal controls, the Company may discover additional weaknesses in its system of internal controls.

Availability of Future Financing

Management expects that Universal's principal source of funds following the Offering will be cash generated from its operating activities. Management expects that TGF's principal sources of funds following the Offering will be the cash raised from its recent share offerings, the issuance of TGF Debentures and borrowing capacity under the TGF Credit Facility. Management expects that the Company's principal source of funds following the Offering (on a consolidated basis) will be existing working capital, the cash to be retained by the Company for working capital purposes out of the gross proceeds of the Offering, borrowing capacity under the TGF Credit Facility and proceeds from the issuance of the TGF Debentures. Management believes that funds from these sources will provide each of the Company, Universal and TGF with sufficient liquidity and capital resources to meet their respective current and future financial obligations at existing business levels. Despite management's expectations, however, one or more of the Company, Universal or TGF may require additional equity or debt financing to meet its financial requirements. There can be no assurance that this financing will be available when required or available on commercially favourable terms or on terms that are otherwise satisfactory to the Company, in which event the financial condition of the Company may be materially adversely affected.

Conflicts of Interest

Certain of the directors and officers serve as directors and/or officers of other public companies which may be involved in the industries in which the Company participates and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director and/or officer of such other companies. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. See "Executive Compensation — Conflicts of Interest" and "Interest of Management and Others in Material Transactions".

Income Tax Matters

The Purchased Securities will be transferred to the Company on a fully or partially tax-deferred basis. The cost to the Company of the Purchased Securities will be less than fair market value, such that the Company may realize taxable income on the future disposition of the Purchased Securities.

Dependence on Subsidiaries

The Company's ability to pay dividends (if any) and, should it obtain debt financing in the future, meet its debt obligations, will be dependent on cash flows from its subsidiaries (initially Universal and TGF Amalco) and, in the short term, its ability to raise capital from external sources. Cash flows from its subsidiaries will be dependent, in the long term, on the ability of its subsidiaries to generate operating cash flows in excess of their own capital expenditures. In addition, the subsidiaries are separate and distinct legal entities that could be precluded from making such distributions under certain circumstances, including as a result of legislation or regulation or in times of financial distress. See "Dividend Policy".

Operating Costs

The operating costs of TGF's and Universal's businesses, which have the potential to vary considerably, are in part subject to TGF's and Universal's ability to negotiate acceptable commercial arrangements with third parties such as for utilities and other services. TGF's and/or Universal's earnings may be reduced if significant increases in operating costs are incurred.

Potential Unknown Liabilities

In connection with the Acquisitions, there may be unknown liabilities assumed by the Company, as well as taxation and environmental issues, for which the Company may not be indemnified pursuant to the indemnities provided under the Acquisition Agreements. In particular, to the extent that either Universal or TGF has failed to comply with or otherwise violated applicable laws, including environmental or health and safety laws, the Company may be legally and financially responsible for these violations. The discovery of any material liabilities could have a material adverse affect on the financial condition and results of operations of the Company. Certain of the Existing Shareholders holding 38% of the Purchased Securities will provide certain representations and warranties to the Company under the Acquisition Agreements with respect to TGF, Universal and this prospectus. Other Existing Shareholders' representations will be more limited in nature, relating primarily to the ownership of the Purchased Securities owned by them. Each of the Existing Shareholders will agree to indemnify the Company for breaches of representations and warranties, although the total maximum liability of each Existing Shareholder under the Acquisition Agreements in respect of an untrue representation or warranty will be limited, without duplication, to the aggregate net after tax proceeds received by such Existing Shareholder from the sale of its Purchased Securities (including any Common Shares received by such Existing Shareholder, but in such case recourse will be limited to the period of time that such Common Shares remain in escrow pursuant to the Escrow Agreement). Further, there can be no assurance that all or any of the Existing Shareholders will have sufficient assets and financial resources to satisfy any indemnification obligations that might arise, with the result that these indemnities may have a nominal value. See "Funding, Acquisitions and Related Transactions — Acquisition Agreements".

Absence of Operating History as a Public Company

To operate effectively, the Company will be required to continue to implement changes in certain aspects of its business, improve and expand its management information systems and develop, manage and train management level and other employees to comply with ongoing public company requirements. Failure to take such actions, or delay in the implementation thereof, could adversely affect the Company's business, financial condition, liquidity and results of operations.

Future Sales of Common Shares by the Existing Shareholders

Upon the Closing, the Existing Shareholders will collectively hold approximately 69% of the outstanding Common Shares (64% if the Over-Allotment Option is exercised in full). If one or more of the Existing Shareholders sells a substantial number of its Common Shares in the public market, the market price of the Common Shares could fall. In addition, the perception among the public that such sales may occur could also result in a reduction in the market price of the Common Shares.

Dilution and Future Sales of Common Shares

The Company may issue additional Common Shares in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of Common Shares, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have the discretion to determine the provisions attaching to any series of first preferred shares and second preferred shares and the price and the terms of issue of further issuances of Common Shares. Also, additional Common Shares will be issued by the Company on the exercise of options to acquire Common Shares under the Company's Option Plan and upon the vesting of RSUs granted under the Company's RSU Plan.

Limited Ability to Recover From the Existing Shareholders for Breaches of Acquisition Agreements

As described under "Funding, Acquisitions and Related Transactions — Acquisition Agreements", Existing Shareholders holding only 38% of the Purchased Securities will provide representations, warranties and related indemnities regarding Universal and TGF, the disclosure in this prospectus and certain other matters. Representations of the other Existing Shareholders will be limited to themselves and title to the Purchased Securities held by them. The liability of each of the Existing Shareholders under the Acquisition Agreements is limited to the amount of cash proceeds received by them pursuant to such agreements. Following the completion of the Acquisitions, one or more of the Existing Shareholders may have sold a large portion of its assets and may distribute all or a substantial portion of the proceeds that it receives from such sale to third parties, such as securityholders (in the case of an Existing Shareholder that is not a natural person). In the event that the Company suffers any loss as a result of a breach of the representations and warranties or any other term of the Acquisition Agreements by one or more of the Existing Shareholders, the ability of the Company to recover the amount of its loss will be limited. In addition, investors in the Company will not have a direct statutory right of action against the Existing Shareholders for a misrepresentation in this prospectus.

Unpredictability and Volatility of Common Share Price

There is currently no public market through which the Common Shares can be sold and there can be no assurance that a significant public market will develop or be sustained after this Offering. The Offering Price for the Common Shares has been determined by negotiation among the Company, the Promoters and the Underwriters and may not be indicative of the market price for the Common Shares after this Offering. If an active public market for the Common Shares does not develop, the liquidity of your investment in the Common Shares may be limited, the market price could be subject to significant fluctuations and the price per share may decline below the Offering Price.

The market price of the Common Shares could fluctuate significantly as a result of many factors, including the following: economic and stock market conditions generally, and specifically as they may impact participants in the retail natural gas industry, the retail electricity industry and the ethanol industry; the Company's earnings and results of operations and other developments affecting the Company's businesses; sales of Common Shares into the market by one or more Existing Shareholders and/or insiders; changes in financial estimates and recommendations by securities analysts following the Common Shares; earnings and other announcements by, and changes in market evaluations of, participants in the retail natural gas industry, the retail electricity industry and the ethanol industry; changes in business or regulatory conditions affecting participants in the retail natural gas industry, the retail electricity industry and the ethanol industry; trading volume of the Common Shares; additions or departures of key personnel; and competitive pricing pressures in the retail natural gas industry, the retail electricity industry and the ethanol industry.

In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's operating results or prospects have not changed.

MATERIAL CONTRACTS

The only material contracts which the Company or a subsidiary of the Company has entered into in the past two years, or will be entering into prior to the Closing of this Offering, other than contracts entered into in the ordinary course of business, are as follows:

(a) the Amended Electricity Swap Agreement referred to under "Principal Agreements — Principal Agreements of Universal — Amended Electricity Swap Agreement";

(b) the Amended Gas Purchase Agreement referred to under "Principal Agreements — Principal Agreements of Universal — Amended Gas Purchase Agreement";

(c) the Universal U.S. Gas Purchase Agreement referred to under "Principal Agreements — Principal Agreements of Universal — Universal U.S. Gas Purchase Agreement";

(d) the EPC Contract referred to under "Principal Agreements — Principal Agreements of TGF — EPC Contract";

(e) the Licence Agreement referred to under "Principal Agreements — Principal Agreements of TGF — Licence Agreement";

(f) the letter agreement providing for the TGF Credit Facility referred to under "Principal Agreements — Principal Agreements of TGF — TGF Credit Facility;

(g) the TGF Debenture Purchase Agreement referred to under "Principal Agreements — Principal Agreements of TGF — TGF Debenture Purchase Agreement";

(h) the Escrow Agreement referred to under "Escrow of Securities";

(i) the Acquisition Agreements referred to under "Funding, Acquisitions and Related Transactions — Acquisition Agreements"; and

(j) the Underwriting Agreement referred to under "Plan of Distribution".

Copies of these contracts (when executed) may be inspected at the Company's offices at Suite 1700, 25 Sheppard Avenue West, Toronto, Ontario M2N 6S6, during normal business hours during the period of distribution of the Common Shares offered hereunder, or at any time after Closing on the SEDAR website at www.sedar.com.

PROMOTERS

Gary Drummond, the Executive Chairman and a director of the Company, and Mark Silver, the President, Electricity and Gas Marketing and a director of the Company, have taken the initiative in founding and organizing the Company and may therefore be considered to be promoters of the Company for the purposes of applicable securities legislation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Management's Discussion and Analysis — Universal — Transactions with Related Parties", "Management's Discussion and Analysis of Financial Condition and Results of Operations — Management's Discussion and Analysis — TGF — Transactions with Related Parties", "Funding, Acquisitions and Related Transactions — Acquisition Agreements", "Principal Agreements — Principal Agreements of Universal —

Services Agreement and Termination Agreement", "Retained Interest", "Use of Proceeds", "Directors and Officers", "Executive Compensation", "Incentive Plans", "Principal Holders of Common Shares" and "Interest of Management and Others in Material Transactions".

Mr. Drummond resides outside of Canada. Although Mr. Drummond has appointed MacLean Keith, Barristers & Solicitors as his agent for service of process in Ontario it may not be possible for investors to collect from Mr. Drummond judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation.

LEGAL PROCEEDINGS

There are no legal proceedings material to the Company, Universal or TGF to which the Company, Universal or TGF or any of their respective subsidiaries is a party, or of which any of their respective property is the subject matter, nor are any such proceedings known to the Company to be contemplated.

LEGAL MATTERS

Certain legal matters related to the Common Shares being offered hereby are being passed upon on behalf of the Company by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

INTEREST OF EXPERTS

None of Burnet, Duckworth & Palmer LLP, Osler, Hoskin & Harcourt LLP or LECG has received or will receive a direct or indirect interest in the property of the Company or of any associate or affiliate thereof. None of Burnet, Duckworth & Palmer LLP, Osler, Hoskin & Harcourt LLP or LECG beneficially owns, directly or indirectly, any securities of the Company or of any associate or affiliate thereof. In addition, none of the aforementioned persons or companies, nor any partner, associate, director, officer or employee of any of the aforementioned persons or companies is, or is expected to be, elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Toronto, Ontario. The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices located in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. Purchasers should refer to any applicable provisions of the securities legislation of their province or territory for the particulars of these rights or consult with a legal advisor.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

The Board of Directors of Universal Energy Group Ltd.

We have read the Universal Energy Group Ltd. (the "Company") prospectus dated January 26, 2007 relating to the sale and issue of common shares offered of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the Directors of the Company on the balance sheet of the Company as at November 1, 2006. Our report is dated November 13, 2006, except as to note 3 which is as of January 26, 2007.

Toronto, Canada
January 26, 2007

(Signed) KPMG LLP
Chartered Accountants

AUDITORS' CONSENT

The Board of Directors of Universal Energy Group Ltd.

We have read the Universal Energy Group Ltd. (the "Company") prospectus dated January 26, 2007 relating to the sale and issue of common shares offered of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the Directors of Universal Energy Corporation ("Universal") on the consolidated balance sheets of Universal as at September 30, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the year ended September 30, 2006 and the period from the date of incorporation November 25, 2004 to September 30, 2005. Our report is dated November 13, 2006, except as to note 15 which is as of January 26, 2007.

Toronto, Canada	(Signed) KPMG LLP
January 26, 2007	Chartered Accountants

AUDITORS' CONSENT

The Board of Directors of Universal Energy Group Ltd.

We have read the Universal Energy Group Ltd. (the "Company") prospectus dated January 26, 2007 relating to the sale and issue of common shares offered of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the Directors of Terra Grain Fuels Holdings Inc. ("TGF") on the consolidated balance sheet of TGF as at September 30, 2006 and the consolidated statements of earnings and retained earnings and cash flows for the period from the date of incorporation on April 25, 2006 to September 30, 2006. Our report is dated November 13, 2006, except as to notes 10(b), (c), (d) and (e), which are as of January 26, 2007.

Regina, Canada
January 26, 2007

(Signed) KPMG LLP
Chartered Accountants

AUDITORS' REPORT TO THE DIRECTORS

We have audited the balance sheet of Universal Energy Group Ltd. as at November 1, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as at November 1, 2006 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (Chartered Accountants)

Toronto, Canada,
November 13, 2006, except as to note 3,
which is as of January 26, 2007

UNIVERSAL ENERGY GROUP LTD.

BALANCE SHEET

As at November 1, 2006

ASSETS

Cash		$1

SHAREHOLDER'S EQUITY

Share Capital	Note 2	$1
Subsequent events	Note 3	

Approved on behalf of the Board:

(Signed) GARY J. DRUMMOND
Director

(Signed) MARK L. SILVER
Director

See accompanying notes to financial statements.

UNIVERSAL ENERGY GROUP LTD.

NOTES TO THE FINANCIAL STATEMENTS

November 1, 2006

1. Organization

Universal Energy Group Ltd. ("UEGL") was incorporated on November 1, 2006 under the Canada Business Corporations Act. UEGL was formed to participate in the retail electricity and natural gas industries and the ethanol industry.

2. Share capital

UEGL's authorized share capital is an unlimited number of Common Shares, and an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, issuable in series.

3. Subsequent events

On January 26, 2007, UEGL filed a prospectus relating to the initial public offering of its common shares. On the closing date of this initial public offering, UEGL will purchase all of the issued and outstanding shares of Universal Energy Corporation ("Universal") and of Terra Grain Fuels Holdings Inc. ("TGF"), related corporations, following the amalgamation of TGF with its subsidiary, Terra Grain Fuels Inc. The business combination will be accounted for as a reverse take over of UEGL by Universal and an acquisition of TGF by Universal.

In connection with the closing of the initial public offering, UEGL will establish an option plan, which is intended to aid in attracting, retaining and motivating the officers, directors, employees and other eligible service providers of UEGL and its subsidiaries. In addition, UEGL will implement a restricted share unit plan as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of UEGL and any subsidiary thereof who provide services to UEGL with the opportunity to acquire common shares of UEGL through an award of restricted share units.

COMPILATION REPORT

To the Directors of
Universal Energy Group Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of **Universal Energy Group Ltd.** (the "Company") as at September 30, 2006 and the unaudited pro forma consolidated statement of operations for the year ended September 30, 2006, and have performed the following procedures:

1. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Universal Energy Group" to the audited balance sheet of the Company as at November 1, 2006, and found them to be in agreement.

2. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "Universal" to the audited balance sheet of Universal Energy Corporation ("Universal") as at September 30, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of operations captioned "Universal" to the audited income statement of Universal for the year ended September 30, 2006, and found them to be in agreement.

3. Compared the figures in the column in the unaudited pro forma consolidated balance sheet captioned "TGF" to the audited balance sheet of Terra Grain Fuels Holdings Inc. ("TGF") as at September 30, 2006, and compared the figures in the column in the unaudited pro forma consolidated statement of operations captioned "TGF" to the audited income statement of TGF for the period from incorporation on April 25, 2006 to September 30, 2006, and found them to be in agreement.

4. Made enquiries of certain officers of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the unaudited pro forma adjustments; and

   (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with requirements of the various securities commissions and similar regulatory authorities in Canada.

   The officers:

   (a) described to us the basis for determination of the unaudited pro forma adjustments; and

   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various securities commissions and similar regulatory authorities in Canada.

5. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the unaudited pro forma adjustments.

6. Recalculated the application of the unaudited pro forma adjustments to the aggregate of the amounts in the columns in the unaudited pro forma consolidated balance sheet captioned "Universal Energy Group", "Universal" and "TGF" and found the amounts in the column in the unaudited pro forma consolidated balance sheet captioned "Universal Energy Group Pro Forma Consolidated" to be arithmetically correct.

7. Recalculated the application of the unaudited pro forma adjustments to the aggregate of the amounts in the columns in the unaudited pro forma consolidated statement of operations captioned "Universal" and "TGF" and found the amounts in the column in the unaudited pro forma consolidated statement of operations captioned "Universal Energy Group Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the unaudited pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada
January 26, 2007

(Signed) KPMG LLP
Chartered Accountants

UNIVERSAL ENERGY GROUP LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited — See Compilation Report)
As at September 30, 2006

	Universal Energy Group November 1, 2006	Universal Energy ("Universal") September 30, 2006	Terra Grain Fuels Holdings Inc. ("TGF") September 30, 2006	Pro Forma Adjustments	Note 3	Universal Energy Group Pro Forma Consolidated
ASSETS						
Current Assets						
Cash	$ 1	$ 2,974,924	$29,963,645	$ 36,155,654	(a) to (h)	$ 69,094,224
Accounts receivable	—	17,351,498	189,655	—		17,541,153
Gas delivered in excess of consumption		7,649,476	—	—		7,649,476
Utility holdback	—	1,262,551	—	—		1,262,551
Investment tax credit receivable	—	—	492,283	—		492,283
Current portion of future taxes	—	5,555,693	—	—		5,555,693
	1	34,794,142	30,645,583	36,155,654		101,595,380
Property, plant and equipment	—	1,518,829	6,928,086	—		8,446,915
Deferred finance charges	—	—	1,925,046	(1,925,046)	(h)	0
Future tax	—	25,917,625	—	3,500,000	(c)	29,417,625
Goodwill	—	—	—	70,726,738	(h)	70,726,738
	$ 1	$ 62,230,596	$39,498,715	$108,457,346		$ 210,186,658
LIABILITIES						
Current Liabilities						
Accounts payable and accrued liabilities	$—	$ 6,734,363	$ 2,742,695	—		$ 9,477,058
Commodity trade financing	—	5,779,353	—	(5,779,353)	4(a)	0
Deferred gas revenues	—	10,931,434	—	—		10,931,434
Current portion of unrealized loss on swap contracts		12,050,535	—	—		12,050,535
	—	35,495,685	2,742,695	(5,779,353)		32,459,027
Warrants	—	—	831,500	(831,500)	(e)	0
Future tax	—	—	382,711	—		382,711
Unrealized loss on swap contracts	—	61,831,804	—	—		61,831,804
	—	97,327,489	3,956,906	(6,610,853)		94,673,542
SHAREHOLDERS' EQUITY/(DEFICIENCY)						
Share Capital	1	25,001,000	35,537,848	176,122,159	(a) to (h)	236,661,008
Cumulative Translation Adjustment	—	(1,091)	—	—		(1,091)
Deficit	—	(60,096,802)	3,961	(61,053,960)		(121,146,801)
	1	(35,096,893)	35,541,809	115,068,199		115,513,116
	$ 1	$ 62,230,596	$39,498,715	$108,457,346		$ 210,186,658

See accompanying notes to pro forma consolidated financial statements.

UNIVERSAL ENERGY GROUP LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited — See Compilation Report)
Year ended September 30, 2006

	Universal Energy ("Universal") Year ended September 30, 2006	Terra Grain Fuels Holdings Inc. ("TGF") Period April 25 to September 30, 2006	Pro Forma Adjustments	Note 4	Universal Energy Group Pro Forma Consolidated
REVENUE					
Gas	$ 14,182,708	$ —	$ —		$ 14,182,708
Electricity	44,109,415	—			44,109,415
	58,292,123	—	—		58,292,123
COST OF SALES					
Gas	11,791,782	—	—		11,791,782
Electricity	24,052,777	—	—		24,052,777
	35,844,559	—	—		35,844,559
GROSS MARGIN	22,447,564	—	—		22,447,564
EXPENSES					
Customer acquisition costs	16,838,441	—	—		16,838,441
General and administrative	8,183,731	328,603	91,903	(a)	8,420,431
Amortization	235,519	24,009	—		259,528
	25,257,691	352,612	(91,903)		25,518,400
Loss before other income/(expense)	(2,810,127)	(352,612)	91,903		(3,070,836)
OTHER INCOME/(EXPENSE)					
Loss on swap contracts	(88,141,459)	—	—		(88,141,459)
Interest income	—	358,676	—		358,676
	(88,141,459)	358,676	—		(87,782,783)
Income/(loss) before income taxes	(90,951,586)	6,064	91,903		(90,853,619)
Future tax recovery	(31,250,246)	2,103	32,166	(a)	(31,215,977)
NET INCOME/(LOSS) FOR THE YEAR/PERIOD	$(59,701,340)	$ 3,961	$ 59,737		$(59,637,642)

See accompanying notes to pro forma consolidated financial statements.

1. The Company

The Company was incorporated under the Canada Business Corporations Act as "Universal Energy Group Ltd." on November 1, 2006 and, other than as described in this prospectus, has not carried on any business to date. The Company was formed to participate in the retail electricity and natural gas industries and the ethanol industry.

2. Basis of presentation and proposed transactions

The accompanying unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations of the Company (collectively the "pro forma consolidated financial statements") have been prepared by management of Universal Energy Group Ltd. using the accounting principles disclosed in the financial statements of each of Universal Energy Corporation ("Universal") and Terra Grain Fuels Holdings Inc. ("TGF") (collectively the "Existing Operating Companies").

The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Company for any period following the closing of the transactions contemplated by this prospectus will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited balance sheet of the Company as at November 1, 2006, the audited consolidated financial statements of Universal as at September 30, 2006 and the audited consolidated financial statements of TGF as at September 30, 2006.

The unaudited pro forma consolidated balance sheet of the Company as at September 30, 2006 has been prepared from information derived from the financial statements listed above and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of operations of the Company for the year ended September 30, 2006 has been prepared from the financial statements listed above.

The Company has filed a prospectus for an initial public offering of its common shares (the "Offering"). On the Closing Date, the Company will use a portion of the proceeds of the Offering to acquire all of the issued and outstanding securities of Universal and TGF. The remaining proceeds of the Offering will be used by the Company to pay the expenses of the Offering and for general corporate purposes.

As the transaction will result in the existing shareholders of Universal acquiring the largest holdings of the outstanding shares of the Company, the transaction will be accounted for as an acquisition of TGF by Universal using the purchase method and as an acquisition of the Company by Universal using reverse takeover accounting.

The following is a summary of the principal transactions that will take place in connection with completion of the Offering:

(a) The Amalgamation of TGF and Terra Grain Fuels Inc. ("TGF Opco") to form TGF Amalco will occur.

(b) TGF Amalco will amend its articles to create the TGF New Amalco Shares.

2. Basis of presentation and proposed transactions (Continued)

(c) Sempra Energy Trading Corp. ("Sempra") will subscribe for 1,109,831 TGF Amalco Shares at a price of $5.00 per share for an aggregate subscription price of $5,549,155.

(d) The purchasers under the TGF Debenture Purchase Agreement will exercise their TGF Warrants to acquire 983,111 TGF Amalco Shares at an exercise price of $4.50 per share and 126,720 TGF Amalco Shares at an exercise price of $5.00 per share, for an aggregate exercise price of $5,057,600.

(e) TGF Amalco will effect a reorganization of its capital such that the TGF Amalco Shares will be exchanged for TGF New Amalco Shares and $31,450,000 principal amount of TGF Amalco Notes.

(f) The Company will purchase all of the issued and outstanding TGF New Amalco Shares and TGF Amalco Notes from the TGF Existing Securityholders. As consideration for the acquisition of the TGF New Amalco Shares and TGF Amalco Notes, the Company will pay to the TGF Existing Securityholders an aggregate of $31,450,000 in cash and will issue to the TGF Existing Securityholders an aggregate of 8,469,091 Common Shares.

(g) The Company will purchase all of the issued and outstanding Universal Shares from the Universal Existing Shareholders. As consideration for the acquisition of the Universal Shares, the Company will pay to the Universal Existing Shareholders an aggregate of $61,050,000 in cash and will issue to the Universal Existing Shareholders an aggregate of 16,439,999 Common Shares.

(h) The Company will grant to the underwriters of the Offering an over-allotment option (the "Over-Allotment Option") to purchase up to 1,704,546 Common Shares for an aggregate of $18,750,006. If the Over-Allotment Option is exercised in full, the aggregate consideration payable to the TGF Existing Securityholders for their TGF New Amalco Shares and TGF Notes will be $37,825,002 in cash and 7,889,545 Common Shares and the aggregate consideration payable to the Universal Existing Shareholders for their Universal Shares will be $73,425,004 in cash and 15,314,999 Common Shares.

3. Unaudited pro forma consolidated balance sheet of the Company

The following transactions were completed subsequent to September 30, 2006 and have been adjusted for as if they occurred on September 30, 2006:

(a) The issuance of 1,285,000 TGF Shares for total proceeds of $6,425,000.

(b) The issuance of 480,649 TGF Shares for total proceeds of $2,403,245.

The following assumptions and adjustments have been made to reflect the proposed Closing transactions described in Note 2 as if the transactions had occurred on September 30, 2006:

(c) Receipt of proceeds from the Offering in the amount of $125,000,007 and payment by the Company, directly or indirectly, of the underwriters' fee and other costs of the Offering estimated at $10,000,000. A future tax benefit in connection with the expenses of the Offering estimated at $3,500,000 has been recorded.

(d) The issuance to Sempra of 1,109,831 TGF Amalco Shares for total proceeds of $5,549,155 on Closing of the Offering.

(e) The issuance to the purchasers under the TGF Debenture Purchase Agreement of 983,111 TGF Amalco Shares at an exercise price of $4.50 per share and 126,720 TGF Amalco Shares at an exercise price of $5.00 per share, for an aggregate exercise price of $5,057,600.

3. Unaudited pro forma consolidated balance sheet of the Company (Continued)

(f) The purchase of all of the issued and outstanding TGF New Amalco Shares and TGF Amalco Notes for cash of $31,450,000 and 8,469,091 common shares of the Company at $11.00 per share. Total aggregate consideration paid for the TGF New Amalco Shares and TGF Amalco Notes amounts to $124,610,001.

(g) The purchase of all of the issued and outstanding Universal Shares for cash of $61,050,000 and 16,439,999 common shares of the Company at $11.00 per share. Total aggregate consideration paid for the Universal Shares amounts to $241,889,989.

The acquisition of Universal by the Company effectively represents a combining of the Universal and TGF businesses concurrent with the reverse takeover of the Company. The combining of Universal, TGF and the Company reflect:

(i) The acquisition of TGF by Universal recorded at the exchange amount of $124,610,001 is the estimated fair value of the consideration to be given to acquire the TGF New Amalco Shares and TGF Amalco Notes. The purchase price less the cash portion thereof has been added to the capital stock of Universal. The preliminary allocation of the excess of fair value over net book value has been attributed to goodwill as follows:

	$
Net assets acquired:	
Net working capital	46,955,177
Property, plant and equipment	6,928,086
Goodwill	70,726,738
	124,610,001
Consideration:	
Cash	31,450,000
Issuance of 8,469,091 common shares at $11.00 per share	93,160,001
	124,610,001

No amortization expense related to property, plant and equipment was recorded as TGF Amalco is still in the start-up phase of its operations with the ethanol plant still under construction. The allocation of the purchase price to the assets and liabilities of TGF Amalco will be finalized after the acquisition has been completed and accordingly may change.

(ii) The net equity of the Company is effectively being exchanged for equity issued by Universal and accordingly represents an increase to Universal's share capital.

(iii) The payment to the Universal Existing Shareholders of $61,050,000 has been recorded as a deemed distribution and charged directly to the deficit.

(h) The pro forma financial statements assume that the Over-Allotment Option to purchase up to 1,704,546 common shares for aggregate proceeds of $18,750,006 has not been exercised. On closing, 23,204,544 Common Shares will be issued to the Existing Shareholders. An additional 1,704,546 Common Shares will be issued to the Existing Shareholders thirty days after closing.

4. Unaudited pro forma consolidated statement of operations

The unaudited pro forma consolidated statement of operations of the Company has been prepared assuming that the Company was in operation during the year ended September 30, 2006 and as if the proposed transactions described in note 2 had occurred on October 1, 2005. The unaudited pro forma consolidated statement of operations of the Company reflects the following assumptions and adjustments to the income and expenses of the Company:

(a) The reduction in interest expense of $91,903 for the year ended September 30, 2006 to reflect the elimination of the commodity financing facility no longer required by the Company.

5. Unaudited pro forma statement of share capital as at September 30, 2006

	Number of Shares	$
Authorized:		
Unlimited number of Common Shares		
Unlimited number of First Preferred Shares, issuable in series		
Unlimited number of Second Preferred Shares, issuable in series		
Issued:		
The Company's share capital at November 1, 2006	1	1
Reduction of the Company's share capital to book value	—	(1)
Acquisition of TGF Amalco's common shares and notes for shares of the Company	8,469,091	93,160,001
Acquisition of Universal's shares for shares of the Company	16,439,999	25,001,000
Shares issued to the public, less issue costs	11,363,637	118,500,007
	36,272,728	236,661,008

6. Commitments

(a) The Company's commitments for premises under lease obligations for each of the next five years are as follows:

Year	Amount
2007	$ 746,388
2008	750,422
2009	765,243
2010	765,243
2011	766,067
	$3,793,363

6. Commitments (Continued)

(b) The Company's commitments under long-term natural gas contracts with Sempra for each of the next five years are as follows:

Year	Amount
2007	$ 81,861,561
2008	81,457,350
2009	79,466,534
2010	65,948,002
2011	36,279,511
	$345,012,958

The above commitments have been entered into to meet delivery requirements for currently enrolled and flowing natural gas customers under long-term natural gas supply contracts.

(c) The Company is also committed under long-term contracts with customers to supply electricity and natural gas. These contracts have various expiry dates and renewal options.

(d) TGF completed negotiations to enter into an EPC Construction Contract with an effective date of September 29, 2006, with EllisDon/VCM in Joint Venture and EllisDon Corporation for a sum of $129,800,000 to perform and complete all design, engineering, procurement, construction and commissioning work in connection with the development of the Belle Plaine Facility.

(e) TGF has entered into a licence agreement with Delta-T Corporation for the right to use in perpetuity Delta-T Corporation's technology for the purpose of construction, operation, enhancement and optimization of the Belle Plaine Facility for a fee of approximately $2.9 million.

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of Universal Energy Corporation as at September 30, 2006 and 2005 and the consolidated statements of deficit, operations and cash flows for the year ended September 30, 2006 and for the period from date of incorporation, November 25, 2004 to September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for the year ended September 30, 2006 and for the period from date of incorporation, November 25, 2004 to September 30, 2005 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
November 13, 2006, except as to note 15
which is as of January 26, 2007

UNIVERSAL ENERGY CORPORATION

CONSOLIDATED BALANCE SHEET

As at September 30

		2006	2005
ASSETS			
Current Assets			
Cash	Note 5	$ 2,974,924	$1,701,634
Accounts receivable	Note 9	17,351,498	437,880
Gas delivered in excess of consumption		7,649,476	172,902
Utility holdback	Note 6	1,262,551	—
Current portion of future taxes	Note 10	5,555,693	—
		34,794,142	2,312,416
Future taxes	Note 10	25,917,625	222,484
Property, plant and equipment	Note 7	1,518,829	315,764
		$ 62,230,596	$2,850,664
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	Note 9	$ 6,734,363	$ 261,782
Commodity trade financing	Note 9	5,779,353	—
Advances from shareholders	Note 9	—	2,842,941
Deferred gas revenues		10,931,434	140,403
Current portion of unrealized loss on swap contracts	Note 12	12,050,535	—
		35,495,685	3,245,126
Unrealized loss on swap contracts	Note 12	61,831,804	—
		97,327,489	3,245,126
SHAREHOLDERS' DEFICIENCY			
Share capital	Note 8	25,001,000	1,000
Cumulative translation adjustment		(1,091)	—
Deficit		(60,096,802)	(395,462)
		(35,096,893)	(394,462)
Commitments	Note 11		
Subsequent events	Note 15		
		$ 62,230,596	$2,850,664

Approved on behalf of the Board:

(Signed) GARY J. DRUMMOND
Director

(Signed) MARK L. SILVER
Director

See accompanying notes to consolidated financial statements.

UNIVERSAL ENERGY CORPORATION

CONSOLIDATED STATEMENT OF DEFICIT

	Year Ended September 30, 2006	From the Date of Incorporation, November 25, 2004 to September 30, 2005
Deficit, beginning of year/period	$ (395,462)	$ —
Net loss for the year/period	(59,701,340)	(395,462)
DEFICIT, END OF YEAR/PERIOD	$(60,096,802)	$(395,462)

See accompanying notes to consolidated financial statements.

UNIVERSAL ENERGY CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

		Year Ended September 30, 2006	From the Date of Incorporation, November 25, 2004 to September 30, 2005
REVENUE			
Gas		$ 14,182,708	$ 50,741
Electricity		44,109,415	—
		58,292,123	50,741
COST OF SALES			
Gas		11,791,782	57,508
Electricity		24,052,777	—
		35,844,559	57,508
GROSS MARGIN		22,447,564	(6,767)
EXPENSES			
Customer acquisition costs		16,838,441	974,535
General and administrative		8,183,731	1,396,911
Amortization of property, plant and equipment		235,519	36,476
		25,257,691	2,407,922
Loss before other income/(expense)		(2,810,127)	(2,414,689)
OTHER INCOME/(EXPENSE)			
Gain on sale of gas supply contracts		—	1,796,743
Loss on swap contracts	Note 12	(88,141,459)	—
		(88,141,459)	1,796,743
Loss before income taxes		(90,951,586)	(617,946)
Future tax recovery	Note 10	(31,250,246)	(222,484)
NET LOSS FOR THE YEAR/PERIOD		$(59,701,340)	$ (395,462)

See accompanying notes to consolidated financial statements.

UNIVERSAL ENERGY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended September 30, 2006	From the Date of Incorporation, November 25, 2004 to September 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year/period	$(59,701,340)	$ (395,462)
Adjustments to reconcile net loss to cash used in operating activities:		
Amortization	235,519	36,476
Increase in accounts receivable	(16,913,618)	(437,880)
Increase in gas delivered in excess of consumption	(7,476,574)	(172,902)
Increase in deferred gas revenues	10,791,031	140,403
Increase in utility holdback	(1,262,551)	—
Increase in future taxes	(31,250,834)	(222,484)
Increase in accounts payable and accrued liabilities	6,476,890	261,782
Increase in commodity trade financing	5,779,353	—
Unrealized loss on swap contracts	73,882,339	—
Cash used in operating activities	(19,439,785)	(790,067)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(1,438,584)	(352,240)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares	—	1,000
Issuance of Class C shares	22,157,059	—
Advances from shareholders	—	2,842,941
Cash provided by financing activities	22,157,059	2,843,941
Unrealized loss on foreign exchange translation	(5,400)	—
NET INCREASE IN CASH	1,273,290	1,701,634
CASH, BEGINNING OF PERIOD	1,701,634	—
CASH, END OF PERIOD	$ 2,974,924	$1,701,634
Supplemental information — interest paid	91,903	—

See accompanying notes to consolidated financial statements.

UNIVERSAL ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 1, 2005 to September 30, 2006

1. Organization

Universal Energy Corporation ("Universal") is incorporated under the laws of the Province of Ontario and is licensed by the Ontario Energy Board as an electricity and natural gas marketer. Its wholly owned subsidiary, Universal Gas & Electric Corporation ("UGE"), is incorporated pursuant to the General Corporation Law of the State of Delaware. UGE is licensed as an alternative gas supplier by the Michigan Public Service Commission.

2. Operations

Universal sells price protected electricity and fixed price natural gas contracts to Ontario residential, small to mid-sized commercial and small industrial customers. Through its subsidiary, UGE, Universal sells fixed price natural gas contracts to small to mid-sized commercial customers in Michigan.

Universal's customers reduce or eliminate their exposure to price volatility for electricity and natural gas by fixing their commodity cost under fixed price contracts for a period of up to five years. Universal's general practice is to match the estimated commodity requirements of its customers by purchasing offsetting notional or physical volumes of electricity and natural gas at fixed prices for the term of its related customer contracts.

3. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include the accounts of Universal and its wholly owned subsidiary.

(b) Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In particular, valuation techniques such as those used in the preparation of fair values are significantly affected by the assumptions used and the amount and timing of estimates. The aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the supply contracts.

(c) Gas delivered in excess of consumption/Deferred gas revenues and Unbilled revenues/Gas under delivered

Natural gas is delivered to local distribution companies ("LDCs") in equal monthly amounts. Natural gas delivered to LDCs in excess of consumption by customers is stated as an asset at the lower of cost and net realizable value. Collections from LDCs in advance of customer consumption of natural gas result in a liability shown as deferred gas revenues.

Unbilled revenues result in an asset when customers consume more natural gas than has been delivered to LDCs and is stated at realizable value. Natural gas under delivered represents Universal's obligation to the LDCs with respect to natural gas consumed by customers in excess of that delivered to the LDCs. Natural gas under-delivered is valued at the average cost of natural gas purchases made during the period in which the under-delivery occurs.

Due to the seasonality of operations, during the winter months, customers consume more natural gas than the amount of natural gas that Universal delivers to the LDCs, resulting in the recognition of

3. Summary of significant accounting policies (Continued)

unbilled revenues/gas under-delivered. However, in the summer months, customers consume less natural gas than Universal delivers to the LDCs, resulting in the recognition of natural gas delivered in excess of consumption/deferred gas revenues.

(d) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets, as follows:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight line	Term of lease
Computer software	Straight line	5 years

In the year of acquisition, amortization is taken at one-half of the above rates.

The property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its fair value, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated. The asset and liabilities of a group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(e) Derivative instruments

Electricity

Universal has entered into contracts with customers to provide electricity at fixed prices ("customer electricity contracts"). The customer electricity contracts expose Universal to changes in market prices of electricity and consumption levels as Universal is obligated to the electricity LDC at the floating rate for electricity paid by the LDC. To reduce its exposure to changes in commodity prices arising from the acquisition of electricity at floating or indexed rates, Universal uses electricity derivative financial contracts ("electricity derivative contracts"). These electricity derivative contracts are fixed-for-floating swaps whereby Universal agrees with a counterparty to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity of electricity for a specified time frame. The cash flow from these contracts is expected to be effective in offsetting Universal's electricity price exposure and serves to fix Universal's acquisition cost of electricity to be delivered under the fixed price customer contracts.

These electricity derivative contracts have been accounted for in the financial statements in accordance with Emerging Issue Committee 128 — Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. Realized and unrealized changes in the fair value of the electricity

3. Summary of significant accounting policies (Continued)

swaps, generally referred to as marked to market gains/(losses), have been recognized as other income/expense in the Consolidated Statement of Operations.

Gas

Universal has entered into contracts with customers to provide natural gas at fixed prices ("customer gas contracts"). The customer natural gas contracts expose Universal to changes in market prices of natural gas and consumption levels. To reduce its exposure to changes in commodity prices, Universal purchases matching quantities of natural gas at fixed prices for equivalent terms to offset its delivery requirements under its customer contracts.

These contracts are not considered derivative financial instruments.

(f) Revenue recognition

Universal delivers electricity and/or natural gas to end-use customers who have entered into long-term fixed price or price protected contracts. Universal recognizes revenue when the delivered electricity and/or natural gas is consumed by the end-user customer.

(g) Customer acquisition costs

Universal incurs commissions and other direct selling expenses to acquire customers. Commissions are charged to income in the period in which the customer is acquired. Other direct selling expenses are charged to income as incurred.

(h) Income taxes

Universal uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year of enactment or substantive enactment of such tax rates.

(i) Foreign currency translation

Universal's currency of measurement in its consolidated financial statements is the Canadian dollar. Its U.S. subsidiary is considered a self-sustaining foreign operation. Assets and liabilities are translated into the reporting currency at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated into the reporting currency at the average rates of exchange in effect for the period. Gains or losses on translation of UGE are deferred and reported as a separate component of equity.

(j) Recent accounting pronouncements

On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments — Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards will be effective for fiscal

3. Summary of significant accounting policies (Continued)

years beginning on or after October 1, 2006. The impact of implementing these new standards on Universal's consolidated financial statements is not yet determinable and is dependent on the outstanding positions and related fair values at the time of transition.

Other comprehensive income

As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheet. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations and changes in the fair value of the effective portion of cash flow hedging instruments.

Financial instruments — recognition and measurement

Under the new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

4. Seasonality of operations

Universal's operations are seasonal. Natural gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September and is lowest in April through June and October through December. The seasonality of natural gas customers' consumption does not create any variability in cash flows as Universal purchases for delivery to the utilities a pre-determined fixed amount of natural gas per month and receives payment for the delivered amount irrespective of actual customer consumption. Natural gas pools are rebalanced annually. The seasonality of customers' electricity consumption creates variability in monthly cash flow as electricity is consumed upon delivery and payments received from LDCs are based on consumption.

5. Cash

Included in cash is restricted cash of:

(i) $27,112 representing rebate monies received from LDCs in Ontario as provided by the Independent Electricity System Operator. Universal is obligated to disburse the monies to eligible end-use customers in accordance with applicable regulatory requirements; and

(ii) $127,737 representing monies contained in a blocked account in accordance with Universal's electricity and natural gas agreements with Sempra Energy Trading Corp. ("Sempra") (See Note 9(a)).

6. Utility holdback

Universal's monthly remittance from the Michigan utilities is the lesser of 110% of the utilities' Gas Cost Recovery factor ("GCR") (essentially the utilities' regulated price for natural gas) and Universal's contracted selling price to its customers. In the event that Universal's contracted selling price is greater than 110% of the GCR a holdback account for the differential will be maintained for Universal by the utility. Universal will receive a refund of the amount accumulated in the holdback account, without interest, to the end of the most recently completed program year.

7. Property, plant and equipment

2006	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 455,037	$105,202	$ 349,835
Computer software	150,000	15,000	135,000
Furniture and fixtures	676,396	97,933	578,463
Office equipment	273,624	30,283	243,341
Leasehold improvements	235,767	23,577	212,190
	$1,790,824	$271,995	$1,518,829

2005	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$154,474	$19,680	$134,794
Furniture and fixtures	180,376	15,320	165,056
Office equipment	17,390	1,476	15,914
	$352,240	$36,476	$315,764

8. Share capital

Universal's authorized share capital is an unlimited number of common shares and an unlimited number of Class A, Class B and Class C shares.

8. Share capital (Continued)

The issued share capital of Universal is as follows:

	2006		2005	
	Issued	$	Issued	$
Common shares	100,000	$ 1,000	100,000	$1,000
Class C voting shares	25,000,000	$25,000,000	—	—
		$25,001,000		$1,000

Class C shares are redeemable at the option of Universal and are entitled to a non-cumulative dividend at the rate of 6% per annum. No dividends have been declared or paid on the shares since issuance. Class C shares are also subject to the shareholders' agreement dated July 14, 2005, as amended, and are subject to restrictions on transfers, redemption and retraction (see Note 9(g)).

9. Related party transactions and balances

During the year Universal entered into various transactions with related parties as follows:

(a) **Sempra**

Universal has entered into the following agreements with Sempra, a significant shareholder of the company:

(i) Commodity trade financing

Sempra provides commodity trade financing to Universal. The commodity trade financing includes a facility of $5,000,000 for amounts deemed due for payment, which bears interest at LIBOR plus 2%. Interest paid during the year amounted to $91,903 (2005 — $Nil). Included in the amount outstanding at September 30, 2006 of $5,779,353 is the amount due for payment under the facility of $2,515,452 (2005 — $Nil).

(ii) Gas purchase agreement

Universal entered into the Gas Purchase Agreement with Sempra on July 14, 2005. Pursuant to the Gas Purchase Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of natural gas, subject to certain limited circumstances.

Universal's obligations to Sempra under the Gas Purchase Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified blocked Universal accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Gas Purchase Agreement, and all excess amounts are then paid to Universal.

If Sempra defaults in its obligations to deliver natural gas to Universal, or if Universal defaults in its obligation to accept delivery of natural gas, subject to force majeure, the Gas Purchase Agreement contains provisions requiring the payment of various amounts by the non-performing party to the performing party.

9. Related party transactions and balances (Continued)

During the year, Universal made natural gas purchases under the agreement totaling $18,893,613 (2005 — $230,852). Included in accounts payable at September 30, 2006 is $2,140,667 (2005 — $184,882).

(iii) Electricity swap agreement

Universal entered into the Electricity Swap Agreement with Sempra on July 14, 2005. Pursuant to the Electricity Swap Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of Electricity Swaps.

Universal's obligations to Sempra under the Electricity Swap Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified blocked Universal accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Electricity Swap Agreement, and all excess amounts are then paid to Universal.

Upon the occurrence of a Contract Termination Event, the non-defaulting party has the right to immediately, for so long as the Contract Termination Event is continuing: (a) suspend its performance under Electricity Swaps then outstanding; or (b) liquidate and terminate the Electricity Swaps then outstanding and accelerate the payment of any amounts due. Upon any such liquidation and termination, the non-defaulting party must calculate a net settlement amount in accordance with the formula contained in the Electricity Swap Agreement. The party with the net settlement amount payment obligation must pay such amount to the other party within one business day of receipt from the non-defaulting party of notice of such calculation.

During the year, Universal made electricity swap payments under the agreement totaling $17,886,958 (2005 — Nil).

(b) During the year, Universal paid $71,404 (2005 — $399,714) to UEC Marketing Ltd. controlled by certain shareholder-distributors to offset branch opening and operating costs. Universal has loaned monies to UEC Marketing Ltd. which are included in accounts receivable at September 30, 2006 for an amount owing of $279,919 (2005 — $184,919). This amount was repaid subsequent to year-end.

(c) During the year, Universal paid $258,000 (2005 — Nil) for direct mail marketing services to Market Connections Inc. in which certain shareholders hold an equity interest. Included in accounts payable at September 30, 2006 is an amount owing of $10,326 (2005 — Nil).

(d) During the year, Universal paid $5,047,000 (2005 — $466,000) to shareholder-distributors for commissions and marketing fees which are included in customer acquisition costs.

(e) During the year Universal leased office space under a sub-lease arrangement with a company controlled by a shareholder of Universal and made payments for rent totaling $139,109 (2005 — $34,760).

(f) During the year, Universal purchased computer software from a company controlled by an officer of Universal. Included in accounts payable at September 30, 2006 is an amount owing of $150,000 (2005 — Nil).

9. Related party transactions and balances (Continued)

(g) During fiscal 2005 shareholders advanced non-interest bearing loans to Universal. These loans were converted into Class C shares during fiscal 2006.

These transactions were conducted by Universal in the normal course of business on terms and rates similar to transactions negotiated with arm's length parties.

10. Income taxes

The future tax recovery comprises:

(a) Summary of the major components of the future tax recovery:

	2006	2005
Loss before income taxes	$(90,951,586)	$(617,946)
Tax at statutory rates	32,833,523	223,202
Tax effect of expenses that are not deductible for income purposes	(5,501)	(718)
Reduction in future taxes resulting from reduction in tax rates	(1,577,776)	—
Future tax recovery	$ 31,250,246	$ 222,484

(b) Tax rate reconciliation:

	2006	2005
Tax at statutory rates	36.10%	36.12%
Tax effect of expenses that are not deductible for income tax purposes	(0.01)%	(0.12)%
Effect on opening future tax of reduction in income tax rates	(1.73)%	—
Average effective income tax	34.36%	36.00%

(c) Components of Universal's future taxes are as follows:

	2006	2005
Unrealized loss on swap contracts	$25,441,580	$ —
Non-capital loss carry-forwards	6,031,738	222,484
Future taxes — current and long-term	$31,473,318	$222,484

As at September 30, 2006, Universal has Canadian operating loss carry-forwards of $16,077,392 available to reduce future years' taxable income, which expire as follows:

Year	Amount
2015	$ 633,272
2026	15,444,120
	$16,077,392

UGE is subject to tax on its taxable income at a rate of 35% (2005 — 35%). At September 30, 2006, UGE had $1,704,597 (US$ 1,526,596) in combined operating loss carry-forwards for tax purposes, which will expire by 2026.

11. Commitments

(a) Universal's commitments for premises under lease obligations for each of the next five years are as follows:

Year	Amount
2007	$ 734,618
2008	737,582
2009	752,403
2010	752,403
2011	755,367
	$3,732,373

(b) Universal's commitments under long-term natural gas contracts with Sempra for each of the next five years are as follows:

Year	Amount
2007	$ 81,861,561
2008	81,457,350
2009	79,466,534
2010	65,948,002
2011	36,279,511
	$345,012,958

The above commitments have been entered into to meet delivery requirements for currently enrolled and flowing natural gas customers under long-term natural gas supply contracts.

(c) Universal is also committed under long-term contracts with customers to supply electricity and natural gas. These contracts have various expiry dates and renewal options.

12. Financial instruments

(a) **Fair value**

Universal has a variety of electricity supply contracts that are considered derivative financial instruments. The fair value of derivative financial instruments is the estimated amount that Universal would pay or receive to dispose of these supply contracts in the market. Universal has estimated the value of these contracts using a discounted cash flow method which employs market forward curves.

12. Financial instruments (Continued)

At September 30, 2006, Universal had electricity fixed-for-floating swap contracts in Ontario which it has committed with the following terms:

Notional volumes	2.0 to 40.0 MW/h
Total remaining notional volume	5,037,593 MWh
Maturity dates	October 31, 2006 to December 31, 2011
Fixed price per MWh (in dollars)	$65.85 to $86.69
Fair value	$73,882,339 unfavorable
Remaining Notional value	$377,780,000

	2006	2005
Current portion of unrealized loss on swap contracts	$12,050,535	$ —
Unrealized loss on swap contracts	61,831,804	—
Total unrealized loss on swap contracts	$73,882,339	$ —

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, and commodity trade financing approximate their fair values due to their short-term liquidity.

(b) **Customer credit risk**

In Ontario and Michigan, the LDCs provide collection services and assume the risk of any bad debts owing from Universal's customers. Therefore, Universal receives the collection of customer account balances directly from the LDCs. Management believes that the risk of the LDCs failing to deliver payment to Universal is minimal.

(c) **Supplier risk**

Universal purchases its natural gas delivered to its customers through long-term contracts entered into with its exclusive supplier, Sempra. It also enters into Electricity Swaps with Sempra to swap its floating rate payments to the LDC for a fixed rate. Universal has an exposure to supplier and counterparty risk as the ability to continue to deliver natural gas and fulfill its obligations to the LDC for electricity delivery to its customers is reliant upon the ongoing operations of Sempra and its ability to fulfill its contractual obligations. Based on Sempra's credit rating, management believes that the risk of Sempra being unable to deliver the contracted amounts of natural gas and fulfill the financial obligations under the Electricity Swaps is minimal.

(d) **Foreign currency risk**

Universal has an exposure to foreign currency exchange rates, as a result of its investment in its U.S. operations.

13. Reportable business segments

Universal operates in two reportable geographic segments, Canada and the United States. The Canadian operations include electricity and natural gas and the United States operations include natural gas. Universal evaluates segment performance based on gross margin.

13. Reportable business segments (Continued)

The following table presents Universal's results from continuing operations by geographic segment for the current fiscal year. No comparative information is provided for the prior fiscal year as Universal did not commence operations in the United States until March 2006.

2006	Canada	United States	Consolidated
REVENUE			
Gas	$ 10,707,555	$ 3,475,153	$ 14,182,708
Electricity	44,109,415	—	44,109,415
	54,816,970	3,475,153	58,292,123
COST OF SALES			
Gas	9,386,729	2,405,053	11,791,782
Electricity	24,052,777	—	24,052,777
	33,439,506	2,405,053	35,844,559
GROSS MARGIN	21,377,464	1,070,100	22,447,564
EXPENSES			
Customer acquisition costs	14,400,558	2,437,883	16,838,441
General and administrative	7,845,891	337,840	8,183,731
Amortization of property, plant and equipment	235,519	—	235,519
	22,481,968	2,775,723	25,257,691
Loss on swap contracts	(88,141,459)	—	(88,141,459)
Loss before income taxes	(89,245,963)	(1,705,623)	(90,951,586)
Future tax recovery	(30,653,420)	(596,826)	(31,250,246)
NET LOSS FOR THE YEAR	$(58,592,543)	$(1,108,797)	$(59,701,340)
Property, plant and equipment	1,518,829	—	1,518,829
Total assets	$ 51,288,062	$10,942,534	$ 62,230,596

14. Collection services agreements

Universal has entered into collection services agreements with various electricity and natural gas LDCs. Under these agreements, Universal has the right to settle on a net basis with the LDCs by offsetting amounts payable to the LDCs with amounts receivable from the LDCs.

15. Subsequent events

On January 26, 2007, Universal Energy Group Ltd. ("UEGL"), a corporation related to Universal, filed a prospectus relating to the initial public offering of its common shares. On the closing date of this initial public offering, UEGL will purchase all of the issued and outstanding shares of Universal and of Terra Grain Fuels Holdings Inc. ("TGF"), a related corporation, following the amalgamation of TGF with its

15. Subsequent events (Continued)

subsidiary, Terra Grain Fuels Inc. The business combination will be accounted for as a reverse takeover of UEGL by Universal and an acquisition of TGF by Universal.

In connection with the closing of the initial public offering, the Gas Purchase Agreement and the Electricity Swap Agreement will each be amended and restated. The amended and restated agreements will terminate on June 30, 2010. Among other things, the amended and restated agreements will contain: margin requirements that commence two years following the closing date of the initial public offering; restrictions on the payment of dividends; and restrictions on the making of investments.

Also in connection with the closing of the initial public offering, (i) UGE and Sempra will enter into an agreement pursuant to which Sempra will supply natural gas to UGE in connection with UGE's gas marketing business in Michigan (which will be on terms substantially the same as the amended and restated Gas Purchase Agreement between Universal and Sempra), and (ii) Universal will assign to UGE all of Universal's gas transactions under the Gas Purchase Agreement relating to UGE's gas marketing business in Michigan.

In connection with the closing of the initial public offering, UEGL will establish an option plan, which is intended to aid in attracting, retaining and motivating the officers, directors, employees and other eligible service providers of UEGL and its subsidiaries. In addition, UEGL will implement a restricted share unit plan as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of UEGL and any subsidiary thereof who provide services to UEGL with the opportunity to acquire common shares of UEGL through an award of restricted share units.

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheet of Terra Grain Fuels Holdings Inc. as at September 30, 2006 and the consolidated statements of earnings and retained earnings and cash flows for the period from incorporation on April 25, 2006 to September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and the results of its operations and its cash flows for the period from incorporation on April 25, 2006 to September 30, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Regina, Canada
November 13, 2006, except as to notes 10(b), (c), (d) and (e)
which are as of January 26, 2007

TERRA GRAIN FUELS HOLDINGS INC.
CONSOLIDATED BALANCE SHEET
September 30, 2006

	2006
ASSETS	
Current assets:	
Cash (note 2)	$29,963,645
GST recoverable	156,091
Deposits	33,564
Investment tax credit receivable (note 4(c))	492,283
	30,645,583
Property, plant and equipment (note 3)	6,928,086
Deferred finance charges	1,925,046
	$39,498,715
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	$ 2,742,695
Warrants (note 5(c))	831,500
Future tax liability (note 4(b))	382,711
Shareholders' equity:	
Share capital (note 6)	35,537,848
Retained earnings	3,961
	35,541,809
Commitments (notes 5 and 9)	
Subsequent events (note 10)	
	$39,498,715

On behalf of the Board:

(Signed) GARY J. DRUMMOND
Director

(Signed) TIM J. LAFRANCE
Director

See accompanying notes to consolidated financial statements.

TERRA GRAIN FUELS HOLDINGS INC.

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

For the period from incorporation on April 25, 2006 to September 30, 2006

	2006
Expenses:	
General and administrative	$328,603
Amortization of equipment	12,459
Amortization of deferred finance charges	11,550
	352,612
Less: Interest income	358,676
Earnings before income taxes	6,064
Income taxes (note 4):	
Future	2,103
Net earnings and retained earnings, end of period	$ 3,961

See accompanying notes to consolidated financial statements.

TERRA GRAIN FUELS HOLDINGS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from incorporation on April 25, 2006 to September 30, 2006

	2006
Cash provided by (used in):	
Operations:	
Net earnings	$ 3,961
Items not involving cash:	
Amortization of equipment	12,459
Amortization of deferred finance charges	11,550
Future income taxes	2,103
Change in non-cash operating working capital:	
Deposits	(33,564)
Accounts payable and accrued liabilities	75,849
	72,358
Financing:	
Issue of common shares, net of share issuance costs	35,525,000
Deferred finance charges	(711,640)
	34,813,360
Investing:	
Additions to property, plant and equipment	(4,922,073)
Increase in cash and cash, end of period	$29,963,645
Supplemental cash flow information:	
Non-cash investing activities:	
Property, plant and equipment included in accounts payable and accrued liabilities	$ 2,666,846
Property, plant and equipment included in GST recoverable	156,091
Property, plant and equipment included in investment tax credit receivable	492,283

See accompanying notes to consolidated financial statements.

Terra Grain Fuels Holdings Inc. ("TGF") is a development stage enterprise incorporated under the *Canada Business Corporations Act* on April 25, 2006. Its primary activity is the construction of an ethanol production facility (the "Belle Plaine Facility") located in the Rural Municipality of Pense No. 160, near Belle Plaine, Saskatchewan, approximately 45 km west of Regina. The Belle Plaine Facility's planned capacity is approximately 150 million litres of ethanol annually along with dried distillers grains.

Subsequent to September 30, 2006, TGF completed negotiations to enter into an EPC Construction Contract (the "Contract") with an effective date of September 29, 2006, with Ellis Don/VCM in Joint Venture (the "Contractor") for a sum of $129,800,000 (the "Contract Price") to perform and complete all design, engineering, procurement, construction and commissioning work in connection with the development of the Belle Plaine Facility. The contract price includes a cash allowance for certain manufacturer's transportation costs and field fabricated tanks. These costs have been estimated in the Contract Price.

Except as expressly set out in the Contract, any and all expenses incurred by the Contractor related to the construction of the Belle Plaine Facility in excess of the Contract Price are the responsibility of the Contractor. Additionally, the Contractor has guaranteed to TGF that the Belle Plaine Facility will be designed and constructed by the Contractor to meet or exceed certain performance guarantees set out in the Contract. TGF is obligated to pay the Contract Price in lump sum instalments as certain milestones in the construction schedule are achieved.

1. Significant accounting policies

(a) Basis of presentation:

TGF has adopted the Canadian Accounting Standard for Enterprises in the Development Stage. All direct costs relating to the development of the Belle Plaine Facility to date are considered pre-operating and are capitalized, including the cost of consulting for the design and engineering for the Belle Plaine Facility, except for administrative costs that are not directly related to development activities. When commercial production begins, these capitalized costs will be amortized based on the estimated life of the Belle Plaine Facility.

The carrying values of property, plant and equipment are not intended to reflect their future value. In particular, the future value of the property, plant and equipment of the Belle Plaine Facility depends on the start-up of commercial production, the ability of TGF to obtain financing and the future profitability of the Belle Plaine Facility. Accordingly, property, plant and equipment are assessed in each reporting period to determine if there are events or circumstances that would indicate it is unlikely such costs will be recovered in the future. If there are costs that are considered unlikely to be recovered, they are charged to earnings.

These consolidated financial statements include the accounts of TGF and its subsidiary, Terra Grain Fuels Inc.

(b) Property, plant and equipment:

Amortization on equipment is provided using the following methods and annual rates:

Asset	Basis	Term
Furniture and fixtures	Declining balance	20%
Computer	Declining balance	33⅓%
Leasehold improvements	Straight-line	5 years

1. Significant accounting policies (Continued)

No amortization will be taken on the Belle Plaine Facility under development until the commencement of commercial production.

(c) **Use of estimates:**

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(d) **Future income taxes:**

Income taxes are accounted for under the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment or enactment occurs.

(e) **Deferred finance charges:**

Deferred finance charges are costs incurred by TGF for arranging long-term debt financing and will be amortized over the term of the related long-term debt.

(f) **Foreign currency translation:**

Monetary items denominated in foreign currencies are translated to Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Foreign exchange gains and losses are included in income.

(g) **Recent accounting pronouncements:**

On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments — Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards will be effective for fiscal years beginning on or after October 1, 2006. The impact of implementing these new standards on TGF's consolidated financial statements is not yet determinable and is dependent on the outstanding positions and related fair values at the time of transition.

Other comprehensive income

As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheet. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations and changes in the fair value of the effective portion of cash flow hedging instruments.

Financial instruments — recognition and measurement

Under the new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and

1. Significant accounting policies (Continued)

liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Hedges

This new standard specifies criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

2. Cash

Included in cash is restricted cash of $5,000,000 as provided for in the credit facility disclosed in note 5(a). This amount is to be held for cost overruns related to construction of the Belle Plaine Facility and debt servicing shortfalls. Upon issuance of a certificate of substantial performance by TGF and the Contractor related to the Belle Plaine Facility, the restriction will be reduced to $3,000,000 for debt servicing requirements.

3. Property, plant and equipment

	2006		
	Cost	Accumulated Amortization	Net Book Value
Land	$ 288,000	$ —	$ 288,000
Furniture and fixtures	58,053	5,805	52,248
Computer	18,581	3,097	15,484
Leasehold improvements	35,573	3,557	32,016
	400,207	12,459	387,748
Belle Plaine Facility under development	6,540,338	—	6,540,338
	$6,940,545	$ 12,459	$6,928,086

4. Income tax expense

(a) The provision for income tax expense differs from the amount computed by applying the combined expected federal and provincial income tax rates of 32.12%. The reasons for the differences are as follows:

	2006
Tax expense based on reported income at statutory rates	$1,947
Increase in taxes resulting from:	
Effect of expenses not deductible for tax purposes	156
Income tax expense	$2,103

(b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are as follows:

	2006
Future tax assets:	
Property, plant and equipment	$ 9,000
Share issuance and financing costs	13,781
Non-capital loss carry-forwards	4,168
	26,949
Future tax liabilities:	
Deferred finance charges	409,660
Net future tax liability	$382,711

(c) TGF's qualified capital expenditures for building and machinery and equipment used primarily for the purpose of manufacturing or processing goods for sale or lease earn Saskatchewan investment tax credits ("ITC's") equal to 7% (5% after October 28, 2006) of the total capital cost of the qualifying capital expenditures. The ITC's are used to lower the current period Saskatchewan corporate income tax liability and any excess is 100% refundable to TGF.

5. Credit facilities

TGF has arranged credit facilities to finance the construction of the Belle Plaine Facility. The terms of the credit facilities are as follows:

(a) TGF has entered into a term sheet for a credit facility of up to $50,000,000 with a syndicate of Canadian lenders. The term of the facility is the construction period (up to 16 months) plus a term of up to 5 years starting the earlier of i) the date on which a certificate of substantial performance is issued by TGF and the Contractor or ii) 6 months from last drawdown (the "Term Conversion Date").

Interest only will be charged on the loan during the construction period until the Term Conversion Date. Blended monthly principal and interest payments will be made thereafter sufficient to amortize the loan over 10 years. Interest rates are prime + 2% during the construction period and prime +1% after construction. TGF has the right to convert to a fixed rate.

5. **Credit facilities (Continued)**

Security for the credit facility includes a first priority security interest on all assets and undertakings of TGF plus a general security interest on all other current and after acquired assets. The credit facility also includes certain financial covenants related to working capital, debt to equity, debt service coverage and minimum shareholders' equity, among other things. No draws have been made to September 30, 2006.

(b) TGF has also entered into a debenture purchase agreement with a number of private parties providing for the issue of up to $40,000,000 aggregate principal amount of debentures. The interest rate is 10.5% per annum, compounded annually and payable quarterly. Interest is to be paid quarterly over the first year and quarterly principal and interest payments made beginning on completion of the Belle Plaine Facility (or August 25, 2008 if earlier) in the amount of $24.99 per $1,000 of principal advanced with a lump sum payment of all outstanding amounts payable 60 months after the date of the initial advance.

Security for the credit facility includes a security interest in all of TGF's present and after acquired property, second in priority to the lenders in paragraph 5(a). The credit facility also includes certain financial covenants related to working capital, debt service coverage and minimum shareholders' equity, among other things.

No debentures were issued as of September 30, 2006.

(c) On August 25, 2006, TGF entered into agreements granting 983,111 common share warrants to the parties who have committed to purchase the debentures of TGF as described in note 5(b). Each warrant entitles the holder to acquire a Class A common share at a price of $4.50 per share. The common shares to be received pursuant to the exercise of the warrants provide the shareholder with the right to require TGF to repurchase the shares at any time after the maturity of the subordinated debt facilities. The price to be paid by TGF is the greater of the price paid to acquire the shares or the fair market value of the shares at that time. Accordingly, the warrants have been reflected as a liability and an increase to deferred finance charges. The warrants were valued using the Black Scholes option pricing model, assuming a risk free interest rate of 4.08%, a dividend yield of 0%, and expected volatility of 0% and expected lives of the warrants of two years. The warrants are exercisable at any time after the earliest of August 25, 2008 or a change of control of TGF.

The warrants also provide for the right to acquire additional common shares if additional equity is issued by TGF beyond 8,848,000 shares, such that total warrants exercisable to purchase common shares will, in the aggregate, equal 10% of the fully diluted equity of TGF. Any entitlement to additional common shares that are granted in this manner are exercisable at $5.00 per share.

6. Share capital

	2006
Authorized:	
Unlimited number of Class A common voting shares;	
Unlimited number of Class B common non-voting shares;	
Unlimited number of Class C redeemable preferred non-voting shares, non-cumulative;	
Unlimited number of Class D redeemable, retractable, preferred non-voting shares, non-cumulative	
Issued:	
7,113,000 Class A common shares for cash during the period	$35,565,000
Less: share issuance costs	(27,152)
	$35,537,848

TGF has entered into irrevocable subscription agreements for the issuance of 1,285,000 Class A common shares at a price of $5 per share. The subscriber may elect to subscribe for the shares at any time but in any event no later than August 1, 2007.

7. Financial instruments

The carrying value of cash, GST recoverable, investment tax credit receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these items.

8. Related party transactions

During the period, TGF had the following transactions with companies and entities related to certain shareholders:

General and administrative expenses	$ 39,000
Belle Plaine Facility under development	6,918,074
Financing fees and share issuance costs	297,000

Included in accounts payable is the amount of $2,599,676 related to the above noted transactions.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

9. Commitments

TGF has entered into operating lease arrangements for office space for a five year term expiring July 30, 2011. The annual payments are as follows:

2007	$11,770
2008	12,840
2009	12,840
2010	12,840
2011	10,700

9. Commitments (Continued)

TGF has also entered into a contract for management services at a cost to TGF of $8,300 per month to October 31, 2007. There are also bonuses totalling $50,000 which are contingent on future performance.

10. Subsequent events

(a) Subsequent to September 30, 2006 TGF entered into a licence agreement with Delta-T Corporation ("Delta-T") for the right to use in perpetuity Delta-T's technology for the purpose of construction, operation, enhancement and optimization of the Belle Plaine Facility for a fee of approximately $2.9 million.

(b) Subsequent to September 30, 2006, TGF issued 1,285,000 Class A common shares for gross proceeds of $6,425,000 related to the subscription agreements described in note 6. TGF also issued 480,649 Class A common shares for gross proceeds of $2,403,245.

(c) Subsequent to September 30, 2006, TGF entered into a number of contracts with various growers (the "Production Contracts") to purchase wheat at fixed prices. The Production Contracts are for one or two year periods and provide the grower with the option to extend the Production Contract for a further one year term upon proper written notice. Total commitments under these production contracts to January 26, 2007 are:

Contract Term	Bushels Contracted	Contract Price
One year (expiring Aug/2008)	93,480	$3.54/bushel
Two year (expiring Aug/2009)	1,401,200	$3.68/bushel

The Production Contracts also provide the growers with a cash advance option whereby Conexus Credit Union ("Conexus") will make cash advances to the grower. On direction by the grower, TGF will repay the cash advances to Conexus upon delivery of wheat to TGF by the grower. Should the grower fail to deliver the wheat as specified in the Production Contract, TGF has guaranteed the payment of any outstanding cash advances plus interest to Conexus. To January 26, 2007, total cash advances under these Production Contracts are $1,151,850.

(d) On December 5, 2006. TGF entered into a Grain Supply Agreement (the "Agreement") with Saskatchewan Wheat Pool Inc. for assistance in the procurement and delivery of grain. The Agreement provides that TGF will pay a fee for grain sourced under the Agreement. The Agreement is for a one year term commencing on August 1, 2007 and provides for automatic one year renewal periods unless either party gives proper written notice to terminate the Agreement.

(e) On January 26, 2007, Universal Energy Group Ltd. ("UEGL"), a corporation related to TGF, filed a prospectus relating to the initial public offering of its common shares. On the closing date of this initial public offering TGF will issue an additional 1,109,831 Class A common shares for gross proceeds of $5,549,155. The additional equity raised by TGF will result in the warrants being exercisable to acquire an additional 126,720 Class A common shares (see note 5(c)). Subsequently, the 983,111 warrants will be exercised to acquire 1,109,831 Class A common shares for gross proceeds of $5,057,600. At the closing of this initial public offering, UEGL will purchase all of the issued and outstanding shares of TGF and of Universal Energy Corporation ("Universal"), a related corporation. The business combination will be accounted for as a reverse takeover of UEGL by Universal and an acquisition of TGF by Universal.

10. Subsequent events (Continued)

In connection with the closing of the initial public offering, UEGL will establish an option plan, which is intended to aid in attracting, retaining and motivating the officers, directors, employees and other eligible service providers of UEGL and its subsidiaries. In addition, UEGL will implement a restricted share unit plan as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of UEGL and any subsidiary thereof who provide services to UEGL with the opportunity to acquire common shares of UEGL through an award of restricted share units.

REPORT OF LECG CANADA, LTD.

December 20, 2006

Universal Energy Corporation
25 Sheppard Avenue West
Suite 1605
Toronto, Ontario
M2N 6S6

Attention: Mr. Nino Silvestri, Chief Operating Officer

Dear Sirs:

Re: Initial Public Offering of Universal Energy Group Ltd.

Universal Energy Corporation ("Universal") requested our independent and objective opinions as to:

(a) the accuracy of Universal's residential customer equivalent ("RCE") data as at November 30, 2006;

(b) the operational margin to be earned in calendar year 2007 and 2008 from Universal's existing Energy Contracts as at November 30, 2006;

both to be disclosed in the preliminary prospectus and the final prospectus relating to the initial public offering (the "Offering") of Universal Energy Group Ltd. ("UEGL").

We understand that references to LECG, our services and our opinions will be included in the preliminary prospectus and final prospectus to be provided to prospective investors and filed with the applicable regulatory authorities and that a copy of our opinion will be included in the preliminary prospectus and the final prospectus.

The terminology used herein, unless otherwise defined, has the meaning set out in the preliminary prospectus and final prospectus. The operational margin has been determined without consideration of attrition in the November 30, 2006 customer base over the 2007 and 2008 period, and based on the assumptions that as at November 30, 2006 any excess of contracted supply over estimated customer demand will be absorbed by new customers to be acquired by Universal and any deficiency of supply will be purchased in the spot market. The operational margin is derived from the twelve month volume demand for the Energy Contracts based on historic data provided directly and indirectly from the LDC's. Actual demand over 2007 and 2008 may vary from historic levels due to changes in consumption patterns, weather, etc., and therefore the actual operational margin for 2007 and 2008 may vary from that set out herein.

SCOPE OF REVIEW

In the conduct of this assignment, we have reviewed:

(a) the preliminary prospectus related to the Offering of UEGL;

(b) Universal's calculations of the historic RCE data, and the operational margin accruing from the existing Energy Contracts, and the supporting and underlying documents related thereto; and,

(c) industry information, including data used for the purpose of calculating RCE.

In addition, we have had discussions with representatives of Universal and Sempra Energy Trading Corp. ("Sempra") with respect to the calculations of RCE and operational margin, the supporting and underlying documents related thereto and the systems that generate the underlying data.

In coming to the opinions set out herein, we have considered the Universal business model and its information system, the processes for the purchase of energy supply (through Sempra) and the enrollment of customers (including the integrated capture of data from third party sources, including EIS, SPi Group Inc, Sempra and the LDC's), and Universal's risk management strategies and tools. In addition, we have tested the mathematical accuracy of the underlying reports prepared by Universal, agreed data used to a sample of customer and energy supply contracts, confirmed the reasonableness of certain conversion factors, and generally tested the conclusions with respect to the operational margin against the financial accounting records of Universal.

CONCLUSION

Based on the scope of our review and subject to the restrictions set out herein, in our opinion:

(a) the RCE data as at November 30, 2006 presented in the preliminary prospectus under the heading Customer Base and Growth is accurate; and,

(b) the operational margins to be earned in calendar year 2007 and 2008 from Universal's existing Energy Contracts as at November 30, 2006 are as follows ($000's and Michigan gas U.S. dollar operational margin converted to Canadian dollars at the November 30, 2006 exchange rate of $1.1415):

	2007	2008
Ontario Electricity	$25,479	$26,752
Ontario Gas	9,008	9,510
Michigan Gas	9,039	8,582
Total	$43,526	$44,844

LECG CANADA

LECG Canada is an independent expert consulting firm specializing in the provision of business valuation, damages quantification, financial analysis, forensic investigation and economic consulting services. Its principals have provided valuation and other opinions and related advice throughout Canada in connection with companies in numerous industries, including energy retail companies, have authored and co-authored authoritative texts in the areas of business valuation and damages quantification, lectured extensively throughout Canada and have appeared as expert witness on financial and value related matters before courts, arbitrations, panels and tribunals.

Mr. Robert Low was the individual primarily responsible for the preparation of this letter. Mr. Low is a graduate of the University of Manitoba, and a member of the Canadian Institute of Chartered Accountants and the Canadian Institute of Chartered Business Valuators.

INDEPENDENCE

The fee payable to LECG related to the delivery of this opinion letter is not contingent on our conclusions or the completion of the Offering. Our fees are based on time expended at hourly rates, plus disbursements related to our engagement and taxes.

LECG has not previously provided assurance or other consulting services to Universal or its shareholders. There are no understandings or agreements between LECG and Universal or its shareholders or any of the persons or entities involved in the Offering with respect to future business dealings.

None of the principals of LECG have in the past or currently own, directly or indirectly, shares of Universal, hold any interest directly or indirectly in any of the entities involved in the Offering or have any financial interest whatsoever in the outcome of the Offering.

RESTRICTIONS

This letter is not to be reproduced or used for any purpose other than that stated herein without our prior written permission in each specific instance, which permission shall not be unreasonably withheld. We will not assume any responsibility or liability for losses occasioned by any party as a result of the circulation, publication, reproduction or use of this report, contrary to the provisions of this paragraph.

We reserve the right (but will be under no obligation) to review all calculations referred to in this report and, if considered necessary by us, to revise our opinion in light of any new facts, trends or changing conditions existing at any date prior to or at the date hereof, which become apparent to us subsequent to the date of this letter.

Yours very truly,

(Signed) LECG Canada, Ltd.
LECG Canada, Ltd.
Per: Robert Low, C.A., C.B.V.

CERTIFICATES OF THE COMPANY AND THE PROMOTERS

Date: January 26, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of the *Securities Act* (Newfoundland and Labrador), by Part 3 of the *Securities Act* (Yukon), by Section 27 of the *Securities Act* (Northwest Territories) and by Section 27 of the *Securities Act* (Nunavut) and by the respective regulations thereunder, and does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

By: (Signed) MARK L. SILVER
President, Electricity and Gas Marketing
(in the capacity of Chief Executive Officer
for the purpose of this prospectus)

By: (Signed) STEPHEN PLUMMER
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) GARY J. DRUMMOND
Director

By: (Signed) TIM J. LAFRANCE
Director

Promoters

(Signed) GARY J. DRUMMOND

(Signed) MARK L. SILVER

CERTIFICATE OF THE UNDERWRITERS

Date: January 26, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act* (Newfoundland and Labrador), by Part 3 of the *Securities Act* (Yukon), by Section 27 of the *Securities Act* (Northwest Territories) and by Section 27 of the *Securities Act* (Nunavut) and by the respective regulations thereunder, and to our knowledge, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

NATIONAL BANK FINANCIAL INC.

By: (Signed) TODD DALGLISH

CIBC WORLD MARKETS INC.

By: (Signed) KEVIN W. DALTON

GMP SECURITIES L.P.

By: (Signed) LORNE SUGARMAN

HSBC SECURITIES (CANADA) INC.

By: (Signed) JAY K. LEWIS

NORTH AMERICAN DEREGULATED ENERGY MARKETS


Deregulated Electricity Markets
Deregulated Natural Gas Markets
Deregulated Electricity and Natural Gas Markets
Considering Electricity Market Deregulation
Considering Natural Gas Market Deregulation

NORTH AMERICAN ETHANOL PLANTS


Operational
Under Construction
Under Expansion
Idle
Belle Plaine Facility



UNIVERSAL ENERGY
GROUP

25 Sheppard Avenue West
Suite 1605
Toronto • Ontario
Canada • M2N 6S6
fax: 416.673.1701

www.universalenergygroup.ca





END